6/26

08003988

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Parana Banco S.A.

*CURRENT ADDRESS: Rua Visconde de Nacar, 1441
Curitiba, Brazil
80410-201

**FORMER NAME: ____________

**NEW ADDRESS: ____________

FILE NO. 82- 35218 FISCAL YEAR ____________

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 7/24/08

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99
4 - NIRE (Corporate Registry ID)		
41300002169		

01.02 – HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
Rua Visconde de Nacar, 1441			Centro	
3 - ZIP CODE	4 – CITY			5 - STATE
80410-201	Curitiba			PR
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
0041	3351-9899	3351-5560	3351-5562	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
0041	3351-9899	3351-5565	-	
15 - E-MAIL				
hilariomw@jmalucelli.com.br				

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Luis Cesar Miara				
2 - ADDRESS			3 - DISTRICT	
Rua Visconde de Nacar, 1441 – 1º andar			Centro	
4 - ZIP CODE	5 - CITY			6 - STATE
80410-201	Curitiba			PR
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
0041	3351-9914	3351-9899	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
0041	3351-9899	-	-	
15 - E-MAIL				
miara@paranabanco.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	1	1/1/2007	3/31/2007	4	10/1/2006	12/31/2006
09 - INDEPENDENT AUDITOR KPMG Auditores Independentes					10 - CVM CODE 00418-9		
11. TECHNICIAN IN CHARGE Carlos Eduardo Munhoz					12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 012.345.888-97		

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.05 – CAPITAL STOCK

Number of Shares (in units)	1 – CURRENT QUARTER 3/31/2007	2 – PREVIOUS QUARTER 12/31/2006	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2006
Paid-up Capital			
1 - Common	132,000,000	100,000,000	50,000,000
2 - Preferred	0	0	0
3 - Total	132,000,000	100,000,000	50,000,000
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Financial Institution
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 1240 – Banks
5 - MAIN ACTIVITY Multiple Bank with Loan, Financing and Investment Portfolio
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (In units)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
4/27/2007	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
1	Total Assets	753,339	714,824
1.01	Current Assets	422,413	435,788
1.01.01	Cash and Cash Equivalents	124	364
1.01.02	Interbank Investments	106,830	70,471
1.01.03	Securities	46,921	83,390
1.01.04	Interbank Accounts	417	11
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	262,594	274,671
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	5,420	6,758
1.01.09	Other Assets	107	123
1.02	Noncurrent Assets	310,186	229,684
1.02.01	Interbank Investments	0	0
1.02.02	Securities	85,311	0
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	218,770	224,415
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	6,105	5,269
1.02.08	Other Assets	0	0
1.03	Permanent Assets	20,740	49,352
1.03.01	Investments	17,792	46,619
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	17,493	46,320
1.03.01.03	Interest in Direct and Indirect Associated Companies	0	0
1.03.01.04	Other Investments	316	316
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Property and Equipment	2,542	2,444
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	406	289

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR March 31, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
2	Total Liabilities	753,339	714,824
2.01	Current Liabilities	424,635	335,553
2.01.01	Deposits	291,939	215,180
2.01.02	Funds Obtained in Open Market	34,403	22,351
2.01.03	Exchange Acceptances and Issuance of Securities	36,441	46,226
2.01.04	Interbank Accounts	917	2
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the country	0	0
2.01.08	Onlending abroad	0	0
2.01.09	Other Liabilities	60,935	51,794
2.02	Noncurrent Liabilities	177,595	244,850
2.02.01	Deposits	118,402	182,782
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	52,374	56,245
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the country	0	0
2.02.08	Onlending abroad	0	0
2.02.09	Other Liabilities	6,819	5,823
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	151,109	134,421
2.05.01	Paid-In Capital Stock	132,000	100,000
2.05.02	Capital Reserve	123	123
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	2,307	34,307
2.05.04.01	Legal	2,307	9,732
2.05.04.02	Statutory	0	24,575
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(4)	(9)
2.05.06	Retained Earnings/Accrued Losses	16,683	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6-1/1/2006 to 3/31/2006
3.01	Revenues from Financial Intermediation	71,922	71,922	49,129	49,129
3.02	Financial Intermediation Expenses	(23,213)	(23,213)	(22,361)	(22,361)
3.03	Gross Income from Financial Intermediation	48,709	48,709	26,768	26,768
3.04	Other Operation Revenues/Expenses	(24,075)	(24,075)	(13,034)	(13,034)
3.04.01	Fee and Commission Income	2,416	2,416	3,731	3,731
3.04.02	Personnel Expenses	(2,240)	(2,240)	(1,559)	(1,559)
3.04.03	Other Administrative Expenses	(21,821)	(21,821)	(16,192)	(16,192)
3.04.04	Tax Expenses	(3,447)	(3,447)	(2,351)	(2,351)
3.04.05	Other Operating Revenues	2,329	2,329	2,490	2,490
3.04.06	Other Operating Expenses	(2,103)	(2,103)	(323)	(323)
3.04.07	Equity in Earnings of Subsidiaries	791	791	1,170	1,170
3.05	Operating Income	24,634	24,634	13,734	13,734
3.06	Non-operating Income	12	12	4	4
3.06.01	Revenues	12	12	4	4
3.06.02	Expenses	0	0	0	0
3.07	Income Before Taxation/Interests	24,646	24,646	13,738	13,738
3.08	Provision for Income Tax and Social Contribution	(8,940)	(8,940)	(4,656)	(4,656)
3.09	Deferred Income Tax	977	977	832	832
3.10	Statutory Interest/Contributions	0	0	0	0
3.10.01	Interest	0	0	0	0
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.13	Income/Loss for the Period	16,683	16,683	9,914	9,914

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6-1/1/2006 to 3/31/2006
	NUMBER OF SHARES, EX-TREASURY (In Units)	132,000,000	132,000,000	50,000,000	50,000,000
	EARNINGS PER SHARE (In Reais)	0.12639	0.12639	0.19828	0.19828
	LOSS PER SHARE (In Reais)				

Paraná Banco S.A.

Notes to the Financial Statements

Quarters ended March 31, 2007 and 2006

(In thousands of reais)

1 Operations

Paraná Banco S.A. ("Bank") is a multiple bank whose core activity is to borrow and lend money and conduct accessory operations inherent to the commercial and loan portfolios, financing and investment portfolios and credit card management portfolio.

2 Presentation of the financial statements

The Bank's financial statements and the consolidated financial statements, which embrace the financial statements of the Bank, of its subsidiaries and of the Paraná Banco I Receivables Securitization Fund and of the Paraná Banco II Receivables Securitization Fund ("FIDCs") were prepared based on the accounting practices deriving from Brazilian corporation law, associated with the regulations and instructions of the Brazilian National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Securities and Exchange Commission of Brazil ("CVM").

To produce the consolidated financial statements we eliminated interests held by one company in the other, the balances of the financial accounts, revenues, expenses and unrealized earnings between companies. Minority interests in the shareholders' equity and in the result of subsidiaries were presented separately in the consolidated balance sheet and in the consolidated income for the quarter, respectively, where applicable.

We highlight the main companies included in the consolidated and the interest held by the Bank:

	2007			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
Tresor Holdings S.A. (a)	9,922	59	594	100.00
Paraná Administradora de Consórcio Ltda. (b)	372	142	6	99.99
J. Malucelli Vida e Previdência S.A. (c)	7,400	-	-	99.99
Receivables Securitization Funds				
Paraná Banco I Receivables Securitization Fund (d)	152,068	44	7,300	26.73
Paraná Banco II Receivables Securitization Fund (d)	129,801	39	1,353	22.17

	2006			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. (e)	2,767	244	226	99.99
Tresor Holdings S.A. (a)	36,202	440	876	100.00

(a) Holding company of investment in the indirect associated company J. Malucelli Seguradora S.A.

(b) Investment acquired on April 4, 2006; the company is currently idle.

(c) Company organized on October 17, 2006, which is currently under phase of prior authorization, subject to the final approval to operate by the Superintendence of Private Insurance – SUSEP.

(d) Interest represented by 100% of the FIDCs subordinated quotas, which were consolidated for the purposes of presentation in these financial statements, pursuant to CVM Instruction 408 and interpretation contained in the Directive Release CVM/SNC/SEP 01/2007. Therefore, unrealized earnings relative to the Bank's assignment of loan to FIDCs were eliminated in the consolidated, as shown in the reconciliation below. These FIDCs were consolidated since the Bank exercises operating control over the loans assigned to the Funds.

    The portions of shareholders' equity and income for the quarter corresponding to interest held by third-parties in the FIDCs, in the amounts of R$210,532 and R$4,226 (no balances were recorded on March 31, 2006), respectively, are presented under time deposits and expenses related to capital raised in the market, respectively.

(e) New corporate name of the formerly J. Malucelli Corretora de Valores Ltda.; it operates substantially in the management of investment funds. This company was sold on February 16, 2007 to the Bank's shareholders by the book value of R$2,650; therefore, no result was verified in this transaction.

The reconciliation of shareholders' equity, as of March 31, 2007 and 2006 and of net income for quarters ended on those dates presented at the Bank and consolidated financial statements, is presented as follows:

	2007		2006	
	Shareholders' Equity	Net Income for the quarter	Shareholders' Equity	Net Income for the quarter
Bank	151,109	16,683	110,040	9,914
Unrealized earnings with FIDCs, net of taxes	(16,502)	(8,803)	-	-
Consolidated	134,607	7,880	110,040	9,914

3 Description of significant accounting policies

a. *Statement of income*

Income and expenses are recognized on the accrual basis.

The expenses related to commissions due to mediation of loan operations and agency fees or business introduction, are recognized to the result upon the confirmation of the loan operation. These expenses are not subject to return in case of delinquency of the credit operation borrower.

b. *Accounting estimates*

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the allowance for doubtful loans, deferred income tax assets, provision for contingencies and marked-to-market securities. The settlement of transactions involving these estimates may differ from the estimated amounts due to lack of precision inherent to the process of their determination. The Management reviews the estimates and assumptions at least half-yearly.

c. *Interbank funds invested*

Recorded at the investment or acquisition cost plus the return obtained up to the balance sheet date, net of the provision for adjustment to market value, where applicable.

d. *Securities and derivative financial instruments*

As provided for in the Brazilian Central Bank Circular no. 3068, issued on November 8, 2001, securities classified as "securities available for sale" are stated at cost, plus the return obtained up to the balance sheet date, and adjusted by their respective market value, net of taxes, in contra account to the shareholders' equity account named "Market value adjustments – Securities".

As provided for in BACEN Circular no. 3082, issued on January 30, 2002, the derivative financial instruments were stated at their market values and their gains or losses was recorded in the statement of income.

e. *Loans, time deposits, interbank deposits and other assets and liabilities*

Transactions subject to predetermined remuneration rates are recorded at redemption value, and revenues and expenses corresponding to future periods are recorded in write down account of respective assets and liabilities. Transactions subject to floating rates are restated up to the balance sheet date. Regardless of their level of risk, income from loans more than 60 days overdue is only recorded as revenue when effectively received. Income from loan assignments, with or without co-obligation, is recognized in full in the statement of income for the year at the time of assignment, as required by BACEN.

f. *Allowance for doubtful loans*

The provision for loan losses has been made to an amount compatible with the overall credit risk assessment, in accordance with Management analysis and regulations issued by the Brazilian Central Bank, which stipulates the creation of nine risk levels, AA (minimum risk) and H (loss), and minimum provision percentages for each level.

Operations classified as level H remain classified as such for 6 months, when they are then written off against the existing provision and are controlled, for five years, in memorandum accounts and are no longer recorded in balance sheet accounts. The renegotiated operations are retained, at a minimum, at the same level at which they were classified. The renegotiations of loans that had been written off against the provision and which were included in memorandum accounts are classified as H and any gains arising from the renegotiations are only recognized as income when actually received. The allowance for doubtful loans, considered sufficient by Management, meets the minimum requirements established by the aforementioned resolution.

g. Investments

Investments in subsidiaries and associated companies are accounted for using the equity method of accounting. Other investments are recorded at cost, and adjusted by a provision for losses.

h. Property, plant and equipment

Stated at acquisition cost net of accumulated depreciation. Depreciation was calculated using the straight-line method, applying the following annual rates: 4% for property for own use; 10% for fixtures, fittings, communication and security systems, and 20% for data processing systems.

i. Provision for income and social contribution taxes

The provision for income tax was calculated using a rate of 15% of taxable income, plus a surcharge of 10% on taxable income in excess of R$240. The social contribution tax was calculated using a rate of 9% of income before tax, adjusted according to current legislation.

The income and social contribution taxes on timing differences are included in "Other receivables – Sundry" and reflected in the net income for the quarter, or, where applicable, in the shareholders' equity.

j. Foreign currency operations balances

Recorded at rates ruling at the balance sheet date.

k. Provisions

A provision is recognized in the balance sheet when the Bank or its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk involved.

l. Statements of cash flows

The Bank is presenting as additional information, the statements of cash flows prepared in accordance with NPC 20 – Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

4 Cash and cash equivalents

On March 31, 2007, the consolidated includes R$7,400 (there was no balance on March 31, 2006) of indexed blocked funds, (not indexed up to January 26, 2007), deposited as part of the organization of J. Malucelli Vida e Previdência S.A., which awaits authorization by the regulatory body to start its activities.

5 Interbank funds invested

These refer to purchase and sale commitments and investments in interbank deposits, as follows:

	Bank		Consolidated	
	2007	2006	2007	2006
Purchase and sale commitments – Own portfolio position				
Financial Treasury Bills	56,008	41,200	70,907	41,200
Investment in interbank deposits	50,822	4,586	50,822	4,586
Total	106,830	45,786	121,729	45,786

6 Securities and derivative financial instruments

a. *Securities*

Securities were classified as available for sale and are presented as follows:

	2007						
Type of Security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	26,449	26,449	26,451	(2)
FIDCs	-	-	12,391	58,862	71,253	71,253	-
Pegged to repurchase commitment							
LFT (*)	-	34,530	-	-	34,530	34,534	(4)
Total – Bank	-	34,530	12,391	85,311	132,232	132,238	(6)
Own portfolio							
LFT (*)	-	-	1,077	26,449	27,526	27,528	(2)
Investment funds	21,029	-	-	-	21,029	21,029	-
Pegged to repurchase commitment							
Own portfolio	-	34,530	-	-	34,530	34,534	(4)
Total – Consolidated	21,029	34,530	1,077	26,449	83,085	83,091	(6)
Tax effects							2
Net adjustment to shareholders' equity – Bank and Consolidated							(4)

	2006						
Type of security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	3,724	13,390	17,114	17,117	(3)	-
FIDCs							
Pegged to repurchase commitment	-	17,061	-	17,061	17,058	3	-
LFT (*)							
	-	20,785	13,390	34,175	34,175	-	-
Total – Bank							
Own portfolio	-	3,823	13,390	17,213	17,216	(3)	-
LFT (*)	879	-	-	879	879	-	879
Investment Funds							
Pegged to repurchase commitment	-	17,061	-	17,061	17,058	3	-
LFT (*)							
	879	20,884	13,390	35,153	35,153	-	879
Total – Consolidated	-	3,724	13,390	17,114	17,117	(3)	-

(*) The market value of Brazilian government bonds are obtained using the rates published by ANDIMA - the National Association of Open Market Institutions.

b. Derivative financial instruments (Bank and Consolidated)

Derivative financial instruments portfolio comprised by swap contracts as of March 31, 2007 and 2006 was presented as follows:

	2007					
	Memorandum accounts	On balance sheet - receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	54,498					
Liabilities						
CDI (Interbank Deposit Certificate)	62,864	(5,963)	(2,403)	(8,366)	(7,630)	(736)

	2006					
	Memorandum accounts	On balance sheet – receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	50,989	302	-	302	413	(111)
Liabilities						
CDI (Interbank Deposit Certificate)	56,383	(4,434)	(1,262)	(5,696)	(4,428)	(1,268)

Swap transactions were taken as partial hedge against exchange variation risks on securities obligations issued abroad through issuing fixed rate notes.

7 Loans and allowance for doubtful loans

a. *Portfolio by type of loan*

	Bank		Consolidated	
	2007	2006	2007	2006
Overdraft-secured check	316	-	316	-
Overdraft- secured account	863	1,000	863	1,000
Working capital	306	4,683	306	4,683
Personal loans in installments	486,971	426,534	703,772	426,534
Financing	14,427	2,148	14,427	2,148
Payroll-deductible loan -credit card (i)	2,798	3,573	2,798	3,573
Total	505,681	437,938	722,482	437,938

(i) Credit limit amount used in the revolving credit format.

b. *Loan portfolio by maturity, customer type and economic activity*

Bank

	Bank						
		Portfolio to mature				2007	
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	2006
Industry	-	-	-	-	-	-	1,037
Commerce	-	-	-	-	-	-	96
Services	165	762	25	25	-	977	4,491
Individuals	71,899	62,894	149,162	196,238	24,512	504,704	432,314
Total - 2007	72,064	63,655	149,187	196,263	24,512	505,681	437,938
Total - 2006	58,286	65,867	139,458	166,967	7,360	437,938	

Consolidated **Installments not yet due**

		Portfolio to mature				2007	
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	2006
Industry	-	-	-	-	-	-	1,037
Commerce	-	-	-	-	-	-	96
Services	165	762	25	25	-	977	4,491
Individuals	72,954	96,941	229,765	297,333	24,512	721,505	432,314
Total - 2007	73,119	97,703	229,790	297,358	24,512	722,482	437,938
Total - 2006	58,286	65,867	139,458	166,967	7,360	437,938	

c. *Loan portfolio by risk grade*

Bank

			2007					2006	
Level	Situation	Days overdue	% of provision	Corporate services	Individuals	Total	Provision	Overall total	Provision
AA	Normal		0.00%	-	-	-	-	-	-
A	Normal		0.50%	170	412,852	413,022	2,064	354,575	1,773
B	Normal		1.00%	-	5,587	5,587	56	7,812	78
	Overdue	From 15 to 30	1.00%	28	20,034	20,062	201	25,765	258
C	Normal		3.00%	567	12,657	13,224	397	15,004	450
	Overdue	From 31 to 60	3.00%	-	20,024	20,024	601	12,129	364
D	Normal		10.00%	76	281	357	36	409	41
	Overdue	From 61 to 90	10.00%	-	6,907	6,907	691	5,234	523
E	Normal		30.00%	-	221	221	66	301	90
	Overdue	From 91 to 120	30.00%	9	4,281	4,290	1,287	3,559	1,068
F	Normal		50.00%	-	192	192	96	139	70
	Overdue	From 121 to 150	50.00%	-	4,234	4,234	2,117	2,383	1,191
G	Normal		70.00%	-	99	99	69	192	135
	Overdue	From 151 to 180	70.00%	-	2,750	2,750	1,924	2,022	1,414
H	Normal		100.00%	-	916	916	916	741	741
	Overdue	More than 180	100.00%	128	13,668	13,796	13,796	7,673	7,673
	Total			978	504,703	505,681	24,317	437,938	15,869

Consolidated

				2007				2006	
Level	Situation	Days overdue	% of provision	Corporate services	Individuals	Total	Provision	Overall total	Provision
AA	Normal		0.00%	-	-	-	-	-	-
A	Normal		0.50%	170	616,388	616,558	2,127	354,575	1,773
B	Normal		1.00%	-	12,273	12,273	123	7,812	78
	Overdue	From 15 to 30	1.00%	28	20,147	20,175	202	25,765	258
C	Normal		3.00%	567	15,799	16,366	491	15,004	450
	Overdue	From 31 to 60	3.00%	-	20,024	20,024	601	12,129	364
D	Normal		10.00%	76	1,269	1,345	135	409	41
	Overdue	From 61 to 90	10.00%	-	6,907	6,907	691	5,234	523
E	Normal		30.00%	-	935	935	280	301	90
	Overdue	From 91 to 120	30.00%	9	4,281	4,290	1,287	3,559	1,068
F	Normal		50.00%	-	692	692	346	139	70
	Overdue	From 121 to 150	50.00%	-	4,234	4,234	2,117	2,383	1,191
G	Normal		70.00%	-	798	798	558	192	135
	Overdue	From 151 to 180	70.00%	-	2,750	2,750	1,924	2,022	1,414
H	Normal		100.00%	-	1,339	1,339	1,339	741	741
	Overdue	More than 180	100.00%	128	13,668	13,796	13,796	7,673	7,673
	Total			978	721,504	722,482	26,017	437,938	15,869

d. Breakdown of allowance for doubtful loans

	Bank		Consolidated	
	2007	2006	2007	2006
Opening balance	24,024	14,155	24,569	14,155
Recording	5,048	4,805	6,204	4,805
Written off	(4,755)	(3,091)	(4,755)	(3,091)
Closing balance	24,317	15,869	26,018	15,869
Recovery of written off loans	848	454	848	454

e. Concentration of loans and credit risk

	Bank		Consolidated	
	2007	2006	2007	2006
Ten largest debtors	1,430	1,371	1,430	1,371
Percentage of the total loan portfolio	0.28%	0.31%	0.20%	0.31%
Next fifty largest debtors	4,427	3,686	4,427	3,686
Percentage of the total loan portfolio	0.88%	0.84%	0.61%	0.84%

f. Renegotiated loans

There were no renegotiated loans as of March 31, 2007 and 2006.

g. Loan assignment

By way of a loan assignment agreement with coobligation, the Bank assigned to other financial institutions receivables deriving from financing awarded as payroll-deductible personal loans, to the amount of R$16,986 (R$43,869 in 2006), recording a gain of R$3,093 (R$8,983 in 2006), recorded as income from loans. As of March 31, 2007, the outstanding balance of these assignments was R$118,258 (R$79,914 in 2006).

In 2007, by way of a loan assignment agreement without coobligation, the Bank also assigned to FIDC amounts deriving from financing awarded as payroll-deductible personal loans to the amount of R$114,084 (assigned to other financial institutions R$43,869 in 2006), recording a gain of R$17,956 (R$8,983 of gain with assignments to other financial institutions in 2006), recorded as income from loans. In the Consolidated, the portfolio assigned to FIDCs remains recorded under loan operations and the respective earnings are recognized *pro-rata temporis* up to the balance sheet date.

Loan assignment cooperation agreements were executed in 2005 with Banco Bradesco S.A. for a term of up to 5 years, amounting up to R$30,000 per month, providing the total does not exceed the amount of R$500,000. Such agreements were also executed with other financial institutions for varied terms, with a maximum amount of up to R$401,950. The unused balance available under these agreements as of March 31, 2007 was R$606,936.

8 Other receivables – sundry

Current

	Bank		Consolidated	
	2007	2006	2007	2006
Deferred income and social contribution taxes	1.027	730	5.784	730
Prepaid income and social contribution taxes	1.718	1.809	1.719	1.827
Purchases billable – MasterCard (a)	251	502	251	502
Recoverable Taxes	-	28	978	712
Covenant Loans (b)	1.244	107	1.244	107
Sundry debtors – other institutions	869	-	869	-
Other loans	311	282	312	283
Total	5.420	3.458	11.157	4.161

(a) Refers to amounts receivable, by invoice issued to the credit card holders. This amount represents the total of the invoices in the month, the balance of which can be paid in full or to the minimum amount, in which case it is financed with revolving credit.

(b) Refers to amounts transferred by accredited bodies, corresponding to written off loan installments to be offset against amounts pending regularization stated in current liabilities.

Non current

	Bank		Consolidated	
	2007	2006	2007	2006
Deferred income and social contribution taxes	4.097	2.918	8.139	2.918
Judicial deposits	2.006	2.568	2.006	2.568
Dividends Receivable	-	-	610	-
Other	-	108	568	108
Total	6.103	5.594	11.323	5.594

9 Interest in domestic subsidiaries and associated company

	Bank					
On September 30, 2007	**Tresor Holdings S.A. (a)**	**Paraná Administradora de Consórcio Ltda. (b)**	**J. Malucelli Vida e Previdência S.A. (c)**	**J. Malucelli Consultoria Empresarial S.A. (d)**	**J. Malucelli DTVM (e)**	**Total**
Information about subsidiaries						
Number of outstanding quotas/shares (in thousands)	39	9,212	7,400	-	-	
Shareholders' equity	9,864	230	7,400	-	-	
Net income (loss) for the quarter	594	6	-	-	-	
Information about investments in subsidiaries						
Number of quotas/shares owned (in thousands)	39	9,212	7,399	-	-	
Percentage of interest	100.00%	99.99%	99.99%	-	-	
Breakdown of accounts						
Opening balances	35,737	224	7,399	5	2,955	46,320
Disposal of investments	-	-	-	(5)	(2,650)	(2,655)
Capital decrease	(25,827)	-		-	-	(25,827)
Equity in operating earnings of subsidiaries	594	6	-	-	191	791
Dividends	(640)	-	-	-	(496)	(1,136)
Balances of investments	9,864	230	7,399	-	-	17,493
Balances with the Bank						
Assets	43	366	-	-	-	
Revenues	295	12	-	-	-	
Main accounts in balance sheet and income statement						
Assets						
Cash and cash equivalents	43	1	7,400	-	-	
Financial investments	-	366	-	-	-	
Investment in associated company	8,958	5	-	-	-	
Other	921		-	-	-	
Liabilities	(58)	(142)	-	-	-	
Shareholders' equity	9,864	230	7,400	-	-	
Revenues	757	12	-	-	-	
Expenses	(163)	(6)	-	-	-	

(a) Holding company of 15% in the indirect associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance company was calculated based on the financial statements as of February 28, 2007, whose main balances of this associated company on this date are: (1) number of shares held - 1,246,140; (2) shareholders' equity – R$59,720; (3) net income for the quarter – R$3,080; (4) investment value – R$8,958; (5) equity in earnings of subsidiaries – R$462.

(b) Investment acquired on April 4, 2006, the company was idle.

(c) Company incorporated on October 17, 2006, the company is on a prior authorization stage, depending on the final approval to work by the Superintendence of Private Insurance – SUSEP.

(d) Investment acquired on September 4, 2006, and sold on February 1, 2007.

(e) New company name of former J. Malucelli Corretora de Valores Ltda.; it operates materially in the management of investment funds. On February 16, 2007, the company was sold to the Bank's shareholders by the book value of R$2,650 and, therefore, it did not ascertain a result in this transaction.

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Bank		
	Tresor Holdings S.A. (a)	J. Malucelli DTVM (e)	Total
On September 30, 2007			
Information about subsidiaries			
Number of outstanding quotas/shares (in thousands)	55	23,000	
Shareholders' equity	35,762	2,523	
Net income for the quarter	876	226	
Information about investments in subsidiaries			
Number of quotas/shares owned (in thousands)	55	22,998	
Percentage of interest	100.00%	99.99%	
Breakdown of accounts			
Opening balances	55,386	4,228	59,614
Capital decrease	(16,000)	-	(16,000)
Equity in operating earnings of subsidiaries	876	294	1,170
Dividends	(4,500)	(2,000)	(6,500)
Balances of investments	35,762	2,522	38,284
Balances with the Bank			
Assets	27,821	1,424	
Revenues	1,391	140	
Expenses	-	(13)	
Main accounts in balance sheet and income statement			
Assets			
Cash and cash equivalents	2	21	
Financial investments	27,821	2,392	
Investment in associated company	7,695	-	
Other	684	354	
Liabilities	(440)	(244)	
Shareholders' equity	35,762	2,523	
Revenues	1,396	613	
Expenses	(520)	(387)	

(a) The equity in earnings of the insurance company was calculated based on the financial statements as of February 28, 2006, whose main balances of this associated company on this date are: (1) number of shares held - 1,246,140; (2) shareholders' equity – R$51,300; (3) net income for the quarter – R$33; (4) investment value – R$7,695; (5) equity in earnings of subsidiaries – R$5.

(b) New company name of former J. Malucelli Corretora de Valores Ltda., it operates materially in the management of investment funds. On February 16, 2007, the company was sold to the Bank's shareholders by the book value of R$2,650 and, therefore, it did not ascertain a result in this transaction.

10 Deposits

The breakdown by maturity term follows:

Bank

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
On demand	2,049	2,564	-	-	-	-
Up to 90 days	-	-	25,852	23,629	90,679	69,056
From 91 to 360 days	-	-	-	270	173,359	105,689
More than 360 days (a)	-	-	-	846	118,402	136,899
Total	2,049	2,564	25,852	24,745	382,440	311,644

Consolidated

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
On demand	2,006	2,553	-	-	-	-
Up to 90 days	-	-	25,852	23,629	90,679	69,056
From 91 to 360 days	-	-	-	-	236,994	105,391
More than 360 days (a)	-	-	-	-	264,933	109,078
Total	2,006	2,553	25,852	23,629	592,606	283,525

(a) As of March 31, 2007 time deposits, within the maturity term of over 360 days, were obtained at rates ranging between 12.5% and 15.0% per annum in prefixed transactions and 100.0% and 113.0% of the variation recorded by the Interbank Deposit Certificates in floating transactions.

11 Funds obtained in open market (Bank and Consolidated)

They refer to repurchase operations to settle, tied to federal government bonds, in the amount of R$34,403 (R$17,059 in 2006), maturing by April 2, 2007.

12 Acceptances and endorsements (Bank and Consolidated)

Refers to obligations on securities issued abroad obtained by issuing fixed rate notes to the amount of US$42,000 thousand (US$22,000 thousand in 2006), as follows:

Tranche (in US$ thousands)	Maturity	Interest rate	2007	2007
3,000	5/10/2006	7.0000%	-	7,231
3,500	8/01/2006	7.5000%	-	8,165
9,500	2/05/2007	7.9300%	-	21,494
6,000	6/22/2007	8.0000%	12,568	13,453
5,000	11/19/2007	8.0000%	10,959	-
6,000	2/13/2008	7.9852%	12,914	-
20,000	11/27/2008	7.6543%	42,055	-
5,000	2/13/2009	7.5209%	10,319	-
Total			88,815	-
Current			36,441	36,890
Long-term liabilities			52,374	13,453

13 Other liabilities – sundry

	Bank		Consolidated	
Current	**2007**	**2006**	**2007**	**2006**
Provision for payment related to - other administrative expenses	2,489	2,107	2,573	2,107
Receipt of loan operations pending regularization (a)	28.658	13.469	25.516	13.469
Accounts payable – credit cards (b)	444	511	444	511
Sundry creditors - domestic	8.689	4.042	8.689	4.042
Other	575	872	716	880
Total	40.855	21.001	37.938	21.009

(a) Refers to loan amounts paid by customers, where the transaction to be written off has not yet been identified, and the amounts to be transferred to the assignees, referring to assigned loans, the collection of which is made by the Bank.

(b) Refers to amounts payable to storekeepers.

	Bank and Consolidated	
Long-term liabilities	**2007**	**2006**
Provision for civil contingencies	1,418	514
Provision for labor contingencies	1,407	2,315
	2,825	2,829

14 Provisions, liabilities, contingent assets and liabilities (Bank and Consolidated)

The Bank is party in judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

a. Composition of provisions

Based on information from its legal advisors, an analysis of the pending legal proceedings, and as to labor claims, based on previous experience with regards to amounts claimed, Management recorded provisions for amounts considered sufficient to cover possible losses from the current lawsuits, as follows:

	2007	2006
Civil	1,418	514
Labor	1,407	2,315
Tax	1,591	33
	4,416	2,862

b. Breakdown in the provisions

	2007				
	Balances as of January 1	Additions to the provision	Reversals	Payment	Balances as of March 31
Civil	1,269	452	(209)	(94)	1,418
Labor	1,817	971	(735)	(646)	1,407
Tax	1,546	79	-	(34)	1,591
	4,632	1,502	(944)	(774)	4,416

	2006				
	Balances as of January 1	Additions to the provision	Reversals	Payment	Balances as of March 31
Civil	514	-	-	-	514
Labor	2,294	84	-	(63)	2,315
Tax	33	-	-	-	33
	2,841	84	-	(63)	2,862

c. Contingent assets and liabilities

As of March 31, 2007, there are other proceedings assessed by the Company's legal counsels as being a possible or remote risk relating to civil and labor claims to the amount of R$358 and R$6,331 respectively, for which no provision was recorded considering that accounting practices adopted in Brazil do not require to record them in the books.

As of March 31, 2007, the Bank has other contingent liabilities involving tax issues to the estimated amount of R$2,183 rated as a possible or remote risk, for which no provision for

losses has been recorded in the financial statements. The main proceedings are as follows:

- Social contribution: Proceeding contesting the tax assessment issued to collect the social contribution on the IPC 90 monetary restatement difference, the Management estimates the risk at R$963.

- INSS on freelance workers: judicial proceeding to dismiss the assessment notice referring to the demand for social security contributions resulting from workers deemed not to be freelance. Bank Management estimates the risk involved to be R$1,191.

No contingency gains were recorded in the quarters ended March 31, 2007 and 2006.

15 Income and social contribution taxes

a. *Current quarter income and social contribution taxes charge*

	Bank		Consolidated	
	2007	2006	2007	2006
Net income before tax on income	24,646	13,738	11,464	14,218
Income and social contribution taxes charge at the nominal rates of 25% e 9%, respectively	(8,380)	(4,671)	(3,898)	(4,834)
Permanent deductions and (additions)	417	847	314	462
Interest in subsidiaries/associated companies	269	398	157	2
Other	148	449	157	460
Income and social contribution taxes overdue on the income for the year	(7,963)	(3,824)	(3,584)	(4,372)

b. *Breakdown of income and social contribution tax expenses*

	Bank		Consolidated	
	2007	2006	2007	2006
Deferred taxes – recording in the quarter on timing differences	977	832	5,511	832
Current taxes – Income and social contribution taxes	(8,940)	(4,656)	(9,095)	(5,204)
Total	(7,963)	(3,824)	(3,584)	(4,372)

c. *Origin and investments of deferred income and social contribution taxes*

Description	Bank 2007 Balances as of January 1	Constitution	Realization	Balances as of March 31
Income and contribution taxes - assets				
On allowance for doubtful loans	3,271	1,716	(826)	4,161
On provision for tax, labor and civil contingencies	874	393	(603)	961
On market value adjustments of securities	5	-	(3)	2
	4,150	2,109	(1,135)	5,124

Description	Consolidated 2007 Balances as of January 1	Constitution	Realization	Balances as of December 31
Deferred income and social contribution taxes - assets				
On unrealized profits with FIDCs	4,266	6,105	(1,572)	8,799
On allowance for doubtful loans	3,271	1,716	(826)	4,161
On provision for tax, labor and civil contingencies	874	393	(306)	961
On market value adjustments of securities	5	-	(3)	2
	8,416	8,214	(2,707)	13,923

Description	Bank and Consolidated 2006 Balances as of January 1	Constitution	Realization	Balances as of March 31
Deferred income and social contribution taxes - assets				
On allowance for doubtful loans	2,036	825	-	2,861
On provision for tax, labor and civil contingencies	780	7	-	787
On market value adjustments of securities	26	-	(26)	-
	2,842	832	(26)	3,648

d. Projected realization of tax credits on timing differences

Bank

	2007			
	Income tax	Social contribution tax	Total	2006
2006	-	-	-	730
2007	755	272	1,027	730
2008	754	271	1,025	730
2009	753	271	1,024	729
2010	753	271	1,024	729
2011	753	271	1,024	-
Total	3,768	1,356	5,124	3,648

The present value of the tax credits, considering the average funding rate, is R$3,562 (R$2,149 in 2006).

Bank

	2007			
	Income tax	Social contribution tax	Total	2006
2006	-	-	-	730
2007	4,253	1,531	5,784	730
2008	3,726	1,341	5,067	730
2009	753	271	1,024	729
2010	753	271	1,024	729
2011	753	271	1,024	-
Total	10,238	3,685	13,923	3,648

The present value of the tax credits, considering the average funding rate, is R$10,892 (R$2,149 in 2006).

e. Unrecognized tax credits (Bank and Consolidated)

The Bank and the subsidiaries have no tax credits which were not recorded in the financial statements as of March 31, 2007 and 2006.

16 Shareholders' equity

a. Capital stock

The Bank's fully subscribed and paid-in capital stock consists of 132,000,000 (50,000,000 in 2006) registered common shares, at the nominal value of R$1.00 each, held by domestic shareholders.

b. Capital reserve

Refers to the restatement of the CETIP financial securities, which is conducted based on information provided by this entity.

c. Revenue reserves

The legal reserve is formed by 5% of the net income for the year, limited to 20% of the capital stock.

In accordance with the statutory provisions, the Chairman proposes distribution of the net income after the formation of the legal reserve and payment of the minimum mandatory dividend, and its proposal is taken by the General Meeting for approval.

d. Dividends and interest on shareholders' equity

Shareholders are assured minimum dividends of 25% of the net income for the year, adjusted pursuant to corporation law. The interest on shareholders' equity is calculated according to the criteria specified by existing tax legislation. The accounting records comply with the accounting guidelines issued by the Brazilian Central Bank, where the expense incurred is reclassified from the statement of income to retained earnings, in order to produce and publish the financial statements in accordance with Circular 2739, article 3, issued by the Brazilian Central Bank on February 19, 1997. No interest on shareholders' equity was paid in the quarter.

17 Related party transactions

Bank

	2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	729	-	-
Time deposits	88,204	-	3,039
Reimbursement of income/expenses	-	7	409
Rental	-	12	-

Bank

	2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	228	-	-
Time deposits	81,275	-	3,550
Interbank deposits	1,115	-	126
Reimbursement of income/expenses	-	9	306
Rental	-	4	-

Consolidated

	2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	686	-	-
Time deposits	87,838	-	2,728
Reimbursement of income/expenses	-	7	409
Rental	-	11	-

Consolidated

	2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	217	-	-
Time deposits	53,156	-	2,019
Reimbursement of income/expenses	-	-	306

Time deposits and other related party transactions are made under term conditions and market rates

18 Other administrative expenses

	Bank		Consolidated	
	2007	2006	2007	2006
Commissions and brokerage	(14,817)	(11,781)	(14,817)	(11,781)
Specialized technical services	(3,639)	(1,532)	(3,639)	(1,611)
Data processing	(591)	(393)	(591)	(399)
Advertising and marketing	(468)	(343)	(468)	(343)
Financial system service expenses	(462)	(354)	(592)	(361)
Communications expenses	(385)	(222)	(385)	(222)
Transportation expenses	(151)	(186)	(151)	(186)
Special offers and public relations	(84)	(125)	(84)	(126)
Other	(1,224)	(1,256)	(1,318)	(1,370)
Total	(21,821)	(16,192)	(22,045)	(16,399)

19 Other operating income and expenses

	Bank		Consolidated	
	2007	2006	2007	2006
Other income				
Expense recovery	16	9	13	-
Foreign exchange variation	1,369	2,340	1,369	2,340
Reversal of provision for civil and labor contingencies	944	-	944	-
Other	-	141	10	141
Total	2,329	2,490	2,336	2,481
Other expenses				
Monetary restatement of income tax	(596)	(231)	(596)	(231)
Civil, labor and tax contingencies	(1,502)	(84)	(1,502)	(84)
Other	(5)	(8)	(6)	(13)
Total	(2,103)	(323)	(2,104)	(328)

20 Other information

a. The Bank maintains shareholders' equity compatible with the level of risk presented by its asset structure, calculated on a consolidated basis with J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda., which constitute the Financial Conglomerate, pursuant to BACEN Resolution 2099/94 and subsequent regulations. On March 31, 2007, the adjusted shareholders' equity accounted for 23.5% (19.2% in 2006) of the risk-weighted assets, greater than the minimum required index of 11%.

b. The Bank has a computer and data processing equipment leasing agreement with a remaining term of 20 months. Leasing expenses in the quarter amounted to R$123 (R$96 in 2006).

c. The guarantees awarded by the Bank amounted to R$360 (R$322 in 2006).

d. The Bank and its subsidiaries sponsor a supplementary pension plan for their employees, who adhered to the plan making defined contributions, in the financial capitalization scheme, which was introduced in December 2004. The Bank is only responsible for the administrative expenses and the costs related to the insurance premium for participants' disability and death benefits. In the quarter ended March 31, 2007, the contributions amounted to R$79 for the Bank in the Consolidated (R$63 for the Bank and R$72 in the Consolidated in 2006). The contributions related to accumulation of the plan's obligations are shouldered in full by the participants.

e. The associated company J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. manages investment funds, whose net assets as of March 31, 2007 amount to R$350,621 (R$172,659 in 2006).

f. The main financial instruments as of March 31, 2007 and 2006 refer to securities, which are valued at market value and disclosed in note 6, the loans, time deposits and acceptances and endorsements, whose market values are:

	Bank		Consolidated	
	2007	2006	2007	2006
Loans	510,696	432,104	734,066	432,104
Time deposits	382,617	312,342	592,782	284,299
Acceptances and endorsements	88,597	49,541	88,597	49,541

The market values were calculated by discounting cash flows according to the ruling contractual conditions and market rates on the balance sheet date. The carrying value of the other financial instruments approximates the market value on the balance sheet date.

g. On March 6, 2007 a share purchase and sale agreement was executed with Advent International ("Advent"), to buyback 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by Advent at an amount referenced in the price per share of the Bank, offered to investors in the Initial Public Offering of Preferred Shares ("IPO"). Pursuant to said agreement, the Bank's Board of Directors resolved, on April 27, 2007, on the issuance of two subscription bonuses, which were acquired by Advent on that same date. This subscription bonus will afford Advent the right to subscribe 2,760,784 and 4,572,548 non-voting preferred shares in the Bank, respectively, in capital increase to be privately executed by the Bank, at the price determined at the IPO. The exercise of the subscription bonus that grants Advent the right to subscribe 2,760,784 shares is subject to the publication in Brazil of the IPO Commencement Notice and its ratification by SUSEP (Superintendence of Private Insurance), filing and publication of the minutes of the general shareholders' meeting of the Insurance Company, held on March 6, 2007. The exercise of the subscription bonus that grants Advent the right to subscribe 4,572,548 shares is subject to the exercise of the first subscription bonus and of the approval of the transfer of control of the Insurance Company to the Bank by SUSEP. The Insurance Company's shares will be transferred to the Bank on the dates the on which the Bank's shares are issued and paid-in by Advent on account of subscription bonus conversion. Once approved by SUSEP, the Bank will hold 100% of the Insurance Company's shares. Due to the fact that the price of this transaction refers to the price per share set forth at the IPO, it is not possible to forecast the goodwill to be generated in this transaction.

21 Subsequent event

Change in the capital stock

At the Extraordinary General Meeting, held on April 27, 2007, our shareholders approved: (a) the reverse split of all common shares representing the Bank's capital stock, at the ratio of 2:1, so that every 2 common shares now correspond to 1 common share, and the Bank's capital stock remains the same and the number of shares in which the capital stock is divided changes from 132,000,000 shares to 66,000,000 shares; and (b) the conversion of 5,400,000 common shares into preferred shares, at the ratio of 1:1, observing the respective shareholders' interest, so that the Bank's capital stock now is divided into 66,000,000 shares, of which 60,600,000 are common shares and 5,400,000 are preferred shares. Pursuant to the applicable legislation, the resolutions taken at this general meeting are subject to ratification by the Brazilian Central Bank.

MANAGEMENT REPORT

The Management of Paraná Banco S.A. hereby submits to your examination the Management Report and related Quarterly Information - ITR, along with the Special Review Report from KPMG Independent Auditors, referring to the quarter ended March 31, 2007.

Profile

Paraná Banco, a company that comprises J. Malucelli Group, is a multiple bank specialized in payroll-deductible personal loans, having been pioneer in the granting of loans to Government Employees, to whom services have been provided since 1995. Paraná Banco was also one of the first banks to enter into a partnership with the Brazilian Social Security Institute – INSS, thus offering personal loans to retirees and pension holders as well.

The Bank's structure, which encompasses a domestic network of approximately 510 bank correspondents and over 564 formal partnerships, is currently dimensioned and adjusted to this model of operations, thus allowing for the necessary efficiency to maintain assets quality, growth rates and profitability achieved in previous years.

As for payroll-deductible loans, Paraná Banco is among institutions that have the highest number of partnerships for the granting of payroll-deductible loans – including more than 235 municipalities in 20 Brazilian states, in addition to the Army, the Judiciary Branch, Federal Management Bodies, INSS, Infraero, Brazilian Post Office, Federal, State and Local Legislative Branches. The Bank also has 60 partnerships with private companies.

At the end of March 2007, the Bank had approximately 600,000 clients registered in its portfolio. This portfolio has been presenting a constant growth of 46% p.a. in the last five years.

Economic Scenario

The economic scenario was mostly stable in 2006 and 1Q07, driven by the high liquidity of international markets, along with the consistent monetary policy adopted by the government. In this 1Q07 the country risk dropped to approximately 167 basis points, the basic interest rate was reduced to 12.75% and inflation accumulated in the quarter stood at 1.26%, according to IPC-A (Amplified Consumer Price Index).

Such scenario was very appealing for the growth in personal loans, particularly of payroll-deductible loans, the interest rates of which are even more attractive, thus allowing for the inclusion of a potential target public of around 25 million people. According to the Brazilian Central Bank, the balance of payroll-deductible loans already represents 54.6% of total personal loans in Brazil, according to February 2007 data.

Loan Portfolio

Paraná Banco's loan operations had a 3.3% reduction on March 31, 2007 when compared to December 31, 2006, going to R$523.1 million due to the portfolio granted to the Credit Rights Investment Fund Paraná Banco II, in March 2007. Consolidated loan operations amounted to R$722.5 million on March 31, 2007, an 11.5% increase when compared to December 31, 2006. Payroll-deductible loans accounted for approximately 98% of the total loan portfolio in the period.

Funding

On March 31, 2007, Paraná Banco's total funding (including funding by means of loan granting to other financial institutions) amounted to R$651.8 million (R$862.0 million in the consolidated), a growth of 0.9% over December 31, 2006 (19.0% in the consolidated). Cash, Interbank and time deposits, which accounted for 54.5% of total liabilities (65.7% consolidated), amounted to R$410.3 million (R$620.5 million in the consolidated), an increase of 3.1% in the period (30.3% in the consolidated). Foreign currency funding, which account for 11.8% of total liabilities (9.4% in the consolidated), totaled US$42.0 million, equivalent to the balance (principal plus interest) of R$88.8 million, of which 71% are hedged, minimizing the risk of devaluation of the Brazilian currency.

Paraná Banco has been using several funding tools with the purpose of becoming even more competitive in the market where it operates. In addition to the funding through the Paraná Banco Bank Deposit Certificate – the main investment offered to large institutional clients –, the Institution has concluded the structuring of its second Credit Rights Investment Fund in March, amounting to R$128.4 million.

The Credit Rights Investment Fund (FIDC) Paraná Banco II was classified as brAAf by Standard & Poor's, an evidence of the quality of the bonds that comprise its portfolio.

Commercial and Retail

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Aiming at improving the relationship management with government and private employers, with bank correspondents and customers nationwide, Paraná Banco, through its service provider, structured regional offices in the cities of Porto Alegre (Rio Grande do Sul, Florianópolis (Santa Catarina), São Paulo (São Paulo), Rio de Janeiro (Rio de Janeiro), Belo Horizonte (Minas Gerais), Goiânia (Goiás) and Salvador (Bahia).

Financial Performance

The Bank's Shareholders' Equity totaled R$151.1 million (R$134.6 million in the consolidated) in 1Q07, 12.4% (6.2% in the consolidated) higher than in the last quarter of 2006. Net income in the quarter totaled R$16.7 million (R$7.9 million in the consolidated), 68.3% higher when compared to the same period in 2006 (there was a 20.5% reduction in the consolidated).

Capital Adequacy Ratio (Basel) at the end of 1Q07 corresponded to 23.5% of total risk-weighted assets, exceeding the minimum 11% required by the Brazilian Central Bank.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Management of Corporate Risks

Paraná Banco has been constantly improved its technological systems concerned with risks control and prevention, aiming at reducing eventual losses through the ongoing monitoring of loan operations and their guarantees.

Risks inherent to the activity are analyzed and managed directly and jointly by the Bank's Top Management, with emphasis on the efficient and strict control over the exposure factors to market, loan and institutional risks.

The loan policy prioritizes business liquidity and quality, with a permanent supervision of the operations contracted. Market risk is managed by the Value at Risk (VaR) tool. In 1Q07, figures related to the loss potential, measured by VaR, were in line with pre-established levels, taking into account the highly conservative standing of the institution.

It is worth mentioning that Paraná Banco has a technical group, supported by external consultants, that has been preparing the Bank to comply with the regulations of the New Basel Accord (Basel II), to be implemented in the country as of 2008.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

SR	RISKbank
BrA- Baixo Risco de Crédito	9,94 Baixo Risco para médio prazo
Junho 2007	Julho 2007
lf rating	STANDARD &POOR'S
A- Baixo Risco de Crédito	BrBBB+ Baixo Risco de Crédito
Junho 2007	Junho 2007

Translator's note:
BrA- Low Credit Risk / June 2007
A- Low Credit Risk / June 2007
9.94 Low risk – medium term / July 2007
BrBBB+ Low Credit Risk / June 2007

Paraná Banco has made the rating reports issued by the respective agencies available to its customers and investors at the website www.paranabanco.com.br.

Human Resources
Paraná Banco's staff at the end of 1Q07 was comprised of 265 employees.

Aiming at promoting the professional valuation of its employees, Paraná Banco maintains qualification processes to fit into the new activities and speed up the integration with new professionals. It also maintains an Internship Program, an Internal Talent Interneship program, and it also employs six minor apprentices.

As for Benefits, the highlight is the Multi-sponsored Paraná Pension Fund ("Fundo Paraná de Previdência Multipatrocinada"), a closed, non-profit, private pension fund, aimed at providing employees with a pension plan.

Corporate Governance
All decision process in Paraná Banco begins at the Senior Committee, which centralizes the Bank's management structure, and each Officer is responsible for its area's decision within the limits and budgets agreed in this Committee. The sitting members of the Senior Committee are the Chief Executive Officer (main shareholder of the Bank), all officers, and also guest members.

Social Project
Paraná Banco is one of the mains sponsors of the Citizen Soccer Project ("Projeto Futebol Cidadão") carried out by J. Malucelli Centro de Inclusão Social in a partnership with Fundação Ação Social of the Curitiba Municipality, where children and adolescents ranging from 12 to 17 years of age, who are in a risky social condition in Curitiba, receive health, dental, psychological, social and school care, in addition to transportation, on-site meal, and monthly food staples basket, as a mean of social inclusion, thus creating opportunities and preparing youngsters for the future.

Independent Auditors
In compliance with CVM Instruction 381, the Bank and its subsidiaries did not hire nor had any services provided by KPMG Auditores Independentes related to these companies other than

external auditing services. The adopted policy complies with the principles that preserve the auditor's independence, according to international criteria, that is, the auditor must not audit his own work nor carry out management functions for his client or promote the client's interests.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
1	Total Assets	944,103	783,933
1.01	Current Assets	574,255	486,424
1.01.01	Cash and Cash Equivalents	7,606	7,906
1.01.02	Interbank Investments	121,729	73,772
1.01.03	Securities	56,636	47,986
1.01.04	Interbank Accounts	417	11
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	376,599	347,409
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	11,160	9,217
1.01.09	Other Assets	108	123
1.02	Noncurrent Assets	357,639	285,094
1.02.01	Interbank Investments	0	0
1.02.02	Securities	26,449	0
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	319,865	275,784
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	11,325	9,310
1.02.08	Other Assets	0	0
1.03	Permanent Assets	12,209	12,415
1.03.01	Investments	9,261	9,653
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	0	0
1.03.01.03	Interest in Direct and Indirect Associated Companies	8,958	9,107
1.03.01.04	Other Investments	320	575
1.03.01.05	Provision for Losses	(17)	(29)
1.03.02	Property and Equipment	2,542	2,465
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	406	297

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR March 31, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2007	4 – 12/31/2006
2	Total Liabilities	944,103	783,933
2.01	Current Liabilities	485,370	347,878
2.01.01	Deposits	355,531	229,124
2.01.02	Funds Obtained in Open Market	34,403	22,351
2.01.03	Exchange Acceptances and Issuance of Securities	36,441	46,226
2.01.04	Interbank Accounts	917	2
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the Country	0	0
2.01.08	Onlending Abroad	0	0
2.01.09	Other Liabilities	58,078	50,175
2.02	Noncurrent Liabilities	324,126	309,332
2.02.01	Deposits	264,933	247,264
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	52,374	56,245
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the Country	0	0
2.02.08	Onlending Abroad	0	0
2.02.09	Other Liabilities	6,819	5,823
2.03	Deferred Income	0	0
2.04	Minority Shareholders	0	1
2.05	Shareholders' Equity	134,607	126,722
2.05.01	Paid-In Capital Stock	132,000	100,000
2.05.02	Capital Reserve	123	123
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	2,307	26,608
2.05.04.01	Legal	2,307	9,732
2.05.04.02	Statutory	0	16,876
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(4)	(9)
2.05.06	Retained Earnings/Accrued Loss	181	0

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6-1/1/2006 to 3/31/2006
3.01	Revenues from Financial Intermediation	63,474	63,474	49,258	49,258
3.02	Financial Intermediation Expenses	(28,284)	(28,284)	(20,830)	(20,830)
3.03	Gross Income from Financial Intermediation	35,190	35,190	28,428	28,428
3.04	Other Operating Revenues/Expenses	(23,737)	(23,737)	(14,142)	(14,142)
3.04.01	Fee and Commission Income	2,816	2,816	4,075	4,075
3.04.02	Personnel Expenses	(2,264)	(2,264)	(1,639)	(1,639)
3.04.03	Other Administrative Expenses	(22,045)	(22,045)	(16,399)	(16,399)
3.04.04	Tax Expenses	(2,938)	(2,938)	(2,405)	(2,405)
3.04.05	Other Operating Revenues	2,336	2,336	2,549	2,549
3.04.06	Other Operating Expenses	(2,104)	(2,104)	(328)	(328)
3.04.07	Equity in Earnings of Subsidiaries	462	462	5	5
3.05	Operating Income	11,453	11,453	14,286	14,286
3.06	Non-operating Income	11	11	0	0
3.06.01	Revenues	11	11	0	0
3.06.02	Expenses	0	0	0	0
3.07	Income Before Taxation/Interest	11,464	11,464	14,286	14,286
3.08	Provision for Income Tax and Social Contribution	(9,095)	(9,095)	(5,204)	(5,204)
3.09	Deferred Income Tax	5,511	5,511	832	832
3.10	Statutory Interest/Contributions	0	0	0	0
3.10.01	Interest	0	0	0	0
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.12	Minority Shareholders	0	0	0	0
3.13	Income/Loss for the Period	7,880	7,880	9,914	9,914

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 1/1/2007 to 3/31/2007	4- 1/1/2007 to 3/31/2007	5- 1/1/2006 to 3/31/2006	6-1/1/2006 to 3/31/2006
	NUMBER OF SHARES, EX-TREASURY (In Units)	132,000,000	132,000,000	50,000,000	50,000,000
	EARNINGS PER SHARE (In Reais)	0.05970	0.05970	0.19828	0.19828
	LOSS PER SHARE (In Reais)				

MANAGEMENT REPORT

The Management of Paraná Banco S.A. hereby submits to your examination the Management Report and related Quarterly Information - ITR, along with the Special Review Report from KPMG Independent Auditors, referring to the quarter ended March 31, 2007.

Profile

Paraná Banco, a company that comprises J. Malucelli Group, is a multiple bank specialized in payroll-deductible personal loans, having been pioneer in the granting of loans to Government Employees, to whom services have been provided since 1995. Paraná Banco was also one of the first banks to enter into a partnership with the Brazilian Social Security Institute – INSS, thus offering personal loans to retirees and pension holders as well.

The Bank's structure, which encompasses a domestic network of approximately 510 bank correspondents and over 564 formal partnerships, is currently dimensioned and adjusted to this model of operations, thus allowing for the necessary efficiency to maintain assets quality, growth rates and profitability achieved in previous years.

As for payroll-deductible loans, Paraná Banco is among institutions that have the highest number of partnerships for the granting of payroll-deductible loans – including more than 235 municipalities in 20 Brazilian states, in addition to the Army, the Judiciary Branch, Federal Management Bodies, INSS, Infraero, Brazilian Post Office, Federal, State and Local Legislative Branches. The Bank also has 60 partnerships with private companies.

At the end of March 2007, the Bank had approximately 600,000 clients registered in its portfolio. This portfolio has been presenting a constant growth of 46% p.a. in the last five years.

Economic Scenario

The economic scenario was mostly stable in 2006 and 1Q07, driven by the high liquidity of international markets, along with the consistent monetary policy adopted by the government. In this 1Q07 the country risk dropped to approximately 167 basis points, the basic interest rate was reduced to 12.75% and inflation accumulated in the quarter stood at 1.26%, according to IPC-A (Amplified Consumer Price Index).

Such scenario was very appealing for the growth in personal loans, particularly of payroll-deductible loans, the interest rates of which are even more attractive, thus allowing for the inclusion of a potential target public of around 25 million people. According to the Brazilian Central Bank, the balance of payroll-deductible loans already represents 54.6% of total personal loans in Brazil, according to February 2007 data.

Loan Portfolio

Paraná Banco's loan operations had a 3.3% reduction on March 31, 2007 when compared to December 31, 2006, going to R$523.1 million due to the portfolio granted to the Credit Rights Investment Fund Paraná Banco II, in March 2007. Consolidated loan operations amounted to R$722.5 million on March 31, 2007, an 11.5% increase when compared to December 31, 2006. Payroll-deductible loans accounted for approximately 98% of the total loan portfolio in the period.

Funding

On March 31, 2007, Paraná Banco's total funding (including funding by means of loan granting to other financial institutions) amounted to R$651.8 million (R$862.0 million in the consolidated), a growth of 0.9% over December 31, 2006 (19.0% in the consolidated). Cash, Interbank and time deposits, which accounted for 54.5% of total liabilities (65.7% in the consolidated), amounted to R$410.3 million (R$620.5 million in the consolidated), an increase of 3.1% in the period (30.3% in the consolidated). Foreign currency funding, which account for 11.8% of total liabilities (9.4% in the consolidated), totaled US$42.0 million, equivalent to the balance (principal plus interest) of R$88.8 million, of which 71% are hedged, minimizing the risk of devaluation of the Brazilian currency.

Paraná Banco has been using several funding tools with the purpose of becoming even more competitive in the market where it operates. In addition to the funding through the Paraná Banco Bank Deposit Certificate – the main investment offered to large institutional clients –, the Institution has concluded the structuring of its second Credit Rights Investment Fund in March, amounting to R$128.4 million.

The Credit Rights Investment Fund (FIDC) Paraná Banco II was classified as brAAf by Standard & Poor's, an evidence of the quality of the bonds that comprise its portfolio.

Commercial and Retail

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Aiming at improving the relationship management with government and private employers, with bank correspondents and customers nationwide, Paraná Banco, through its service provider, structured regional offices in the cities of Porto Alegre (Rio Grande do Sul, Florianópolis (Santa Catarina), São Paulo (São Paulo), Rio de Janeiro (Rio de Janeiro), Belo Horizonte (Minas Gerais), Goiânia (Goiás) and Salvador (Bahia).

Financial Performance

The Bank's Shareholders' Equity totaled R$151.1 million (R$134.6 million in the consolidated) in 1Q07, 12.4% (6.2% in the consolidated) higher than in the last quarter of 2006. Net income in the quarter totaled R$16.7 million (R$7.9 million in the consolidated), 68.3% higher when compared to the same period in 2006 (there was a 20.5% reduction in the consolidated).

Capital Adequacy Ratio (Basel) at the end of 1Q07 corresponded to 23.5% of total risk-weighted assets, exceeding the minimum 11% required by the Brazilian Central Bank.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Management of Corporate Risks

Paraná Banco has been constantly improved its technological systems concerned with risks control and prevention, aiming at reducing eventual losses through the ongoing monitoring of loan operations and their guarantees.

Risks inherent to the activity are analyzed and managed directly and jointly by the Bank's Top Management, with emphasis on the efficient and strict control over the exposure factors to market, loan and institutional risks.

The loan policy prioritizes business liquidity and quality, with a permanent supervision of the operations contracted. Market risk is managed by the Value at Risk (VaR) tool. In 1Q07, figures related to the loss potential, measured by VaR, were in line with pre-established levels, taking into account the highly conservative standing of the institution.

It is worth mentioning that Paraná Banco has a technical group, supported by external consultants, that has been preparing the Bank to comply with the regulations of the New Basel Accord (Basel II), to be implemented in the country as of 2008.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

SR	RISKbank
BrA-	9,94
Baixo Risco de Crédito	Baixo Risco para médio prazo
Junho 2007	Julho 2007
FF rating	**STANDARD &POOR'S**
A-	BrBBB+
Baixo Risco de Crédito	Baixo Risco de Crédito
Junho 2007	Junho 2007

Translator's note:
BrA- Low Credit Risk / June 2007
A- Low Credit Risk / June 2007
9.94 Low risk – medium term / July 2007
BrBBB+ Low Credit Risk / June 2007

Paraná Banco has made the rating reports issued by the respective agencies available to its customers and investors at the website www.paranabanco.com.br.

Human Resources
Paraná Banco's staff at the end of 1Q07 was comprised of 265 employees.

Aiming at promoting the professional valuation of its employees, Paraná Banco maintains qualification processes to fit into the new activities and speed up the integration with new professionals. It also maintains an Internship Program, an Internal Talent Internship program, and it also employs six minor apprentices.

As for Benefits, the highlight is the Multi-sponsored Paraná Pension Fund ("Fundo Paraná de Previdência Multipatrocinada"), a closed, non-profit, private pension fund, aimed at providing employees with a pension plan.

Corporate Governance
All decision process in Paraná Banco begins at the Senior Committee, which centralizes the Bank's management structure, and each Officer is responsible for its area's decision within the limits and budgets agreed in this Committee. The sitting members of the Senior Committee are the Chief Executive Officer (main shareholder of the Bank), all officers, and also guest members.

Social Project
Paraná Banco is one of the mains sponsors of the Citizen Soccer Project ("Projeto Futebol Cidadão") carried out by J. Malucelli Centro de Inclusão Social in a partnership with Fundação Ação Social of the Curitiba Municipality, where children and adolescents ranging from 12 to 17 years of age, who are in a risky social condition in Curitiba, receive health, dental, psychological, social and school care, in addition to transportation, on-site meal, and monthly food staples basket, as a mean of social inclusion, thus creating opportunities and preparing youngsters for the future.

Independent Auditors
In compliance with CVM Instruction 381, the Bank and its subsidiaries did not hire nor had any services provided by KPMG Auditores Independentes related to these companies other than external auditing services. The adopted policy complies with the principles that preserve the auditor's

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

independence, according to international criteria, that is, the auditor must not audit his own work nor carry out management functions for his client or promote the client's interests.

15.01 – INVESTMENT PROJECTS

In 2007 we expect to invest approximately R$0.7 million, mainly in equipment and software.

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

OUR STRENGTHS

Our main competitive advantages, over which we intend to ground our strategic purposes are:

- ✓ Leadership in Markets with High Growth Potential;
- ✓ Greater Efficiency and Profitability;
- ✓ Solid Capacity to Raise Loans;
- ✓ Wide and Diversified Base of Associated Employers;
- ✓ Innovation in Business and Experienced Management;
- ✓ J. Malucelli Group's Institutional Support.

OUR STRATEGY

We intend to increase our payroll-deductible loan portfolio, preserving our high profitability and to take advantage of new growth opportunities. Thus, we intend to implement the following strategies:

- ✓ Increase the Penetration in Our Current Base of Associated Employers;
- ✓ Continuously Expand Our Payroll-Deductible Loan Operation;
- ✓ Consolidate the Franchise as a New Model of Sales Channel;
- ✓ Maintain and Increase Our Profitability;
- ✓ Intensify the Synergies between the Bank and the Insurance Company.

LEGAL AND ADMINISTRATIVE CONTINGENCIES

We are party in legal and administrative proceedings of civil, tax and labor nature, in the regular course of our businesses. On March 31, 2007, the amount involved in lawsuits amounted to approximately R$13.3 million, of which R$7.7 million are related to civil matters, R$3.8 million related to tax matters and R$1.8 million related to labor matters. On March 31, 2007, the balance of provisions corresponding to the claims deemed as risk of probable loss was R$4.4 million.

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

We do not believe that any legal or administrative contingency currently existing, if judged unfavorably, may severally or jointly with other lawsuits, significantly compromise our activities or our financial condition or operational results.

We believe that we complied substantially with all applicable regulations of the Central Bank, not being party of relevant administrative proceedings before this agency.

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors' Special Review Report

To the
Management and Shareholders of
Paraná Banco S.A.
Curitiba - PR

We have performed a special review of the Quarterly Information - ITR of Paraná Banco S.A. related to the quarters ended March 31, 2007, comprising the balance sheet, statement of income, the performance report and material information, prepared in accordance with the accounting practices adopted in Brazil. The accounting information of the indirect associated company J. Malucelli Seguradora S.A., related to the quarter ended March 31, 2007, was reviewed by other independent auditors, report of which we were provided with. The Bank's contribution to this investment as of March 31, 2007 and in the equity in earnings of subsidiaries for the quarter ended on that date was R$8,958 thousand and R$462 thousand, respectively.

Our reviews were conducted in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy - CFC, which mainly comprised: (a) inquiries and discussion with management responsible for the accounting, financial and operating areas of the Bank, regarding the main criteria adopted in the preparation of the quarterly information, and (b) review of post-balance sheet relevant information and events, which may have a material effect on the financial position and operations of the Bank.

Based on our special review, and in the limited review report of other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Information for it to be in accordance with accounting practices adopted in Brazil, and those applicable to the preparation of the Quarterly Information, in compliance with the regulations issued by the Brazilian Securities Commission – CVM.

April 27, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-PR

Carlos Eduardo Munhoz
Accountant CRC SP138600/O-7-S-PR

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

TABLE OF CONTENTS

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99
4 - NIRE (Corporate Registry ID)		
41300002169		

01.02 – HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
Rua Visconde de Nacar, 1441			Centro	
3 - ZIP CODE	4 – CITY			5 - STATE
80410-201	Curitiba			PR
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
0041	3351-9899	3351-5560	3351-5562	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
0041	3351-9899	3351-5565	3351-5556	
15 - E-MAIL				
ir@paranabanco.com.br				

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Luis Cesar Miara				
2 - ADDRESS			3 - DISTRICT	
Av. Visconde de Nacar, 1441 – 1st floor			Centro	
4 - ZIP CODE	5 - CITY			6 - STATE
80410-201	Curitiba			PR
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
0041	3351-9620	3351-9899	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
0041	3351-9899	3351-5565	3351-5556	
15 - E-MAIL				
miara@paranabanco.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
09 - INDEPENDENT AUDITOR KPMG Auditores Independentes					10 - CVM CODE 00418-9		
11. ACCOUNTANT IN CHARGE Carlos Eduardo Munhoz					12 – ACCOUNTANT'S CPF (INDIVIDUAL TAXPAYER'S ID) 012.345.888-97		

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

01.05 – CAPITAL STOCK

Number of Shares (in units)	1 – CURRENT QUARTER 03/31/2008	2 – PREVIOUS QUARTER 12/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 03/31/2007
Paid-up Capital			
1 - Common	60,600,000	60,600,000	132,000,000
2 - Preferred	50,533,332	45,960,784	0
3 - Total	111,133,332	106,560,784	132,000,000
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	2,469,700	1,159,700	0
6 - Total	2,469,700	1,159,700	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Financial Institution
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 1240 – Banks
5 - MAIN ACTIVITY Multiple Bank with Loan, Financing and Investment Portfolio
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	03/20/2008	Interest on own capital	04/07/2008	ON	0,0600000000
02	RCA	03/20/2008	Interest on own capital	04/07/2008	PN	0,0600000000

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (In units)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	01/15/2008	763,867	64,016	Public Subscription	4,572,548	14.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
04/24/2008	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR — March 31, 2008 — Brazilian Corporate Law
FINANCIAL INSTITUTION

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1	Total Assets	1,632,888	1,517,218
1.01	Current Assets	771,842	911,794
1.01.01	Cash and Cash Equivalents	225	428
1.01.02	Interbank Funds Invested	134,256	306,686
1.01.02.01	Money Market	128,050	155,918
1.01.02.02	Interbank Placements	6,206	150,768
1.01.03	Securities	83,000	75,276
1.01.03.01	Own Portfolio	83,000	75,276
1.01.03.02	Subject to Repurchase Commitment	0	0
1.01.04	Interbank Accounts	780	11
1.01.04.01	Collections in Transit	780	0
1.01.04.02	Deposits with the Brazilian Central Bank	0	11
1.01.05	Interbranch Accounts	0	0
1.01.06	Loans	506,922	490,800
1.01.06.01	Loans – Private Sector	532,712	515,888
1.01.06.02	Allowance for Doubtful Loans	(25,790)	(25,088)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	13,466	6,274
1.01.08.01	Service Fees Receivable	11	10
1.01.08.02	Other	13,455	6,264
1.01.09	Other Assets	33,193	32,319
1.01.09.01	Other Assets	148	122
1.01.09.02	Valuation Allowance	(24)	(24)
1.01.09.03	Prepaid Expenses	33,069	32,221
1.02	Non-current Assets	720,426	541,672
1.02.01	Interbank Funds Invested	0	0
1.02.02	Securities	161,158	70,589
1.02.02.01	Own Portfolio	161,158	70,589
1.02.02.02	Subject to Repurchase Commitment	0	0
1.02.03	Interbank Placements	0	0
1.02.04	Interbranch Accounts	0	0
1.02.05	Loans	518,420	435,499
1.02.05.01	Loans – Private Sector	522,991	439,430
1.02.05.02	Allowance for Doubtful Loans	(4,571)	(3,931)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	8,382	8,136
1.02.07.01	Service Fees Receivable	0	0
1.02.07.02	Other	8,382	8,136
1.02.08	Other Assets	32,466	27,448
1.02.08.01	Prepaid Expenses	32,466	27,448
1.03	Permanent Assets	140,620	63,752

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1.03.01	Investments	137,226	60,468
1.03.01.01	Foreign Investments	0	0
1.03.01.02	Subsidiaries	136,869	60,111
1.03.01.03	Interest in Direct and Indirect Associated Companies	0	0
1.03.01.04	Other Investments	374	374
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Fixed Assets for Own Use	2,863	2,840
1.03.02.01	Property for Own Use	1,867	1,867
1.03.02.02	Other Fixed Assets	2,828	2,878
1.03.02.03	Accumulated Depreciation	(1,832)	(1,905)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	531	444
1.03.05.01	Deferred Charges	972	868
1.03.05.02	Accumulated Amortization	(441)	(424)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR March 31, 2008 Brazilian Corporate Law
FINANCIAL INSTITUTION

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
2	Total Liabilities	1,632,888	1,517,218
2.01	Current Liabilities	568,598	540,251
2.01.01	Deposits	440,996	366,563
2.01.01.01	Demand Deposits	6,243	1,650
2.01.01.02	Interbank Deposits	51,832	57,137
2.01.01.03	Time Deposits	382,918	307,677
2.01.01.04	Other Deposits	3	99
2.01.02	Money Market Repurchase Commitments	0	1,386
2.01.02.01	Own Portfolio	0	1,386
2.01.03	Acceptances and Endorsements	45,304	47,500
2.01.03.01	Obligations for Notes and Bonds Issued Abroad	45,304	47,500
2.01.04	Interbank Accounts	176	0
2.01.04.01	Payments in Transit	176	0
2.01.05	Interbranch Accounts	0	0
2.01.06	Borrowings	0	0
2.01.07	Domestic Repass Borrowings	0	0
2.01.08	Foreign Currency Repass Borrowings	0	0
2.01.09	Other Liabilities	82,122	124,802
2.01.09.01	Collection of Taxes	960	246
2.01.09.02	Corporate and Statutory Contributions	5,604	27,664
2.01.09.03	Taxes and Social Security Payable	15,517	25,331
2.01.09.04	Other	53,224	61,792
2.01.09.05	Derivative Financial Instruments	6,817	9,769
2.02	Non-current Liabilities	244,888	227,329
2.02.01	Deposits	237,042	211,369
2.02.01.01	Interbank Deposits	6,605	6,423
2.02.01.02	Time Deposits	230,437	204,946
2.02.02	Money Market Repurchase Commitments	0	0
2.02.03	Acceptances and Endorsements	0	9,422
2.02.03.01	Obligations for Notes and Bonds Issued Abroad	0	9,422
2.02.04	Interbank Accounts	0	0
2.02.05	Interbranch Accounts	0	0
2.02.06	Borrowings	0	0
2.02.07	Domestic Repass Borrowings	0	0
2.02.08	Foreign Currency Repass Borrowings	0	0
2.02.09	Other Liabilities	7,846	6,538
2.02.09.01	Taxes and Social Security Payable	3,399	1,952
2.02.09.02	Other	4,447	4,586
2.02.09.03	Derivative Financial Instruments	0	0
2.03	Deferred Income	4	2
2.05	Shareholders' Equity	819,398	749,636

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
2.05.01	Paid-In Capital Stock	763,867	699,851
2.05.01.01	Domestic	344,607	280,591
2.05.01.02	Foreign	419,260	419,260
2.05.01.03	Capital Increase	0	0
2.05.02	Capital Reserves	177	177
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Revenue Reserves	38,071	49,587
2.05.04.01	Legal	5,503	5,503
2.05.04.02	Statutory	54,526	54,526
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Revenue Reserves	(21,958)	(10,442)
2.05.04.07.01	Shares Held in Treasury	(21,958)	(10,442)
2.05.05	Market Value Adjustments – Securities	(28)	21
2.05.06	Retained Earnings/Accumulated Losses	17,311	0

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 01/01/2008 to 03/31/2008	4- 01/01/2008 to 03/31/2008	5- 01/01/2007 to 03/31/2007	6-01/01/2007 to 03/31/2007
3.01	Income from Financial Operations	76,406	76,406	71,922	71,922
3.01.01	Loans	67,655	67,655	64,841	64,841
3.01.02	Securities	8,751	8,751	7,081	7,081
3.02	Expenses from Financial Operations	(27,940)	(27,940)	(23,213)	(23,213)
3.02.01	Deposits, Money Market and Interbank Funds	(18,396)	(18,396)	(13,556)	(13,556)
3.02.02	Derivative Financial Instruments	(960)	(960)	(4,609)	(4,609)
3.02.03	Allowance for Doubtful Loans	(8,584)	(8,584)	(5,048)	(5,048)
3.03	Net Income from Financial Operations	48,466	48,466	48,709	48,709
3.04	Other Operating income/Expenses	(16,696)	(16,696)	(24,075)	(24,075)
3.04.01	Service Fee Income	2,219	2,219	2,416	2,416
3.04.02	Personnel Expenses	(3,756)	(3,756)	(2,240)	(2,240)
3.04.03	Other Administrative Expenses	(24,998)	(24,998)	(21,821)	(21,821)
3.04.04	Transactional Taxes	(3,543)	(3,543)	(3,447)	(3,447)
3.04.05	Other Operating Income	10,982	10,982	2,329	2,329
3.04.06	Other Operating Expenses	(1,742)	(1,742)	(2,103)	(2,103)
3.04.07	Equity Share in Earnings of Subsidiaries	4,142	4,142	791	791
3.05	Operating Income	31,770	31,770	24,634	24,634
3.06	Net Non-operating Income (Expenses)	22	22	12	12
3.06.01	Income	22	22	12	12
3.06.02	Expenses	0	0	0	0
3.07	Income Before Taxes on Income and Profit Sharing	31,792	31,792	24,646	24,646
3.08	Income and Social Contribution Taxes	(8,902)	(8,902)	(8,940)	(8,940)
3.08.01	Current Income Tax	(6,532)	(6,532)	(6,571)	(6,571)
3.08.02	Current Social Contribution Tax	(2,370)	(2,370)	(2,369)	(2,369)
3.09	Deferred Income and Social Contribution Taxes	1,229	1,229	977	977
3.10	Profit Sharing	(276)	(276)	0	0
3.10.01	Profit Sharing	(276)	(276)	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 01/01/2008 to 03/31/2008	4- 01/01/2008 to 03/31/2008	5- 01/01/2007 to 03/31/2007	6-01/01/2007 to 03/31/2007
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Own Capital	0	0	0	0
3.13	Net Income/Loss for the Period	23,843	23,843	16,683	16,683
	NUMBER OF SHARES, EX-TREASURY (In Units)	108,663,632	108,663,632	132,000,00	132,000,000
	NET INCOME PER SHARE (In Reais)	0.21942	0.21942	0.12639	0.12639
	LOSS PER SHARE (In Reais)				

Paraná Banco S.A.

Notes to the financial statements

Quarters ended March 31, 2008 and 2007

(In R$ thousand)

1 Operations

Paraná Banco S.A. ("Bank") is a multiple bank whose core activity is to borrow and lend money and conduct accessory operations inherent to the commercial and credit portfolios, financing and investment portfolios and managing the credit card portfolio.

2 Presentation of the financial statements

The Bank's financial statements and its consolidated financial statements, which embrace the financial statements of the Bank, its subsidiaries, the Fundo de Investimento em Direitos Creditórios Paraná Banco I and the Fundo de Investimento em Direitos Creditórios Paraná Banco II ("FIDCs"), were prepared based on the accounting practices deriving from Brazilian corporation law, associated with the regulations and instructions of the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Brazilian Securities Exchange Commission ("CVM").

In order to prepare these consolidated financial statements, the investments held by one company in another were eliminated, together with the intercompany asset and liability account balances, intercompany income and expenses balances and unearned income arising from intercompany transactions. Minority interest in the shareholders' equity and results of the subsidiaries have been reported separately in the consolidated balance sheet and consolidated statement of income for the year, respectively, when applicable.

We present below the main companies included in the consolidation and the investment interests held by the Bank:

	March 31, 2008			
Subsidiaries	**Assets**	**Liabilities**	**Results**	**% of interest**
J Malucelli Seguradora S.A (a)	206,002	136,390	4,125	100.00(*)
Tresor Holdings S.A. (b)	11,401	45	619	100.00
Paraná Administradora de Consórcio Ltda. (c)	385	129	5	99.99
J. Malucelli Vida e Previdência S.A. (d)	16,782	111	232	99.99
J. Malucelli Agenciamento e Serviços Ltda. (e)	3,471	3,681	(219)	99.98
Porto de Cima Holding Ltda. (b)	108,796	-	3,506	100.00
Credit Rights Investment Fund (FIDCs)				
Fundo de Investimento em Direitos Creditórios Paraná Banco I (f)	137,866	38	2,288	32.61
Fundo de Investimento em Direitos Creditórios Paraná Banco II (f)	146,098	49	(1,405)	22.15

(*) indirect interest

	December 31, 2007			
Subsidiaries	**Assets**	**Liabilities**	**4th Quarter Results**	**% of interest**
Tresor Holdings S.A. (b)	10,784	45	(475)	100.00
Paraná Administradora de Consórcio Ltda. (c)	382	131	3	99.99
J. Malucelli Vida e Previdência S.A. (d)	8,034	195	49	99.99
J. Malucelli Agenciamento e Serviços Ltda. (e)	5,846	5,837	968	99.98
Porto de Cima Holding Ltda. (b)	41,274	-	1,760	100.00
Credit Rights Investment Fund (FIDCs)				
Fundo de Investimento em Direitos Creditórios Paraná Banco I (f)	148,166	40	1,519	32.61
Fundo de Investimento em Direitos Creditórios Paraná Banco II (f)	142,026	45	(721)	22.15

(a) J. Malucelli Seguradora corporate purpose comprises insurance and coinsurance damage operations. It operates mainly in the class of business of surety bonds, in which it is specialized.

(b) Holding companies of the investment in the subsidiary J. Malucelli Seguradora S.A.

(c) Investment acquired on April 4, 2006; the company is inactive.

(d) The company was incorporated on October 17, 2006, and homologated according to Ruling 2,731 from SUSEP – Superintendency for Private Insurance. The company is at the pre-operational stage.

(e) This company was purchased on December 28, 2007. This company operates in the rendering of the advisory and control services for discount operations in the payroll, and in the control and implementation of the franchised correspondents of the Bank and provides its own infrastructure for attending the public within the locations the Bank is interested in.

(f) Investment represented by 100% of the quotas subordinated from FIDCs, which, for purposes of presenting these financial statements, was consolidated in compliance with CVM Instruction 408, and the interpretation included in Official Circular CVM/SNC/SEP number 01/2007. Therefore, the unearned income arising from transactions with the FIDCs was eliminated in the consolidation, as presented in the reconciliation below. These FIDCs were consolidated since the Bank exercises operational control over the credits granted to the Fund.

The shareholders' equity and profit for the quarter that refer to participation of third parties in the FIDCs, for the amounts of R$ 200,877 and R$ 5,736 (R$ 210,532 and R$ 4,226 in 2007), respectively, are reported in time deposits and financial operating expenses, respectively.

A reconciliation of shareholders' equity as of March 31, 2008 and December 31, 2007 and net income for the quarters then ended of the Bank's stand alone and consolidated financial statements is as follows:

	March 31, 2008		December 31, 2007	
	Shareholders' equity	Net income	Shareholders' equity	Net income
Bank's stand alone	819,398	23,843	749,636	33,900
Unearned income arising from transactions with the FIDCs, net of taxes	(3,531)	(215)	(2,533)	1,208
Consolidated	815,867	23,628	747,103	35,108

3 Description of significant accounting policies

a. *Statement of income*

Income and expenses are recognized on the accrual basis.

As from the second quarter of 2007, the commission expenses from intermediary services for loan operations and fees for agency services or introducing business, are recognized to results based on the period of the loan contracts. The balance for deferred commission is recorded to prepaid expenses.

Insurance premiums are recorded on the date the policies are issued. Insurance premiums and the respective sales expenses/revenue are recognized in the statement of income according to the policies' term. Insurance premiums for existing risks covered, whose policies have not yet been issued, are calculated according to the technical actuarial note. Profit shares in reinsurance policies ceded to IRB are recorded in the current assets and statement of income for the year for the term of the policies, to the extent the income deriving from ceded reinsurance can be estimated with reasonable certainty.

b. *Accounting estimates*

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the allowance for doubtful loans, deferred income tax assets, provision for contingencies, market value of securities, profit sharing in reinsurance policies ceded to IRB and insurance technical provisions. The settlement of transactions involving these estimates may result in different amounts due to lack of precision inherent to the process of their determination. The Bank and its subsidiaries reviews the estimates and assumptions monthly.

c. *Interbank funds invested*

Recorded at the acquisition cost plus the return obtained up to the balance sheet date, net of the provision for devaluation, when applicable.

d. *Securities and derivative financial instruments*

As required by the Brazilian Central Bank Circular n° 3068, issued on November 8, 2001, securities classified as "securities available for sale" are initially stated at cost, plus accrued interest to the balance sheet date, and then adjusted to market value, net of taxes, and booked to an account "Market value adjustments – Securities" in shareholders' equity.

As required by BACEN Circular n° 3082, issued on January 30, 2002, the derivative financial instruments were stated at their market values and changes in their reported values in the statement of income.

e. *Loans, insurance related assets and liabilities, time deposits, interbank deposits and other assets and liabilities*

Transactions subject to predetermined remuneration rates are recorded at redemption value, adjusted to present value in deferred income/expenses, respectively. Transactions subject to floating rates are recorded at cost plus interest accrued to the balance sheet date. Regardless of their level of risk, income from loans more than 60 days overdue is only recorded as revenue when effectively received. In the Bank stand alone, income from loan assignments, with or without co-obligation, is recognized in full in the statement of income for the year at the time of assignment, as required by BACEN. In Consolidated, the portfolio assigned to the FIDCs is recorded in loans and the respective income is recognized on a daily pro rata basis until the balance sheet date.

f. *Allowance for doubtful loans*

The allowance for loan losses has been made to an amount compatible with the overall credit risk assessment, in accordance with management analysis and regulations issued by the Brazilian Central Bank, which stipulates the creation of nine risk levels, AA (minimum risk) and H (loss), and minimum provision percentages for each level.

Operations classified as level H remain classified as such for six months, when they are then written off against the existing provision and are controlled, for five years, in memorandum accounts and are no longer recorded in balance sheet accounts. The renegotiated operations are retained, at a minimum, at the same level at which they were classified. The renegotiations of loans that had been written off against the provision and which were included in memorandum accounts are classified as H and any gains arising from the renegotiations are only recognized as income when actually received. The allowance for doubtful loans, considered sufficient by management, meets the minimum requirements established by the aforementioned resolution.

The provision for losses on insurance premiums receivable was recorded to cover any losses on the realization of these receivables.

g. *Investments*

Investment in subsidiaries is accounted for using the equity method, plus goodwill, when applicable. Other investments are recorded at cost, and adjusted by a provision for losses. In the consolidated statement the subsidiaries' goodwill has been reclassified to deferred assets.

h. *Fixed assets for own use*

Stated at cost net of depreciation. Depreciation was calculated using the straight-line method, applying the following annual rates: 4% for property for own use; 10% for fixtures, fittings, communication and security systems, and 20% for data processing systems and vehicles.

i. *Provision for income and social contribution taxes*

The provision for income tax was calculated using a rate of 15% of taxable income, plus a surcharge of 10% on taxable income in excess of R$ 240. The social contribution tax was calculated using a rate of 9% of income before tax, adjusted according to current legislation.

The income and social contribution taxes on timing differences are included in "Other receivables – Other" and "Taxes and social security payable", and reflected in the net income for the year, or, when applicable, in the shareholders' equity.

j. *Foreign currency balances*

Recorded at rates ruling at the balance sheet date.

k. *Other current and non-current liabilities related to insurance operations*

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred, along with the following:

- Deferred commission income is recognized during the policies' term and is recorded under "Insurance operation liabilities".

Technical provisions are recorded according to the determinations of the National Private Insurance Council – CNSP and the Private Insurance Regulator – SUSEP, whose criteria, parameters and formulas are documented in technical actuarial notes - NTAs.

- The provision for unearned premiums (UPR) is recorded at the gross value of the insurance premiums retained during the remaining coverage period of the risk, calculated on a straight-line basis according to the "pro rata dia" method. The UPR includes an amount corresponding to the estimated premiums of existing risks covered but unissued policies ("RVNE"). This reserve is being recorded according to the actuarial calculation that complies with the provisions of Circular 356/2007;

- The Premium Deficiency Reserve (PDR) is calculated to cover any deficiencies of the UPR to cover future commitments under the existing insurance contracts. The PDR is calculated by the specific method described in a technical actuarial note. For the quarters ended March 31, 2008 and December 31, 2007 there is no provision to be recorded;

- The outstanding claims provision (PSL) is estimated based on the indemnities payable according to reported claims and adjusted periodically based on analyses conducted by technical departments. The PSL includes an estimate to cover the payment of indemnities and associated costs arising from judicial proceedings in progress, which is recorded based on notifications received and the regulation of claims up to the base date of the financial statements. Its value is determined according to the criteria established by CNSP Resolution 162/2006 and amended by CNSP Resolution 181/2007; and

- The Provision for Claims Incurred but Not Reported (IBNR) for DPVAT (Compulsory Third Party Motor Insurance) is recorded based on information received from the DPVAT Consortium, administrated by FENASEG (Federation of Private Insurance) and takes into consideration the criteria established by CNSP Resolution 151/06. Financial charges are capitalized on the recorded provision, which are recorded and classified under "financial expenses".

l. *Provisions*

A provision is recognized in the balance sheet when the Bank or its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

m. Statements of cash flows

The Bank, voluntarily, is presenting as additional information, the statements of cash flows prepared in accordance with NPC 20 – Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

4 Interbank funds invested

Refers to securities purchased under resale agreements and interbank funds applied, as presented below:

	Bank		Consolidated	
	03/31/08	**12/31/07**	**03/31/08**	**12/31/07**
Money market – Backed position				
Financial Treasury Bills	128,050	5,601	128,050	18,505
National Treasury Notes	-	150,317	13,680	150,317
Interbank placements	6,206	150,768	6,206	150,768
Total	134,256	306,686	147,936	319,590

5 Securities and derivative financial instruments

a. Securities

Securities were classified as available for sale and are presented as follows:

	March 31, 2008						
Type of security	**On demand**	**Up to 6 months**	**From 6 months to 1 year**	**More than 1 year**	**Market value**	**Cost**	**Adjustment to shareholders' equity**
Own portfolio							
LFT (*)	-	-	-	161,158	161,158	161,201	(43)
FIDCs	-	41,500	41,500	-	83,000	83,000	-
Total – Bank	-	41,500	41,500	161,158	244,158	244,201	(43)
Own portfolio							
LFT (*)	-	2,724	5,016	176,171	183,911	183,954	(43)
Time deposits	-	49,459	-	-	49,459	49,459	-
Other investmests at IRB	-	73	-	-	73	73	-
Mutual funds	56,712	-	-	-	56,712	56,712	-
Total – Consolidated	56,712	52,256	5,016	176,171	290,155	290,198	(43)
Tax effects							15
Net adjustment to shareholders' equity – Bank and Consolidated							(28)

	December 31, 2007						
Type of security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	66,097	66,097	66,065	32
FIDCs	-	37,638	37,638	4,492	79,768	79,768	-
Total – Bank	-	37,638	37,638	70,589	145,865	145,833	32
Own portfolio							
LFT (*)	-	-	-	67,267	67,267	67,235	32
Mutual funds	9,339	-	-	-	9,339	9,339	-
Total – Consolidated	9,339	-	-	67,267	76,606	76,574	32
Tax effects							(11)
Net adjustment to shareholders' equity – Bank and Consolidated							21

(*) The market value of Federal Government bonds are obtained using the rates published by ANDIMA - the National Association of Open Market Institutions.

b. Derivative financial instruments (Bank and Consolidated)

Derivative financial instruments portfolio comprised by swap contracts was presented as follows:

	March 31, 2008				
	Memorandum accounts	On balance sheet – assets (liabilities)			
	Notional amount	Up to 1 year	Market value	Cost	Market value adjustment
Assets					
Foreign currency	16,748	-	-	-	-
Liabilities					
Interbank rate	23,565	(6,817)	(6,817)	(6,817)	-

	December 31, 2007				
	Memorandum accounts	On balance sheet – assets (liabilities)			
	Notional amount	Up to 1 year	Market value	Cost	Market value adjustment
Assets					
Foreign currency	28,242	-	-	-	-
Liabilities					
Interbank rate	38,011	(9,769)	(9,769)	(9,341)	(428)

6 Loans and allowance for doubtful loans

a. *Portfolio by type of loan*

	Bank		Consolidated	
	03/31/08	12/31/07	03/31/08	12/31/07
Overdraft	461	-	461	-
Guaranteed account	77,070	90,305	77,070	90,305
Working capital	25,248	7,445	25,248	7,445
Personal credit installments	932,934	834,729	1,188,115	1,089,971
Financing	19,943	22,608	19,943	22,608
Payroll deduction credit card (i)	47	231	47	231
Total	1,055,703	955,318	1,310,884	1,210,560

(i) Value of credit limit used for revolving credit format.

b. *Portfolio by maturity, customer type and economic activity*

	Bank						
		Installments not yet due					
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	12/31/07
Industry	-	178	10,660	335	-	11,173	10,034
Commerce	-	75	2,345	3,323	1,206	6,949	725
Services	370	3,294	73,071	9,113	-	85,848	88,795
Individuals	94,921	102,301	245,497	393,550	115,464	951,733	855,764
Total – 03/31/08	95,291	105,848	331,573	406,321	116,670	1,055,703	955,318
Total – 12/31/07	78,519	93,663	343,706	366,634	72,796	955,318	

	Consolidated						
		Installments not yet due					
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	Total	12/31/07
Industry	-	178	10,660	335	-	11,173	10,034
Commerce	-	75	2,345	3,323	1,206	6,949	725
Services	370	3,294	73,071	9,113	-	85,848	88,795
Individuals	97,531	161,385	312,567	519,967	115,464	1,206,914	1,111,006
Total – 03/31/08	97,901	164,932	398,643	532,738	116,670	1,310,884	1,210,560
Total – 12/31/07	80,309	143,959	443,744	469,752	72,796	1,210,560	

c. Portfolio by risk grade

				Bank			
				March 31, 2008		December 31, 2007	
Level	Status	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Current		-	-	-	-	-
A	Current		0.50	849,656	4,247	800,368	4,002
B	Current			72,661	726	43,848	438
	Overdue	15 to 30	1.00	38,101	381	26,037	260
C	Current			35,451	1,064	29,173	875
	Overdue	31 to 60	3.00	18,971	569	15,631	469
D	Current			577	58	1,311	131
	Overdue	61 to 90	10.00	10,538	1,054	9,902	990
E	Current			410	123	366	110
	Overdue	91 to 120	30.00	5,762	1,729	5,671	1,701
F	Current			260	130	321	160
	Overdue	121 to 150	50.00	4,102	2,051	3,707	1,853
G	Current			250	175	181	127
	Overdue	151 to 180	70.00	3,032	2,122	2,998	2,099
H	Current	More than		1,147	1,147	1,231	1,231
	Overdue	180	100.00	14,785	14,785	14,573	14,573
	Total			1,055,703	30,361	955,318	29,019

Consolidated

				March 31, 2008		December 31, 2007	
Level	Status	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Current		-	-	-	-	-
A	Current		0.50	1,085,815	7,470	1,030,779	6,344
B	Current			78,121	781	54,531	545
	Overdue	15 to 30	1.00	39,174	392	26,978	270
C	Current			37,815	1,134	31,917	958
	Overdue	31 to 60	3.00	19,408	582	15,910	477
D	Current			1,871	187	3,053	305
	Overdue	61 to 90	10.00	10,797	1,080	10,106	1,011
E	Current			1,287	386	1,422	427
	Overdue	91 to 120	30.00	5,968	1,790	5,812	1,744
F	Current			1,181	591	1,216	608
	Overdue	121 to 150	50.00	4,266	2,133	3,799	1,900
G	Current			1,104	773	876	613
	Overdue	151 to 180	70.00	3,166	2,216	2,998	2,099
H	Current	More		5,789	5,789	6,457	6,457
	Overdue	than 180	100.00	15,122	15,122	14,706	14,706
	Total			1,310,884	40,426	1,210,560	38,464

d. Movements on allowance for doubtful loans

	Bank		Consolidated	
	1st quarter 2008	4th quarter 2007	1st quarter 2008	4th quarter 2007
Beginning balance	29,019	28,596	38,464	36,139
Charged in the quarter	8,584	6,919	9,204	8,820
Written off	(7,242)	(6,496)	(7,242)	(6,495)
Ending balance	30,361	29,019	40,426	38,464
Losses recovered	1,831	1,112	1,831	1,112

e. Concentration of loans and credit risk

	Bank		Consolidated	
	03/31/08	12/31/07	03/31/08	12/31/07
Ten largest customers	95,705	92,527	95,705	92,527
Percentage of the loan portfolio	9.07%	9.69%	7.30%	7.64%
Next fifty largest customers	65,738	7,391	65,738	7,391
Percentage of the loan portfolio	6.23%	0.77%	5.01%	0.61%

f. Renegotiated loans

There were no renegotiated loans as of March 31, 2008 and December 31, 2007.

g. *Credit assignment*

No loans were assigned under co-obligation in the first quarter of 2008. As of March 31, 2008, the outstanding balance of these assignments was R$ 31,824 (R$ 42,417 as of December 31, 2007).

By way of a credit assignment agreement without co-obligation, the Bank also assigned to the FIDCs during the 1st quarter of 2008 amounts deriving from financing awarded as personal loans under consignment, to the amount of R$ 73,167 (R$ 110,854 in the 1st quarter of 2007), recording a gain of R$ 4,698 (R$ 17,956 in 2007), recorded as income from loans. In Consolidated, the portfolio assigned to the FIDCs is recorded in loans and the respective income is recognized on a daily pro rata basis until the balance sheet date.

Cooperation agreements were signed with other financial institutions, for assigning credits for different periods, for a maximum value of up to R$ 570,000. The balance available and not used from these agreements at March 31, 2008 was R$ 500,800 (R$ 246,640 in 2007).

7 Insurance operation receivables - Consolidated

	03/31/08
Premiums receivable (a)	
Financial guarantee	20
Guarantee of private obligations	5,983
Guarantee of public obligations	32,265
Guarantee of public concessions	3,877
Judicial guarantee	30,382
Sub-total	72,527
Profit sharing in reinsurance policies ceded to IRB	8,779
Other operating credits	86
Total	81,392
Current	57,019
Non-current liabilities	24,373

(a) Premiums receivable includes directly issued premiums and accepted coinsurance, in addition to retrocession operations.

8 Other receivables - other

Current

	Bank		Consolidated	
	03/31/08	12/31/07	03/31/08	12/31/07
Deferred income and social contribution taxes	1,722	1,629	4,483	5,211
Other deferred taxes	-	-	913	514
Purchases billable – Mastercard (a)	43	179	43	179
Accredited agencies (b)	5,214	2,840	5,214	2,840
Taxes recoverable	4,748	-	7,413	541
Other receivables from other institutions	420	720	420	720
Receivable from related parties	-	-	1,983	-
Other	1,308	896	1,796	980
Total	13,455	6,264	22,265	10,985

(a) Refers to amounts receivable, by invoice issued to the credit card holders. This amount represents the total of the invoices in the month, the balance of which can be paid in full or to the minimum amount, in which case it is financed with revolving credit.

(b) Refers to amounts passed through by accredited agencies, corresponding to collection of loan installments, to be offset against outstanding amounts recorded in the current liabilities.

Non-current

	Bank		Consolidated	
	03/31/08	12/31/07	03/31/08	12/31/07
Deferred income and social contribution taxes	6,828	6,520	10,437	8,947
Judicial deposits	1,554	1,616	1,554	1,616
Receivable from related parties	-	-	-	2,906
Other deferred taxes	-	-	-	348
Other	-	-	87	2
Total	8,382	8,136	12,078	13,819

9 Subsidiaries - Domestic

04.01 – NOTES TO THE FINANCIAL STATEMENTS

	Bank					
	Tresor Holdings S.A. (a)	Paraná Administradora de Consórcio Ltda. (b)	J. Malucelli Vida e Previdência S.A. (c)	Porto de Cima Holding Ltda. (d)	J. Malucelli Agenciamento e Serviços Ltda. (e)	Total
December 31, 2007						
Information of subsidiaries						
Number of outstanding quotas/shares (in thousands)	39	13.212	7.400	38.799	5	
Shareholders' equity	10.739	251	7.839	41.274	9	
Net income (loss) for the quarter	(475)	3	49	1.760	968	
Information of investment in subsidiaries						
Number of quotas/shares owned (in thousands)	39	13.211	7.399	38.799	5	
Percentage of interest	100,00%	99,99%	99,99%	100.00%	99,98%	
Movement of balances						
Beginning balances	11.214	248	7.399	39.514	-	58.375
Acquisition of investments	-	-	-	-	5	5
Equity in operating earnings (losses)	(475)	3	439	1.760	4	1.731
Balances in investment	10.739	251	7.838	41.274	9	60.111
Balances with the Bank						
Assets	649	374	8	1	2.238	
Income	-	10	-	-	298	
Main accounts in balance sheet and statement of income						
Assets						
Cash and cash equivalents	649	3	8	1	61	
Short-term investments	-	374	7.826	-	-	
Investment in associated company	9.823	-	-	26 195	-	
Investment in associated company - goodwill	-	-	-	15 078	-	
Other	312	5	200	-	5.785	
Liabilities	(45)	(131)	(195)	-	(5 837)	
Shareholders' equity	10.739	251	7.839	41.274	9	
Income	(475)	10	167	1.760	369	
Expenses	-	(7)	(118)	-	599	

(a) Holding company of an investment of 30% in the ordinary shares (equivalent to 15% of capital) in the associated company J Malucelli Seguradora S.A. The calculation of equity in income in the Insurance Company was made based on the financial statements at December 31, 2007, with the main balances being: (1) volume of shares held - 1,264,139 ordinary shares; (2) shareholders' equity - R$ 65,487; (3) net profit for the quarter - R$ 1,797; (4) value of investment - R$ 9,823; (5) equity in income of investment - R$ 641.

(b) Investment acquired on April 4, 2006; the company is inactive.

(c) Company incorporated on October 17, 2006, and homologated, according to Ruling 2,731 of August 13, 2007, from the Superintendency for Private Insurance - SUSEP. The company is at the pre-operational stage.

(d) Holding company of an investment of 19% of the ordinary shares and 61% of the preferred shares (equivalent to 40% capital) in the associated company J Malucelli Seguradora S.A. The calculation of equity in net income in the Insurance Company was made based on the financial statements at December 31, 2007, with the main balances being: (1) volume of shares held - 800,622 ordinary shares and 2,570,418 preferred shares; (2) shareholders' equity - R$ 65,487; (3) net profit for the quarter - R$ 1,797; (4) value of investment - R$ 41,273; (5) equity in income of investment - R$ 1,760. The goodwill calculated on the purchase of this investment refers to the difference between the value from issuing the Bank's shares arising from exercising the subscription from the first bonus, exercised by Advent International on August 29, 2007, and the book value of the Insurance Company's shares at July 31, 2007.

(e) Company purchased on December 28, 2007. This company operates in the rendering of the advisory and control services for discount operations in the payroll, and in the control and implementation of the franchised correspondents of the Bank and provides its own infrastructure for attending the public within the locations the Bank is interested in.

10 Deposits

The breakdown by maturity term follows:

Bank

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**
On demand	6,246	1,749	-	-	-	-
Up to 90 days	-	-	49,671	55,036	180,513	227,373
From 91 to 360 days	-	-	2,161	2,101	202,405	80,304
More than 360 days (a)	-	-	6,605	6,423	230,437	204,946
Total	6,246	1,749	58,437	63,560	613,355	512,623

Consolidated

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**
On demand	5,446	1,059	-	-	-	-
Up to 90 days	-	-	49,671	55,036	180,513	227,113
From 91 to 360 days	-	-	2,161	2,101	303,651	205,544
More than 360 days (a)	-	-	6,605	6,423	329,697	289,917
Total	5,446	1,059	58,437	63,560	813,861	722,574

(a) As of March 31, 2008, the time deposits, within the maturity term of over 360 days, were obtained at rates ranging between 11.17% to 15.00% (12.05% to 12.06% in 2007) per annum in the fixed transactions and 100% to 113% (105% to 107%) of the variation recorded by the Interbank Deposit Certificates in floating transactions.

11 Money market repurchase commitments (Bank and Consolidated)

Refer to repurchase operations to settle, tied to federal government bonds, in the amount of R$ 1,386 as of December 31, 2007, maturing by January 2, 2008. There is no outstanding transactions as of March 31, 2008.

12 Acceptances and endorsements (Bank and Consolidated)

Refers to obligations on securities issued abroad obtained by issuing fixed rate notes to the amount of USD 25,000 thousand as of March 31, 2008 (USD 31,000 thousand as of December 31, 2007), as follows:

Tranche (In thousands of US$)	Maturity	Annual interest rate	03/31/08	12/31/07
6,000	02/13/2008	7.9852%	-	11,804
20,000	11/27/2008	7.6543%	35,853	35,696
5,000	02/13/2009	7.5209%	9,451	9,422
Total			45,304	56,922
Current			45,304	47,500
Non-current			-	9,422

13 Insurance operation liabilities - Consolidated

	03/31/08
Operations with insurers	1,454
Operations with reinsurers	68,039
Commission payable on premiums issued	5,931
Deferred commission income	19,563
Other	1,674
Total	96,661
Current	77,553
Non-current liabilities	19,108

14 Technical provisions - Consolidated

	Premium deficiency reserve (PDR)	Outstanding claims provision (PSL)	Provision for Claims Incurred but Not Reported (IBNR)	Total
Class of business				
Financial guarantee	72	-	-	72
Guarantee of private obligations	4,065	3,879	-	7,944
Guarantee of public obligations	6,993	1,275	-	8,268
Guarantee of public concessions	172	-	-	172
Judicial guarantee	394	-	-	394
DPVAT	-	11,261	1,011	12,272
Retrocession	1	730	8	739
Sub-total	11,697	17,145	1,019	29,861
Other provisions				470
Total				30,331
Current				27,097
Non-current liabilities				3,234

15 Other liabilities – other

	Bank		Consolidated	
Current	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**
Provision for payments related to other administrative expenses	6,551	3,974	7,583	1,768
Repasses to assignees (a)	32,376	34,916	30,192	26,628
Accounts payable – credit card (b)	9	211	9	211
Other creditors - domestic	10,871	18,318	10,871	18,318
Borrowings	-	-	2,297	4,538
Other	3,417	4,373	3,488	4,568
Total	53,224	61,792	54,440	56,031

(a) Refers to loan amounts paid by customers, where the transaction to be written off in the loan portfolio has not yet been identified, and the amounts to be passed through to the assignees, referring to assigned credit, which is collected by the Bank.

(b) Refers to amounts payable to storekeepers.

	Bank		Consolidated	
Non-current	**03/31/08**	**12/31/07**	**03/31/08**	**12/31/07**
Provision for civil contingencies	1,330	1,330	1,330	1,330
Provision for labor contingencies	3,117	3,256	3,117	3,256
Advances from customers	-	-	958	914
Consortium funds not sought	-	-	128	128
Total	4,447	4,586	5,533	5,628

16 Provision for contingencies (Bank e Consolidated)

The Bank and its subsidiaries are part of judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

a. Composition of provisions

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed at labor courts, management recorded provisions for amounts considered sufficient to cover losses from the current actions, as follows:

	03/31/08	12/31/07
Civil	3,117	3,256
Labor	1,330	1,330
Tax	1,761	1,721
Total - Bank	6,208	6,307
Civil – insurance claims	2,219	-
Total - Consolidated	8,427	6,307

b. Movements in the provisions

	March 31, 2008				
	Balances as of January 1	Additions to the provision	Reversals	Paid	Balances as of March 31
Civil	3,256	229	(152)	(216)	3,117
Labor	1,330	-	-	-	1,330
Tax	1,721	40	-	-	1,761
Total - Bank	6,307	269	(152)	(216)	6,208
Civil – insurance claims (*)	-	2,219	-	-	2,219
Total - Consolidated	6,307	2,488	(152)	(216)	8,427

(*)Addition resulting from the consolidation of J Malucelli Seguradora S.A. as from the first quarter of 2008.

	December 31, 2007				
	Balances as of October 1	Additions to the provision	Reversals	Paid	Balances as of December 31
Civil	3.144	572	(139)	(321)	3.256
Labor	1.256	208	(130)	(4)	1.330
Tax	1.906	-	(185)	-	1.721
Total - 2007	6.306	780	(454)	(325)	6.307

c. *Asset and liabilities contingencies*

There are other proceedings, as of March 31, 2008, assessed by the Bank's legal counsels as being a possible or remote risk relating to labor and civil claims to the amount of R$ 672 and R$ 6,758 (R$ 348 and R$ 6,331 in 2007), respectively, for which no provision was recorded considering that accounting practices adopted in Brazil do not require it to be recorded.

The Bank has other contingencies, as of March 31, 2008, involving tax issues to the estimated amount of R$ 2,292 (R$ 2,813 in 2007) rated as a possible or remote risk, for which no provision for losses has been recorded in the financial statements. The main proceedings are as follows:

- Social contribution: Proceeding contesting the tax assessment issued to collect the social contribution on the IPC 90 monetary restatement difference, a risk management estimates at R$ 1,011 (R$ 963 in 2007).

- INSS on freelance workers: judicial proceeding to dismiss the assessment notice referring to the demand for social security contributions resulting from workers being deemed not to be freelance. Bank management estimates the risk involved to be R$ 1,250 (R$ 1,191 in 2007).

No contingency gains were recorded in the quarters ended March 31, 2008 and December 31, 2007.

17 Income and social contribution taxes

a. *Current quarter tax charge*

	Bank		Consolidated	
	Quarters ended March 31			
	2008	2007	2008	2007
Net income before taxes on income	31,516	24,646	32,705	11,464
Income and social contribution taxes charge at the nominal rates of 25% and 9%, respectively	(10,715)	(8,380)	(11,120)	(3,898)
Permanent deductions (additions)	3,042	417	2,043	314
Equity share in earnings of subsidiaries and associated company	1,408	269	-	157
Interest on own capital	2,221	-	2,221	-
Other	(587)	148	(178)	157
Income and social contribution taxes charged to income for the quarter	(7,673)	(7,963)	(9,077)	(3,584)

b. *Income and social contribution taxes reported in the statement of income*

	Bank		Consolidated	
	Quarter ended March 31			
	2008	2007	2008	2007
Deferred taxes – Tax credits taken/realized on timing differences	1,229	977	1,340	5,511
Current taxes – Income and social contribution taxes payable	(8,902)	(8,940)	(10,417)	(9,095)
Total	(7,673)	(7,963)	(9,077)	(3,584)

c. *Origin of deferred taxes*

	Bank		
	2008		
Description	Balances as of January 1	Constitution/ (realization)	Balances as of March 31
Deferred income and social contribution taxes – assets			
On allowance for doubtful loans	6,590	435	7,025
On provision for tax, labor and civil contingencies	1,559	(47)	1,512
On market value adjustments of securities	-	14	14
	8,149	402	8,551
Deferred income and social contribution taxes – liabilities			
On deferred commission	3,674	(842)	2,832
On market value adjustments of securities	11	(11)	-
	3,685	(853)	2,832

	Consolidated		
	2008		
Description	**Balances as of January 1**	**Constitution/ (realization)**	**Balances as of March 31**
Deferred income and social contribution taxes – assets			
On unearned income arising from transactions with the FIDCs	6,009	360	6,369
On allowance for doubtful loans	6,590	435	7,025
On provision for tax, labor and civil contingencies	1,559	(47)	1,512
On market value adjustments of securities	-	14	14
	14,158	762	14,920
Deferred income and social contribution taxes – liabilities			
On deferred commission	8,378	(997)	7,381
On market value adjustments of securities	11	(11)	-
	8,389	(1,008)	7,381

	Bank		
	2007		
Description	**Balances as of October 31**	**Constitution/ (realization)**	**Balances as of December 31**
Deferred income and social contribution taxes – assets			
On allowance for doubtful loans	6,077	513	6,590
On provision for tax, labor and civil contingencies	1,496	63	1,559
On market value adjustments of securities	4	(4)	-
	7,577	572	8,149
Deferred income and social contribution taxes – liabilities			
On deferred commission	4,988	(1,314)	3,674
On market value adjustments of securities	-	11	11
	4,988	(1,303)	3,685

	Consolidated		
	2007		
Description	Balances as of October 31	Constitution/ (realization)	Balances as of December 31
Deferred income and social contribution taxes – assets			
On unearned income arising from transactions with the FIDCs	7,651	(1,642)	6,009
On allowance for doubtful loans	6,077	513	6,590
On provision for tax, labor and civil contingencies	1,496	63	1,559
On market value adjustments of securities	4	(4)	-
	15,228	(1,070)	14,158
Deferred income and social contribution taxes – liabilities			
On deferred commission	9,208	(830)	8,378
On market value adjustments of securities	-	11	11
	9,208	(819)	8,389

d. Projected realization of deferred tax assets on timing differences

Bank

	March 31, 2008		
	Income tax	Social contribution	Total
2008	1,266	456	1,722
2009	1,256	452	1,708
2010	1,255	452	1,707
2011	1,255	452	1,707
2012	1,255	451	1,706
Total	6,287	2,263	8,550

	December 31, 2007		
	Income tax	Social contribution	Total
2008	1,198	431	1,629
2009	1,198	431	1,629
2010	1,198	431	1,629
2011	1,199	432	1,631
2012	1,199	432	1,631
Total	5,992	2,157	8,149

The present value of the deferred tax assets, considering the average interbank rates, net of the tax impact is R$ 5,934 (R$ 5,665 in 2007).

Consolidated

	March 31, 2008		
	Income tax	Social contribution	Total
2008	3,293	1,190	4,483
2009	3,908	1,407	5,315
2010	1,256	452	1,708
2011	1,255	452	1,707
2012	1,255	452	1,707
Total	10,967	3,953	14,920

	December 31, 2007		
	Income tax	Social contribution	Total
2008	3,832	1,379	5,211
2009	2,984	1,074	4,058
2010	1,199	432	1,631
2011	1,198	431	1,629
2012	1,198	431	1,629
Total	10,411	3,747	14,158

The present value of the deferred tax assets, considering the average interbank rates, net of the tax impact is R$ 11,986 (R$ 10,706 in 2007).

e. *Unrecognized deferred tax assets*

The Bank and its subsidiaries have no tax credits which were not recorded in the financial statements as of March 31, 2008 and December 31, 2007.

18 Shareholders' equity

a. *Capital*

The Bank's fully subscribed and paid in share capital consists of 60,600,000 (60,600,000 as of December 31, 2007) common nominative shares and 23,434,472 preferred shares (16,013,645 as of December 31, 2007), held by shareholders domiciled in Brazil, and 27,098,860 preferred shares (29,947,139 as of December 31, 2007), held by shareholders domiciled abroad; all shares with no nominal value.

At a Board of Directors Meeting held on January 15, 2008 the Bank resolved to increase its share capital by issuing 4,572,548 preferred, nominative shares, with no par value and no voting rights. Subscription rights were exercised in relation to these shares established in bonus 02/02 issued on April 27, 2007 owned by "Fors Holdings" (a part of Advent International), resulting in the Bank's share capital changing from R$ 699,851 to R$ 763,867. This resolution was ratified by the Brazilian Central Bank on January 25, 2008.

b. *Shares held in Treasury*

The Bank holds in Treasury a total of 2,469,700 preferred shares from its own issue (1,159,700 as of December 31, 2007), purchased on the market, for the amount of R$ 21,958 (R$10,442 as of December 31, 2007) for future sale and/or cancellation. The market value of these shares, at March 31, 2008, was R$ 21,980 (R$ 10,089 as of December 31, 2007).

c. *Capital reserve*

Refers to the restatement of the CETIP financial securities, which is conducted based on information provided by this entity.

d. *Revenue reserves*

The legal reserve is formed by 5% of the net income for the year, limited to 20% of the capital.

The statutory reserve refers to the reserve to complement the shareholders' equity, the objective of which is to guarantee funds to comply with regulatory and operational requirements related to the value of the Bank and its subsidiaries' shareholders' equity, which can be converted to capital through a decision during a Board of Directors Meeting, observing the limit for authorized capital, and observing the proposal of the Board of Directors, and can consist of up to 100% of the net profit remaining after the allocations to the legal reserve and the minimum compulsory dividend, but can not exceed the value of capital.

e. Dividends and interest on own capital

Shareholders are assured minimum dividends of 25% of the net income for the year, adjusted pursuant to corporation law. The interest on shareholders' equity is calculated according to the criteria specified by existing tax legislation. The accounting records comply with the accounting guidelines issued by the Brazilian Central Bank, where the expense incurred is reclassified from the statement of income to retained earnings, in order to prepare and publish the financial statements in accordance with Circular 2739, article 3, issued by the Brazilian Central Bank on February 19, 1997. This interest lowered the tax charges recorded in the statement of income by R$ 2,221 (nil in 2007).

19 Related party transactions

Bank

Description	03/31/2008 Liabilities	1st quarter 2008 Income	1st quarter 2008 Expenses
Demand deposits	1,128	-	-
Time deposits	88,901	-	2,543
Services rendered	-	-	1,548
Reimbursement of income/expenses	-	-	364
Rent	-	27	-

Bank

Description	12/31/2007 Liabilities	4th quarter 2007 Income	4th quarter 2007 Expenses
Demand deposits	1,650	-	-
Time deposits	89,252	-	2,465
Other accounts payable	2,206	-	-
Reimbursement of income/expenses	-	13	349
Rent	-	18	-

Consolidated

Description	03/31/2008 (Assets) Liabilities	1st quarter 2008 Income	1st quarter 2008 Expenses
Loans	(2,206)	93	-
Demand deposits	328	-	-
Time deposits	88,530	-	2,533
Reimbursement of income/expenses	-	86	348
Rent	-	5	-

Consolidated

Description	12/31/2007 (Assets) Liabilities	4th quarter 2007 Income	Expenses
Loans	(2,297)	58	-
Demand deposits	960	-	-
Time deposits	88,878	-	2,454
Reimbursement of income/expenses	-	13	1,489
Rent	-	18	-

The time deposits and other transactions with related parties are executed on an arm's-length basis.

20 Other administrative expenses

	Bank		Consolidated	
	1st quarter		1st quarter	
	2008	2007	2008	2007
Commissions	(16,719)	(14,817)	(22,712)	(14,817)
Specialized technical services	(4,012)	(3,639)	(4,190)	(3,639)
Data processing	(762)	(591)	(898)	(591)
Advertising and marketing	(954)	(468)	(1,157)	(468)
Financial system service expenses	(181)	(462)	(501)	(592)
Communications	(356)	(385)	(545)	(385)
Transportation/travel	(118)	(151)	(288)	(151)
Rent	(77)	(21)	(1,162)	(21)
Special offers and public relations	(183)	(84)	(217)	(84)
Maintenance material	(96)	(113)	(166)	(113)
Stationary	(16)	(66)	(194)	(66)
Other	(1,524)	(1,024)	(1,851)	(1,118)
Total	(24,998)	(21,821)	(33,881)	(22,045)

21 Other operating income and expenses

	Bank		Consolidated	
	1st quarter		1st quarter	
	2008	2007	2008	2007
Other income				
Fee charged on early payment	10,800	-	10,800	-
Recovery of expenses and charges	22	16	22	13
Foreign exchange variation	-	1,369	-	1,369
Reversal of provision for contingencies	54	944	54	944
Income from cost of policies issued	-	-	527	-
Profit sharing in reinsurance policies ceded to IRB	-	-	1,861	-
Interest from insurance policies	-	-	440	-
Other	106	-	164	10
Total	10,982	2,329	13,868	2,336
Other expenses				
Losses with ceded loans	(1,603)	(596)	(3,922)	(596)
Provision for contingencies	(138)	(1,502)	(138)	(1,502)
Expenses for collection - DPVAT	-	-	(211)	-
Other expenses from insurance operations	-	-	(57)	-
Other	(1)	(5)	(723)	(6)
Total	(1,742)	(2,103)	(5,051)	(2,104)

22 Financial instriments

The main financial instruments refer to securities, which are valued at market value and disclosed in note 6, the loans, time deposits and acceptances and endorsements, whose market values are:

	Bank		Consolidated	
	03/31/08	12/31/07	03/31/08	12/31/07
Loans	1,001,576	966,415	1,256,757	1,246,480
Time deposits	611,642	510,549	812,159	720,499
Acceptances and endorsements	45,084	56,318	45.084	56,318

The market values were calculated by discounting cash flows according to the ruling contractual conditions and market rates at the reporting date. The carrying value of the other financial instruments approximates the market value at the reporting date.

a. Credit risk

The Bank's credit policies are established by Management and aim to minimize possible problems arising from defaults by clients. This objective is achieved from careful credit analysis of the client portfolio, and considers the ability to make payment (credit analysis) and diversification of products (risk is spread). The Bank also has an allowance for doubtful loans, for the amount of R$ 30,361 (R$ 29,019 as of December 31, 2007) and R$ 40,426 (R$ 38,464 as of December 31, 2007) in Consolidated, to cover credit risk.

b. Foreign exchange rate risk

The Bank's results are subject to significant variations from the effects of fluctuations in the foreign exchange rate on liabilities tied to foreign currencies, mainly the US dollar, which closed the first quarter of 2008, reporting a devaluation of 1.27%.

As a prevention strategy and a means of reducing the effects from fluctuations in exchange rates, Management has adopted a policy of partial hedging against the risk from foreign currency variations, using swap operations, as presented in the following table:

Bank and Consolidated	**2008**	**2007**
Fixed rated notes	45,304	56,922
Swap operations	(16,748)	(28,242)
Net exposure	28,556	28,680

c. *Interest rate risk*

The Bank's results are affected by significant variations arising from operations contracted at floating and pre-fixed interest rates. Management controls the interest rate and liquidity risks through systems that include VaR, reports on profitability, liquidity and other management reports.

23 Other information

a. The Bank maintains shareholders' equity compatible with the level of risk presented by its asset structure, calculated on a consolidated basis with J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda., which constitute the Financial Conglomerate, pursuant to BACEN Resolution 2099/94 and subsequent regulations. On March 31, 2008 the adjusted shareholders' equity accounted for 61.7% (61.6% as of December 31, 2007) of the risk-weighted assets, greater than the minimum required index of 11%.

b. The Bank has a computer and data processing equipment leasing agreement with a remaining term of 25 months. Leasing expenses in the quarter amounted to R$ 113 (R$ 123 as of March 31, 2007).

c. The guarantees awarded by the Bank amounted to R$ 519 (R$ 532 as of December 31, 2007).

d. The Bank and its subsidiaries sponsor a supplementary pension plan for its employees, which acceded to the plan making defined contributions, in the financial capitalization scheme, which was introduced in December 2004. The Bank and its subsidiaries are only responsible for the administrative expenses and the costs related to the insurance premium for participants' disability and death benefits. In the quarter ended March 31, 2008 the contributions amounted to R$ 103 in the Bank and R$ 124 in Consolidated (R$ 79 in the Bank and Consolidated as of March 31, 2007). The contributions related to accumulation of the plan's obligations are shouldered in full by the participants.

e. The subsidiary J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. manages investment funds, whose net assets as of March 31, 2008 amount to R$ 368,997 (R$ 408,690 asof December 31, 2007).

f. The total assets securing the Insurer's technical provisions break down as follows:

Assets covering insurance technical provisions - Consolidated	**03/31/08**
Fixed income securities - Public	12,737
Time deposits	29,933
Total	42,670

g. Law 11638 was enacted on December 28, 2007, and came into force on January 01, 2008. This Law amended, revoked and introduced new provisions into Law 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although this law has come into force, the main amendments it has introduced are subject to validation by the regulatory authorities before they apply in full to companies. During this period of transition, the CVM issued a Market Notice on January 14, 2008 exempting companies from the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Bank management is in the process of evaluating the effects that Law 11638/07 will have on its shareholders' equity and statement of income for the 2008 financial year, and will take into account the guidelines and definitions to be issued by the regulatory agencies. Management holds it is currently not possible to determine the effects of these amendments on the statement of income and shareholders' equity for the quarter ended March 31, 2008.

h. On January 3, 2008, Provisionary Measure 413 was published, which, amongst other measures, altered the rate for Social Contribution on Net Profit – CSLL, for private insurance and capitalization corporate entities and those referred to in clauses I to XII of paragraph 1 of article 1 of Complementary Law 105/01, from 9% to 15%. This increase in rate will come into force, according to the Provisionary measure, as from May 2008. The alterations introduced by the Provisionary Measure will only become effective after approval by the Legislative Power, which has still not occurred. Thus, the deferred tax assets and liabilities were registered in the balance sheet at March 31, 2008 in accordance with the rate defined in legislation in force on this date. Management has evaluated that the impact of the rate increase established in the Provisional Measure shall not be significant, in the event it becomes law, on the financial position as of March 31, 2008.

24 Subsequent event

On April 15, 2008 Ordinance 2898 dated April 11, 2008 was published by the Private Insurance Regulator – SUSEP, which ratified transfer of the share control from J Malucelli Seguradora S.A. to Paraná Banco S.A. under the Share Purchase and Sale Agreement and Other Covenants dated March 06, 2007 and the 1st Amendment to the Share Purchase and Sale Agreement and Other Covenants dated April 27, 2007.

25 Statement of cash flows – Indirect method

	Bank		Consolidated	
	1st quarter		1st quarter	
	2008	2007	2008	2007
Cash flows from operating activities				
Adjusted net income for the period	27,150	20,030	32,354	8,177
Net income for the period	23,843	16,683	23,628	7,880
Adjustments to net income:				
Depreciation and amortization	92	67	860	67
Equity in operating earnings of subsidiaries and associated company	(4,142)	(791)	-	(462)
Allowance for doubtful loans	8,584	5,048	9,204	6,204
Deferred income and social contribution taxes	(1,229)	(977)	(1,340)	(5,511)
Deferred income	2	-	2	-
Minority interest	-	-	-	(1)
Changes in assets and liabilities	(87,606)	(60,381)	(141,722)	(151,550)
Market value adjustments - Securities	(49)	5	(49)	5
Decrease (increase) in interbank funds invested	172,429	(36,359)	171,654	(47,957)
Decrease (increase) in securities	(98,293)	(48,842)	(213,549)	(35,099)
(Increase) decrease in interbank accounts (net of assets/liabilities)	(593)	509	(593)	509
Decrease (increase) in loans	(107,627)	12,674	(107,566)	(79,475)
Decrease (increase) in other receivables	(6,210)	1,479	(87,117)	1,553
Decrease (increase) in other assets	(5,891)	16	(5,436)	15
Increase (decrease) in derivative financial instruments	(2,953)	2,175	(2,953)	2,175
Increase (decrease) in other liabilities	(38,419)	7,962	103,887	6,724
Net cash used in operating activities	(60,456)	(40,351)	(109,368)	(143,373)
Cash flows from investing activities				
Disposal of subsidiary	-	2,655	-	-
Dividends received from subsidiaries	-	1,136	-	610
Capital reduction of subsidiary	-	25,827	-	-
Disposals of fixed assets for own use	5	-	5	21
Disposals of other investments	-	-	-	244
Disposals of deferred charges	-	-	-	8
Acquisition of other investments	(1)	-	(1,117)	-
Acquisition of investments	(72,616)	-	-	-
Acquisition of fixed assets for own use	(100)	(150)	(697)	(150)
Acquisition of deferred charges	(106)	(132)	(8,746)	(132)
Net cash (used in) from investing activities	(72,818)	29,336	(10,555)	601
Cash flows from financing activities				
Increase in deposits	100,106	12,379	90,551	144,076
Increase (decrease) in money market repurchase commitments	(1,386)	12,052	(1,386)	12,052
Increase (decrease) in acceptances and endorsements	(11,617)	(13,656)	(11,617)	(13,656)
Interest on own capital	(6,532)	-	(6,532)	-
Shares held in treasury	(11,516)	-	(11,516)	-
Capital increase	64,016	-	64,016	-
Net cash from financing activities	133,071	10,775	123,516	142,472
Increase (decrease) in cash and cash equivalents	(203)	(240)	3,593	(300)
Cash and cash equivalents at beginning of the period	428	364	570	7,906
Cash and cash equivalents at end of the period	225	124	4,163	7,606

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

See information on Section 08.01.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR **March 31, 2008** Brazilian Corporate Law
FINANCIAL INSTITUTION

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1	Total Assets	1,971,872	1,724,449
1.01	Current Assets	1,011,724	1,019,380
1.01.01	Cash and Cash Equivalents	4,163	570
1.01.02	Interbank Funds Invested	147,936	319,590
1.01.02.01	Money Market	141,730	168,822
1.01.02.02	Interbank Placements	6,206	150,768
1.01.03	Securities	113,984	9,339
1.01.03.01	Own Portfolio	113,984	9,339
1.01.03.02	Subject to Repurchase Commitment	0	0
1.01.04	Interbank Accounts	780	11
1.01.04.01	Collections in Transit	780	0
1.01.04.02	Deposits with the BrazilianCentral Bank	0	11
1.01.05	Interbranch Accounts	0	0
1.01.06	Loans	625,621	637,295
1.01.06.01	Loans – Private Sector	661,476	668,012
1.01.06.02	Allowance for Doubtful Loans	(35,855)	(30,717)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	79,295	12,783
1.01.08.01	Service Fees Receivable	11	1,798
1.01.08.02	Other	22,265	10,985
1.01.08.03	Insurance Operation Receivables	57,019	0
1.01.09	Other Assets	39,945	39,792
1.01.09.01	Other Assets	148	122
1.01.09.02	Valuation Allowance	(24)	(24)
1.01.09.03	Prepaid Expenses	39,821	39,694
1.02	Non-current Assets	896,554	649,699
1.02.01	Interbank Funds Invested	0	0
1.02.02	Securities	176,171	67,267
1.02.02.01	Own Portfolio	176,171	67,267
1.02.02.02	Subject to Repurchase Commitment	0	0
1.02.03	Interbank Placements	0	0
1.02.04	Interbranch Accounts	0	0
1.02.05	Loans	644,837	534,801
1.02.05.01	Loans – Private Sector	649,408	542,548
1.02.05.02	Allowance for Doubtful Loans	(4,571)	(7,747)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	36,451	13,819
1.02.07.01	Service Fees Receivable	0	0
1.02.07.02	Other	12,078	13,819
1.02.07.03	Insurance Operation Receivables	24,373	0
1.02.08	Other Assets	39,095	33,812

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
1.02.08.01	Prepaid Expenses	39,095	33,812
1.03	Permanent Assets	63,594	55,370
1.03.01	Investments	1,477	51,456
1.03.01.01	Foreign investments	0	0
1.03.01.02	Subsidiaries	0	51,096
1.03.01.03	Interest in Direct and Indirect Associated Companies	0	0
1.03.01.04	Other Investments	1,494	377
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Fixed Assets for Own Use	4,057	3,470
1.03.02.01	Property for Own Use	2,969	1,867
1.03.02.02	Other Fixed Assets	3,586	3,515
1.03.02.03	Accumulated Depreciation	(2,498)	(1,912)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	58,060	444
1.03.05.01	Deferred Charges	65,640	868
1.03.05.02	Accumulated Amortization	(7,580)	(424)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (In R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
2	Total Liabilities	1,971,872	1,724,449
2.01	Current Liabilities	786,171	664,002
2.01.01	Deposits	541,442	490,853
2.01.01.01	Demand Deposits	5,443	960
2.01.01.02	Interbank Deposits	51,832	57,137
2.01.01.03	Time Deposits	484,164	432,657
2.01.01.04	Other Deposits	3	99
2.01.02	Money Market Repurchase Commitments	0	1,386
2.01.02.01	Own Portfolio	0	1,386
2.01.03	Acceptances and Endorsements	45,304	47,500
2.01.03.01	Obligations for Notes and Bonds Issued Abroad	45,304	47,500
2.01.04	Interbank Accounts	176	0
2.01.04.01	Payments in Transit	176	0
2.01.05	Interbranch Accounts	0	0
2.01.06	Borrowings	0	0
2.01.07	Domestic Repass Borrowings	0	0
2.01.08	Foreign Currency Repass Borrowings	0	0
2.01.09	Other Liabilities	199,249	124,263
2.01.09.01	Collection of Taxes	960	246
2.01.09.02	Corporate and Statutory Contributions	5,604	27,664
2.01.09.03	Taxes and Social Security Payable	26,778	30,553
2.01.09.04	Other	54,440	56,031
2.01.09.05	Derivative Financial Instruments	6,817	9,769
2.01.09.06	Insurance operation liabilities	77,553	0
2.01.09.07	Insurance technical provisions	27,097	0
2.02	Non-current Liabilities	369,830	313,342
2.02.01	Deposits	336,302	296,340
2.02.01.01	Interbank Deposits	6,605	6,423
2.02.01.02	Time Deposits	329,697	289,917
2.02.02	Money Market Repurchase Commitments	0	0
2.02.03	Acceptances and Endorsements	0	9,422
2.02.03.01	Obligations for Notes and Bonds Issued Abroad	0	9,422
2.02.04	Interbank Accounts	0	0
2.02.05	Interbranch Accounts	0	0
2.02.06	Borrowings	0	0
2.02.07	Domestic Repass Borrowings	0	0
2.02.08	Foreign Currency Repass Borrowings	0	0
2.02.09	Other Liabilities	33,528	7,580
2.02.09.01	Taxes and Social Security Payable	5,653	1,952
2.02.09.02	Other	5,533	5,628
2.02.09.03	Derivative Financial Instruments	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 03/31/2008	4 – 12/31/2007
2.02.09.04	Insurance operation liabilities	19,108	0
2.02.09.05	Insurance technical provisions	3,234	0
2.03	Deferred Income	4	2
2.04	Minority Interest	0	0
2.05	Shareholders' Equity	815,867	747,103
2.05.01	Paid-In Capital Stock	763,867	699,851
2.05.01.01	Domestic	344,607	280,591
2.05.01.02	Foreign	419,260	419,260
2.05.01.03	Capital Increase	0	0
2.05.02	Capital Reserves	177	177
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Revenue Reserves	38,071	47,054
2.05.04.01	Legal	5,502	5,502
2.05.04.02	Statutory	54,527	51,994
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Revenue Reserves	(21,958)	(10,442)
2.05.04.07.01	Shares Held in Treasury	(21,958)	(10,442)
2.05.05	Market Value Adjustments – Securities	(28)	21
2.05.06	Retained Earnings/Accumulated Losses	13,780	0

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 01/01/2008 to 03/31/2008	4- 01/01/2008 to 03/31/2008	5- 01/01/2007 to 03/31/2007	6-01/01/2007 to 03/31/2007
3.01	Income from Financial Operations	86,458	86,458	63,474	63,474
3.01.01	Loans	75,706	75,706	60,233	60,233
3.01.02	Securities	10,752	10,752	3,241	3,241
3.02	Expenses from Financial Operations	(34,286)	(34,286)	(28,284)	(28,284)
3.02.01	Deposits, Money Market and Interbank Funds	(24,122)	(24,122)	(17,471)	(17,471)
3.02.02	Derivative Financial Instruments	(960)	(960)	(4,609)	(4,609)
3.02.03	Allowance for Doubtful Loans	(9,204)	(9,204)	(6,204)	(6,204)
3.03	Net Income from Financial Operations	52,172	52,172	35,190	35,190
3.04	Other Operating income/Expenses	(19,109)	(19,109)	(23,737)	(23,737)
3.04.01	Service Fee Income	12,717	12,717	2,816	2,816
3.04.02	Personnel Expenses	(6,144)	(6,144)	(2,264)	(2,264)
3.04.03	Other Administrative Expenses	(33,881)	(33,881)	(22,045)	(22,045)
3.04.04	Transactional Taxes	(4,209)	(4,209)	(2,938)	(2,938)
3.04.05	Other Operating Income	62,389	62,389	2,336	2,336
3.04.05.01	Insurance Written Premiums	41,895	41,895	0	0
3.04.05.02	DPVAT	6,626	6,626	0	0
3.04.05.03	Other Operating Income	13,868	13,868	2,336	2,336
3.04.06	Other Operating Expenses	(49,981)	(49,981)	(2,104)	(2,104)
3.04.06.01	Other Operating Expenses	(5,051)	(5,051)	(2,104)	(2,104)
3.04.06.02	Coinsurance and Reinsurance Premiums Ceded	(36,771)	(36,771)	0	0
3.04.06.03	Change in the Provision for Unearned Premiums	(1,132)	(1,132)	0	0
3.04.06.04	Claims Incurred	(7,027)	(7,027)	0	0
3.04.07	Equity Share in Earnings of Subsidiaries	0	0	462	462
3.05	Operating Income	33,063	33,063	11,453	11,453
3.06	Net Non-operating Income (Expenses)	0	0	11	11
3.06.01	Income	0	0	11	11
3.06.02	Expenses	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 01/01/2008 to 03/31/2008	4- 01/01/2008 to 03/31/2008	5- 01/01/2007 to 03/31/2007	6-01/01/2007 to 03/31/2007
3.07	Income Before Taxes on Income and Profit Sharing	33,063	33,063	11,464	11,464
3.08	Income and Social Contribution Taxes	(10,417)	(10,417)	(9,095)	(9,095)
3.08.01	Current Income Tax	(7,643)	(7,643)	(6,683)	(6,683)
3.08.02	Current Social Contribution Tax	(2,774)	(2,774)	(2,412)	(2,412)
3.09	Deferred Income and Social Contribution Taxes	1,340	1,340	5,511	5,511
3.10	Profit Sharing	(358)	(358)	0	0
3.10.01	Profit Sharing	(358)	(358)	0	0
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Own Capital	0	0	0	0
3.12	Minority Interest	0	0	0	0
3.13	Net Income/Loss for the Period	23,628	23,628	7,880	7,880
	NUMBER OF SHARES, EX-TREASURY (In Units)	108,663,632	108,663,632	132,000,00	132,000,00
	NET INCOME PER SHARE (In Reais)	0.21744	0.21744	0.05970	0.05970
	LOSS PER SHARE (In Reais)				

MANAGEMENT REPORT

Curitiba - PR, April 24, 2008 – Paraná Banco (BOVESPA: PRBC4), a multiple private bank specializing in payroll-secured loans, middle market loans and surety bonds, is pleased to announce its results for the first quarter of 2008 (1Q08).

These financial statements consolidate the financial statements of the Bank, its subsidiaries, Fundo de Investimento em Direitos Creditórios Paraná Banco I, Fundo de Investimento em Direitos Creditórios Paraná Banco II ("FIDCs") and J. Malucelli Seguradora, and were prepared in accordance with corporation law and the rules issued by the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN"), the Private Insurance Regulator ("SUSEP") and the Brazilian Securities Commission ("CVM"). The data related to 1Q07 is presented "pro-forma" for better comparability due to the 15% interest the Bank held in J. Malucelli Seguradora during that period.

1Q08 HIGHLIGHTS

- **Net income for the first quarter of 2008** was R$ **23.6 million,** a 132.2% increase from the pro-forma net income for 1Q07. Compared to 4Q07, our net income decreased 34.6% under the impact of the tax benefit for distribution of interest on own capital for financial year 2007, which was fully accounted for in 4Q07. In 2008 this benefit will be accounted for on a quarterly basis (i.e. 25% of our net income for each quarter will be allocated as interest on shareholders' equity or dividends). In the last quarter of 2008 the Board of Directors will make any supplementation required to complete the full tax benefit.
- Our **loan portfolio** at the end of the first quarter was **R$ 1.3 billion**, **81.4%** and **8.3%** more than the R$ 722.5 million and R$ 1.2 billion in 1Q07 and 4Q07, respectively.
- Following the creation of our middle market platform in Q307, the balance of our portfolio in this segment on March 31, 2008 amounted to **R$ 104.0 million,** or 7.9% of our total portfolio.
- Loan **origination** reached R$ **318.8 million.** Loan origination in the payroll-secured loan segment achieved R$ 238.4 million, up 70.2% from the R$ 166.5 million in 1Q07.
- **Premiums earned** by J. Malucelli Seguradora rose to R$ **48.5 million** in 1Q08, 74.5% more than the R$ 27.8 million for 1Q07.
- On January 15, 2008 **Paraná Banco completed the acquisition of 100% of the shares in J. Malucelli Seguradora,** as described in the prospectus. On April 16 the Bank announced that SUSEP had approved the transfer of control.
- **The Franchise Channel** reached the **mark of 81 units** in operation, distributed throughout the most important regions of Brazil. At the end of 1Q07 we had only one franchise in operation.

- Paraná Banco has submitted an application to SUSEP for a permit to create the **first** Brazilian private capital **Reinsurance Company**. The company will initially focus its activities on the Surety Bond market and seize the opportunities created by the opening of the Reinsurance market in Brazil
- On April 08 **J.Malucelli Seguradora** launched its digital certification tool. 100% of our policies have since been issued digitally.

Corporate Governance

Paraná Banco is committed to adopting best practices in Corporate Governance. The Bank is currently listed as a Level 1 company on the São Paulo Stock Exchange, and is working towards upgrading to Level 2 in Corporate Governance. Additionally, the Banks grants 100% tag-along rights to all shares issued. Paraná Banco shares are consequently listed in the following indexes:

IGC – Special Corporate Governance Index

ITAG – Companies with Special Tag-Along Rights

Also with a view to maximizing value for shareholders, on August 07, 2007 Paraná Banco signed a six-month contract (automatically extendable) with Banco UBS Pactual to form a market for its preferred shares, aiming to increase the liquidity of these shares.

In addition to corporate governance practices, the Board of Directors implemented a share buyback program on October 19, 2007, in accordance with CVM Directive 10/80, aiming to create value for shareholders. Up to 4,156,481 preferred shares may be purchased up to October 15, 2008.

2,469,700 preferred shares have been purchased since the share buyback program began. The cost of the shares purchased, the average cost of the treasury stock and their market value at 03/31/08 are listed below:

Cost / Market Value	Preferred shares (R$)
Minimum	8.35
Weighted average	8.89
Maximum	9.99
Treasury stock balance	
Average cost (*)	8.90
Market value at 03/31/08	8.90

(*) With brokerage fees and charges

Fiscal Council

As described in the minutes of the Thirty-First AGM, our Fiscal Council was installed on March 14 this year with Márcio Luciano Mancini, Yoshihiro Sakagami and Luiz Roberto Castiglione de Lima as serving members and Maurício Alvarez da Silva as substitute.

Under article 161 et seq. of Brazilian Corporation Law, the Fiscal Council is independent of Company management and the independent auditors. The Fiscal Council's chief responsibilities consist of auditing management activities, reviewing the company's financial statements and reporting their conclusions to the shareholders.

Operations Highlights

Paraná Banco ended the first quarter of 2008 on the same path of growth that has characterized our history. Net income for 1Q08 amounted to R$ 23.6 million, a 132.2% increase from the pro-forma income during the same period last year. Compared to 4Q07, our net income fell 34.6%, but 4Q07 was substantially impacted by the tax benefit for distribution of interest on own capital for the entire financial year 2007. In 2008 distribution of interest on shareholders equity will be done on a quarterly basis to dilute the impact of the tax benefit throughout the year. 25% of net income for each quarter will be allocated as interest on shareholders' equity or dividends, and in the last quarter of 2008 the Board of Directors will make any supplementation required to complete the full tax benefit

Loans

We ended the first quarter of 2008 with loans amounting 1,310.9 million, an 81.4% increase from the same period in 2007 and 8.3% from 4Q07.

The Bank's main product is payroll-secured loans, which are offered to a low-risk customer base consisting of civil servants, private employees, and INSS pensioners. In 1Q08 we terminated a number of payroll-secured lending agreements that were not being operated, and established new agreements. At the end of March 2008 the Bank held 700 payroll-deducted lending agreements.

Payroll-secured loan origination has continued to grow and in 1Q08 amounted to R$ 283.5 million, a 70.2% increase compared to 1Q07's R$ 166.5 million.

	1Q07	1Q08	1Q07 x 1Q08	4Q07	4Q07 x 4Q08
Number of lending agreements	539	700	29.9%	715	-2.1%
Total number of loan contracts	**35,161**	**52,364**	48.9%	**65,485**	-20.0%
New contracts - INSS	19,268	6,870	-64.3%	24,411	71,9%
New contracts – Other agreements	15,893	45,494	186.3%	41,074	10,8%
Payroll-secured loan origination	166,500	283,450	70.2%	235,953	20.1%
Middle market loan origination	2,710	27,398	911.0%	129,278	-78.8%

Commission paid on payroll-secured loan origination has decreased over the last few quarters. In the first quarter of 2008 the amount of commission paid by the Bank was equivalent to 7.1% of payroll loan origination, against 7.6% in 1Q07 and 7.4% in 4Q07.

This commission percentage reduction is the result of the Bank's strategy of building alternative loan origination channels, such as franchises and call centers, which have lower sales costs and enable us to keep control over this important cost component of our business.

Portfolio Classification

The Bank has a high-quality, highly stable loan portfolio, as demonstrated over recent quarters. A comparison of our loan portfolio risk classifications for March 31 2007 and 2008 (with AA representing the lowest credit risk and H representing the highest risk) will show that there has been a reduction in the percentage of loans classified as D and H. At the end of the first quarter of 2008 category H accounted for only 1.6% of our portfolio, a gradual reduction from the 2.1% in 1Q07 and 1.75% in 4Q07.

The Bank does not take out lenders insurance because the cost of this insurance is much higher than the cost of recording amounts not received due to decease or injury as losses. Payments are only recorded as losses when they are 360 days overdue.

Efficiency and security in granting loans is critical to the development of our business and the upkeep of the quality of our loan portfolio.

Loans to legal entities are approved by a committee, as are any new lending agreements. Loans to individuals (payroll-secured loans) go through an analysis and approval flow before being granted.

The creation of a middle market loan platform enabled the Bank to diversify its operations and close March 2008 with this segment accounting for 8% of our portfolio.

Funding

To avoid maturity and interest rate mismatches and to ensure liquidity, Paraná Banco uses various funding sources to guarantee that they are compatible with the characteristics of our loan portfolio.

The Bank's main source of funding has historically been time deposits. In 1Q08 time deposits rose 12.6% compared to the previous period, and our total funding balance, including time deposits, demand deposits, interbank deposits and funding from overseas, increased 9.4% to R$ 923.0 million, with an average maturity of 20 months.

The 20.4% reduction in the volume of obligations for notes and bonds issued abroad during financial year 2007 and the first quarter of 2008 is due to the appreciation of the Real against the US Dollar and especially due the fact that one of the three tranches of the Medium Term Notes matured and was not re-issued in 1Q08. 40% of our exchange rate exposure is covered by swaps to mitigate currency risk.

Despite the slight increase in funding costs, mainly due to the need to place compulsory deposits for funding from leasing companies, no funding unavailability issues are expected. Although our level of leverage is low, the Bank is structuring a third Receivables Investment Fund to supplement the time deposits in 2008.

Distribution Channels

Paraná Banco has a diversified distribution network. In addition to bank correspondents, the most traditional channel, the Bank has consistently invested in alternative channels to control administrative and origination costs, following a medium-term strategy focused on increasing efficiency and profitability. In the first quarter of 2008 these alternative channels accounted for 31% of our loan origination. Franchises, call centers and our own agencies are all classified as alternative channels.

Bank Correspondents

Bank correspondents are the Bank's main distribution channel. At March 31, 2008 the Bank's network consisted of 568 correspondents distributed throughout all 5 regions of the country. The Bank maintains a friendly and effective relationship with our correspondents, which accounted for 69% of our payroll-secured loan origination in 1Q08. An exclusive virtual portal is available to them, as well as an efficient platform for exchanging documents and information with Banco Paraná. A wide spectrum of 700 lending agreements completes the motivation package for our correspondents.

Alternative Channels

Franchises

Implemented in March 2007, our franchise channel is unique and innovative in the Brazilian market. The project is the result of 2 years of research and analysis of the market, our competitors and correspondents. This system gives the Bank a substantial competitive advantage, as it ensures:

- Standardization of services and product quality;
- Fidelity, exclusivity and greater control over the sales channel and commercial network;
- Long-term commitment;
- A high level of control over image and operations risk;
- Presence in many important regions of the country;
- Strengthened and unified Bank image and brand

In addition to payroll-secured loans, franchise operators have various other financial products available both from the Bank and from third parties. An example of this is an agreement recently signed with ABN Amro Real S/A and Aymoré Crédito, Financiamento e Investimento S/A, which provides franchises with the opportunity to offer personal loans and vehicle-secured loans from those financial institutions. The Bank also has agreements with Philips, Positivo and Eletrolux to sell their products through the franchises using payroll-secured loans.

In 2007 Paraná Banco exceeded its target of having 30 franchises in operation by the end of the year by an additional 30 units. At the end of March 2008 the Bank had 81 units in operation, 21 in advanced stages of implementation, 46 under negotiation and 44 reserved, totaling 192 potential franchises.

The franchise channel is becoming an important distribution channel for the bank and already accounted for 17% of our payroll-secured loan origination in 1Q08. The target for 2008 is to have 210 franchises in operation.

Call Centers

Call centers are a strategic tool for payroll-deducted loan origination and for retaining customers within the Bank's distribution network. Call centers are not only an additional channel; they also enable our network to branch out across the entire country. This channel provides the means to reach customers directly for loan origination and is also used for loan modification, purchase of debt from other banks and defense of our current portfolio. In 1Q08 this channel accounted for 10.4% of our payroll-deducted loan origination, a 1.7 percentage point increase from 4Q07.

Segmentation

Paraná Banco operates in the Corporate and Personal segments, offering loans and other financial products to these markets.

Our Corporate portfolio consists of surety bonds offered by J. Malucelli Seguradora and middle market loans offered by Paraná Banco.

The Personal segment consists primarily of payroll-secured loans. In this segment our franchises also offer loans to consumers to purchase durable goods through partnerships with large companies, and all channels offer credit cards to INSS pensioners.

Corporate Segment

Surety Bonds

Surety bonds are a financial product similar to bank guaranties, requiring us to analyze the credit risk of our customers and their performance capability. Leadership in the surety bond market since 1997 demonstrates our experience in granting these bonds.

Middle Market

In Q307 Paraná Banco launched its first platform for operation in the middle market. At March 31, 2008 the balance of our loan portfolio in this segment was R$ 104.0 million, or 7.9% of our total portfolio. Synergies with J Malucelli Seguradora, such as a shared customer base of 19,300 customers and expertise in credit analysis, will be used to drive the development of this segment. In 2008 Paraná Banco should launch a second platform to expand our operations in this market.

Middle market loan origination in 1Q08 amounted to R$ R$27.4 million. The slower growth in this segment was due to the smaller spreads in this market. Despite the limits established by the credit committee, Paraná Banco has concentrated its operations on payroll-secured loans to achieve greater return on assets, as part of our profit-focused strategy.

Payroll-secured loans

Payroll-secured loans are the main activity of Paraná Banco. To ensure profitability, the Bank maintains a low-risk customer base. Our portfolio of payroll-deducted loans to federal, state and municipal civil servants, private employees and INSS pensioners represented 92.1% of our total portfolio in 1Q08.

Paraná Banco has extensive expertise in this segment, as we were one of the pioneers of these types of loans. In addition, a wide spectrum of payroll-deducted lending agreements (700 at the end of March 2008) has placed the Bank in a privileged position in the market.

By operating under 700 different lending agreements, we dilute the regulatory, credit and competition risks of our operations. Most of our lending agreements are with State administrations, which accounted for 40.99% of our loan origination in the first quarter of 2008. This universe includes 18 States.

Payroll-Secured Credit Cards

In January 2008 the National Social Security Institute (INSS) instituted new rules for granting payroll-secured loans to pensioners, setting aside 10% of the loan margin for credit card loans. Paraná Banco holds an agreement with MasterCard that enables us to issue credit cards to our current customer base of over 180 thousand INSS pensioners. Our credit card operations began on March 27, 2008.

Takeover of J. Malucelli Seguradora

As described in the IPO prospectus, Paraná Banco bought back 100% of the shares in J. Malucelli Seguradora on January 15, 2008. On April 16 the Bank announced that SUSEP had approved the transfer of control.

On March 06, 2007 a share purchase and sale agreement was signed with Advent International under which Paraná Banco undertook to buy back 85% of the shares in J. Malucelli Seguradora, which had been transferred to Advent International in October 2005.

On August 31, 2007 a wholly owned subsidiary of the Bank acquired 800,622 common nominative shares and 2,570,418 preferred nominative shares in J. Malucelli Seguradora, or 55% of the company. Advent International, in turn, exercised its right to subscribe 2,760,784 preferred shares in the Bank, relating to the 1st subscription warrant, thus completing the 1st stage of the takeover process.

In the second stage, a fully owned subsidiary of the bank purchased 2,149,038 common shares and 1,643,382 preferred shares in J. Malucelli Seguradora. Advent International then exercised its right to subscribe 4,572,548 preferred shares in the Bank, relating to the 2nd subscription warrant, as a private capital increase, at the price established at the time of the IPO. Thus, with the approval of SUSEP, Paraná Banco acquired 100% of the shares in J Malucelli Seguradora.

J. Malucelli Seguradora

J. Malucelli Seguradora concentrates its operations in the surety bond market and has been the absolute leader in this market since 1997, with a 50% market share according to data published by SUSEP on December 31, 2007.

The acquisition of 100% of the shares in J. Malucelli Seguradora, announced on January 15, 2008, is an opportunity to increase the Bank's agreements for payroll-secured lending to the employees of private companies and to enhance our middle market loan portfolio. Other advantages include the close commercial relationship between J. Malucelli Seguradora and their 19,300 corporate customers and the fact that the Company has already determined the risk profile of these customers and knows their performance history, as surety bonds are also financial products.

Surety Bond Market

Net Written Premiums

Over recent years J. Malucelli Seguradora has led the surety bond market. According to data published by SUSEP, in December 2007 we had a 50% market share.

Claims – Market versus J. Malucelli Seguradora

The substantial increase in surety bond premiums from 2000 and 2007 has been accompanied by relatively low loss ratios.

Surety bond claims are claims for indemnities to be paid by the insurance company to the obligee under the surety bond when the principal enters into default. The loss ratio is the ratio of indemnities paid to premiums earned by the Insurance Company.

Digital Certification

On April 08 Paraná Banco announced that J Malucelli Seguradora had launched a Digital Certification tool for issuing insurance policies. 100% of our policies have since been issued digitally.

The great advantage of digital certification and digital signatures is greater efficiency in issuing policies, traceability and communication security.

With this tool, customers no longer need to come to our offices to take out policies, as they can receive them at their offices or wherever they are.

In addition to saving time and costs, the tool is also more environment-friendly, as paper forms are no longer needed for insurance policies and there are no more expenses on document photocopies for signature authentication at notaries.

J. Malucelli Resseguradora

Through our fully owned subsidiary J. Malucelli Participações em Seguros e Resseguros S/A, Paraná Banco applied for a permit from the Private Insurance Regulator (SUSEP) to create Brazil's first private capital Reinsurance company, J. Malucelli Resseguradora S/A.

The company will initially focus its activities on the Surety Bond market and seize the opportunities created by the opening of the Reinsurance market in Brazil.

Our decision to intensify our presence in the Insurance / Reinsurance market is mainly due to the possibility of seizing opportunities derived from the opening of the Reinsurance market and the end of the monopoly of IRB – Brasil Resseguros S/A in this sector.

Our strategy will be to (rather than submit to the market reserves created by the new regulations for this sector) take advantage of these reserves as an Onshore Reinsurance Company. J. Malucelli Resseguradora will begin its operations backed by 100% of the reinsurance premiums generated by J. Malucelli Seguradora, which represent 50% of the Surety Bond market in Brazil. J. Malucelli Seguradora has already paid the reinsurance companies it has worked with over the past years over R$ 470 million in Reinsurance premiums, which translates to about R$ 300 million in profit for these reinsurance companies. Part of this profit will now be retained by our Reinsurance company, which will, however, still maintain its partnerships with IRB and other offshore reinsurers, but for Retrocession (insurance of Reinsurance).

Financial Highlights

Income from Financial Operations

Income from financial operations (In R$ thousand)

	1Q07	1Q08	1Q07 x 1Q08	4Q07	4Q07 x 4Q08
Loans	60,233	75,706	25.7%	79,974	-5.3%
Securities	3,241	10,752	231.7%	15,475	-30.5%
Income from financial operations	63,474	86,458	36.2%	95,449	-9.4%

Income from financial operations grew 36.2% in 1Q08 compared to 1Q07, reflecting a substantial increase in our loan portfolio, as previously mentioned, and accelerated payroll-secured loan origination. Investing part of the funds derived from our going public has yielded additional financial earnings. Compared to 4Q07, income from financial operations decreased 9.4% due to the seasonality of the personal loan portfolio, which increases significantly in the last quarter because of the year-end shopping spree. Additionally, there was also a temporary interruption in INSS system operation, which decreased loan origination under the INSS agreement during 1Q08.

Revenue from loans specifically increased 25.7% compared to 1Q07. This increase clearly reflects the growth of our loan portfolio and the acceleration of loan origination, as in 1Q07 a substantial part of our revenue was derived from loan assignments. Following the IPO, and with a strengthened capital structure, these transactions have not been made this quarter. Compared to 4Q07, loan transactions decreased 5.3%.

Securities income

Our securities portfolio is classified as 'Available for Sale', and in March 2008 amounted to R$ 290.2 million.

Expenses from financial operations

Expenses from financial operations increased 21.2% compared to 1Q07 owing to the increase in funding. Deposits increased 41.5% and now account for 95.1% of our funding sources, thereby reducing operating costs. In relation to 4Q07, this item decreased 0.9% owing to the significant improvement in the results of the Treasury.

The increase in allowance for doubtful loans is basically due to the 81.4% increase in our total loan portfolio from 1Q07 to 1Q08, but was mitigated by the improved quality of our loan portfolio, in which the proportion of loans classified as D and H decreased from 5.1% in 1Q07 to 3.9% at the end of the first quarter of 2008, demonstrating the Bank's operating efficiency. While our total loan portfolio increased 81.4% from 1Q07 to 1Q08, our allowance for doubtful loans increased only 48.4% over the same period, reflecting continual improvement of the quality of our portfolio.

Expenses from financial operations (in R$ thousand)

	1Q07	1Q08	1Q07 x 1Q08	4Q07	4Q07 x 4Q08
Deposits, money market and interbank funds	(17,471)	(24,122)	38.1%	(23,891)	1.0%
Derivative financial instruments	(4,609)	(960)	-79.2%	(1,869)	-48.6%
Allowance for doubtful loans	(6,204)	(9,204)	48.4%	(8,820)	4.4%
Expenses from financial operations	(28,284)	(34,286)	21.2%	(34,580)	0.9%

Net income from financial operations

Our net income from financial operations after allowance for doubtful loans was R$ 52.2 million, a 48.3% increase from 1Q07, owing primarily to the increase in our loan portfolio. Compared to 4Q07, our net income from financial operations decreased 14.3%.

The reduction in loan assignments reduced our financial operations margin; however, our margin remains in-line with the growth trend experienced over recent periods.

Net income

Net income for 1Q08 increased 132.2% from the pro-forma net income for Q107 as a result of the substantial expansion of our loan portfolio and the relatively small increase in operating expenses in relation to the growth of income from financial operations. Compared to 4Q07, net income fell 34.6%; however, 4Q07 was impacted by the tax benefit for distribution of interest on own capital for the entire financial year 2007, in the amount of R$ 10.4 million. In 2008 distribution of interest on own capital will be done on a quarterly basis to dilute the impact of the tax benefit throughout the year.

Capital Adequacy Index - Basel

In March 2008 the Bank's capital adequacy index achieved 61.7%, compared to 61.5% in 4Q07.

This increase is due to the capital inflow of R$ 529.2 million derived from the IPO. Since the IPO, this index has consistently improved towards our strategic target of 20%, following the growth of the Bank's activities. The Central Bank requires a minimum of 11%.

Ratings

STANDARD & POOR'S	RISKbank	SR Rating	rating
Rating / Classificação	Índice / Classificação	Rating / Classificação	Rating
brBBB+ Baixo Risco de Crédito	10,87 Baixo Risco para médio prazo	brA- Baixo Risco de Crédito	A- Baixo Risco de Crédito
Fevereiro 2008	Abril 2008	Novembro 2007	Março 2008

Independent Auditors

Pursuant to CVM Directive 381, the Bank and its subsidiaries have not retained the services of KPMG Auditores Independentes for any purpose other than independent audits. The policy adopted complies with the principles that sustain the auditor's independence, in accordance with internationally accepted standards, which mainly determine that the auditor should not audit its own work, perform managerial duties for its client or pursue its own interests.

Acknowledgements

We wish to express our thanks to our shareholders, customers and business partners for the confidence they have demonstrated throughout the years, and to our Executives, Directors and employees for their efforts, competence, loyalty and dedication in face of past and future challenges.

JOEL MALUCELLI
Chairman of the Board of Directors

OUR STRONG POINTS

Our main competitive edges, upon which we intend to base our strategic goals, are:

- ✓ Leadership in Markets with Substantial Growth Potential
- ✓ Greater Efficiency and Profitability
- ✓ High Loan Origination Capacity
- ✓ Broad and Diverse Base of Accredited Employers
- ✓ Business Innovation and Experienced Management
- ✓ Institutional Support of J. Malucelli Group.

OUR STRATEGY

We intend to expand our portfolio of payroll-secured loans, preserving our excellent profitability and taking advantages of new opportunities for growth. To achieve this, we will look to implement the following strategies:

- ✓ Increase Penetration in our Current Base of Accredited Employers
- ✓ Continuously Expand our Payroll-Secured Loans Operation
- ✓ Consolidate the Franchise with a new Sales Channel Model
- ✓ Maintain and Expand our Profitability
- ✓ Intensify Synergies between the Bank and the Insurer.

JUDICIAL AND ADMINISTRATIVE CONTINGENCIES

The Bank is party to judicial and administrative proceedings involving civil, tax and labor claims, arising out of the normal course of business. As of March 31, 2008, the amount involved in proceedings in which the chance of defeat has been rated as possible or remote amounted to approximately R$ 9.6 million, where R$ 6.7 million is related to civil claims, R$ 2.2 million to tax claims and R$ 0.7 million to labor claims. As of March 31, 2008 the balance of provisions for cases in which the chance of defeat has been rated as probable was R$ 6.2 million.

We do not believe that there are any existing judicial or administrative contingencies which if ruled against the company could separately or in conjunction with other contingencies materially compromise our activities, financial situation or operating income.

We believe we have substantially complied with all applicable central bank regulations, and are not party to administrative proceedings before this authority.

SHAREHOLDERS WITH OVER 5% OF SHARES IN EACH TYPE AND CLASS

SHAREHOLDINGS OF OVER 5% OF THE SHARES OF EACH TYPE AND CLASS IN THE COMPANY, INCLUDING THOSE OF INDIVIDUALS.

Company: Paraná Banco S/A — **Position at 03/31/08 (in thousands of shares)**

Shareholder	Common Shares		Preferred shares		Total	
	Quantity	%	Quantity	%	Quantity	%
J Malucelli Holding S.A	41,061	67.7	3,659	7.2	44,720	40.2
R&S Malucelli Adm. Partc. Ltda.	5,957	9.8	531	1.0	6,488	5.8
Jorge Nacli Neto	6,048	10.0	539	1.1	6,587	5.9
UBS AG London Branch [1]	-	-	11,634	23.0	11,634	10.5
Banco de Investimento Credit Suisse Brasil S.A.	-	-	4,930	9.8	4,930	4.4
Smallcap World Fund Inc	-	-	3,455	5.8	3,455	3.2
Fors Holding S.A	-	-	2,761	14.5	2,761	6.6
Treasury stock	-	-	2,470	4.8	2,470	2.2
Others	7,534	12.5	18,452	29.8	25,986	21.2
Total	**60,600**	**100**	**50,533**	**100**	**111,133**	**100**

(1) Domiciled overseas.

DISTRIBUTION OF SHARE CAPITAL IN OUR CORPORATE SHAREHOLDER (COMPANY SHAREHOLDER), INCLUDING THOSE OF INDIVIDUALS

Name: J Malucelli Holding S.A — **Position at 03/31/08 (shares)**

Shareholder / Quota holder	Common Shares / Shares		Preferred shares / Shares		Total	
	Quantity	%	Quantity	%	Quantity	%
Joel Malucelli	46,882,208	50.2	-	-	46,882,208	50.2
Alexandre Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Monica Malucelli do Amaral	7,813,637	8.3	-	-	7,813,637	8.3
Cristiano Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Paola Malucelli de Arruda	7,813,637	8.3	-	-	7,813,637	8.3
Julia Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Gabriel Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Total	**93,764,030**	**100**	-	**100**	**93,764,030**	**100**

DISTRIBUTION OF SHARE CAPITAL IN OUR CORPORATE SHAREHOLDER (COMPANY SHAREHOLDER), INCLUDING THOSE OF INDIVIDUALS

Name: R&S Malucelli Administração e Participação Ltda. — **Position at 03/31/08 (shares)**

Shareholder / Quota holder	Common Shares / Quotas		Preferred shares / Quotas		Total	
	Quantity	%	Quantity	%	Quantity	%
Rosaldo Malucelli	14,250,000	50	-	-	14,250,000	50
Sara Maria Alves Malucelli	14,250,000	50	-	-	14,250,000	50
Total	**28,500,000**	**100**	-	-	**28,500,000**	**100**

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

DISTRIBUTION OF SHARE CAPITAL IN OUR CORPORATE SHAREHOLDER (COMPANY SHAREHOLDER), INCLUDING THOSE OF INDIVIDUALS

Name: Fors Holding S.A. — **Position at 03/31/08 (shares)**

Shareholder / Quota holder	Common Shares / Quotas		Preferred shares / Quotas		Total	
	Quantity	%	Quantity	%	Quantity	%
Equity Investment Fund – Financial Institutions and Insurers	39,042,074	99.7	-	-	39,042,074	99.7
Mário Salles Oliveira Malta Neto	1	0.1	-	-	1	0.1
Luiz Antonio Rodrigues Alves Filho	1	0.1	-	-	1	0.1
Newton Maia Salomão Alves	1	0.1	-	-	1	0.1
Total	**39,042,077**	**100**	-	-	**39,042,077**	**100**

Shareholdings of controlling shareholders, managers and free float

CONSOLIDATED SHAREHOLDINGS OF CONTROLLING SHAREHOLDERS MANAGERS AND OUTSTANDING SHARES

Position at 03/31/08

Shareholder	Number of Common Shares (shares)	%	Number of Preferred Shares (shares)	%	Total Number of Shares (shares)	%
Controlling Shareholder	41,061,061	67.7	5,181,763	10.3	46,242,824	40.2
Managers						
Board of Directors	7,593,153	12.5	676,618	1.3	8,269,771	7.4
Executive Board	1,365,075	2.3	121,641	0.3	1,486,716	1.3
Fiscal Council	-	-	-	-	-	-
Shares Held in Treasury	-	-	2,467,700	4.8	2,467,700	2.2
Other Shareholders	12,125,982	20.0	42,083,610	83.3	54,209,592	48.9
Total	60,600,000	**100**	50,533,332	**100**	111,133,332	**100**
Oustanding shares	10,580,711	17.6	42,083,610	83.3	54,209,592	48.9

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Fiscal Council

As per the minutes of the 31st AGM, on March 14 this year the Fiscal Council was convened. Márcio Luciano Mancini, Yoshihiro Sakagami and Luiz Roberto Castiglione de Lima were appointed as serving members of the Council and Maurício Alvarez da Silva was appointed as an alternate.

According to article 161 et seq. of Brazilian Corporation Law, the Fiscal Council is independent of Company management and the independent auditors. The Fiscal Council chief responsibilities consist of auditing management activities, reviewing the company's financial statements and reporting their conclusions to the shareholders.

Independent auditors' review report

To
The Board of Directors and Shareholders
Paraná Banco S.A.
Curitiba - PR

1. We have reviewed the Quarterly Information (ITR) of Paraná Banco S.A. referring to the quarter ended March 31, 2008, consisting of the balance sheet, statement of income, performance report and accompanying notes, which are the responsibility of its management.

2. Our review was conducted in accordance with the specific rules established by the IBRACON - Brazilian Institute of Accountants and the Federal Accounting Council (CFC) and consisted mainly of: (a) inquiries and discussion with the management responsible for the accounting, financial and operating departments of the Bank with respect to the main criteria adopted to prepare the quarterly information and (b) a review of the information and subsequent events that had or may have a material effect on the financial situation and operations of the Bank.

3. Based on our special review we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with the rules established by the Brazilian Securities Exchange Commission (CVM) that apply to the preparation of the Quarterly Information, including the Market Notice published January 14, 2008.

4. As mentioned in note 23.g, Law 11638 was enacted on December 28, 2007, and came into force on January 01, 2008. This Law amended, revoked and introduced new provisions into Law 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although this law has come into force, the main amendments it has introduced are subject to validation by the regulatory authorities before they apply in full to companies. During this period of transition, the CVM issued a Market Notice on January 14, 2008 exempting companies from the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). The information in the ITR for the quarter ended March 31, 2008 has therefore been prepared in accordance with the specific instructions of the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

April 23, 2008

KPMG Auditores Independentes
CRC SP014428/O-6-F-PR

Carlos Eduardo Munhoz
Accountant CRC SP138600/O-7-S-PR

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
FINANCIAL INSTITUTION

March 31, 2008 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

TABLE OF CONTENTS

Quadros.excel.xls

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007 Brazilian Corporate Law

RECEIVED
2008 JUN 25 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99
4 - NIRE (Corporate Registry ID)		
41300002169		

01.02 – HEAD OFFICE

1 - ADDRESS			2 - DISTRICT	
Rua Visconde de Nacar, 1441			Centro	
3 - ZIP CODE	4 – CITY			5 - STATE
80410-201	Curitiba			PR
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
0041	3351-9899	3351-5560	3351-5562	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
0041	3351-9899	3351-5565	-	
15 - E-MAIL				
hilariomw@jmalucelli.com.br				

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME				
Luis Cesar Miara				
2 - ADDRESS			3 - DISTRICT	
Av. Visconde de Nacar, 1441 – 1º andar			Centro	
4 - ZIP CODE	5 - CITY			6 - STATE
80410-201	Curitiba			PR
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
0041	3351-9914	3351-9899	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
0041	3351-9899	-	-	
15 - E-MAIL				
miara@paranabanco.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	2	4/1/2007	6/30/2007	1	1/1/2007	3/31/2007
09 - INDEPENDENT AUDITOR KPMG Auditores Independentes					10 - CVM CODE 00418-9		
11. TECHNICIAN IN CHARGE Carlos Eduardo Munhoz					12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 012.345.888-97		

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR June 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.05 – CAPITAL STOCK

Number of Shares (in units)	1 – CURRENT QUARTER 6/30/2007	2 – PREVIOUS QUARTER 3/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2006
Paid-up Capital			
1 - Common	60,600,000	132,000,000	100,000,000
2 - Preferred	43,200,000	0	0
3 - Total	103,800,000	132,000,000	100,000,000
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Financial Institution
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 1240 – Banks
5 - MAIN ACTIVITY Multiple Bank with Loan, Financing and Investment Portfolio
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (In units)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	6/18/2007	661,200	529,200	Public Subscription	37,800,000	14.0000000000
02	2/28/2007	132,000	32,000	Capital Reserve	32,000,000	1.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
8/8/2007	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR — June 30, 2007 — Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1	Total Assets	1,337,483	753,339
1.01	Current Assets	948,266	422,413
1.01.01	Cash and Cash Equivalents	99	124
1.01.02	Interbank Investments	41,281	106,830
1.01.02.01	Investments in Open Market	40,074	56,008
1.01.02.02	Investments in Interbank Deposits	1,207	50,822
1.01.03	Securities	575,260	46,921
1.01.03.01	Own Portfolio	541,227	12,391
1.01.03.02	Linked to Repurchase Commitment	34,033	34,530
1.01.04	Interbank Accounts	441	417
1.01.04.01	Payables and Receivables to be Settled	396	417
1.01.04.02	Deposits at the Central Bank	45	0
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	299,727	262,594
1.01.06.01	Loan Operations – Private Sector	323,689	284,906
1.01.06.02	Provision for Loan Operations Losses	(23,962)	(22,312)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	9,026	5,420
1.01.08.01	Income Receivable	2	0
1.01.08.02	Sundry	9,024	5,420
1.01.09	Other Assets	22,432	107
1.01.09.01	Other Assets	104	113
1.01.09.02	Provision for Depreciation of Other Assets	(24)	(24)
1.01.09.03	Prepaid Expenses	22,352	18
1.02	Noncurrent Assets	367,230	310,186
1.02.01	Interbank Investments	0	0
1.02.02	Securities	77,402	85,311
1.02.02.01	Own Portfolio	77,402	85,311
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	263,825	218,770
1.02.05.01	Loan Operations – Private Sector	266,176	220,775
1.02.05.02	Provision for Loan Operations Losses	(2,351)	(2,005)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	7,631	6,105
1.02.07.01	Income Receivable	0	2
1.02.07.02	Sundry	7,631	6,103
1.02.08	Other Assets	18,372	0
1.02.08.01	Prepaid Expenses	18,372	0
1.03	Permanent Assets	21,987	20,740
1.03.01	Investments	18,884	17,792

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR — June 30, 2007 — Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	18,529	17,493
1.03.01.03	Interest in Direct and Indirect Associated Companies	0	0
1.03.01.04	Other Investments	372	316
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Property and Equipment	2,667	2,542
1.03.02.01	Land and Buildings in Use	1,867	1,867
1.03.02.02	Other Property and Equipment	2,660	2,488
1.03.02.03	Accumulated Depreciation	(1,860)	(1,813)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	436	406
1.03.05.01	Amortization and Expansion Expenses	823	776
1.03.05.02	Accumulated Amortization	(387)	(370)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total Liabilities	1,337,483	753,339
2.01	Current Liabilities	422,632	424,635
2.01.01	Deposits	286,402	291,939
2.01.01.01	Demand Deposits	2,223	2,046
2.01.01.02	Interbank Deposits	37,323	25,852
2.01.01.03	Time Deposits	246,832	264,038
2.01.01.04	Other Deposits	24	3
2.01.02	Funds Obtained in Open Market	33,918	34,403
2.01.02.01	Own Portfolio	33,918	34,403
2.01.03	Exchange Acceptances and Issuance of Securities	22,853	36,441
2.01.03.01	Securities Issued Abroad	22,853	36,441
2.01.04	Interbank Accounts	907	917
2.01.04.01	Receivables and Payables to be Settled	907	917
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the country	0	0
2.01.08	Onlending abroad	0	0
2.01.09	Other Liabilities	78,552	60,935
2.01.09.01	Collection and Payment of Taxes	362	268
2.01.09.02	Social and Statutory	284	9
2.01.09.03	Tax and Social Security	22,839	13,840
2.01.09.04	Sundry	50,617	40,855
2.01.09.05	Derivative Financial Instruments	4,450	5,963
2.02	Noncurrent Liabilities	213,645	177,595
2.02.01	Deposits	151,556	118,402
2.02.01.01	Interbank Deposits	6,058	0
2.02.01.02	Time Deposits	145,498	118,402
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	48,655	52,374
2.02.03.01	Securities Issued Abroad	48,655	52,374
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the country	0	0
2.02.08	Onlending abroad	0	0
2.02.09	Other Liabilities	13,434	6,819
2.02.09.01	Tax and Social Security	4,602	1,591
2.02.09.02	Sundry	4,372	2,825
2.02.09.03	Derivative Financial Instruments	4,460	2,403
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	701,206	151,109

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2.05.01	Paid-In Capital Stock	661,200	132,000
2.05.01.01	Domiciled in the Country	211,891	100,000
2.05.01.02	Domiciled Abroad	449,309	0
2.05.01.03	Capital Increase	0	32,000
2.05.02	Capital Reserve	177	123
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	35,686	2,307
2.05.04.01	Legal	2,959	2,307
2.05.04.02	Statutory	32,727	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(5)	(4)
2.05.06	Retained Earnings/Accrued Losses	4,148	16,683

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6-1/1/2006 to 6/30/2006
3.01	Revenues from Financial Intermediation	65,101	137,023	64,274	113,403
3.01.01	Loan Operations	54,577	119,418	58,977	106,589
3.01.02	Income from Securities Operation	10,524	17,605	5,297	6,814
3.02	Financial Intermediation Expenses	(27,544)	(50,757)	(25,446)	(47,807)
3.02.01	Funds Obtained in the Market Operations	(14,288)	(27,844)	(16,800)	(31,741)
3.02.02	Income from Derivative Financial Instruments	(5,292)	(9,901)	(4,580)	(7,195)
3.02.03	Provision for Loan Losses	(7,964)	(13,012)	(4,066)	(8,871)
3.03	Gross Income from Financial Intermediation	37,557	86,266	38,828	65,596
3.04	Other Operation Revenues/Expenses	(43,642)	(67,717)	(19,564)	(32,598)
3.04.01	Fee and Commission Income	2,648	5,064	2,421	6,152
3.04.02	Personnel Expenses	(3,033)	(5,273)	(1,942)	(3,501)
3.04.03	Other Administrative Expenses	(42,149)	(63,970)	(20,090)	(36,282)
3.04.04	Tax Expenses	(3,329)	(6,776)	(3,047)	(5,398)
3.04.05	Other Operating Revenues	3,779	6,108	2,323	4,813
3.04.06	Other Operating Expenses	(2,594)	(4,697)	(259)	(582)
3.04.07	Equity in Earnings of Subsidiaries	1,036	1,827	1,030	2,200
3.05	Operating Income	(6,085)	18,549	19,264	32,998
3.06	Nonoperating Income	41	53	49	53
3.06.01	Revenues	41	53	49	53
3.06.02	Expenses	0	0	0	0
3.07	Income Before Taxation/Interests	(6,044)	18,602	19,313	33,051
3.08	Provision for Income Tax and Social Contribution	(5,539)	(14,479)	(6,558)	(11,214)
3.08.01	Current Income Tax	(4,053)	(10,624)	(4,813)	(8,201)
3.08.02	Current Social Contribution	(1,486)	(3,855)	(1,745)	(3,013)
3.09	Deferred Income Tax	7,920	8,897	(4)	828
3.10	Statutory Interest/Contributions	0	0	0	0
3.10.01	Interest	0	0	0	0

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.13	Income/Loss for the Period	(3,663)	13,020	12,751	22,665
	NUMBER OF SHARES, EX-TREASURY (In Units)	103,800,000	103,800,000	100,000,000	100,000,000
	EARNINGS PER SHARE (In Reais)		0.12543	0.12751	0.22665
	LOSS PER SHARE (In Reais)	(0.03529)			

1 Operations

Paraná Banco S.A. ("Bank") is a multiple bank whose core activity is to borrow and lend money and conduct accessory operations inherent to the commercial and loan portfolios, financing and investment portfolios and credit card management portfolio.

2 Presentation of the financial statements

The Bank's financial statements and the consolidated financial statements, which embrace the financial statements of the Bank, of its subsidiaries and of the Paraná Banco I Receivables Securitization Fund and of the Paraná Banco II Receivables Securitization Fund ("FIDCs") were prepared based on the accounting practices deriving from Brazilian corporation law, associated with the regulations and instructions of the Brazilian National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Securities and Exchange Commission of Brazil ("CVM").

To produce the consolidated financial statements we eliminated interests held by one company in the other, the balances of the financial accounts, revenues, expenses and unrealized earnings between companies. Minority interests in the shareholders' equity and in the result of subsidiaries were presented separately in the consolidated balance sheet and in the consolidated income for the quarter, respectively, where applicable.

We highlight the main companies included in the consolidated and the interest held by the Bank:

	June 30, 2007			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
Tresor Holdings S.A. (a)	10,933	52	1,017	100.00
Paraná Administradora de Consórcio Ltda. (b)	379	130	19	99.99
J. Malucelli Vida e Previdência S.A. (c)	7,400	-	-	99.99
Receivables Securitization Funds				
Paraná Banco I Receivables Securitization Fund (d)	158,354	42	(676)	26.73
Paraná Banco II Receivables Securitization Fund (d)	134,196	43	176	22.17

	March 31, 2007			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
Tresor Holdings S.A. (a)	9,922	59	594	100.00
Paraná Administradora de Consórcio Ltda. (b)	372	142	6	99.99
J. Malucelli Vida e Previdência S.A. (c)	7,400	-	-	99.99
Receivables Securitization Funds				
Paraná Banco I Receivables Securitization Fund (d)	152,068	44	7,300	26.73
Paraná Banco II Receivables Securitization Fund (d)	129,801	39	1,353	22.17

	June 30, 2006			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. (e)	2,838	257	23	99.99
Tresor Holdings S.A. (a)	37,612	779	1,071	100.00
Paraná Administradora de Consórcio Ltda. (d)	274	64	(80)	99.99

	March 31, 2006			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. (e)	2,767	244	226	99.99
Tresor Holdings S.A. (a)	36,202	440	876	100.00

(a) Holding company of investment in the indirect associated company J. Malucelli Seguradora S.A.

(b) Investment acquired on April 4, 2006; the company is currently idle.

(c) Company organized on October 17, 2006, which is currently under phase of prior authorization, subject to the final approval to operate by the Superintendence of Private Insurance – SUSEP.

(d) Interest represented by 100% of the FIDCs subordinated quotas, which were consolidated for the purposes of presentation in these financial statements, pursuant to CVM Instruction 408 and interpretation contained in the Directive Release CVM/SNC/SEP 01/2007. Therefore, unrealized earnings relative to the Bank's assignment of loan to FIDCs were eliminated in the consolidated, as shown in the reconciliation below. These FIDCs were consolidated since the Bank exercises operating control over the loans assigned to the Funds.

The portions of shareholders' equity and income for the quarter corresponding to interest held by third-parties in the FIDCs, in the amounts of R$217,212 and R$6,952 (no balances were recorded on June 30, 2006), respectively, are presented under time deposits and expenses related to capital raised in the market, respectively.

(e) New corporate name of the formerly J. Malucelli Corretora de Valores Ltda.; it operates substantially in the management of investment funds. This company was sold on February 16, 2007 to the Bank's shareholders by the book value of R$2,650; therefore, no result was verified in this transaction.

The reconciliation of shareholders' equity, as of June 30 and March 31, 2007 and 2006 and of net income for quarters ended on those dates presented at the Bank and consolidated financial statements, is presented as follows:

	June 30, 2007		June 30, 2006	
	Shareholders' Equity	Net Income for the quarter	Shareholders' Equity	Net Income for the quarter
Bank	701,206	(3,663)	122,822	12,751
Unrealized earnings with FIDCs, net of taxes	(11,125)	8,632	-	-
Other adjustments	-	-	(500)	(584)
Consolidated	690,081	4,969	122,322	12,167

	March 31, 2007		March 31, 2006	
	Shareholders' Equity	Net Income for the quarter	Shareholders' Equity	Net Income for the quarter
Bank	151,109	16,683	110,040	9,914
Unrealized earnings with FIDCs, net of taxes	(16,502)	(8,803)	-	-
Consolidated	134,607	7,880	110,040	9,914

3 Description of significant accounting policies

a. *Statement of income*

Income and expenses are recognized on the accrual basis.

As of the second quarter of 2007, expenses related to commissions due to mediation of loan operations and agency fees or business introduction, are recognized in the result based on the duration of loan operation agreements. The balances of deferred commissions are recorded in prepaid expenses. See note 3.m regarding the change of accounting practices.

b. *Accounting estimates*

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the allowance for doubtful loans, deferred income tax assets, provision for contingencies and marked-to-market securities. The settlement of transactions involving these estimates may differ from the estimated amounts due to lack of precision inherent to the process of their determination. The Management reviews the estimates and assumptions at least monthly.

c. *Interbank funds invested*

Recorded at the investment or acquisition cost plus the return obtained up to the balance sheet date, net of the provision for adjustment to market value, where applicable.

d. *Securities and derivative financial instruments*

As provided for in the Brazilian Central Bank Circular no. 3068, issued on November 8, 2001, securities classified as "securities available for sale" are stated at cost, plus the return obtained up to the balance sheet date, and adjusted by their respective market value, net of taxes, in contra account to the shareholders' equity account named "Market value adjustments – Securities".

As provided for in BACEN Circular no. 3082, issued on January 30, 2002, the derivative financial instruments were stated at their market values and their gains or losses was recorded in the statement of income.

e. Loans, time deposits, interbank deposits and other assets and liabilities

Transactions subject to predetermined remuneration rates are recorded at redemption value, and revenues and expenses corresponding to future periods are recorded in write down account of respective assets and liabilities. Transactions subject to floating rates are restated up to the balance sheet date. Regardless of their level of risk, income from loans more than 60 days overdue is only recorded as revenue when effectively received. Income from loan assignments, with or without coobligation, is recognized in full in the statement of income for the year at the time of assignment, as required by BACEN. In the Consolidated, the loan assignments to FIDCs are still recorded in loan operations and the respective returns are recognized *pro-rata temporis* up to the balance sheet date.

f. Allowance for doubtful loans

The provision for loan losses has been made to an amount compatible with the overall credit risk assessment, in accordance with Management analysis and regulations issued by the Brazilian Central Bank, which stipulates the creation of nine risk levels, AA (minimum risk) and H (loss), and minimum provision percentages for each level.

Operations classified as level H remain classified as such for 6 months, when they are then written off against the existing provision and are controlled, for five years, in memorandum accounts and are no longer recorded in balance sheet accounts. The renegotiated operations are retained, at a minimum, at the same level at which they were classified. The renegotiations of loans that had been written off against the provision and which were included in memorandum accounts are classified as H and any gains arising from the renegotiations are only recognized as income when actually received. The allowance for doubtful loans, considered sufficient by Management, meets the minimum requirements established by the aforementioned resolution.

g. *Investments*

Investments in subsidiaries and associated companies are accounted for using the equity method of accounting. Other investments are recorded at cost, and adjusted by a provision for losses.

h. *Property, plant and equipment*

Stated at acquisition cost net of accumulated depreciation. Depreciation was calculated using the straight-line method, applying the following annual rates: 4% for property for own use; 10% for fixtures, fittings, communication and security systems, and 20% for data processing systems.

i. *Provision for income and social contribution taxes*

The provision for income tax was calculated using a rate of 15% of taxable income, plus a surcharge of 10% on taxable income in excess of R$240. The social contribution tax was calculated using a rate of 9% of income before tax, adjusted according to current legislation.

The income and social contribution taxes on timing differences are included in "Other receivables – Sundry", and "Other liabilities – Tax and social security" reflected in the net income for the quarter, or, where applicable, in the shareholders' equity.

j. *Foreign currency operations balances*

Recorded at rates ruling at the balance sheet date.

k. *Provisions*

A provision is recognized in the balance sheet when the Bank or its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk involved.

l. Statements of cash flows

The Bank is presenting as additional information, the statements of cash flows prepared in accordance with NPC 20 – Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

m. Change in accounting practice

The Management of the Bank voluntarily decided to change the accounting practice for the recording of commissions incurring on raising of loan under the category of payroll-deductible personal loan; the Management understood that this change will result in a better presentation of its financial statements, and will also provide an alignment with the international accounting rules, which will be adopted by the Brazilian financial institutions as of 2010, and allow the comparison with most of similar-sized banks and publicly-held banks. The Bank recorded these commissions in full in the result, upon the confirmation of the loan operation, and started to record commissions in the result based on the duration of loans. We present below a summary of the accounts of the balance sheet and of the statement of income, taking into account the balances adjusted to the main accounts, should the change in accounting practice have occurred in previous periods:

Bank	2007		
	Quarter ended March 31	Quarter ended June 30	Six-Month Period ended June 30
Balance sheet			
Assets – current	439,881	948,266	
Assets – long-term	324,548	367,230	
Assets – permanent	20,740	21,987	
Total Assets	785,169	1,337,483	
Liabilities – current	432,070	422,632	
Liabilities – long-term	180,982	213,645	
Shareholders' Equity	172,117	701,206	
Total Liabilities	785,169	1,337,483	
Statement of income			
Gross income from financial intermediation	48,709	37,557	86,266
Other operating revenues (expenses)	(29,375)	(38,342)	(67,717)
Non-operating income	12	41	53
Provision for deferred income tax and social contribution	(14,057)	(422)	(14,479)
Deferred income tax	7,896	1,001	8,897
Income (loss) for the six-month period	13,185	(165)	13,020
Net Income (loss) per share – R$	0.09989	(0.00159)	0.12543

Reconciliation of net income (loss)

Net income (loss) according to previous accounting practice	16,683	(6,028)	10,655
Effect of the deferred commissions	(5,300)	8,884	3,584
Effect of the income tax and social contribution	1,802	(3,021)	(1,219)
Net income (loss) according to current accounting practice	13,185	(165)	13,020

Bank

	2006		
Statement of income	**Quarter ended March 31**	**Quarter ended June 30**	**Six-Month Period ended June 30**
Gross income from financial intermediation	26,768	38,828	65,596
Other operating revenues (expenses)	(13,270)	(13,616)	(26,886)
Non-operating income	4	49	53
Provision for income tax and social contribution	(7,153)	(10,110)	(17,263)
Deferred income tax	3,409	1,526	4,935
Income (Loss) for the six-month period	9,758	16,677	26,435
Net income (loss) per share – R$	0.19516	0.16677	0.26435
Net income (loss) according to previous accounting practice	9,914	12,751	22,665
Effect of the deferred commissions	(236)	5,948	5,712
Effect of the income tax and social contribution	80	(2,022)	(1,942)
Net income (loss) according to current accounting practice	9,758	16,677	26,435

Consolidated	2007		
	Quarter ended March 31	Quarter ended June 30	Six-Month Period ended June 30
Balance sheet			
Assets – current	602,311	1,076,339	
Assets – long-term	372,306	453,235	
Assets – permanent	12,209	13,432	
Total Assets	986,826	1,543,006	
Liabilities – current	492,805	531,184	
Liabilities – long-term	327,513	321,741	
Shareholders' equity	166,508	690,081	
Total liabilities	986,826	1,543,006	
Statement of income			
Gross income from financial intermediation	35,190	36,720	71,910
Other operating revenues (expenses) **(a)**	(18,144)	(37,002)	(55,146)
Non-operating income	11	41	52
Provision for income tax and social contribution	(10,996)	(3,633)	(14,629)
Deferred income tax	5,511	5,151	10,662
Income (loss) for the six-month period	11,572	1,277	12,849

Reconciliation of net income (loss)

Net income (loss) according to previous accounting practice	7,880	(6,567)	1,313
Effect of the deferred commissions	5,593	10,467	16,060
Effect of the income tax and social contribution	(1,901)	(2,623)	(4,524)
Net income (loss) according to current accounting practice	11,572	1,277	12,849

Consolidated

	2006		
Statement of income	**Quarter ended March 31**	**Quarter ended June 30**	**Six-Month Period ended June 30**
Gross income from financial intermediation	28,428	39,830	68,258
Other operating revenues (expenses)	(14,378)	(14,353)	(28,731)
Non-operating income	-	(455)	(455)
Provision for income tax and social contribution	(7,701)	(10,455)	(18,156)
Deferred income tax	3,409	1,526	4,935
Income (loss) for the six-month period	9,758	16,093	25,851
Reconciliation of net income (loss)			
Net income (loss) according to previous accounting practice	9,914	12,167	22,081
Effect of the deferred commissions	(236)	5,948	5,712
Effect of the income tax and social contribution	80	(2,022)	(1,942)
Net income (loss) according to current accounting practice	9,758	16,093	25,851

4 Cash and cash equivalents

On June 30, 2007, the consolidated includes R$7,400 (same balance on March 31, 2007) of indexed blocked funds, (not indexed up to January 26, 2007), deposited as part of the organization of J. Malucelli Vida e Previdência S.A., which awaits authorization by the regulatory body to start its activities.

5 Interbank funds invested

These refer to purchase and sale commitments and investments in interbank deposits, as follows:

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Purchase and sale commitments – Own portfolio position				
Financial Treasury Bills	40,074	56,008	43,175	70,907
Investment in Interbank deposits	1,207	50,822	1,207	50,822
Total	41,281	106,830	44,382	121,729

6 Securities and derivative financial instruments

a. Securities

Securities were classified as available for sale and are presented as follows:

	June 30, 2007						
Type of Security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	28,515	28,515	28,519	(4)
LTN (*)	-	514,861	-	-	514,861	514,861	-
FIDCs	-	7,552	18,814	48,887	75,253	75,253	-
Pegged to repurchase commitment							
LFT (*)	-	34,033	-	-	34,033	34,037	(4)
Total – Bank	-	556,446	18,814	77,402	652,662	652,670	(8)
Own portfolio							
LFT (*)	-	1,109	-	28,515	29,624	29,628	(4)
LTN (*)		514,861	-	-	514,861	514,861	-
Investment funds	6,939	-	-	-	6,939	6,939	-
Pegged to repurchase commitment							
Own portfolio	-	34,033	-	-	34,033	34,037	(4)
Total – Consolidated	6,939	550,003	-	28,515	585,457	585,465	(8)
Tax effects							3
Net adjustment to shareholders' equity – Bank and Consolidated							(5)

	March 31, 2007						
Type of security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	26,449	26,449	26,451	(2)
FIDCs	-	-	12,391	58,862	71,253	71,253	-
Pegged to repurchase commitment							
LFT (*)	-	34,530	-	-	34,530	34,534	(4)
Total – Bank	-	34,530	12,391	85,311	132,232	132,238	(6)
Own portfolio							
LFT (*)	-	-	1,077	26,449	27,526	27,528	(2)
Investment Funds	21,029	-	-	-	21,029	21,029	-
Pegged to repurchase commitment							
LFT (*)	-	34,530	-	-	34,530	34,534	(4)
Total – Consolidated	21,029	34,530	1,077	26,449	83,085	83,091	(6)
Tax effects							2
Net adjustment to shareholders' equity – Bank and Consolidated							(4)

(*) The market value of Brazilian government bonds are obtained using the rates published by ANDIMA - the National Association of Open Market Institutions.

b. Derivative financial instruments (Bank and Consolidated)

Derivative financial instruments portfolio comprised by swap contracts as of June 30 and March 31, 2007 was presented as follows:

June 30, 2007

	Memorandum accounts	On balance sheet - receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	42,742	-	-	-	-	-
Liabilities						
CDI (Interbank Deposit Certificate)	51,652	(4,450)	(4,460)	(8,910)	(8,139)	(771)

March 31, 2007

	Memorandum accounts	On balance sheet – receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	54,498	-	-	-	-	-
Liabilities						
CDI (Interbank Deposit Certificate)	62,864	(5,963)	(2,403)	(8,366)	(7,630)	(736)

Swap transactions were taken as partial hedge against exchange variation risks on securities obligations issued abroad through issuing fixed rate notes.

7 Loans and allowance for doubtful loans

a. Portfolio by type of loan

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Overdraft-secured check	273	316	273	316
Overdraft- secured account	1,253	863	1,253	863
Working capital	400	306	400	306
Personal loans in installments	568,153	486,971	821,586	703,772
Financing	17,282	14,427	17,282	14,427
Payroll-deductible loan -credit card (i)	2,504	2,798	2,504	2,798
Total	589,865	505,681	843,298	722,482

(i) Credit limit amount used in the revolving credit format.

b. Loan portfolio by maturity, customer type and economic activity

Bank

		Installments not yet due				2007	
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	June 30	March 31
Industry	-	31	-	-	-	31	-
Commerce	130	1,326	47	21	-	1,524	977
Individuals	79,729	70,780	171,646	232,252	33,903	588,310	504,704
Total - June 30	79,859	72,137	171,693	232,273	33,903	589,865	505,681
Total - March 31	72,064	63,655	149,187	196,263	24,512	505,681	

Consolidated

		Installments not yet due				2007	
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	June 30	March 31
Industry	-	31	-	-	-	31	-
Commerce	130	1,326	47	21	-	1,524	977
Individuals	82,435	113,152	273,681	338,572	33,903	841,743	721,505
Total - June 30	82,565	114,509	273,728	338,593	33,903	843,298	722,482
Total - March 31	73,119	97,703	229,790	297,358	24,512	722,482	

c. Loan portfolio by risk grade

June 30, 2007				Bank		Consolidated	
Level	Situation	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Normal		0.00%	-	-	-	-
A	Normal		0.50%	483,352	2,417	720,933	2,785
B	Normal		1.00%	7,469	75	12,546	125
	Overdue	From 15 to 30	1.00%	26,311	263	26,697	267
C	Normal		3.00%	17,023	511	19,701	591
	Overdue	From 31 to 60	3.00%	18,163	545	18,252	548
D	Normal		10.00%	740	74	3,731	373
	Overdue	From 61 to 90	10.00%	7,780	778	7,809	781
E	Normal		30.00%	335	100	1,560	468
	Overdue	From 91 to 120	30.00%	5,778	1,733	5,786	1,736
F	Normal		50.00%	91	45	785	393
	Overdue	From 121 to 150	50.00%	4,318	2,159	4,318	2,159
G	Normal		70.00%	85	60	657	460
	Overdue	From 151 to 180	70.00%	2,881	2,014	2,881	2,016
H	Normal		100.00%	911	911	3,014	3,014
	Overdue	More than 180	100.00%	14,628	14,628	14,628	14,628
	Total			589,865	26,313	843,298	30,344

March 31, 2007				Bank		Consolidated	
Level	Situation	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Normal		0.00%	-	-	-	-
A	Normal		0.50%	413,022	2,064	616,558	2,127
B	Normal		1.00%	5,587	56	12,273	123
	Overdue	From 15 to 30	1.00%	20,062	201	20,175	202
C	Normal		3.00%	13,224	397	16,366	491
	Overdue	From 31 to 60	3.00%	20,024	601	20,024	601
D	Normal		10.00%	357	36	1,345	135
	Overdue	From 61 to 90	10.00%	6,907	691	6,907	691
E	Normal		30.00%	221	66	935	280
	Overdue	From 91 to 120	30.00%	4,290	1,287	4,290	1,287
F	Normal		50.00%	192	96	692	346
	Overdue	From 121 to 150	50.00%	4,234	2,117	4,234	2,117
G	Normal		70.00%	99	69	798	558
	Overdue	From 151 to 180	70.00%	2,750	1,924	2,750	1,924
H	Normal		100.00%	916	916	1,339	1,339
	Overdue	More than 180	100.00%	13,796	13,796	13,796	13,796
	Total			505,681	24,317	722,482	26,017

d. Breakdown of allowance for doubtful loans

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Opening balance	24,317	24,024	26,018	24,569
Recording	7,964	5,048	10,331	6,204
Written off	(5,968)	(4,755)	(6,005)	(4,755)
Closing balance	26,313	24,317	30,344	26,018
Recovery of written off loans	1,001	848	1,001	848

e. Concentration of loans and credit risk

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Ten largest debtors	1,901	1,430	1,901	1,430
Percentage of the total loan portfolio	0.32%	0.28%	0.23%	0.20%
Next fifty largest debtors	5,281	4,427	5,281	4,427
Percentage of the total loan portfolio	0.90%	0.88%	0.63%	0.61%

f. Renegotiated loans

There were no renegotiated loans as of June 30 and March 31, 2007.

g. *Loan assignment*

By way of a loan assignment agreement with coobligation, the Bank assigned in the 1st quarter of 2007 to other financial institutions receivables deriving from financing awarded as payroll-deductible personal loans, to the amount of R$16,986, recording a gain of R$3,093, recorded as income from loans. Loans with co-obligation were not assigned in the 2nd quarter of 2007. As of June 30, 2007, the outstanding balance of these assignments was R$89,229 and on March 31, 2007, was R$118,258.

In 2007, by way of a loan assignment agreement without coobligation, the Bank also assigned to FIDC amounts deriving from financing awarded as payroll-deductible personal loans to the amount of R$78,841 in the 2nd quarter and R$114,084 in the 1st quarter, recording a gain of R$9,636 and R$17,956 respectively, recorded as income from loans. In the Consolidated, the portfolio assigned to FIDCs remains recorded under loan operations and the respective earnings are recognized *pro-rata temporis* up to the balance sheet date.

Loan assignment cooperation agreements were executed in 2005 with Banco Bradesco S.A. for a term of up to 5 years, amounting up to R$30,000 per month, providing the total does not exceed the amount of R$500,000. Such agreements were also executed with other financial institutions for varied terms, with a maximum amount of up to R$401,950. The unused balance available under these agreements as of June 30 and March 31, 2007 was R$606,936.

8 Other receivables – sundry

Current

	Bank 2007		Consolidated 2007	
	June 30	March 31	June 30	March 31
Deferred income and social contribution taxes	5,461	1,027	5,461	5,784
Prepaid income and social contribution taxes	1,400	1,718	5,241	1,719
Purchases billable – MasterCard (a)	426	251	426	251
Recoverable Taxes	-	-	1,623	978
Covenant Loans (b)	1,093	1,244	1,093	1,244
Sundry debtors – other institutions	352	869	352	869
Other loans	292	311	483	312
Total	9,024	5,420	14,679	11,157

(a) Refers to amounts receivable, by invoice issued to the credit card holders. This amount represents the total of the invoices in the month, the balance of which can be paid in full or to the minimum amount, in which case it is financed with revolving credit.

(b) Refers to amounts transferred by accredited bodies, corresponding to written off loan installments to be offset against amounts pending regularization stated in current liabilities.

Non current

	Bank 2007		Consolidated 2007	
	June 30	March 31	June 30	March 31
Deferred income and social contribution taxes	5,588	4,097	10,906	8,139
Judicial deposits	2,043	2,006	2,043	2,006
Dividends Receivable	-	-	610	610
Other	-	-	-	568
Total	7,631	6,103	13,559	11,323

9 Interest in domestic subsidiaries and associated company

	Bank			
	Tresor Holdings S.A. (a)	Paraná Administradora de Consórcio Ltda. (b)	J. Malucelli Vida e Previdência S.A. (c)	Total
As of June 30, 2007				
Information about subsidiaries				
Number of outstanding quotas/shares (in thousands)	39	13,212	7,400	
Shareholders' equity	10,881	249	7,400	
Net income for the six-month period	1,017	19	-	
Information about investments in subsidiaries				
Number of quotas/shares owned (in thousands)	39	13,211	7,399	
Percentage of interest	100.00%	99.99%	99.99%	
Breakdown of accounts				
Opening balances	9,864	230	7,399	17,493
Equity in operating earnings of subsidiaries	10,171	19	-	1,036
Balances of investments	10,881	249	7,399	18,529
Balances with the Bank				
Assets	42	374	-	
Revenues	-	11	-	
Main accounts in balance sheet and income statement				
Assets				
Cash and cash equivalents	42	1	7,400	
Financial investments	-	374	-	
Investment in associated company	9,971	-	-	
Other	920	4	-	
Liabilities	(52)	(130)	-	
Shareholders' equity	10,881	249	7,400	
Revenues	1,017	24	-	
Expenses	-	(5)	-	

(a) Holding company of the 15% investment in the indirect associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance company was calculated based on the financial statements as of June 30, 2007, where the main balances of this associated company on this date are: (1) number of shares held - 1,264,140 (2) shareholders' equity – R$66,472 (3) net income for the quarter - R$4,840 (4) investment value - R$9,971 and (5) equity in earnings of subsidiaries- R$

(b) Investment acquired on April 4, 2006; the company is idle.

(c) Company incorporated on October 17, 2006; at the preliminary authorization phase, its operations are subject to final approval by the Superintendence of Private Insurance – SUSEP.

	Bank			
	Tresor Holdings S.A. (a)	J. Malucelli DTVM Ltda. (b)	Paraná Administradora de Consórcio Ltda. (c)	Total
As of June 30, 2006				
Information about subsidiaries				
Number of outstanding quotas/shares (in thousands)	39	23,000	12,218	
Shareholders' equity	36,833	2,581	211	
Net income (loss) for the six-month period	1,071	59	(80)	
Information about investments in subsidiaries				
Number of quotas/shares owned (in thousands)	39	22,998	12,218	
Percentage of interest	100.00%	99.99%	99.99%	
Breakdown of balances				
Opening balances	35,762	2,522	-	38,284
Acquisition of investments	-	-	810	810
Equity in operating earnings of subsidiaries	1,071	59	(100)	1,030
Balances of investments	36,833	2,581	710	40,124
Balances with the Bank				
Assets	28,839	1,472	270	
Income	2,408	194	11	
Expenses	-	(23)	-	
Main accounts in balance sheet and income statement				
Assets				
Cash and cash equivalents	1	35	3	
Financial investments	28,838	2,407	267	
Investment in associated company	8,089	-	-	
Other	684	396	4	
Liabilities	(779)	(257)	(63)	
Shareholders' equity	36,833	2,581	211	
Income	1,411	318	11	
Expenses	(340)	(295)	(91)	

(a) Holding company of the 15% investment in the indirect associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance company was calculated based on the financial statements as of May 31, 2006, where the main balances of this associated company on this date are: (1) number of shares held - 1,264,140 (2) shareholders' equity – R$53,927 (3) net income for the quarter - R$1,764 (4) investment value - R$8,089 and (5) equity in earnings of subsidiaries- R$394

(b) New corporate name of the former J. Malucelli Corretora de Valores Ltda.; mainly operates in the management of investment funds. This Company was sold on February 16, 2007, to the Bank's shareholders, for the book value of R$2,650, therefore no result was verified in this transaction.

(c) Investment acquired on April 4, 2006; the company is idle

10 Deposits

The breakdown by maturity term follows:

Bank

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**6/30/2007**	**3/31/2007**	**6/30/2007**	**3/31/2007**	**6/30/2007**	**3/31/2007**
On demand	2,247	2,049	-	-	-	-
Up to 90 days	-	-	22,277	25,852	154,521	90,679
From 91 to 360 days	-	-	15,046	-	92,311	173,359
More than 360 days (a)	-	-	6,058	-	145,498	118,402
Total	2,247	2,049	43,381	25,852	392,330	382,440

Consolidated

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**6/30/2007**	**3/31/2007**	**6/30/2007**	**3/31/2007**	**6/30/2007**	**3/31/2007**
On demand	2,205	2,006	-	-	-	-
Up to 90 days	-	-	22,277	25,852	154,521	90,679
From 91 to 360 days	-	-	15,046	-	200,759	236,994
More than 360 days (a)	-	-	6,058	-	253,888	264,933
Total	2,205	2,006	43,381	25,852	609,168	592,606

(a) As of June 30, 2007 time deposits, within the maturity term of over 360 days, were obtained at rates ranging between 12.24% and 20.10% (from 12.5% to 15.0% on March 31, 2007) per annum in prefixed transactions and 100.00% and 113.00% (same on March 31, 2007) of the variation recorded by the Interbank Deposit Certificates in floating transactions.

11 Funds obtained in open market (Bank and Consolidated)

On June 30, 2007, they refer to repurchase operations to settle, tied to federal government bonds, in the amount of R$33,918 (R$34,403 on March 31, 2007), maturing by July 2, 2007.

12 Acceptances and endorsements (Bank and Consolidated)

Refers to obligations on securities issued abroad obtained by issuing fixed rate notes to the amount of US$36,000 thousand (US$42,000 thousand on March 31, 2007), as follows:

Tranche (in US$ thousands)	Maturity	Interest rate	June 30, 2007	March 31, 2007
6,000	6/22/2007	8.0000%	-	12,568
5,000	11/19/2007	8.0000%	10,489	10,959
6,000	2/13/2008	7.9852%	12,364	12,914
20,000	11/27/2008	7.6543%	38,778	42,055
5,000	2/13/2009	7.5209%	9,877	10,319
Total			71,508	88,815
Current			22,853	36,441
Long-term liabilities			48,655	52,374

13 Other liabilities - sundry

	Bank		Consolidated	
	2007		2007	
Current	**June 30**	**March 31**	**June 30**	**March 31**
Provision for payment related to - other administrative expenses	5,057	2,489	5,142	2,573
Receipt of loan operations pending regularization (a)	36,330	28,658	36,330	25,516
Accounts payable – credit cards (b)	526	444	526	444
Sundry creditors - domestic	7,861	8,689	4,138	8,689
Other	843	575	843	716
Total	50,617	40,855	46,979	37,938

(a) Refers to loan amounts paid by customers, where the transaction to be written off has not yet been identified, and the amounts to be transferred to the assignees, referring to assigned loans, the collection of which is made by the Bank.

(b) Refers to amounts payable to storekeepers.

	Bank		Consolidated	
	2007		2007	
Long-term liabilities	**June 30**	**March 31**	**June 30**	**March 31**
Provision for civil contingencies	3,041	1,418	3,041	1,418
Provision for labor contingencies	1,331	1,407	1,331	1,407
Remaining available funds not claimed by consortium members	-	-	128	-
Total	4,372	2,825	4,500	2,825

14 Provisions, liabilities, contingent assets and liabilities (Bank and Consolidated)

The Bank is party in judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

a. Composition of provisions

Based on information from its legal advisors, an analysis of the pending legal proceedings, and as to labor claims, based on previous experience with regards to amounts claimed, Management recorded provisions for amounts considered sufficient to cover possible losses from the current lawsuits, as follows:

Bank and consolidated	2007 June 30	2007 March 31
Civil	3,041	1,418
Labor	1,331	1,407
Tax	1,638	1,591
	6,010	4,416

b. Breakdown in the provisions

June 30, 2007

	Balances as of April	Additions to the provision	Reversals	Payment	Balances as of June 30
Civil	1,418	1,725	(55)	(47)	3,041
Labor	1,407	17	(93)	-	1,331
Tax	1,591	47	-	-	1,638
	4,416	1,789	(148)	(47)	6,010

March 31, 2007

	Balances as of January 1	Additions to the provision	Reversals	Payment	Balances as of March 31
Civil	1,269	452	(209)	(94)	1,418
Labor	1,817	358	(735)	(33)	1,407
Tax	1,546	45	-	-	1,591
	4,632	889	(944)	(1,271)	4,416

c. Contingent assets and liabilities

As of June 30, 2007, there are other proceedings assessed by the Company's legal counsels as being a possible or remote risk relating to civil and labor claims to the amount of R$621 and R$6,249 respectively, (R$358 and R$6,331 on March 31, 2007), for which no provision was recorded considering that accounting practices adopted in Brazil do not require to record them in the books.

As of June 30, 2007, the Bank has other contingent liabilities involving tax issues to the estimated amount of R$2,119 (R$2,183 on March 31, 2007) rated as a possible or remote risk, for which no provision for losses has been recorded in the financial statements. The main proceedings are as follows:

- Social contribution: Proceeding contesting the tax assessment issued to collect the social contribution on the IPC 90 monetary restatement difference, the Management estimates the risk at R$935 (R$963 on March 31, 2007).

- INSS on freelance workers: judicial proceeding to dismiss the assessment notice referring to the demand for social security contributions resulting from workers deemed not to be freelance. Bank Management estimates the risk involved to be R$1,156 (R$1,191 on March 31, 2007).

No contingency gains were recorded in the quarters ended June 30 and March 31, 2007.

15 Income and social contribution taxes

a. *Current quarter income and social contribution taxes charge*

	Bank		Consolidated	
	Quarter ended on June 30			
	2007	2006	2007	2006
Net income before tax on income	(6,044)	19,313	5,352	19,074
Income and social contribution taxes charge at the nominal rates of 25% e 9%, respectively	-	(6,566)	(1,820)	(6,485)
Permanent deductions and (additions)	2,381	4	1,437	422
Interest in subsidiaries/associated companies	352	350	344	134
Other	2,029	(346)	1,093	288
Income and social contribution taxes overdue on the income for the year	2,381	(6,562)	(383)	(6,907)

b. *Breakdown of income and social contribution tax expenses*

	Bank		Consolidated	
	Quarter ended on June 30			
	2007	2006	2007	2006
Deferred taxes – recording in the quarter on timing differences	7,920	(4)	5,151	(4)
Current taxes – Income and social contribution taxes	(5,539)	(6,558)	(5,534)	(6,903)
Total	2,381	(6,562)	(383)	(6,907)

c. *Origin and investments of deferred income and social contribution taxes*

	Bank			
	June 30, 2007			
Description	**Balances as of April 1**	**Constitution**	**Realization**	**Balances as of June 30**
Income and contribution taxes				
On allowance for doubtful loans	4,161	1,486	(149)	5,498
On provision for tax, labor and civil contingencies	961	582	(56)	1,487
On market value adjustments of securities	2	1	-	3
	5,124	2,069	(205)	6,988
Deferred income and social contribution taxes - liabilities				
On adjustment of previous years	12,624	-	(6,056)	6,568

	Bank			
	March 31, 2007			
Description	**Balances as of January 1**	**Constitution**	**Realization**	**Balances as of March 31**
Deferred income and social contribution taxes - assets				
On allowance for doubtful loans	3,271	1,716	(826)	4,161
On provision for tax, labor and civil contingencies	874	393	(306)	961
On market value adjustments of securities	5	-	(3)	2
	4,150	2,109	(1,135)	5,124

	Consolidated			
	June 30, 2007			
Description	Balances as of April 1	Constitution	Realization	Balances as of June 30
Deferred income and social contribution taxes - assets				
On unrealized earning with FIDC	8,799	1,788	(1,250)	9,337
On allowance for doubtful loans	4,161	1,486	(149)	5,498
On provision for tax, labor and civil contingencies	961	582	(56)	1,487
On market value adjustments of securities	2	1	-	3
	13,923	3,857	(1,455)	16,325
Deferred income and social contribution taxes - liabilities				
On adjustment of previous years	12,624	3,306	(6,056)	9,874

	Consolidated			
	March 31, 2007			
Description	Balances as of January 1	Constitution	Realization	Balances as of March 31
Deferred income and social contribution taxes - assets				
On unrealized earning with FIDC	4,266	6,105	(1,572)	8,799
On allowance for doubtful loans	3,271	1,716	(826)	4,161
On provision for tax, labor and civil contingencies	874	393	(306)	961
On market value adjustments of securities	5	-	(3)	2
	8,416	8,214	(2,707)	13,923

d. Projected realization of tax credits on timing differences

Bank

	June 30, 2007		
	Income tax	**Social contribution tax**	**Total**
2007/2008	1,029	371	1,400
2008/2009	1,027	370	1,397
2009/2010	1,027	370	1,397
2010/2011	1,027	370	1,397
2011/2012	1,027	370	1,397
Total	5,137	1,851	6,988

Bank

	March 31, 2007		
	Income tax	**Social contribution tax**	**Total**
2007	755	272	1.027
2008	754	271	1.025
2009	753	271	1.024
2010	753	271	1.024
2011	753	271	1.024
Total	3.768	1.356	5.124

The present value of the tax credits, considering the average funding rate, is R$4,858 (R$3,562 on March 31, 2007).

Consolidated

	2007		
	Income tax	**Social contribution tax**	**Total**
2007/2008	3,854	1,387	5,241
2008/2009	3,854	1,386	5,238
2009/2010	2,244	808	3,052
2010/2011	1,027	370	1,397
2011/2012	1,027	370	1,397
Total	12,004	4,321	16,325

Consolidated

	March 31, 2007		
	Income tax	**Social contribution tax**	**Total**
2007	4,253	1,531	5,784
2008	3,726	1,341	5,067
2009	753	271	1,024
2010	753	271	1,024
2011	753	271	1,024
Total	10,238	3,685	13,923

The present value of the tax credits, considering the average funding rate, is R$12,357 (R$10,892 on March 31, 2007).

e. Unrecognized tax credits (Bank and Consolidated)

The Bank and the subsidiaries have no tax credits which were not recorded in the financial statements as of June 30 and March 31, 2007.

16 Shareholders' equity

a. Capital stock

The Bank's fully subscribed and paid-in capital stock consists of 60,600,000 (132,000,000 on March 31, 2007) registered common shares and 10,890,931 preferred shares held by domestic shareholders and 32,309,069 preferred shares held by shareholders domiciled abroad, all of them non-par shares.

At the Extraordinary General Meeting, held on April 27, 2007, the shareholders of the Bank approved: (a) the reverse split of all common shares representing the capital stock, at the ratio of 2:1, so that every 2 common shares now correspond to 1 common share, and the Bank's capital stock remains the same and the number of shares in which the capital stock is divided changes from 132,000,000 shares to 66,000,000 shares; and (b) the conversion of 5,400,000 common shares into preferred shares, at the ratio of 1:1, observing the respective shareholders' interest, so that the Bank's capital stock now is divided into 66,000,000 shares, of which 60,600,000 are common shares and 5,400,000 are preferred shares. Pursuant to the applicable legislation, the resolutions taken at this meeting were ratified by the Central Bank of Brazil on May 31, 2007.

The Board of Directors' Meeting held on June 18, 2007 resolved to increase the Bank's capital stock, by means of issue of 37,800,000 preferred shares, all of them registered, non-par and non-voting right shares, which were purpose of the Initial Public Offering (IPO), and the Bank's capital stock was increased from R$132,000 to R$661,200. These resolutions were ratified by the Central Bank of Brazil on June 29, 2007.

b. Capital reserve

Refers to the restatement of the CETIP financial securities, which is conducted based on information provided by this entity.

c. Revenue reserves

The legal reserve is formed by 5% of the net income for the year, limited to 20% of the capital stock.

The statutory reserve refers to the reserve for the entirety of shareholders' equity, which aims at ensuring funds to meet the regulatory and operational needs of the shareholders' equity of the Bank and its subsidiaries, and this reserve may be converted into capital stock by resolution of the Board of Directors, observing the limit of authorized capital, and may be composed, observing the Board of Directors' proposal, with up to 85% of the net income remaining after the allocations to legal reserve and minimum mandatory dividend, and may not exceed the value of the capital stock.

In accordance with the statutory provisions, the Board of Directors proposes distribution of the net income for the period after the formation of the legal reserve and payment of the minimum mandatory dividend, and its proposal is taken to the Annual General Meeting for approval.

d. *Dividends and interest on shareholders' equity*

Shareholders are assured minimum dividends of 25% of the net income for the year, adjusted pursuant to corporation law. The interest on shareholders' equity is calculated according to the criteria specified by existing tax legislation. The accounting records comply with the accounting guidelines issued by the Brazilian Central Bank, where the expense incurred is reclassified from the statement of income to retained earnings, in order to produce and publish the financial statements in accordance with Circular 2739, article 3, issued by the Brazilian Central Bank on February 19, 1997. No interest on shareholders' equity was paid in the quarter.

17 Related party transactions

Bank

	June 30, 2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	870	-	-
Time deposits	85,685	-	2,646
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	59	383
Rental	-	41	-

Bank

	June 30, 2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	729	-	-
Interbank deposits	-	-	43
Time deposits	88,204	-	3,018
Services rendered	-	-	279
Reimbursement of income/expenses	-	67	481
Rental	-	49	-

Consolidated

	June 30, 2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	828	-	-
Time deposits	85,311	-	2,632
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	-	406
Rental	-	34	-

Consolidated

	June 30, 2006		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	289	-	-
Time deposits	83.584	-	4.519
Services rendered	-	-	481
Reimbursement of income/expenses	-	55	752
Rental	-	41	-

Time deposits and other related party transactions are made under term conditions and market rates

18 Other administrative expenses

	Bank		Consolidated	
	Quarter ended June 30			
	2007	2006	2007	2006
Commissions and brokerage	(31,957)	(14,209)	(22,372)	(14,443)
Specialized technical services	(4,555)	(2,123)	(4,559)	(2,252)
Data processing	(694)	(514)	(694)	(521)
Advertising and marketing	(315)	(534)	(315)	(554)
Financial system service expenses	(466)	(450)	(693)	(458)
Communications expenses	(353)	(300)	(353)	(300)
Transportation expenses	(173)	(181)	(173)	(181)
Special offers and public relations	(77)	(206)	(77)	(207)
Other	(3,559)	(1,573)	(3,618)	(1,502)
Total	(42,149)	(20,090)	(29,964)	(20,184)

The IPO expenses amounted to R$19,002 in the six-month period on June 30, 2007, and were recorded in commissions and brokerage – R$16,472, in specialized technical services" – R$2,061, and in other– R$469.

19 Other operating income and expenses

	Bank		Consolidated	
	Quarter ended June 30			
	2007	2006	2007	2006
Other income				
Foreign exchange variation	3,595	2,135	3,595	2,135
Reversal of provision for civil and labor contingencies	148	5	148	5
Other	36	183	43	110
Total	3,779	2,323	3,786	2,250
Other expenses				
Monetary restatement of provisions	(124)	(14)	(124)	(14)
Loan assignment losses	(569)	(111)	(569)	(111)
Civil, labor and tax contingencies	(1,142)	(44)	(1,142)	(44)
Other	(759)	(90)	(771)	(171)
Total	(2,594)	(259)	(2,606)	(340)

20 Other information

a. The Bank maintains shareholders' equity compatible with the level of risk presented by its asset structure, calculated on a consolidated basis with J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda., which constitute the Financial Conglomerate, pursuant to BACEN Resolution 2099/94 and subsequent regulations. On June 30, 2007, the adjusted shareholders' equity accounted for 90.14% (23.5% on March 31, 2007) of the risk-weighted assets, greater than the minimum required index of 11%.

b. The Bank has a computer and data processing equipment leasing agreement with a remaining term of 20 months. Leasing expenses in the quarter amounted to R$111 (R$123 on March 31, 2007).

c. The guarantees awarded by the Bank amounted to R$405 (R$360 on March 31, 2007).

d. The Bank and its subsidiaries sponsor a supplementary pension plan for their employees, who adhered to the plan making defined contributions, in the financial capitalization scheme, which was introduced in December 2004. The Bank is only responsible for the administrative expenses and the costs related to the insurance premium for participants' disability and death benefits. In the quarter ended June 30, 2007 the contributions amounted to R$83 and on March 31, 2007 amounted to R$79 for the Bank and for the Consolidated. The contributions related to accumulation of the plan's obligations are shouldered in full by the participants.

e. The associated company J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. manages investment funds, whose net assets as of June 30, 2007 amount to R$394,009 (R$350,621 on March 31, 2007).

f. The main financial instruments as of June 30 and March 31, 2007 and 2006 refer to securities, which are valued at market value and disclosed in note 6, the loans, time deposits and acceptances and endorsements, whose market values are:

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Loans	576,431	510,696	826,974	734,066
Time deposits	390,561	382,617	607,399	592,782
Acceptances and endorsements	76,738	88,597	76,738	88,597

The market values were calculated by discounting cash flows according to the ruling contractual conditions and market rates on the balance sheet date. The carrying value of the other financial instruments approximates the market value on the balance sheet date.

g. On March 6, 2007 a share purchase and sale agreement was executed with Advent International ("Advent"), to buyback 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by Advent at an amount referenced in the price per share of the Bank, offered to investors in the Initial Public Offering of Preferred Shares ("IPO"). Pursuant to said agreement, the Bank's Board of Directors resolved, on April 27, 2007, on the issuance of two subscription bonuses, which were acquired by Advent on that same date. This subscription bonus will afford Advent the right to subscribe 2,760,784 and 4,572,548 non-voting preferred shares in the Bank, respectively, in capital increase to be privately executed by the Bank, at the price determined at the IPO. The exercise of the subscription bonus that grants Advent the right to subscribe 2,760,784 shares was subject to the publication in Brazil of the IPO Commencement Notice and its ratification by SUSEP (Superintendence of Private Insurance), filing and publication of the minutes of the general shareholders' meeting of the Insurance Company, held on March 6, 2007. The exercise of the subscription bonus that grants Advent the right to subscribe 4,572,548 shares was subject to the exercise of the first subscription bonus and of the approval of the transfer of control of the Insurance Company to the Bank by SUSEP. The Insurance Company's shares will be transferred to the Bank on the dates the on which the Bank's shares are issued and paid-in by Advent on account of subscription bonus conversion. Once approved by SUSEP, the Bank will hold 100% of the Insurance Company's shares. The goodwill amount in the acquisition of shares of the Insurance Company will be determined upon the effectiveness of the transaction.

MANAGEMENT REPORT

We hereby submit to your examination the Management Report and related Bank and Consolidated Financial Statements, along with the opinion of KPMG Independent Auditors, referring to the six-month period ended June 30, 2007.

Profile

Paraná Banco, a company that comprises J. Malucelli Group, is a multiple bank specialized in payroll-deductible personal loans, having been pioneer in the granting of loans to Government Employees, to whom services have been provided since 1995. Paraná Banco was also one of the first banks to enter into a partnership with the Brazilian Social Security Institute – INSS, thus offering personal loans to retirees and pension holders as well.

The Bank's structure, which encompasses a domestic network of approximately 500 bank correspondents and over 564 formal partnerships, is currently dimensioned and adjusted to this model of operations, thus allowing for the necessary efficiency to maintain assets quality, growth rates and profitability.

As for payroll-deductible loans, Paraná Banco is among institutions that have the highest number of partnerships for the granting of payroll-deductible loans – including more than 235 municipalities in 20 Brazilian states, in addition to the Army, the Judiciary Branch, Federal Management Bodies, INSS, Infraero, Brazilian Post Office, Federal, State and Local Legislative Branches. The Bank also has 60 partnerships with private companies.

IPO

On June 14, 2007, Paraná Banco concluded its going-public process, issuing 37,800,000 Preferred Shares (Bovespa: PRBC4) at the Level 1 of Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), raising funds in the amount of R$529.2 million.

Investor Relations

We have structured our investor relations area in order to serve the market. In addition, we engaged Banco UBS Pactual S.A. to act as market maker of our preferred shares "PRBC4" within the scope of the São Paulo Stock Exchange – BOVESPA, for the period of 6 months, which are automatically renewable, aiming at increasing the liquidity of said shares.

Economic Scenario

The economic scenario was mostly stable during the first half of 2007, driven by the high liquidity of international markets, along with the consistent monetary policy adopted by the government. The basic interest rate was reduced to 11.65% and inflation stood at 3.69%, according to IPC-A (Amplified Consumer Price Index).

Such scenario was very appealing for the growth in personal loans, particularly of payroll-deductible loans, the interest rates of which are even more attractive, thus allowing for the inclusion of a potential target public of around 25 million people.

Loan Portfolio – Consolidated

During the first half of 2007 Paraná Banco granted R$379.2 million (R$286.5 million in 2006) in payroll-deductible loan operations. At the closing of the first half of 2007, the loan portfolio reached R$843.3 million (R$459.7 million in 2006), an increase of 83.4% when compared to the first half of 2006. Payroll-deductible loans accounted for 97.5% of the total loan portfolio in the period.

Funding – Consolidated

On June 30, 2007, Paraná Banco's total funding amounted to R$760.2 million (R$392.9 in 2006), a growth of 93.5% over 2006. Cash, Interbank and time deposits, which accounted for 42.4% of total liabilities, amounted to R$654.8 million (R$316.8 in 2006), an increase of 49.5% when compared to the first half of 2006. Foreign currency funding, which account for 4.6% of total liabilities, totaled US$36.0 million, equivalent to the balance (principal plus interest) of R$71.5 million.

Acquisition of J. Malucelli Seguradora S.A.

On March 6, 2007, Paraná Banco entered into a shares purchase and sale agreement with Advent Fundo de Private Equity, for the buyback of 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by the fund, in an amount based on the bank's price per share, offered to investors in the Initial Public Offering of Preferred Shares ("IPO").

Commercial and Retail

Aiming at improving the relationship management with government and private employers, with bank correspondents and customers nationwide, Paraná Banco, through its service provider, structured regional offices in the cities of Porto Alegre (Rio Grande do Sul, Florianópolis (Santa Catarina), São Paulo (São Paulo), Rio de Janeiro (Rio de Janeiro), Belo Horizonte (Minas Gerais), Goiânia (Goiás), Salvador (Bahia), Recife (Pernambuco) and Campo Grande (Mato Grosso do Sul).

A new model of bank correspondent took place in the first half of 2007, aiming the diversification and expansion of sales channels, through exclusive commercial partners. The franchisee correspondent project is made feasible by J. Malucelli Agenciamento and has already reached 27 installed franchises, with another 27 in progress.

A credit facility was developed for the purchase of electronic products and home appliances directly from the plant, thus reducing the final price to consumers, which has been very well accepted by the market. As for corporate loans, we are structuring a specific commercial area to operate with medium-sized businesses.

Also in the first half of 2007, Paraná Banco closed 64 new partnership deals with employers for the granting of payroll-deductible loans, totaling 564 partnerships at the closing of the six-month period. The number of correspondents throughout the country has also increased, totaling 500 hundred at period's end.

Technology

During the six-month period, the Bank consolidated an important communication channel with bank correspondents through the Internet, the "Correspondent Portal" ("Portal do Correspondente"), aimed at speeding up processes of approval, contracting and granting of payroll-deductible loans nationwide. The average number of individual accesses to the Portal, per day, reached 500 in the six-month period.

Financial Performance – Bank

The Bank's Shareholders' Equity totaled R$701.2 million in 2007, 386.5% up against 2006, due to the going-public process that took place in June 2007, funding R$529.2 million at the Initial Public Offering of 37.8 million Preferred Shares. Net Income for the period, excluding IPO expenses in the amount of R$12.5 million (net of taxes), totaled R$25.5 million, representing and annualized return on shareholders' equity as of December 31, 2006 of 34.6%

Capital Adequacy Ratio (Basel) at the end of the period corresponded to 97.1% of total risk-weighted assets, exceeding the minimum 11% required by the Brazilian Central Bank.

At the end of the six-month period the Bank had a position of high liquidity, with assets amounting to R$693.9 million, which accounts for 98.9% of its Shareholders' Equity.

During the first half of 2007, the Bank's Management voluntarily decided for the change in the accounting practice for recording commissions on raising of loans. Commissions were recorded in full in the result, upon the confirmation of the loan operation, and now these are recorded in the result by the duration of the loans. This change was made in accordance with CVM Resolution 506/06. The effects of this change in the accounting practice are disclosed in Note 3.m.

Management of Corporate Risks

Paraná Banco has been constantly improved its technological systems concerned with risks control and prevention, aiming at reducing eventual losses through the ongoing monitoring of loan operations and their guarantees.

Risks inherent to the activity are analyzed and managed directly and jointly by the Bank's Top Management, with emphasis on the efficient and strict control over the exposure factors to market, loan and institutional risks.

The loan policy prioritizes business liquidity and quality, with a permanent supervision of the operations contracted. Market risk is managed by the Value at Risk (VaR) tool. In 2007, figures related to the loss potential, measured by VaR, were in line with pre-established levels, taking into account the highly conservative standing of the institution.

It is worth mentioning that the Bank has a technical group structured to prepare it to comply with the regulations of the New Basel Accord (Basel II), to be implemented in the country as of 2008.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term..

SR Rating	RISKbank
BrA- Baixo Risco de Crédito	9,94 Baixo Risco para médio prazo
Junho 2007	Julho 2007
lf rating	STANDARD &POOR'S
A- Baixo Risco de Crédito	BrBBB+ Baixo Risco de Crédito
Junho 2007	Junho 2007

Translator's note:
BrA- Low Credit Risk / June 2007
A- Low Credit Risk / June 2007
9.94 Low risk – medium term / July 2007
BrBBB+ Low Credit Risk / June 2007

Paraná Banco has made the rating reports issued by the respective agencies available to its customers and investors at the website www.paranabanco.com.br.

Human Resources

Aiming at promoting the professional valuation of its employees, Paraná Banco maintains qualification processes to fit into the new activities and speed up the integration with new professionals. It also maintains an Internship Program and employs minor apprentices. The Bank has its own profit sharing program aimed at stimulating teams and awarding them for their good performance.

As for Benefits, the highlight is the Multi-sponsored Paraná Pension Fund ("Fundo Paraná de Previdência Multipatrocinada"), a closed, non-profit, private pension fund, aimed at providing employees with a pension plan. 65.6% of the Bank's employees have joined the plan since it was created, in 2005.

Corporate Governance

All decision process in Paraná Banco begins at the Senior Committee, which centralizes the Bank's management structure, and each Officer is responsible for its area's decision within the limits and budgets agreed in this Committee. The sitting members of the Senior Committee are the Chief Executive Officer (main shareholder of the Bank), all officers, and also guest members.

Social Project

Paraná Banco is one of the mains sponsors of the Citizen Soccer Project ("Projeto Futebol Cidadão") carried out by J. Malucelli Centro de Inclusão Social in a partnership with Fundação Ação Social of the Curitiba Municipality, where children and adolescents ranging from 12 to 17 years of age, who are in a risky social condition in Curitiba, receive health, dental, psychological, social and school care, in addition to transportation, on-site meal, and monthly food staples basket, as a mean of social inclusion, thus creating opportunities and preparing youngsters for the future.

Statement of Value-Added – Bank

Value-Added Generation – in thousands of R$	JUNE 2007	%
A – Revenues from Financial Intermediation	137,023	
B - (-) Financial Intermediation Expenses	(50,757)	
C - (-) Other Operating Revenues / Expenses	(32,469)	
D - Non-Operating Income	53	
E – Value-Added Available to the Company	53,850	100

Distribution of Value-Added – in thousands of R$		
A - Payroll (Human Resources)	4,331	8.0
B – Government Charges (Taxes)	16,141	30.0
C – Dividends to Shareholders	-	-
D – Incorporation to Shareholders' Equity	33,378	62.0
E – Distributed Value-Added	53,850	100

Acknowledgments

We thank our shareholders, customers and business partners for their trust on us over time, and to the Officers, Board Members and employees for their effort, competence, loyalty and dedication in face of past and future challenges.

JOEL MALUCELLI
Chief Executive Officer

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR June 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1	Total Assets	1,543,006	944,103
1.01	Current Assets	1,076,339	574,255
1.01.01	Cash and Cash Equivalents	7,569	7,606
1.01.02	Interbank Investments	44,382	121,729
1.01.02.01	Investments in Open Market	43,175	70,907
1.01.02.02	Investments in Interbank Deposits	1,207	50,822
1.01.03	Securities	556,942	56,636
1.01.03.01	Own Portfolio	522,909	22,106
1.01.03.02	Linked to Repurchase Commitment	34,033	34,530
1.01.04	Interbank Accounts	441	417
1.01.04.01	Payables and Receivables to be Settled	396	417
1.01.04.02	Deposits at the Central Bank	45	0
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	424,552	376,599
1.01.06.01	Loan Operations – Private Sector	450,532	400,612
1.01.06.02	Provision for Loan Operations Losses	(25,980)	(24,013)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	14,684	11,160
1.01.08.01	Income Receivable	5	3
1.01.08.02	Sundry	14,679	11,157
1.01.09	Other Assets	27,769	108
1.01.09.01	Other Assets	104	114
1.01.09.02	Provision for Depreciation of Other Assets	(24)	(24)
1.01.09.03	Prepaid Expenses	27,689	18
1.02	Noncurrent Assets	453,235	357,639
1.02.01	Interbank Investments	0	0
1.02.02	Securities	28,515	26,449
1.02.02.01	Own Portfolio	28,515	26,449
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	388,402	319,865
1.02.05.01	Loan Operations – Private Sector	392,766	321,870
1.02.05.02	Provision for Loan Operations Losses	(4,364)	(2,005)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	13,559	11,325
1.02.07.01	Income Receivable	0	2
1.02.07.02	Sundry	13,559	11,323
1.02.08	Other Assets	22,759	0
1.02.08.01	Prepaid Expenses	22,759	0
1.03	Permanent Assets	13,432	12,209
1.03.01	Investments	10,329	9,261

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	0	0
1.03.01.03	Interest in Direct and Indirect Associated Companies	9,971	8,958
1.03.01.04	Other Investments	375	320
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Property and Equipment	2,667	2,542
1.03.02.01	Land and Buildings in Use	1,867	1,867
1.03.02.02	Other Property and Equipment	2,660	2,488
1.03.02.03	Accumulated Depreciation	(1,860)	(1,813)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	436	406
1.03.05.01	Amortization and Expansion Expenses	823	776
1.03.05.02	Accumulated Amortization	(387)	(370)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR June 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2	Total Liabilities	1,543,006	944,103
2.01	Current Liabilities	531,184	485,370
2.01.01	Deposits	394,808	355,531
2.01.01.01	Demand Deposits	2,181	2,003
2.01.01.02	Interbank Deposits	37,323	25,852
2.01.01.03	Time Deposits	355,280	327,673
2.01.01.04	Other Deposits	24	3
2.01.02	Funds Obtained in Open Market	33,918	34,403
2.01.02.01	Own Portfolio	33,918	34,403
2.01.03	Exchange Acceptances and Issuance of Securities	22,853	36,441
2.01.03.01	Securities Issued Abroad	22,853	36,441
2.01.04	Interbank Accounts	907	917
2.01.04.01	Receivables and Payables to be Settled	907	917
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the Country	0	0
2.01.08	Onlending Abroad	0	0
2.01.09	Other Liabilities	78,698	58,078
2.01.09.01	Collection and Payment of Taxes	362	268
2.01.09.02	Social and Statutory	284	9
2.01.09.03	Tax and Social Security	26,623	13,900
2.01.09.04	Sundry	46,979	37,938
2.01.09.05	Derivative Financial Instruments	4,450	5,963
2.02	Noncurrent Liabilities	321,741	324,126
2.02.01	Deposits	259,946	264,933
2.02.01.01	Interbank Deposits	6,058	0
2.02.01.02	Time Deposits	253,888	264,933
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	48,655	52,374
2.02.03.01	Securities Issued Abroad	48,655	52,374
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the Country	0	0
2.02.08	Onlending Abroad	0	0
2.02.09	Other Liabilities	13,140	6,819
2.02.09.01	Tax and Social Security	4,180	1,591
2.02.09.02	Sundry	4,500	2,825
2.02.09.03	Derivative Financial Instruments	4,460	2,403
2.03	Deferred Income	0	0
2.04	Minority Shareholders	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR June 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2007	4 – 3/31/2007
2.05	Shareholders' Equity	690,081	134,607
2.05.01	Paid-In Capital Stock	661,200	132,000
2.05.01.01	Domiciled in the Country	211,891	100,000
2.05.01.02	Domiciled Abroad	449,309	0
2.05.01.03	Capital Increase	0	32,000
2.05.02	Capital Reserve	177	123
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	35,686	2,307
2.05.04.01	Legal	2,959	2,307
2.05.04.02	Statutory	32,727	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(5)	(4)
2.05.06	Retained Earnings/Accrued Loss	(6,977)	181

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6-1/1/2006 to 6/30/2006
3.01	Revenues from Financial Intermediation	73,569	137,043	64,194	113,452
3.01.01	Loan Operations	65,600	125,833	58,977	106,589
3.01.02	Income from Securities Operation	7,969	11,210	5,217	6,863
3.02	Financial Intermediation Expenses	(36,849)	(65,133)	(24,364)	(45,194)
3.02.01	Funds Obtained in the Market Operations	(21,226)	(38,697)	(15,718)	(29,128)
3.02.02	Income from Derivative Financial Instruments	(5,292)	(9,901)	(4,580)	(7,195)
3.02.03	Provision for Loan Losses	(10,331)	(16,535)	(4,066)	(8,871)
3.03	Gross Income from Financial Intermediation	36,720	71,910	39,830	68,258
3.04	Other Operating Revenues/Expenses	(31,409)	(55,146)	(20,301)	(34,443)
3.04.01	Fee and Commission Income	2,648	5,464	2,763	6,838
3.04.02	Personnel Expenses	(3,033)	(5,297)	(2,024)	(3,663)
3.04.03	Other Administrative Expenses	(29,964)	(52,009)	(20,184)	(36,583)
3.04.04	Tax Expenses	(3,252)	(6,190)	(3,160)	(5,565)
3.04.05	Other Operating Revenues	3,786	6,122	2,250	4,799
3.04.06	Other Operating Expenses	(2,606)	(4,710)	(340)	(668)
3.04.07	Equity in Earnings of Subsidiaries	1,012	1,474	394	399
3.05	Operating Income	5,311	16,764	19,529	33,815
3.06	Nonoperating Income	41	52	(455)	(455)
3.06.01	Revenues	41	52	45	45
3.06.02	Expenses	0	0	(500)	(500)
3.07	Income Before Taxation/Interest	5,352	16,816	19,074	33,360
3.08	Provision for Income Tax and Social Contribution	(5,534)	(14,629)	(6,903)	(12,107)
3.08.01	Current Income Tax	(4,047)	(10,730)	(5,063)	(8,851)
3.08.02	Current Social Contribution	(1,487)	(3,899)	(1,840)	(3,256)
3.09	Deferred Income Tax	5,151	10,662	(4)	828
3.10	Statutory Interest/Contributions	0	0	0	0
3.10.01	Interest	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2007

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2007 to 6/30/2007	4- 1/1/2007 to 6/30/2007	5- 4/1/2006 to 6/30/2006	6- 1/1/2006 to 6/30/2006
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.12	Minority Shareholders	0	0	0	0
3.13	Income/Loss for the Period	4,969	12,849	12,167	22,081
	NUMBER OF SHARES, EX-TREASURY (In Units)	103,800,000	103,800,000	100,000,000	100,000,000
	EARNINGS PER SHARE (In Reais)	0.04787	0.12379	0.12167	0.22081
	LOSS PER SHARE (In Reais)				

MANAGEMENT REPORT

We hereby submit to your examination the Management Report and related Bank and Consolidated Financial Statements, along with the opinion of KPMG Independent Auditors, referring to the six-month period ended June 30, 2007.

Profile

Paraná Banco, a company that comprises J. Malucelli Group, is a multiple bank specialized in payroll-deductible personal loans, having been pioneer in the granting of loans to Government Employees, to whom services have been provided since 1995. Paraná Banco was also one of the first banks to enter into a partnership with the Brazilian Social Security Institute – INSS, thus offering personal loans to retirees and pension holders as well.

The Bank's structure, which encompasses a domestic network of approximately 500 bank correspondents and over 564 formal partnerships, is currently dimensioned and adjusted to this model of operations, thus allowing for the necessary efficiency to maintain assets quality, growth rates and profitability.

As for payroll-deductible loans, Paraná Banco is among institutions that have the highest number of partnerships for the granting of payroll-deductible loans – including more than 235 municipalities in 20 Brazilian states, in addition to the Army, the Judiciary Branch, Federal Management Bodies, INSS, Infraero, Brazilian Post Office, Federal, State and Local Legislative Branches. The Bank also has 60 partnerships with private companies.

IPO

On June 14, 2007, Paraná Banco concluded its going-public process, issuing 37,800,000 Preferred Shares (Bovespa: PRBC4) at the Level 1 of Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (Bovespa), raising funds in the amount of R$529.2 million.

Investor Relations

We have structured our investor relations area in order to serve the market. In addition, we engaged Banco UBS Pactual S.A. to act as market maker of our preferred shares "PRBC4" within the scope of the São Paulo Stock Exchange – BOVESPA, for the period of 6 months, which are automatically renewable, aiming at increasing the liquidity of said shares.

Economic Scenario

The economic scenario was mostly stable during the first half of 2007, driven by the high liquidity of international markets, along with the consistent monetary policy adopted by the government. The basic interest rate was reduced to 11.65% and inflation stood at 3.69%, according to IPC-A (Amplified Consumer Price Index).

Such scenario was very appealing for the growth in personal loans, particularly of payroll-deductible loans, the interest rates of which are even more attractive, thus allowing for the inclusion of a potential target public of around 25 million people.

Loan Portfolio – Consolidated

During the first half of 2007 Paraná Banco granted R$379.2 million (R$286.5 million in 2006) in payroll-deductible loan operations. At the closing of the first half of 2007, the loan portfolio reached R$843.3 million (R$459.7 million in 2006), an increase of 83.4% when compared to the first half of 2006. Payroll-deductible loans accounted for 97.5% of the total loan portfolio in the period.

Funding – Consolidated

On June 30, 2007, Paraná Banco's total funding amounted to R$760.2 million (R$392.9 in 2006), a growth of 93.5% over 2006. Cash, Interbank and time deposits, which accounted for 42.4% of total liabilities, amounted to R$654.8 million (R$316.8 in 2006), an increase of 49.5% when compared to the first half of 2006. Foreign currency funding, which account for 4.6% of total liabilities, totaled US$36.0 million, equivalent to the balance (principal plus interest) of R$71.5 million.

Acquisition of J. Malucelli Seguradora S.A.

On March 6, 2007, Paraná Banco entered into a shares purchase and sale agreement with Advent Fundo de Private Equity, for the buyback of 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by the fund, in an amount based on the bank's price per share, offered to investors in the Initial Public Offering of Preferred Shares ("IPO").

Commercial and Retail

Aiming at improving the relationship management with government and private employers, with bank correspondents and customers nationwide, Paraná Banco, through its service provider, structured regional offices in the cities of Porto Alegre (Rio Grande do Sul, Florianópolis (Santa Catarina), São Paulo (São Paulo), Rio de Janeiro (Rio de Janeiro), Belo Horizonte (Minas Gerais), Goiânia (Goiás), Salvador (Bahia), Recife (Pernambuco) and Campo Grande (Mato Grosso do Sul).

A new model of bank correspondent took place in the first half of 2007, aiming the diversification and expansion of sales channels, through exclusive commercial partners. The franchisee correspondent project is made feasible by J. Malucelli Agenciamento and has already reached 27 installed franchises, with another 27 in progress.

A credit facility was developed for the purchase of electronic products and home appliances directly from the plant, thus reducing the final price to consumers, which has been very well accepted by the market. As for corporate loans, we are structuring a specific commercial area to operate with medium-sized businesses.

Also in the first half of 2007, Paraná Banco closed 64 new partnership deals with employers for the granting of payroll-deductible loans, totaling 564 partnerships at the closing of the six-month period. The number of correspondents throughout the country has also increased, totaling 500 hundred at period's end.

Technology

During the six-month period, the Bank consolidated an important communication channel with bank correspondents through the Internet, the "Correspondent Portal" ("Portal do Correspondente"), aimed at speeding up processes of approval, contracting and granting of payroll-deductible loans nationwide. The average number of individual accesses to the Portal, per day, reached 500 in the six-month period.

Financial Performance – Bank

The Bank's Shareholders' Equity totaled R$701.2 million in 2007, 386.5% up against 2006, due to the going-public process that took place in June 2007, funding R$529.2 million at the Initial Public Offering of 37.8 million Preferred Shares. Net Income for the period, excluding IPO expenses in the amount of R$12.5 million (net of taxes), totaled R$25.5 million, representing and annualized return on shareholders' equity as of December 31, 2006 of 34.6%

Capital Adequacy Ratio (Basel) at the end of the period corresponded to 97.1% of total risk-weighted assets, exceeding the minimum 11% required by the Brazilian Central Bank.

At the end of the six-month period the Bank had a position of high liquidity, with assets amounting to R$693.9 million, which accounts for 98.9% of its Shareholders' Equity.

During the first half of 2007, the Bank's Management voluntarily decided for the change in the accounting practice for recording commissions on raising of loans. Commissions were recorded in full in the result, upon the confirmation of the loan operation, and now these are recorded in the result by the duration of the loans. This change was made in accordance with CVM Resolution 506/06. The effects of this change in the accounting practice are disclosed in Note 3.m.

Management of Corporate Risks

Paraná Banco has been constantly improved its technological systems concerned with risks control and prevention, aiming at reducing eventual losses through the ongoing monitoring of loan operations and their guarantees.

Risks inherent to the activity are analyzed and managed directly and jointly by the Bank's Top Management, with emphasis on the efficient and strict control over the exposure factors to market, loan and institutional risks.

The loan policy prioritizes business liquidity and quality, with a permanent supervision of the operations contracted. Market risk is managed by the Value at Risk (VaR) tool. In 2007, figures related to the loss potential, measured by VaR, were in line with pre-established levels, taking into account the highly conservative standing of the institution.

It is worth mentioning that the Bank has a technical group structured to prepare it to comply with the regulations of the New Basel Accord (Basel II), to be implemented in the country as of 2008.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

SR	RISKbank
BrA- Baixo Risco de Crédito	9,94 Baixo Risco para médio prazo
Junho 2007	Julho 2007
LF rating	STANDARD & POOR'S
A- Baixo Risco de Crédito	BrBBB+ Baixo Risco de Crédito
Junho 2007	Junho 2007

Translator's note:
BrA- Low Credit Risk / June 2007
A- Low Credit Risk / June 2007
9.94 Low risk – medium term / July 2007
BrBBB+ Low Credit Risk / June 2007

Paraná Banco has made the rating reports issued by the respective agencies available to its customers and investors at the website www.paranabanco.com.br.

Human Resources

Aiming at promoting the professional valuation of its employees, Paraná Banco maintains qualification processes to fit into the new activities and speed up the integration with new professionals. It also maintains an Internship Program and employs minor apprentices. The Bank has its own profit sharing program aimed at stimulating teams and awarding them for their good performance.

As for Benefits, the highlight is the Multi-sponsored Paraná Pension Fund ("Fundo Paraná de Previdência Multipatrocinada"), a closed, non-profit, private pension fund, aimed at providing employees with a pension plan. 65.6% of the Bank's employees have joined the plan since it was created, in 2005.

Corporate Governance

All decision process in Paraná Banco begins at the Senior Committee, which centralizes the Bank's management structure, and each Officer is responsible for its area's decision within the limits and budgets agreed in this Committee. The sitting members of the Senior Committee are the Chief Executive Officer (main shareholder of the Bank), all officers, and also guest members.

Social Project

Paraná Banco is one of the mains sponsors of the Citizen Soccer Project ("Projeto Futebol Cidadão") carried out by J. Malucelli Centro de Inclusão Social in a partnership with Fundação Ação Social of the Curitiba Municipality, where children and adolescents ranging from 12 to 17 years of age, who are in a risky social condition in Curitiba, receive health, dental, psychological, social and school care, in addition to transportation, on-site meal, and monthly food staples basket, as a mean of social inclusion, thus creating opportunities and preparing youngsters for the future.

Statement of Value-Added – Bank

Value-Added Generation – in thousands of R$	JUNE 2007	%
A – Revenues from Financial Intermediation	137,023	
B - (-) Financial Intermediation Expenses	(50,757)	
C - (-) Other Operating Revenues / Expenses	(32,469)	
D - Non-Operating Income	53	
E – Value-Added Available to the Company	53,850	100

Distribution of Value-Added – in thousands of R$		
A - Payroll (Human Resources)	4,331	8.0
B – Government Charges (Taxes)	16,141	30.0
C – Dividends to Shareholders	-	-
D – Incorporation to Shareholders' Equity	33,378	62.0
E – Distributed Value-Added	53,850	100

Acknowledgments

We thank our shareholders, customers and business partners for their trust on us over time, and to the Officers, Board Members and employees for their effort, competence, loyalty and dedication in face of past and future challenges.

JOEL MALUCELLI
Chief Executive Officer

15.01 – INVESTMENT PROJECTS

In 2007, we expect to invest approximately R$0.7 million, mainly in equipment and software.

OUR STRENGTHS

Our main competitive advantages, over which we intend to ground our strategic purposes are:

- ✓ Leadership in Markets with High Growth Potential;
- ✓ Greater Efficiency and Profitability;
- ✓ Solid Capacity to Raise Loans;
- ✓ Wide and Diversified Base of Associated Employers;
- ✓ Innovation in Business and Experienced Management;
- ✓ J. Malucelli Group's Institutional Support.

OUR STRATEGY

We intend to increase our payroll-deductible loan portfolio, preserving our high profitability and to take advantage of new growth opportunities. Thus, we intend to implement the following strategies:

- ✓ Increase the Penetration in Our Current Base of Associated Employers;
- ✓ Continuously Expand Our Payroll-Deductible Loan Operation;
- ✓ Consolidate the Franchise as a New Model of Sales Channel;
- ✓ Maintain and Increase Our Profitability;
- ✓ Intensify the Synergies between the Bank and the Insurance Company.

LEGAL AND ADMINISTRATIVE CONTINGENCIES

We are party in legal and administrative proceedings of civil, tax and labor nature, in the regular course of our businesses. On June 30, 2007, the amount involved in lawsuits amounted to approximately R$8,989 million, of which R$6,249 million are related to civil matters, R$2,119 million related to tax matters and R$621 million related to labor matters. On June 30, 2007, the balance of provisions corresponding to the claims deemed as risk of probable loss was R$6,010 million.

We do not believe that any legal or administrative contingency currently existing, if judged unfavorably, may severally or jointly with other lawsuits, significantly compromise our activities or our financial condition or operational results.

We believe that we complied substantially with all applicable regulations of the Central Bank, not being party of relevant administrative proceedings before this agency.

CHANGE IN THE ACCOUNTING PRACTICES

The Management of the Bank voluntarily decided to change the accounting practice for the recording of commissions incurring on raising of loan under the category of payroll-deductible personal loan; the Management understood that this change will result in a better presentation of its financial statements, and will also provide an alignment with the international accounting rules, which will be adopted by the Brazilian financial institutions as of 2010, and allow the comparison with most of similar-sized banks and publicly-held banks. The Bank recorded these commissions in full in the result, upon the confirmation of the loan operation, and started to record commissions in the result based on the duration of loans.

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors' Special Review Report

To the
Management and Shareholders of
Paraná Banco S.A.
Curitiba - PR

We have performed a special review of the Quarterly Information - ITR of Paraná Banco S.A. related to the quarters ended June 30, 2007, comprising the balance sheet, statement of income, the performance report and material information, prepared in accordance with the accounting practices adopted in Brazil. The accounting information of the indirect associated company J. Malucelli Seguradora S.A., related to the quarter ended June 30, 2007, was reviewed by other independent auditors, report of which we were provided with. The Bank's contribution to this investment as of June 30, 2007 and in the equity in earnings of subsidiaries for the quarter ended on that date was R$9,791 thousand and R$1,012 thousand, respectively.

Our reviews were conducted in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy - CFC, which mainly comprised: (a) inquiries and discussion with management responsible for the accounting, financial and operating areas of the Bank, regarding the main criteria adopted in the preparation of the quarterly information, and (b) review of post-balance sheet relevant information and events, which may have a material effect on the financial position and operations of the Bank.

Based on our special review, and in the limited review report of other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Information for it to be in accordance with accounting practices adopted in Brazil, and those applicable to the preparation of the Quarterly Information, in compliance with the regulations issued by the Brazilian Securities Commission – CVM.

August 8, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-PR

Carlos Eduardo Munhoz
Accountant CRC SP138600/O-7-S-PR

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2007 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

TABLE OF CONTENTS

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

RECEIVED

25 P 1:25

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99
4 - NIRE (Corporate Registry ID) 41300002169		

01.02 – HEAD OFFICE

1 - ADDRESS		2 - DISTRICT	
Rua Visconde de Nacar, 1441		Centro	

3 - ZIP CODE	4 – CITY	5 - STATE
80410-201	Curitiba	PR

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
0041	3351-9899	3351-5560	3351-5562	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
0041	3351-9899	3351-5565	3351-9892	

15 - E-MAIL
hilariomw@jmalucelli.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1- NAME
Luis Cesar Miara

2 - ADDRESS	3 - DISTRICT
Av. Visconde de Nacar, 1441 – 1º andar	Centro

4 - ZIP CODE	5 - CITY	6 - STATE
80410-201	Curitiba	PR

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
0041	3351-9899	3351-9987	3351-9907	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
0041	3351-9899	3351-9892	3351-9909	

15 - E-MAIL
miara@paranabanco.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007

09 - INDEPENDENT AUDITOR	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
Carlos Eduardo Munhoz	012.345.888-97

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure

Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.05 – CAPITAL STOCK

Number of Shares (in units)	1 – CURRENT QUARTER 6/30/2007	2 – PREVIOUS QUARTER 3/31/2007	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2006
Paid-up Capital			
1 - Common	60,600,000	60,600,000	100,000,000
2 - Preferred	45,960,784	43,200,000	0
3 - Total	106,560,734	103,800,000	100,000,000
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Financial Institution
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 1240 – Banks
5 - MAIN ACTIVITY Multiple Bank with Loan, Financing and Investment Portfolio
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (In units)	8 - SHARE PRICE WHEN ISSUED (in reais)
01	2/28/2007	132,000	32,000	Capital Reserve	32,000,000	1.0000000000
02	6/18/2007	661,200	529,200	Public Subscription	37,800,000	14.0000000000
03	8/31/2007	699,851	38,651	Public Subscription	2,760,784	14.0000000000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
11/16/2007	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure

Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1	Total Assets	1 ,485,992	1,337,483
1.01	Current Assets	912,933	948,266
1.01.01	Cash and Cash Equivalents	328	99
1.01.02	Interbank Investments	466,077	41,281
1.01.02.01	Investments in Open Market	271,152	40,074
1.01.02.02	Investments in Interbank Deposits	194,925	1,207
1.01.03	Securities	37,212	575,260
1.01.03.01	Own Portfolio	37,212	541,227
1.01.03.02	Linked to Repurchase Commitment	0	34,033
1.01.04	Interbank Accounts	351	441
1.01.04.01	Payables and Receivables to be Settled	305	396
1.01.04.02	Deposits at the Central Bank	46	45
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	368,173	299,727
1.01.06.01	Loan Operations – Private Sector	393,405	323,689
1.01.06.02	Provision for Loan Operations Losses	(25,232)	(23,962)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	14,476	9,026
1.01.08.01	Income Receivable	10	2
1.01.08.02	Sundry	14,466	9,024
1.01.09	Other Assets	26,316	22,432
1.01.09.01	Other Assets	118	104
1.01.09.02	Provision for Depreciation of Other Assets	(24)	(24)
1.01.09.03	Prepaid Expenses	26,222	22,352
1.02	Noncurrent Assets	511,202	367,230
1.02.01	Interbank Investments	0	0
1.02.02	Securities	104,695	77,402
1.02.02.01	Own Portfolio	65,618	77,402
1.02.02.02	Restricted Deposits – Brazilian Central Bank	39,077	0
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	373,275	263,825
1.02.05.01	Loan Operations – Private Sector	376,639	266,176
1.02.05.02	Provision for Loan Operations Losses	(3,364)	(2,351)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	8,132	7,631
1.02.07.01	Income Receivable	0	0
1.02.07.02	Sundry	8,132	7,631
1.02.08	Other Assets	25,100	18,372
1.02.08.01	Prepaid Expenses	25,100	18,372
1.03	Permanent Assets	61,857	21,987

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1.03.01	Investments	58,730	18,884
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	58,374	18,529
1.03.01.03	Interest in Direct and Indirect Associated Companies	0	0
1.03.01.04	Other Investments	373	372
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Property and Equipment	2,678	2,667
1.03.02.01	Land and Buildings in Use	1,867	1,867
1.03.02.02	Other Property and Equipment	2,651	2,660
1.03.02.03	Accumulated Depreciation	(1,840)	(1,860)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	449	436
1.03.05.01	Amortization and Expansion Expenses	854	823
1.03.05.02	Accumulated Amortization	(405)	(387)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2	Total Liabilities	1 ,485,992	1,337,483
2.01	Current Liabilities	496,526	422,632
2.01.01	Deposits	326,554	286,402
2.01.01.01	Demand Deposits	1,465	2,223
2.01.01.02	Interbank Deposits	34,855	37,323
2.01.01.03	Time Deposits	290,211	246,832
2.01.01.04	Other Deposits	23	24
2.01.02	Funds Obtained in Open Market	53,850	33,918
2.01.02.01	Own Portfolio	53,850	33,918
2.01.03	Exchange Acceptances and Issuance of Securities	22,231	22,853
2.01.03.01	Securities Issued Abroad	22,231	22,853
2.01.04	Interbank Accounts	233	907
2.01.04.01	Receivables and Payables to be Settled	233	907
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the country	0	0
2.01.08	Onlending abroad	0	0
2.01.09	Other Liabilities	93,658	78,552
2.01.09.01	Collection and Payment of Taxes	351	362
2.01.09.02	Social and Statutory	0	284
2.01.09.03	Tax and Social Security	29,519	22,839
2.01.09.04	Sundry	57,856	50,617
2.01.09.05	Derivative Financial Instruments	5,932	4,450
2.02	Noncurrent Liabilities	232,633	213,645
2.02.01	Deposits	168,570	151,556
2.02.01.01	Interbank Deposits	6,244	6,058
2.02.01.02	Time Deposits	162,326	145,498
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	47,344	48,655
2.02.03.01	Securities Issued Abroad	47,344	48,655
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the country	0	0
2.02.08	Onlending abroad	0	0
2.02.09	Other Liabilities	16,719	13,434
2.02.09.01	Tax and Social Security	6,894	4,602
2.02.09.02	Sundry	4,400	4,372
2.02.09.03	Derivative Financial Instruments	5,425	4,460
2.03	Deferred Income	2	0
2.05	Shareholders' Equity	756,831	701,206

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2.05.01	Paid-In Capital Stock	699,851	661,200
2.05.01.01	Domiciled in the Country	211,891	211,891
2.05.01.02	Domiciled Abroad	449,309	449,309
2.05.01.03	Capital Increase	38,651	0
2.05.02	Capital Reserve	177	177
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	35,686	35,686
2.05.04.01	Legal	2,959	2,959
2.05.04.02	Statutory	32,727	32,727
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(9)	(5)
2.05.06	Retained Earnings/Accrued Losses	21,126	4,148

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.01	Revenues from Financial Intermediation	72,329	209,353	64,477	177,880
3.01.01	Loan Operations	54,075	173,494	59,565	166,154
3.01.02	Income from Securities Operation	18,254	35,859	4,912	11,726
3.02	Financial Intermediation Expenses	(27,268)	(78,025)	(24,370)	(72,177)
3.02.01	Funds Obtained in the Market Operations	(17,259)	(45,104)	(16,094)	(47,835)
3.02.02	Income from Derivative Financial Instruments	(2,447)	(12,348)	(1,735)	(8,930)
3.02.03	Provision for Loan Losses	(7,562)	(20,573)	(6,541)	(15,412)
3.03	Gross Income from Financial Intermediation	45,061	131,328	40,107	105,703
3.04	Other Operation Revenues/Expenses	(19,979)	(87,696)	(22,927)	(49,901)
3.04.01	Fee and Commission Income	2,689	7,754	2,362	8,514
3.04.02	Personnel Expenses	(3,220)	(8,495)	(2,007)	(5,508)
3.04.03	Other Administrative Expenses	(21,834)	(85,804)	(22,250)	(52,908)
3.04.04	Tax Expenses	(3,918)	(10,694)	(2,967)	(8,365)
3.04.05	Other Operating Revenues	7,002	13,109	1,058	5,871
3.04.06	Other Operating Expenses	(1,744)	(6,440)	(479)	(1,061)
3.04.07	Equity in Earnings of Subsidiaries	1,046	2,874	1,356	3,556
3.05	Operating Income	25,082	43,632	17,180	55,802
3.06	Non-operating Income	21	74	(481)	(428)
3.06.01	Revenues	27	80	0	53
3.06.02	Expenses	(6)	(6)	(481)	(481)
3.07	Income Before Taxation/Interests	25,103	43,706	16,699	55,374
3.08	Provision for Income Tax and Social Contribution	(10,293)	(24,772)	(5,826)	(23,001)
3.08.01	Current Income Tax	(7,509)	(18,133)	(4,276)	(16,860)
3.08.02	Current Social Contribution	(2,784)	(6,639)	(1,550)	(6,141)
3.09	Deferred Income Tax	2,167	11,063	348	5,283
3.10	Statutory Interest/Contributions	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.10.01	Interest	0	0	0	0
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.13	Income/Loss for the Period	16,977	29,997	11,221	37,656
	NUMBER OF SHARES, EX-TREASURY (In Units)	106,560,784	106,560,784	100,000,000	100,000,000
	EARNINGS PER SHARE (In Reais)	0.15932	0.28150	0.11221	0.37656
	LOSS PER SHARE (In Reais)				

1 Operations

Paraná Banco S.A. ("Bank") is a multiple bank whose core activity is to borrow and lend money and conduct accessory operations inherent to the commercial and loan portfolios, financing and investment portfolios and credit card management portfolio.

2 Presentation of the financial statements

The Bank's financial statements and the consolidated financial statements, which embrace the financial statements of the Bank, of its subsidiaries and of the Paraná Banco I Receivables Securitization Fund and of the Paraná Banco II Receivables Securitization Fund ("FIDCs") were prepared based on the accounting practices deriving from Brazilian corporation law, associated with the regulations and instructions of the Brazilian National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Securities and Exchange Commission of Brazil ("CVM").

To produce the consolidated financial statements we eliminated interests held by one company in the other, the balances of the financial accounts, revenues, expenses and unrealized earnings between companies. Minority interests in the shareholders' equity and in the result of subsidiaries were presented separately in the consolidated balance sheet and in the consolidated income for the quarter, respectively, where applicable.

We highlight the main companies included in the consolidated and the interest held by the Bank:

	September 30, 2007			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
Tresor Holdings S.A. (a)	11,259	46	332	100.00
Paraná Administradora de Consórcios Ltda. (b)	378	130	(1)	99.99
J. Malucelli Vida e Previdência S.A. (c)	7,400	-	-	99.99
Porto de Cima Holding Ltda. (a)	39,514	-	715	100.00
Receivables Securitization Funds				
Paraná Banco I Receivables Securitization Fund (d)	158,448	41	1,486	26.73
Paraná Banco II Receivables Securitization Fund (d)	134,610	42	(770)	22.17

	June 30, 2007			
Subsidiaries	**Assets**	**Liabilities**	**Result**	**% of interest**
Tresor Holdings S.A. (a)	10,933	59	1,0172	100.00
Paraná Administradora de Consórcios Ltda. (b)	379	130	19	99.99
J. Malucelli Vida e Previdência S.A. (c)	7,400	-	-	99.99
Receivables Securitization Funds				
Paraná Banco I Receivables Securitization Fund (d)	158,354	42	(676)	26.73
Paraná Banco II Receivables Securitization Fund (d)	134,196	43	176	22.17

(a) Holding companies of investment in the indirect associated company J. Malucelli Seguradora S.A.

(b) Investment acquired on April 4, 2006; the company is currently idle.

(c) Company organized on October 17, 2006, subject to the final approval to operate issued by the Superintendence of Private Insurance – SUSEP, pursuant to ordinance no. 2,731 as of August 13, 2007.

(d) Interest represented by 100% of the FIDCs subordinated quotas, which were consolidated for the purposes of presentation in these financial statements, pursuant to CVM Instruction 408 and interpretation contained in the Directive Release CVM/SNC/SEP 01/2007. Therefore, unrealized earnings relative to the Bank's assignment of loan to FIDCs were eliminated in the consolidated, as shown in the reconciliation below. These FIDCs were consolidated since the Bank exercises operating control over the loans assigned to the Funds.

The portions of shareholders' equity and income for the quarter corresponding to interest held by third-parties in the FIDCs, in the amounts of R$219,017 and R$5,023 (R$217,212 and R$6,952 on June 30, 2007), respectively, are presented under time deposits and expenses related to capital raised in the market, respectively.

The reconciliation of shareholders' equity, as of September 30 and June 30, 2007 and of net income for quarters ended on those dates presented at the Bank and consolidated financial statements, is presented as follows:

	September 30, 2007		June 30, 2007	
	Shareholders' Equity	Net Income for the quarter	Shareholders' Equity	Net Income for the quarter
Bank	756,831	16,977	701,206	(3,663)
Unrealized earnings with FIDCs, net of taxes	(6,661)	2,845	(11,125)	8,632
Consolidated	750,170	19,822	690,081	4,969

3 Description of significant accounting policies

a. Statement of income

Income and expenses are recognized on the accrual basis.

As of the second quarter of 2007, expenses related to commissions due to mediation of loan operations and agency fees or business introduction, are recognized in the result based on the duration of loan operation agreements. The balance of deferred commissions is recorded in prepaid expenses. See note 3.m regarding the change of accounting practices.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the allowance for doubtful loans, deferred income tax assets, provision for contingencies and marked-to-market securities. The settlement of transactions involving these estimates may differ from the estimated amounts due to lack of precision inherent to the process of their determination. The Management reviews the estimates and assumptions at least monthly.

c. *Interbank funds invested*

Recorded at the investment or acquisition cost plus the return obtained up to the balance sheet date, net of the provision for adjustment to market value, where applicable.

d. *Securities and derivative financial instruments*

As provided for in the Brazilian Central Bank Circular no. 3068, issued on November 8, 2001, securities classified as "securities available for sale" are stated at cost, plus the return obtained up to the balance sheet date, and adjusted by their respective market value, net of taxes, in contra account to the shareholders' equity account named "Market value adjustments – Securities".

As provided for in BACEN Circular no. 3082, issued on January 30, 2002, the derivative financial instruments were stated at their market values and their gains or losses were recorded in the statement of income for the quarter.

e. *Loans, time deposits, interbank deposits and other assets and liabilities*

Transactions subject to predetermined remuneration rates are recorded at redemption value, and revenues and expenses corresponding to future periods are recorded in write down account of respective assets and liabilities. Transactions subject to floating rates are restated up to the balance sheet date. Regardless of their level of risk, income from loans more than 60 days overdue is only recorded as revenue when effectively received. Income from loan assignments, with or without co-obligation, is recognized in full in the statement of income for the year at the time of assignment, as required by BACEN. In the Consolidated, the loan assignments to FIDCs are still recorded in loan operations and the respective returns are recognized *pro-rata temporis* up to the balance sheet date.

f. *Allowance for doubtful loans*

The provision for loan losses has been made to an amount compatible with the overall credit risk assessment, in accordance with Management analysis and regulations issued by the Brazilian Central Bank, which stipulates the creation of nine risk levels, AA (minimum risk) and H (loss), and minimum provision percentages for each level.

Operations classified as level H remain classified as such for 6 months, when they are then written off against the existing provision and are controlled, for five years, in memorandum accounts and are no longer recorded in balance sheet accounts. The renegotiated operations are retained, at a minimum, at the same level at which they were classified. The renegotiations of loans that had been written off against the provision and which were included in memorandum accounts are classified as H and any gains arising from the renegotiations are only recognized as income when actually received. The allowance for doubtful loans, considered sufficient by Management, meets the minimum requirements established by the aforementioned resolution.

g. *Investments*

Investments in subsidiaries and associated companies are accounted for using the equity method of accounting. Other investments are recorded at cost, and adjusted by a provision for losses.

h. Property, plant and equipment

Stated at acquisition cost net of accumulated depreciation. Depreciation was calculated using the straight-line method, applying the following annual rates: 4% for property for own use; 10% for fixtures, fittings, communication and security systems, and 20% for data processing systems.

i. Provision for income and social contribution taxes

The provision for income tax was calculated using a rate of 15% of taxable income, plus a surcharge of 10% on taxable income in excess of R$240. The social contribution tax was calculated using a rate of 9% of income before tax, adjusted according to current legislation.

The income and social contribution taxes on timing differences are included in "Other receivables – Sundry", and "Other liabilities – Tax and social security" reflected in the net income for the quarter, or, where applicable, in the shareholders' equity.

j. Foreign currency operations balances

Recorded at rates ruling at the balance sheet date.

k. Provisions

A provision is recognized in the balance sheet when the Bank or its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk involved.

l. Change in accounting practice

The Management of the Bank voluntarily decided to change the accounting practice for the recording of commissions incurring on raising of loan under the category of payroll- deductible personal loan; the Management understood that this change will result in a better presentation of its financial statements, and will also provide an alignment with the international accounting rules, which will be adopted by the Brazilian financial institutions as of 2010, and allow the comparison with most of similar-sized banks and publicly-held banks. The Bank recorded these commissions in full in the result, upon the confirmation of the loan operation, and started to record commissions in the result based on the duration of loans. The referred change in accounting practice was carried out in the quarter ended June 30, 2007. We present below the reconciliation of the income for the quarters ended September 30, 2007 and 2006, by the current and previous accounting practice:

Bank

	Quarter ended on September 30	
	2007	2006
Reconciliation of net income		
Net income according to previous accounting practice	9,976	11,796
Effect of the deferred commissions	10,607	(871)
Effect of the income tax and social contribution	(3,606)	296
Net income according to current accounting practice	16,977	11,221

Consolidated

	Quarter ended on September 30,	
	2007	**2006**
Reconciliation of net income		
Net income according to previous accounting practice	12,864	6,930
Effect of the deferred commissions	10,543	407
Effect of the income tax and social contribution	(3,585)	(138)
Net income according to current accounting practice	19,822	7,199

4 Cash and cash equivalents

On September 30, 2007, the consolidated includes R$7,400 (same balance on June 30, 2007) of indexed blocked funds, (not indexed up to January 26, 2007), deposited as part of the organization of J. Malucelli Vida e Previdência S.A., which is in a pre-operating stage. These funds were unblocked in October 2007.

5 Interbank funds invested

These refer to purchase and sale commitments and investments in interbank deposits, as follows:

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Purchase and sale commitments – Own portfolio position				
Financial Treasury Bills	10,421	40,074	10,421	43,175
National Treasury Bills	260,731	-	272,506	-
Investment in Interbank deposits	194,925	1,207	194,925	1,207
Total	466,077	41,281	477,852	44,382

6 Securities and derivative financial instruments

a. Securities

Securities were classified as available for sale and are presented as follows:

	September 30, 2007						
Type of Security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	24,872	24,872	24,878	(6)
FIDCs	-	16,658	20,554	40,746	77,958	77,958	-
Pegged to the Central Bank							
LFT (*)	-	-	-	39,077	39,077	39,084	(7)
Total – Bank	-	16,658	20,554	104,695	141,907	141,920	(13)
Own portfolio							
LFT (*)	-	-	-	24,872	24,872	24,878	(6)
LTN (*)	-	-	-	1,140	1,140	1,140	-
Investment funds	16,474	-	-	-	16,474	16,474	-
Pegged to the Central Bank							
Own portfolio	-	-	-	39,077	39,077	39,084	(7)
Total – Consolidated	16,474	-	-	65,089	81,563	81,576	(13)
Tax effects							4
Net adjustment to shareholders' equity – Bank and Consolidated							(9)

	September 30, 2007						
Type of security	On demand	Up to 6 months	From 6 months to 1 year	More than 1 year	Market value	Cost	Adjustment to shareholders' equity
Own portfolio							
LFT (*)	-	-	-	28,515	28,515	28,519	(4)
LTN (*)	-	514,861	-	-	514,861	514,861	-
FIDCs	-	7,552	18,814	48,887	75,253	75,253	-
Pegged to repurchase commitment							
LFT (*)	-	34,033	-	-	34,033	34,037	(4)
Total – Bank	-	556,446	18,814	77,402	652,662	652,670	(8)
Own portfolio							
LFT (*)	-	1,109	-	28,515	29,624	29,628	(4)
LTN (*)	-	514,861	-	-	514,861	514,861	-
Investment Funds	6,939	-	-	-	6,939	6,939	-
Pegged to repurchase commitment							
LFT (*)	-	34,033	-	-	34,033	34,037	(4)
Total – Consolidated	6,939	550,003	-	28,515	585,457	585,465	(8)
Tax effects							3
Net adjustment to shareholders' equity – Bank and Consolidated							(5)

(*) The market value of Brazilian government bonds are obtained using the rates published by ANDIMA - the National Association of Open Market Institutions.

b. *Derivative financial instruments (Bank and Consolidated)*

Derivative financial instruments portfolio comprised by swap contracts as of September 30 and June 30, 2007 was presented as follows:

	September 30, 2007					
	Memorandum accounts	On balance sheet - receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	41,177	-	-	-	-	-
Liabilities						
CDI (Interbank Deposit Certificate)	52,534	(5,932)	(5,425)	(11,357)	(10,589)	(768)

	June 30, 2007					
	Memorandum accounts	On balance sheet – receivable (payable)				
	Notional amount	Up to 1 year	From 1 to 3 years	Market value	Cost	Market value adjustment
Assets						
Foreign currency	42,742	-	-	-	-	-
Liabilities						
CDI (Interbank Deposit Certificate)	51,652	(4,450)	(4,460)	(8,910)	(8,139)	(771)

Swap transactions were taken as partial hedge against exchange variation risks on securities obligations issued abroad through issuing fixed rate notes.

7 Loans and allowance for doubtful loans

a. Portfolio by type of loan

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Overdraft-secured check	526	273	526	273
Overdraft- secured account	616	1,253	616	1,253
Working capital	417	400	417	400
Personal loans in installments	745,473	568,153	991,972	821,586
Financing	20,752	17,282	20,752	17,282
Discounted securities	15	-	15	-
Payroll-deductible loan -credit card (a)	2,245	2,504	2,245	2,504
Total	770,044	589,865	1,016,543	843,298

(a) Credit limit amount used in the revolving credit format.

b. Loan portfolio by maturity, customer type and economic activity

Bank

		Installments not yet due				2007	
	Installments overdue equal to or more than 15 days	Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	September 30	June 30
Industry	-	-	-	-	-	-	31
Commerce	127	758	590	1,291	-	2,766	1,524
Individuals	82,741	88,189	221,000	323,070	52,278	767,278	588,310
Total - September 30	82,868	88,947	221,590	324,361	52,278	770,044	589,865
Total - June 30	79,859	72,137	171,693	232,273	33,903	589,865	

Consolidated	Installments overdue equal to or more than 15 days	Installments not yet due: Up to 3 months	From 3 to 12 months	From 1 to 3 years	More than 3 years	2007: September 30	June 30
Industry	-	-	-	-	-	-	31
Commerce	127	758	590	1,291	-	2,766	1,524
Individuals	87,378	132,169	311,556	430,396	52,278	1,013,777	841,743
Total - September 30	87,505	132,927	312,146	431,687	52,278	1,016,543	843,298
Total - June 30	80,371	116,703	253,458	358,863	33,903	843,298	

c. *Loan portfolio by risk grade*

September 30, 2007				Bank		Consolidated	
Level	Situation	Days overdue	% of provision	Total	Provision	Total	Provision
AA	Normal		0.00%	-	-	-	-
A	Normal		0.50%	645,559	3,228	874,052	4,501
B	Normal		1.00%	14,517	145	18,411	184
	Overdue	From 15 to 30	1.00%	30,033	300	30,688	307
C	Normal		3.00%	24,602	738	28,439	853
	Overdue	From 31 to 60	3.00%	18,651	559	18,903	567
D	Normal		10.00%	557	55	1,865	187
	Overdue	From 61 to 90	10.00%	6,153	615	6,264	626
E	Normal		30.00%	413	124	1,484	445
	Overdue	From 91 to 120	30.00%	4,845	1,453	4,918	1,475
F	Normal		50.00%	234	117	1,225	613
	Overdue	From 121 to 150	50.00%	4,173	2,086	4,222	2,111
G	Normal		70.00%	143	100	2,356	1,649
	Overdue	From 151 to 180	70.00%	3,628	2,540	3,650	2,555
H	Normal		100.00%	1,152	1,152	4,675	4,675
	Overdue	More than 180	100.00%	15,384	15,384	15,391	15,391
	Total			770,044	28,596	1,016,543	36,139

June 30, 2007

Level	Situation	Days overdue	% of provision	Bank Total	Bank Provision	Consolidated Total	Consolidated Provision
AA	Normal		0.00%	-	-	-	-
A	Normal		0.50%	483,352	2,417	720,933	2,785
B	Normal		1.00%	7,469	75	12,546	125
	Overdue	From 15 to 30	1.00%	26,311	263	26,697	267
C	Normal		3.00%	17,023	511	19,701	591
	Overdue	From 31 to 60	3.00%	18,163	545	18,252	548
D	Normal		10.00%	740	74	3,731	373
	Overdue	From 61 to 90	10.00%	7,780	778	7,809	781
E	Normal		30.00%	335	100	1,560	468
	Overdue	From 91 to 120	30.00%	5,778	1,733	5,786	1,736
F	Normal		50.00%	91	45	785	393
	Overdue	From 121 to 150	50.00%	4,318	2,159	4,318	2,159
G	Normal		70.00%	85	60	657	460
	Overdue	From 151 to 180	70.00%	2,881	2,014	2,881	2,016
H	Normal		100.00%	911	911	3,014	3,014
	Overdue	More than 180	100.00%	14,628	14,628	14,628	14,628
	Total			589,865	26,313	843,298	30,344

d. Breakdown of allowance for doubtful loans

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Opening balance	26,313	24,317	30,344	26,018
Recording	7,562	7,964	11,036	10,331
Written off	(5,279)	(5,968)	(5,241)	(6,005)
Closing balance	28,596	26,313	36,139	30,344
Recovery of written off loans	1,082	1,001	1,082	1,001

e. *Concentration of loans and credit risk*

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Ten largest debtors	3,993	1,901	3,993	1,901
Percentage of the total loan portfolio	0.52%	0.32%	0.39%	0.23%
Next fifty largest debtors	6,130	5,281	6,130	5,281
Percentage of the total loan portfolio	0.80%	0.90%	0.60%	0.63%

f. *Renegotiated loans*

There were no renegotiated loans as of September 30 and June 30, 2007.

g. *Loan assignment*

Loans with co-obligation were not assigned in the 3rd quarter of 2007. The outstanding balance of these assignments as of September 30, 2007, was R$77,958 and on June 30, 2007, was R$89,229.

In the 3rd quarter of 2007, by way of a loan assignment agreement without co-obligation, the Bank assigned to FIDC amounts deriving from financing awarded as payroll-deductible personal loans to the amount of R$48,073 and R$78,841 in the 2nd quarter of 2007, recording a gain of R$4,763 and R$9,636 respectively, recorded as income from loans. In the Consolidated, the portfolio assigned to FIDCs remains recorded under loan operations and the respective earnings are recognized *pro-rata temporis* up to the balance sheet date.

Loan assignment cooperation agreements were executed in 2005 with Banco Bradesco S.A. for a term of up to 5 years, amounting up to R$30,000 per month, providing the total does not exceed the amount of R$500,000. Such agreements were also executed with other financial institutions for varied terms, with a maximum amount of up to R$401,950. The unused balance available under these agreements as of September 30, 2007 was R$780,981 (R$606,936 on June 30, 2007).

8 Other receivables – sundry

Current

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Deferred income and social contribution taxes	1,519	1,400	5,344	5,221
Prepaid income and social contribution taxes	9,455	5,461	9,455	5,461
Purchases billable – MasterCard (a)	386	426	386	426
Recoverable Taxes	-	-	1,428	1,623
Covenant Loans (b)	2,301	1,093	2,301	1,093
Sundry debtors – other institutions	329	352	329	352
Other loans	476	292	397	503
Total	14,466	9,024	19,640	14,679

(a) Refers to amounts receivable, by invoice issued to the credit card holders. This amount represents the total of the invoices in the month, the balance of which can be paid in full or to the minimum amount, in which case it is financed with revolving credit.

(b) Refers to amounts transferred by accredited bodies, corresponding to written off loan installments to be offset against amounts pending regularization stated in current liabilities.

Non current

	Bank		Consolidated	
	2007		2007	
	June 30	March 31	June 30	March 31
Deferred income and social contribution taxes	6,058	5,588	9,884	10,906
Judicial deposits	2,074	2,043	2,074	2,043
Dividends Receivable	-	-	610	610
Other	-	-	69	-
Total	8,132	7,631	12,637	13,559

9 Interest in domestic subsidiaries and associated company

	Bank				
On September 30, 2007	Tresor Holdings S.A. (a)	Paraná Administradora de Consórcio Ltda. (b)	J. Malucelli Vida e Previdência S.A. (c)	Porto de Cima Holding Ltda. (d)	Total
Information about subsidiaries					
Number of outstanding quotas/shares (in thousands)	39	9,212	7,400	38,799	
Shareholders' equity	11,213	248	7,400	39,514	
Net income (loss) for the quarter	332	(1)	-	715	
Information about investments in subsidiaries					
Number of quotas/shares owned (in thousands)	39	9,212	7,399	38,799	
Percentage of interest	100.00%	99.99%	99.99%	100.00%	
Breakdown of accounts					
Opening balances	10,881	249	7,399	-	18,529
Acquisition of investments	-	-	-	1	1
Equity in operating earnings of subsidiaries	332	(1)	-	715	1,046
Capital increase	-	-	-	38,798	38,798
Balances of investments	11,213	248	7,399	39,514	58,374
Balances with the Bank					
Assets	41	373	-	-	
Revenues	-	11	-	-	
Main accounts in balance sheet and income statement					
Assets					
Cash and cash equivalents	41	1	7,400	1	
Financial investments	-	373	-	-	
Investment in associated company	10,298	-	-	24,434	
Investment in associated company - goodwill	-	-	-	15,079	
Other	920	4	-	-	
Liabilities	46	130	-	-	
Shareholders' equity	11,213	248	7,400	39,514	
Revenues	327	11	-	862	
Expenses	(5)	(12)	-	(147)	

(a) Holding company of 30% of common shares (equivalent to 15% of the capital) in the associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance

company was calculated based on the financial statements as of September 30, 2007, whose main balances are: (1) number of shares held - 1,246,139 common share; (2) shareholders' equity – R$68,653; (3) net income for the quarter – R$2,902; (4) investment value – R$10,298; (5) equity in earnings of subsidiaries – R$327.

(b) Investment acquired on April 4, 2006, the company was idle.

(c) Company incorporated on October 17, 2006, and ratified pursuant to Ordinance no. 2,731 as of August 13, 2007.

(d) Holding company of the 19% investment of common shares and 61% of preferred shares (equivalent to 40% of the capital) in the associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance company was calculated based on the financial statements as of September 30, 2007, whose main balances are: (1) number of shares held – 800,622 common shares and 2,570,418 preferred shares; (2) shareholders' equity – R$68,653; (3) net income for the quarter – R$2,902; (4) investment value – R$39,513; (5) equity in earnings of subsidiaries – R$862. The goodwill assessed in the acquisition of this investment refers to the difference between the issuance value of the Bank's shares resulting from the subscription exercise of the first bonus carried out by Advent Internacional on August 29, 2007, and the book value of the insurance company's shares on July 31, 2007.

	Bank			
On June 30, 2007	**Tresor Holdings S.A. (a)**	**Paraná Administradora de Consórcio Ltda. (b)**	**J. Malucelli Vida e Previdência S.A. (c)**	**Total**
Information about subsidiaries				
Number of outstanding quotas/shares (in thousands)	39	13,212	7,400	
Shareholders' equity	10,881	249	7,400	
Net income for the half-year	1,017	19	-	
Information about investments in subsidiaries				
Number of quotas/shares owned (in thousands)	39	13,211	7,399	
Percentage of interest	100.00%	99.99%	99.99%	
Breakdown of accounts				
Opening balances	9,864	230	7,399	17,493
Equity in operating earnings of subsidiaries	1,017	19	-	1,036
Balances of investments	10,881	249	7,399	18,529
Balances with the Bank				
Assets	42	374	-	
Revenues	-	11	-	
Main accounts in balance sheet and income statement				
Assets				
Cash and cash equivalents	42	1	7,400	
Financial investments	-	374	-	
Investment in associated company	9,971	-	-	
Other	920	4	-	
Liabilities	(52)	(130)	-	
Shareholders' equity	10,881	249	7,400	
Revenues	1,017	24	-	
Expenses	-	(5)	-	

(a) Holding company of 30% in the indirect associated company J. Malucelli Seguradora S.A. The equity in earnings of the insurance company was calculated based on the financial statements as of June 30, 2007, whose main balances of this associated company on this

date are: (1) number of shares held - 1,246,140 common shares; (2) shareholders' equity – R$66,472; (3) net income for the quarter – R$4,840; (4) investment value – R$9,971; (5) equity in earnings of subsidiaries – R$1,012.

(b) Investment acquired on April 4, 2006, the company was idle.

(c) Company incorporated on October 17, 2006, the company was in a pre-operating stage.

10 Deposits

The breakdown by maturity term follows:

Bank

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**9/30/2007**	**6/30/2007**	**9/30/2007**	**6/30/2007**	**9/30/2007**	**6/30/2007**
On demand	1,488	2,247	-	-	-	-
Up to 90 days	-	-	22,502	22,277	118,850	154,521
From 91 to 360 days	-	-	12,353	15,046	171,361	92,311
More than 360 days (a)	-	-	6,244	6,058	162,326	145,498
Total	1,488	2,247	41,099	43,381	452,537	392,330

Consolidated

	Demand and other deposits		Interbank deposits		Time deposits	
Maturity	**9/30/2007**	**6/30/2007**	**9/30/2007**	**6/30/2007**	**9/30/2007**	**6/30/2007**
On demand	1,447	2,205	-	-	-	-
Up to 90 days	-	-	22,502	22,277	118,850	154,521
From 91 to 360 days	-	-	12,353	15,046	296,618	200,759
More than 360 days (a)	-	-	6,244	6,058	255,713	253,888
Total	1,447	2,205	41,099	43,381	671,181	609,168

(a) As of September 30, 2007 time deposits, within the maturity term of over 360 days, were obtained at rates ranging between 11.00% and 12.80% (from 12.24% to 20.10% on June 30, 2007) per annum in prefixed transactions and 100.00% and 113.00% (same on June 30, 2007) of the variation recorded by the Interbank Deposit Certificates in floating transactions.

11 Funds obtained in open market (Bank and Consolidated)

On September 30, 2007, they refer to repurchase operations to settle, tied to federal government bonds, in the amount of R$53,850 (R$33,918 June 30, 2007), maturing by October 1, 2007.

12 Acceptances and endorsements (Bank and Consolidated)

Refers to obligations on securities issued abroad obtained by issuing fixed rate notes to the amount of US$36,000 thousand (US$36,000 thousand on June 30, 2007), as follows:

Tranche (in US$ thousands)	Maturity	Interest rate	September 30, 2007	June 30, 2007
5,000	11/19/2007	8.0000%	10,202	10,489
6,000	2/13/2008	7.9852%	12,029	12,364
20,000	11/27/2008	7.6543%	37,739	38,778
5,000	2/13/2009	7.5209%	9,605	9,877
Total			69,575	71,508
Current			22,231	36,441
Long-term liabilities			47,344	52,374

13 Other liabilities – sundry

	Bank		Consolidated	
	2007		2007	
Current	September 30	June 30	September 30	June 30
Provision for payment related to - other administrative expenses	4,331	5,057	4,331	5,142
Receipt of loan operations pending regularization (a)	41,833	36,330	41,833	36,330
Accounts payable – credit cards (b)	343	526	343	526
Sundry creditors - domestic	10,159	7,861	5,109	4,138
Other	1,190	843	1,273	843
Total	57,856	50,617	52,889	46,979

(a) Refers to loan amounts paid by customers, where the transaction to be written off has not yet been identified, and the amounts to be transferred to the assignees, referring to assigned loans, the collection of which is made by the Bank.

(b) Refers to amounts payable to storekeepers.

	Bank		Consolidated	
	2007		2007	
Long-term liabilities	September 30	June 30	September 30	June 30
Provision for civil contingencies	3,144	3,041	3,144	3,041
Provision for labor contingencies	1,256	1,331	1,256	1,331
Remaining available funds not claimed by consortium members	-	-	128	128
Total	4,400	4,372	4,528	4,500

14 Provisions, liabilities, contingent assets and liabilities (Bank and Consolidated)

The Bank is party in judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

a. Composition of provisions

Based on information from its legal advisors, an analysis of the pending legal proceedings, and as to labor claims, based on previous experience with regards to amounts claimed, Management recorded provisions for amounts considered sufficient to cover possible losses from the current lawsuits, as follows:

	2007	
Bank and consolidated	September 30	June 30
Civil	3,144	3,041
Labor	1,256	1,331
Tax	1,906	1,638
	6,306	6,010

b. Breakdown in the provisions

	September 30, 2007				
	Balances as of June 30	Additions to the provision	Reversals	Payment	Balances as of September 30
Civil	3,041	532	(123)	(306)	3,144
Labor	1,331	1	(68)	(8)	1,256
Tax	1,638	268	-	-	1,906
	6,010	801	(191)	(314)	6,306

	June 30, 2007				
	Balances as of April 1	Additions to the provision	Reversals	Payment	Balances as of June 30
Civil	1,418	1,725	(55)	(47)	3,041
Labor	1,407	17	(93)	-	1,331
Tax	1,591	47	-	-	1,638
	4,416	1,789	(148)	(47)	6,010

c. Contingent assets and liabilities

As of September 30, 2007, there are other proceedings assessed by the Company's legal counsels as being a possible or remote risk relating to civil and labor claims to the amount of R$638 and R$6,421 respectively, (R$621 and R$6,249 on June 30, 2007), for which no provision was recorded considering that accounting practices adopted in Brazil do not require to record them in the books.

As of September 30, 2007, the Bank has other contingent liabilities involving tax issues to the estimated amount of R$2,177 (R$2,119 on June 30, 2007) rated as a possible or remote risk, for which no provision for losses has been recorded in the financial statements. The main proceedings are as follows:

- Social contribution: Proceeding contesting the tax assessment issued to collect the social contribution on the IPC 90 monetary restatement difference, the Management estimates the risk at R$961 (R$935 on June 30, 2007).

- INSS on freelance workers: judicial proceeding to dismiss the assessment notice referring to the demand for social security contributions resulting from workers deemed not to be freelance. Bank Management estimates the risk involved to be R$1,188 (R$1,156 on June 30, 2007).

No contingency gains were recorded in the quarters ended September 30 and June 30, 2007.

15 Income and social contribution taxes

a. Current quarter income and social contribution taxes charge

	Bank		Consolidated	
	Quarter ended on September 30			
	2007	2006	2007	2006
Net income before tax on income	25,103	16,699	29,408	10,679
Income and social contribution taxes charge at the nominal rates of 25% e 9%, respectively	(8,535)	(5,678)	(9,999)	(3,630)
Permanent deductions and (additions)	409	200	413	150
Interest in subsidiaries/associated companies	356	461	404	210
Other	53	(261)	9	(60)
Income and social contribution taxes overdue on the income for the quarter	(8,126)	(5,478)	(9,586)	(3,480)

b. Breakdown of income and social contribution tax expenses

	Bank		Consolidated	
	Quarter ended on September 30			
	2007	2006	2007	2006
Deferred taxes – recording in the quarter on timing differences	2,167	348	701	3,190
Current taxes – Income and social contribution taxes	(10,293)	(5,826)	(10,287)	(6,670)
Total	(8,126)	(5,478)	(9,586)	(3,480)

c. Origin and investments of deferred income and social contribution taxes

	Bank			
	September 30, 2007			
Description	**Balances as of July 1**	**Constitution**	**Realization**	**Balances as of September 30**
Income and contribution taxes				
On allowance for doubtful loans	5,489	579	-	6,077
On provision for tax, labor and civil contingencies	1,487	71	(62)	4
On market value adjustments of securities	3	1	-	4
	6,988	651	(62)	7,577
Deferred income and social contribution taxes - liabilities				
On deferred commission expenses	6,568	-	(1,580)	4,988

	Bank			
	September 30, 2007			
Description	**Balances as of April 1**	**Constitution**	**Realization**	**Balances as of June 30**
Income and contribution taxes				
On allowance for doubtful loans	4,161	1,486	(149)	5,498
On provision for tax, labor and civil contingencies	961	582	(56)	1,487
On market value adjustments of securities	2	1	-	3
	5,124	2,069	(205)	6,988
Deferred income and social contribution taxes - liabilities				
On deferred commission expenses	7,508	-	(940)	6,568

	Consolidated			
	September 30, 2007			
Description	**Balances as of July 1**	**Constitution**	**Realization**	**Balances as of September 30**
Deferred income and social contribution taxes - assets				
On unrealized earning with FIDC	9,139	-	(1,488)	7,651
On allowance for doubtful loans	5,498	579	-	6,077
On provision for tax, labor and civil contingencies	1,487	71	(62)	1,496
On market value adjustments of securities	3	1	-	4
	16,127	651	(1,550)	15,228
Deferred income and social contribution taxes - liabilities				
On deferred commission expenses	*10,809*	-	(1,601)	9,208

	Consolidated			
	September 30, 2007			
Description	Balances as of April 1	Constitution	Realization	Balances as of June 30
Deferred income and social contribution taxes - assets				
On unrealized earning with FIDC	8,601	1,788	(1,250)	9,139
On allowance for doubtful loans	4,161	1,486	(149)	5,498
On provision for tax, labor and civil contingencies	961	582	(56)	1,487
On market value adjustments of securities	2	1	-	3
	13,725	3,857	(1,455)	16,127
Deferred income and social contribution taxes - liabilities				
On deferred commission expenses	11,211	-	(402)	10,809

d. Projected realization of tax credits on timing differences

Bank

	September 30, 2007		
	Income tax	Social contribution tax	Total
2007/2008	1,115	404	1,519
2008/2009	1,112	403	1,515
2009/2010	1,112	403	1,515
2010/2011	1,111	403	1,514
2010/2011	1,111	403	1,514
Total	5,561	2,016	7,577

Bank

	June 30, 2007		
	Income tax	Social contribution tax	Total
2007/2008	1,029	371	1,400
2008/2009	1,027	370	1,397
2009/2010	1,027	370	1,397
2010/2011	1,027	370	1,397
2010/2011	1,027	370	1,397
Total	5,137	1,851	6,988

The present value of the tax credits, considering the average funding rate, is R$5,268 (R$4,858 on June 30, 2007).

Bank

	September 30, 2007		
	Income tax	Social contribution tax	Total
2007/2008	3,928	1,416	5,344
2008/2009	3,924	1,416	5,340
2009/2010	1,112	403	1,515
2010/2011	1,112	403	1,515
2011/2012	1,111	403	1,514
Total	11,187	4,041	15,228

Bank

	June 30, 2007		
	Income tax	Social contribution tax	Total
2007/2008	3,839	1,382	5,221
2008/2009	3,721	1,339	5,060
2009/2010	2,244	808	3,052
2010/2011	1,027	370	1,397
2011/2012	1,027	370	1,397
Total	11,858	4,269	16,127

The present value of the tax credits, considering the average funding rate, is R$11,609 (R$12,357 on June 30, 2007).

e. *Unrecognized tax credits (Bank and Consolidated)*

The Bank and the subsidiaries have no tax credits which were not recorded in the financial statements as of September 30 and June 30, 2007.

16 Shareholders' equity

a. *Capital stock*

The Bank's fully subscribed and paid-in capital stock consists of 60,600,000 registered common shares and 14,583,036 (10,890,931 on June 30, 2007) preferred shares held by domestic shareholders and 31,377,748 (32,309,069 on June 30, 2007) preferred shares held by shareholders domiciled abroad, all of them non-par shares.

The Board of Directors' Meeting held on August 31, 2007 resolved to increase the Bank's capital stock, by means of issue of 2,760,784 preferred shares, all of them registered, non-par and non-voting right shares, which were purpose of the subscription right exercise set forth in the 01/02 bonus issued on April 27, 2007, held by "Fors Holding" (owned by Advent Internacional), the Bank's capital stock was increased from R$661;200 to R$699,851. This resolution was ratified by the Brazilian Central Bank on October 10, 2007.

b. *Capital reserve*

Refers to the restatement of the CETIP financial securities, which is conducted based on information provided by this entity.

c. *Revenue reserves*

The legal reserve is formed by 5% of the net income for the year, limited to 20% of the capital stock.

The statutory reserve refers to the reserve for the entirety of shareholders' equity, which aims at ensuring funds to meet the regulatory and operational needs of the shareholders' equity of the Bank and its subsidiaries, and this reserve may be converted into capital stock by resolution of the Board of Directors, observing the limit of authorized capital, and may be composed, observing the Board of Directors' proposal, with up to 85% of the net income remaining after the allocations to legal reserve and minimum mandatory dividend, and may not exceed the value of the capital stock.

In accordance with the statutory provisions, the Board of Directors proposes distribution of the net income for the period after the formation of the legal reserve and payment of the minimum mandatory dividend, and its proposal is taken to the Annual General Meeting for approval.

d. Dividends and interest on shareholders' equity

Shareholders are assured minimum dividends of 25% of the net income for the year, adjusted pursuant to corporation law. The interest on shareholders' equity is calculated according to the criteria specified by existing tax legislation. The accounting records comply with the accounting guidelines issued by the Brazilian Central Bank, where the expense incurred is reclassified from the statement of income to retained earnings, in order to produce and publish the financial statements in accordance with Circular 2739, article 3, issued by the Brazilian Central Bank on February 19, 1997. Neither dividends nor interest on shareholders' equity was paid in the quarter.

17 Related party transactions

Bank

	September 30, 2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	382	-	-
Time deposits	90,413	-	2,590
Services rendered	-	-	551
Reimbursement of income/expenses	-	6	4
Rental	-	27	-

Bank

	June 30, 2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	870	-	-
Time deposits	85,685	-	2,646
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	59	383
Rental	-	41	-

Consolidated

	September 30, 2007		
Description	**Liabilities**	**Income**	**Expenses**
Demand deposits	341	-	-
Time deposits	90,040	-	2,579
Services rendered	-	-	551
Reimbursement of income/expenses	-	-	4
Rental	-	23	-

Consolidated

Description	June 30, 2007 Liabilities	Income	Expenses
Demand deposits	828	-	-
Time deposits	85,311	-	2,632
Services rendered	-	-	1,185
Reimbursement of income/expenses	-	-	406
Rental	-	34	-

Time deposits and other related party transactions are made under term conditions and market rates.

18 Other administrative expenses

	Bank		Consolidated	
	Quarter September June 30			
	2007	2006	2007	2006
Commissions and brokerage	(15,182)	(15,112)	(15,247)	(14,236)
Specialized technical services	(2,672)	(3,124)	(2,685)	(3,208)
Data processing	(625)	(567)	(625)	(574)
Advertising and marketing	(404)	(481)	(404)	(481)
Financial system service expenses	(371)	(436)	(608)	(474)
Communications expenses	(362)	(294)	(362)	(295)
Transportation expenses	(183)	(171)	(183)	(172)
Special offers and public relations	(272)	(308)	(272)	(308)
Other	(1,763)	(1,757)	(1,826)	(1,887)
Total	(21,834)	(22,250)	(22,212)	(21,635)

19 Other operating income and expenses

	Bank		Consolidated	
	Quarter ended September 30			
	2007	2006	2007	2006
Other income				
Foreign exchange variation	1,949	802	1,949	802
Commission on settlement in advance	4,729	-	4,729	-
Reversal of provision for civil and labor contingencies	191	147	191	147
Other	133	109	127	105
Total	7,002	1,058	6,996	1,054
Other expenses				
Monetary restatement of provisions	-	-	-	(97)
Loan assignment losses	(798)	(190)	(1,357)	(190)
Civil, labor and tax contingencies	(801)	(281)	(801)	(281)
Other	(145)	(8)	(145)	(11)
Total	(1,744)	(479)	(2,303)	(579)

20 Other information

a. The Bank maintains shareholders' equity compatible with the level of risk presented by its asset structure, calculated on a consolidated basis with J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda., which constitute the Financial Conglomerate, pursuant to BACEN Resolution 2099/94 and subsequent regulations. On September 30, 2007, the adjusted shareholders' equity accounted for 71.94% (97.14% on June 30, 2007) of the risk-weighted assets, greater than the minimum required index of 11%.

b. The Bank has a computer and data processing equipment leasing agreement with a remaining term of 17 months. Leasing expenses in the quarter amounted to R$114 (R$111 on June 30, 2007).

c. The guarantees awarded by the Bank amounted to R$539 (R$405 on June 30, 2007).

d. The Bank and its subsidiaries sponsor a supplementary pension plan for their employees, who adhered to the plan making defined contributions, in the financial capitalization scheme, which was introduced in December 2004. The Bank is only responsible for the administrative expenses and the costs related to the insurance premium for participants' disability and death benefits. In the quarter ended September 30, 2007 the contributions amounted to R$81 and on June 30, 2007 amounted to R$83 for the Bank and for the Consolidated. The contributions related to accumulation of the plan's obligations are shouldered in full by the participants.

e. The associated company J. Malucelli Distribuidora de Títulos e Valores Mobiliários Ltda. manages investment funds, whose net assets as of September 30, 2007 amount to R$414,230 (R$394,009 on June 30, 2007).

f. The main financial instruments as of September 30 and June 30, 2007 and 2006 refer to securities, which are valued at market value and disclosed in note 6, the loans, time deposits and acceptances and endorsements, whose market values are:

	Bank		Consolidated	
	2007		2007	
	September 30	June 30	September 30	June 30
Loans	796,413	576,431	1,042,912	826,974
Time deposits	450,566	390,561	669,210	607,399
Acceptances and endorsements	61,640	76,738	61,640	76,738

The market values were calculated by discounting cash flows according to the ruling contractual conditions and market rates on the balance sheet date. The carrying value of the other financial instruments approximates the market value on the balance sheet date.

g. On March 6, 2007 a share purchase and sale agreement was executed with Advent International ("Advent"), to buyback 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by Advent at an amount referenced in the price per share of the Bank, offered to investors in the Initial Public Offering of Preferred Shares ("IPO"). Pursuant to said agreement, the Bank's Board of Directors resolved, on April 27, 2007, on the issuance of two subscription bonuses, which were acquired by Advent on that same date. This subscription bonus will afford Advent the right to subscribe 2,760,784 and 4,572,548 non-voting preferred shares in the Bank, respectively, in capital increase to be privately executed by the Bank, at the price determined at the IPO. The bonus subscription of 2,760,784 shares was exercised on August 29, 2007. The exercise of the subscription

bonus that grants Advent the right to subscribe 4,572,548 shares was subject to the approval of the transfer of control of the Insurance Company to the Bank by SUSEP. The Insurance Company's shares will be transferred to the Bank on the dates the on which the Bank's shares are issued and paid-in by Advent on account of subscription bonus conversion. Once approved by SUSEP, the Bank will hold 100% of the Insurance Company's shares. The goodwill amount in the acquisition of shares of the Insurance Company is determined upon the effectiveness of each subscription bonus.

h. On August 28, 2007, the Bank's Board of Directors resolved, due to the ratification by SUSEP of the resolutions of the Extraordinary General Meeting of J. Malucelli Seguradora S.A. held on March 6, 2007, pursuant to Ordinance no. 697 as of August 24, 2007, published in the Official Gazette of the Federal Government of August 27, 2007, that it was ratified the Share Purchase and Sale Agreement entered into by the Bank with the purpose of acquiring shares from the Insurance Company on March 6, 2007, postponed to April 27, 2007 ("Agreement"), having the Bank being authorized to acquire, directly or indirectly by an assignee subsidiary of the Bank of rights and liabilities of the Agreement, minority interest of 800,622 registered common shares and 2,570,418 registered preferred shares with no voting right issued by the Insurance Company, in compliance with the terms and conditions of the Agreement.

21 Subsequent event

On October 19, 2007, the Bank's Board of Directors resolved on the acquisition of up to 4,156,481 preferred shares issued by the Bank itself up to October 15, 2008. The Bank aims at increasing the value generation to the shareholders through an efficient management of the capital structure.

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

See information on chart 08.01.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure

Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1	Total Assets	1,697,364	1,543,006
1.01	Current Assets	1,057,854	1,076,339
1.01.01	Cash and Cash Equivalents	7,779	7,569
1.01.02	Interbank Investments	477,852	44,382
1.01.02.01	Investments in Open Market	282,927	43,175
1.01.02.02	Investments in Interbank Deposits	194,925	1,207
1.01.03	Securities	16,474	556,942
1.01.03.01	Own Portfolio	16,474	522,909
1.01.03.02	Linked to Repurchase Commitment	0	34,033
1.01.04	Interbank Accounts	351	441
1.01.04.01	Payables and Receivables to be Settled	305	396
1.01.04.02	Deposits at the Central Bank	46	45
1.01.05	Interdepartmental Accounts	0	0
1.01.06	Loan Operations	503,087	424,552
1.01.06.01	Loan Operations – Private Sector	532,578	450,532
1.01.06.02	Provision for Loan Operations Losses	(29,491)	(25,980)
1.01.07	Leasing Operations	0	0
1.01.08	Other Receivables	19,653	14,684
1.01.08.01	Income Receivable	13	5
1.01.08.02	Sundry	19,640	14,679
1.01.09	Other Assets	32,658	27,769
1.01.09.01	Other Assets	118	104
1.01.09.02	Provision for Depreciation of Other Assets	(24)	(24)
1.01.09.03	Prepaid Expenses	32,564	27,689
1.02	Noncurrent Assets	586,213	453,235
1.02.01	Interbank Investments	0	0
1.02.02	Securities	65,089	28,515
1.02.02.01	Own Portfolio	26,012	28,515
1.02.02.02	Restricted Deposits – Brazilian Central Bank	39,077	0
1.02.03	Interbank Accounts	0	0
1.02.04	Interdepartmental Accounts	0	0
1.02.05	Loan Operations	477,317	388,402
1.02.05.01	Loan Operations – Private Sector	483,965	392,766
1.02.05.02	Provision for Loan Operations Losses	(6,648)	(4,364)
1.02.06	Leasing Operations	0	0
1.02.07	Other Receivables	12,637	13,559
1.02.07.01	Income Receivable	0	0
1.02.07.02	Sundry	12,637	13,559
1.02.08	Other Assets	31,170	22,759
1.02.08.01	Prepaid Expenses	31,170	22,759
1.03	Permanent Assets	53,170	22,759
1.03.01	Investments	50,170	10,329

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1.03.01.01	Premises Abroad	0	0
1.03.01.02	Interest in Subsidiaries	0	0
1.03.01.03	Interest in Direct and Indirect Associated Companies	49,811	9,971
1.03.01.04	Other Investments	376	375
1.03.01.05	Provision for Losses	(17)	(17)
1.03.02	Property and Equipment	2,678	2,667
1.03.02.01	Land and Buildings in Use	1,867	1,867
1.03.02.02	Other Property and Equipment	2,651	2,660
1.03.02.03	Accumulated Depreciation	(1,840)	(1,860)
1.03.03	Leased Assets	0	0
1.03.04	Intangible Assets	0	0
1.03.05	Deferred Charges	449	436
1.03.05.01	Amortization and Expansion Expenses	854	823
1.03.05.02	Accumulated Amortization	(405)	(387)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2	Total Liabilities	1,697,364	1,543,006
2.01	Current Liabilities	617,117	531,184
2.01.01	Deposits	449,908	394,808
2.01.01.01	Demand Deposits	1,424	2,181
2.01.01.02	Interbank Deposits	34,855	37,323
2.01.01.03	Time Deposits	413,606	355,280
2.01.01.04	Other Deposits	23	24
2.01.02	Funds Obtained in Open Market	53,850	33,918
2.01.02.01	Own Portfolio	53,850	33,918
2.01.03	Exchange Acceptances and Issuance of Securities	22,231	22,853
2.01.03.01	Securities Issued Abroad	22,231	22,853
2.01.04	Interbank Accounts	233	907
2.01.04.01	Receivables and Payables to be Settled	233	907
2.01.05	Interdepartmental Accounts	0	0
2.01.06	Loan Liabilities	0	0
2.01.07	Onlending in the Country	0	0
2.01.08	Onlending Abroad	0	0
2.01.09	Other Liabilities	90,895	78,698
2.01.09.01	Collection and Payment of Taxes	351	362
2.01.09.02	Social and Statutory	0	284
2.01.09.03	Tax and Social Security	31,723	26,623
2.01.09.04	Sundry	52,889	46,979
2.01.09.05	Derivative Financial Instruments	5,932	4,450
2.02	Noncurrent Liabilities	330,074	321,741
2.02.01	Deposits	263,819	259,946
2.02.01.01	Interbank Deposits	6,244	6,058
2.02.01.02	Time Deposits	257,575	253,888
2.02.02	Funds Obtained in Open Market	0	0
2.02.03	Exchange Acceptances and Issuance of Securities	47,344	48,655
2.02.03.01	Securities Issued Abroad	47,344	48,655
2.02.04	Interbank Accounts	0	0
2.02.05	Interdepartmental Accounts	0	0
2.02.06	Loan Liabilities	0	0
2.02.07	Onlending in the Country	0	0
2.02.08	Onlending Abroad	0	0
2.02.09	Other Liabilities	18,911	13,140
2.02.09.01	Tax and Social Security	8,958	4,180
2.02.09.02	Sundry	4,528	4,500
2.02.09.03	Derivative Financial Instruments	5,425	4,460
2.03	Deferred Income	2	0
2.04	Minority Shareholders	1	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2.05	Shareholders' Equity	750,170	690,081
2.05.01	Paid-In Capital Stock	699,851	661,200
2.05.01.01	Domiciled in the Country	211,891	211,891
2.05.01.02	Domiciled Abroad	449,309	449,309
2.05.01.03	Capital Increase	38,651	0
2.05.02	Capital Reserve	177	177
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Indirect and Direct Associated Companies	0	0
2.05.04	Profit Reserve	35,686	35,686
2.05.04.01	Legal	2,959	2,959
2.05.04.02	Statutory	32,727	32,727
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Adjustments of Securities	(9)	(5)
2.05.06	Retained Earnings/Accrued Loss	14,465	(6,977)

(A free translation of the original in Portuguese)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.01	Revenues from Financial Intermediation	87,872	224,915	56,984	170,436
3.01.01	Loan Operations	69,216	195,049	52,885	159,474
3.01.02	Income from Securities Operation	18,656	29,866	4,099	10,962
3.02	Financial Intermediation Expenses	(37,342)	(102,475)	(23,354)	(68,548)
3.02.01	Funds Obtained in the Market Operations	(23,859)	(62,556)	(14,998)	(44,126)
3.02.02	Income from Derivative Financial Instruments	(2,447)	(12,348)	(1,735)	(8,930)
3.02.03	Provision for Loan Losses	(11,036)	(27,571)	(6,621)	(15,492)
3.03	Gross Income from Financial Intermediation	50,530	122,440	33,630	101,888
3.04	Other Operating Revenues/Expenses	(21,139)	(76,285)	(22,466)	(51,197)
3.04.01	Fee and Commission Income	2,689	8,153	2,769	9,607
3.04.02	Personnel Expenses	(3,220)	(8,517)	(2,090)	(5,753)
3.04.03	Other Administrative Expenses	(22,212)	(74,221)	(21,635)	(52,506)
3.04.04	Tax Expenses	(4,278)	(10,468)	(2,602)	(8,167)
3.04.05	Other Operating Revenues	6,996	13,118	1,054	5,853
3.04.06	Other Operating Expenses	(2,303)	(7,013)	(579)	(1,247)
3.04.07	Equity in Earnings of Subsidiaries	1,189	2,663	617	1,016
3.05	Operating Income	29,391	46,155	11,164	50,691
3.06	Non-operating Income	17	69	(485)	(940)
3.06.01	Revenues	22	74	15	60
3.06.02	Expenses	(5)	(5)	(500)	(1,000)
3.07	Income Before Taxation/Interest	29,408	46,224	10,679	49,751
3.08	Provision for Income Tax and Social Contribution	(10,287)	(24,916)	(6,670)	(24,826)
3.08.01	Current Income Tax	(7,503)	(18,233)	(4,894)	(18,193)
3.08.02	Current Social Contribution	(2,784)	(6,683)	(1,776)	(6,633)
3.09	Deferred Income Tax	701	11,363	3,190	8,125
3.10	Statutory Interest/Contributions	0	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

September 30, 2007

External Disclosure

Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A	14.388.334/0001-99

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 7/1/2007 to 9/30/2007	4- 1/1/2007 to 9/30/2007	5- 7/1/2006 to 9/30/2006	6- 1/1/2006 to 9/30/2006
3.10.01	Interest	0	0	0	0
3.10.02	Contributions	0	0	0	0
3.11	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.12	Minority Shareholders	0	0	0	0
3.13	Income/Loss for the Period	19,822	32,671	7,199	33,050
	NUMBER OF SHARES, EX-TREASURY (In Units)	106,560,784	106,560,784	100,000,000	100,000,000
	EARNINGS PER SHARE (In Reais)	0.18602	0.30659	0.07199	0.33050
	LOSS PER SHARE (In Reais)				

MANAGEMENT REPORT

We hereby submit to your examination the Management Report and related Bank and Consolidated Financial Statements, revised by KPMG Independent Auditors, referring to the quarter ended September 30, 2007.

Profile
Paraná Banco, a company that comprises J. Malucelli Group, is a Multiple Bank focused on in payroll-deductible personal loans, having been pioneer in the granting of loans to Government Employees, to whom services have been provided since 1995. Now it will also start operating in financing for small and medium-sized companies.

The Bank's structure, which encompasses a domestic network of approximately 486 bank correspondents, 51 franchisees and over 665 formal partnerships, is currently dimensioned and adjusted to this model of operations, thus allowing for the necessary efficiency to maintain assets quality, growth rates and profitability.

As for payroll-deductible loans, Paraná Banco is among institutions that have the highest number of partnerships for the granting of payroll-deductible loans – including more than 293 municipalities in 17 Brazilian states, in addition to the Army, the Judiciary Branch, Federal Management Bodies, INSS, Infraero, Brazilian Post Office, Federal, State and Local Legislative Branches. The Bank also has 60 partnerships with private companies.

Economic Scenario
The economic scenario was mostly stable during the third quarter of 2007, driven by the high liquidity of international markets, along with the consistent monetary policy adopted by the government. The basic interest rate was reduced to 11.25% and inflation stood at 4.15% in the previous 12 months, according to IPC-A (Amplified Consumer Price Index).

Such scenario was very appealing for the growth in personal loans, particularly of payroll-deductible loans, the interest rates of which are even more attractive, thus allowing for the inclusion of a potential target public of around 25 million people.

Commercial and Retail
Aiming at improving the relationship management with government and private employers, with bank correspondents and customers nationwide, Paraná Banco, through its service provider, structured regional offices in the cities of Porto Alegre (Rio Grande do Sul, Florianópolis (Santa Catarina), São Paulo (São Paulo), Rio de Janeiro (Rio de Janeiro), Belo Horizonte (Minas Gerais), Goiânia (Goiás), Salvador (Bahia), Recife (Pernambuco), Campo Grande (Mato Grosso do Sul) and São Luis (Maranhão).

In addition, the model of bank correspondents continued to take place throughout the third quarter of 2007, aiming at the diversification and expansion of sales channels, by means of exclusive commercial partners. The franchisee correspondent project is made feasible by the affiliated company J. Malucelli Agenciamento and has already reached 51 installed franchises, with another 42 contracts in progress as of September 30.

Also in the third quarter of 2007, a credit facility was developed for the purchase of electronic products and home appliances directly from the plant, thus reducing the final price to consumers, which has been very well accepted by the market. As for corporate loans, we are structuring a specific commercial area to operate with medium-sized businesses.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Paraná Banco closed 36 new partnership deals with employers for the granting of payroll-deductible loans, totaling 665 partnerships at the closing of the six-month period. The number of correspondents throughout the country totals 486 at period's end.

The model of bank correspondent continued to take place in the third quarter of 2007, aiming at the diversification and expansion of sales channels, by means of exclusive commercial partners.

Subsidiaries - Acquisition of J. Malucelli Seguradora S.A.
On March 6, 2007, Paraná Banco entered into a shares purchase and sale agreement with Advent Fundo de Private Equity, for the buyback of 85% of the capital stock of J. Malucelli Seguradora S.A. ("Insurance Company") held by the fund, in an amount based on the bank's price per share, offered to investors in the Initial Public Offering of Preferred Shares ("IPO").

On August 31, 2007, the Bank acquired, through its subsidiary Porto de Cima Holding, 800,622 registered common shares and 2,570,418 registered preferred shares issued by the Insurance Company, as per the SUSEP ratification of the purchase and sale agreement executed by the Company on March 6, 2007, amended on April 27, 2007.

J. Malucelli Vida e Previdência S.A.
On August 16, 2007, the Ordinance 2,731 was published in the Official Federal Gazette, as of August 13, 2007, authorizing J Malucelli Vida e Previdência, wholly-owned subsidiary of Paraná Banco, to operate with people insurance and open supplementary pension plans.

Through J. Malucelli Vida e Previdência we will start our payroll-deductible loan operations for the approximately 1.6 million employees of the Federal Government.

Technology
During the quarter, the Bank consolidated an important communication channel with bank correspondents through the Internet, the "Correspondent Portal" ("Portal do Correspondente"), aimed at speeding up processes of approval, contracting and granting of payroll-deductible loans nationwide. The average number of individual accesses to the Portal, per day, reached 1,014 in the quarter.

Loan Portfolio – Consolidated
During the third quarter of 2007 Paraná Banco granted R$258.5 million (versus R$169.4 million in 2006) in payroll-deductible loan operations. At the end of the third quarter of 2007, the loan portfolio reached R$1,016.5 billion (versus R$529.6 million in 2006), an increase of 91.9% when compared to the third quarter of 2006. Payroll-deductible loans accounted for 95.8% of the total loan portfolio in the period.

Funding – Consolidated
On September 30, 2007, Paraná Banco's total funding amounted to R$837.1 million (R$580.3 in 2006), a growth of 44.3% over 2006. Cash, Interbank and time deposits, which accounted for 42.0% of total liabilities, amounted to R$713.7 million (R$468.5 million in 2006), an increase of 52.3% when compared to the third quarter of 2006. Foreign currency funding, which account for 4.1% of total liabilities, totaled US$36.0 million, equivalent to the balance (principal plus interest) of R$69.6 million.

Financial Performance – Bank
The Bank's Shareholders' Equity totaled R$756.8 million in 2007, 462.3% up against 2006, due to the going-public process that took place in June 2007, funding R$529.2 million at the Initial Public Offering of 37.8 million Preferred Shares. Net Income for the first nine months of 2007,

excluding IPO expenses in the amount of R$12.7 million (net of taxes), totaled R$42.7 million, representing an annualized return on shareholders' equity as of December 31, 2006 of 31.8%.

Capital Adequacy Ratio (Basel) at the end of the period corresponded to 71.9% of total risk-weighted assets, exceeding the minimum 11% required by the Brazilian Central Bank.

At the end of the quarter the Bank had a position of high liquidity, with assets amounting to R$1,486.0 billion, which accounts for 196.3% of its Shareholders' Equity.

In addition, due to the beginning of the deferral of expenses with loan raising, there was a R$24.5 million increase in shareholders' equity. Dividends shall be paid over this amount.

Management of Corporate Risks

Paraná Banco has been constantly improved its technological systems concerned with risks control and prevention, aiming at reducing eventual losses through the ongoing monitoring of loan operations and their guarantees.

Risks inherent to the activity are analyzed and managed directly and jointly by the Bank's Top Management, with emphasis on the efficient and strict control over the exposure factors to market, loan and institutional risks.

The loan policy prioritizes business liquidity and quality, with a permanent supervision of the operations contracted. Market risk is managed by the Value at Risk (VaR) tool. In 2007, figures related to the loss potential, measured by VaR, were in line with pre-established levels, taking into account the highly conservative standing of the institution.

It is worth mentioning that the Bank has a technical group structured to prepare it to comply with the regulations of the New Basel Accord (Basel II), to be implemented in the country as of 2008.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

SR Rating	RISKbank
BrA-	9,94
Baixo Risco de Credito	Baixo Risco para médio prazo
Junho 2007	Julho 2007
LF rating	**Standard & Poor's**
A-	BrBBB+
Baixo Risco de Crédito	Baixo Risco de Crédito
Junho 2007	Junho 2007

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Translator's note:
BrA- Low Credit Risk / June 2007
A- Low Credit Risk / June 2007
9.94 Low risk – medium term / July 2007
BrBBB+ Low Credit Risk / June 2007

Paraná Banco has made the rating reports issued by the respective agencies available to its customers and investors at the website www.paranabanco.com.br.

Human Resources

Aiming at promoting the professional valuation of its employees, Paraná Banco maintains qualification processes to fit into the new activities and speed up the integration with new professionals. In the nine months ended on September 30, 2007, the Bank invested around R$149.4 thousand in courses such as interpersonal relationship, negotiation techniques and service quality. Paraná Banco employs minor apprentices and maintains an Internship Program with continuous follow-up, evaluations throughout the program and supervision from a previously selected professional. The Bank has its own profit sharing program aimed at stimulating teams and awarding them for their good performance.

As for Benefits, the highlight is the Multi-sponsored Paraná Pension Fund ("Fundo Paraná de Previdência Multipatrocinada"), a closed, non-profit, private pension fund, aimed at providing employees with a pension plan. 63.6% of the Bank's employees have joined the plan since it was created, in 2005.

On September 30, 2007, the Bank had 278 employees in several areas, and it maintains a policy of hiring individuals with special needs.

Corporate Governance

All decision process in Paraná Banco begins at the Senior Committee, which centralizes the Bank's management structure, and each Officer is responsible for its area's decision within the limits and budgets agreed in this Committee. The sitting members of the Senior Committee are the Chief Executive Officer (main shareholder of the Bank), all officers, and also guest members.

The Company, its Shareholders, Managers and members of the Board of Directors undertake to solve, by means of arbitration, any disputes or controversies that may arise between them, especially related to, or deriving from, the application of the provisions in the Level 1 Listing Agreement, the Level 1 Listing Regulation, the Bylaws, the Brazilian Corporate Law, rules issued by the Brazilian Monetary Council, by the Brazilian Central Bank or CVM, BOVESPA regulations, other rules applicable for the operation of the capital markets in general, Commitment Clauses and the Regulation of the Arbitration Chamber of Market Arbitration, carried out in compliance with the latter, as well as their maturity, efficiency, interpretation, violation and its effects.

Investor Relations

We have structured our investor relations area in order to serve the market. In addition, we engaged Banco UBS Pactual S.A. to act as market maker of our preferred shares "PRBC4" within the scope of the São Paulo Stock Exchange – BOVESPA, for the period of 6 months, which are automatically renewable, aiming at increasing the liquidity of said shares.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Ombudsman
Paraná Banco created an ombudsman department in accordance with CMN Resolution 3,477 as of July 26, 2007, with the purpose of ensuring strict compliance with legal and regulatory rules related to consumer rights, and operating as a communication channel between the Bank and its clients.

Social Project
Paraná Banco is one of the mains sponsors of the Citizen Soccer Project ("Projeto Futebol Cidadão") carried out by J. Malucelli Centro de Inclusão Social in a partnership with Fundação Ação Social of the Curitiba Municipality, where children and adolescents ranging from 12 to 17 years of age, who are in a risky social condition in Curitiba, receive health, dental, psychological, social and school care, in addition to transportation, on-site meal, and monthly food staples basket, as a mean of social inclusion, thus creating opportunities and preparing youngsters for the future.

Independent Auditors
In compliance with CVM Instruction 381, the Bank and its subsidiaries did not hire nor had any services provided by KPMG Auditores Independentes related to these companies other than external auditing services. The adopted policy complies with the principles that preserve the auditor's independence, according to international criteria, that is, the auditor must not audit his own work nor carry out management functions for his clients or promote the client's interests.

Acknowledgments
We thank our shareholders, customers and business partners for their trust on us over time, and to the Officers, Board Members and employees for their effort, competence, loyalty and dedication in face of past and future challenges.

JOEL MALUCELLI
Chairman of the Board of Directors

15.01 – INVESTMENT PROJECTS

In 2007 we expect to invest approximately R$0.7 million, mainly in equipment and software.

OUR STRENGTHS

Our main competitive advantages, over which we intend to ground our strategic purposes are:

- ✓ Leadership in Markets with High Growth Potential;
- ✓ Greater Efficiency and Profitability;
- ✓ Solid Capacity to Raise Loans;
- ✓ Wide and Diversified Base of Associated Employers;
- ✓ Innovation in Business and Experienced Management;
- ✓ J. Malucelli Group's Institutional Support.

OUR STRATEGY

We intend to increase our payroll-deductible loan portfolio, preserving our high profitability and to take advantage of new growth opportunities. Thus, we intend to implement the following strategies:

- ✓ Increase the Penetration in Our Current Base of Associated Employers;
- ✓ Continuously Expand Our Payroll-Deductible Loan Operation;
- ✓ Consolidate the Franchise as a New Model of Sales Channel;
- ✓ Maintain and Increase Our Profitability;
- ✓ Intensify the Synergies between the Bank and the Insurance Company.

LEGAL AND ADMINISTRATIVE CONTINGENCIES

We are party in legal and administrative proceedings of civil, tax and labor nature, in the regular course of our businesses. On September 30, 2007, the amount involved in lawsuits deemed as having possible or remote risk of loss amounted to approximately R$9.2 million, of which R$6.4 million are related to civil matters, R$2.2 million related to tax matters and R$0.6 million related to labor matters. On September 30, 2007, the balance of provisions corresponding to the claims deemed as risk of probable loss was R$6.3 million.

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

We do not believe that any legal or administrative contingency currently existing, if judged unfavorably, may severally or jointly with other lawsuits, significantly compromise our activities or our financial condition or operational results.

We believe that we complied substantially with all applicable regulations of the Central Bank, not being party of relevant administrative proceedings before this agency.

SHAREHOLDERS WITH MORE THAN 5% OF THE SHARES OF EACH TYPE AND CLASS

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL

Company: Paraná Banco S/A — Position on 09/30/2007 (In Thousands of Shares)

Shareholder	Common Shares		Preferred Shares		Total	
	Amount	%	Amount	%	Amount	%
J Malucelli Holding S.A	41,061	67.7	3,659	8.0	44,720	42.0
R&S Malucelli Adm. Partc. Ltda.	5,957	9.8	531	1.2	6,488	6.1
Jorge Nacli Neto	6,048	10.0	539	1.2	6,587	6.2
UBS AG London Branch [(1)]	-	-	11,634	25.3	11,634	10.9
Banco de Investimento Credit Suisse Brasil S.A.	-	-	4,930	10.7	4,930	4.6
Smallcap World Fund Inc	-	-	3,455	7.5	3,455	3.2
Fors Holding S.A	-	-	2,761	6.0	2,761	2.3
Treasury shares	-	-	-	-	-	-
Other	7,534	12.5	18,452	40.1	25,986	24.7
Total	**60,600**	**100**	**45,961**	**100**	**106,561**	**100**

(1) Domiciled abroad.

CAPITAL STOCK DISTRIBUTION FOR CORPORATE ENTITIES (SHAREHOLDER OF THE COMPANY), UP TO THE INDIVIDUAL LEVEL

Name: J Malucelli Holding S.A — Position on 09/30/2007 (In Share Units)

Shareholder / Quotaholder	Common Shares / Shares		Preferred Shares / Shares		Total	
	Amount	%	Amount	%	Amount	%
Joel Malucelli	46,882,208	50.2	-	-	46,882,208	50.2
Alexandre Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Monica Malucelli do Amaral	7,813,637	8.3	-	-	7,813,637	8.3
Cristiano Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Paola Malucelli de Arruda	7,813,637	8.3	-	-	7,813,637	8.3
Julia Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Gabriel Malucelli	7,813,637	8.3	-	-	7,813,637	8.3
Total	**93,764,030**	**100**	-	**100**	**93,764,030**	**100**

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CAPITAL STOCK DISTRIBUTION FOR CORPORATE ENTITIES (SHAREHOLDER OF THE COMPANY), UP TO THE INDIVIDUAL LEVEL

Name: R&S Malucelli Administração e Participação Ltda.

Position on 09/30/2007 (In Share Units)

Shareholder / Quotaholder	Common Shares / Shares		Preferred Shares / Shares		Total	
	Amount	%	Amount	%	Amount	%
Rosaldo Malucelli	14,250,000	50	-	-	14,250,000	50
Sara Maria Alves Malucelli	14,250,000	50	-	-	14,250,000	50
Total	**28,500,000**	**100**	-	-	**28,500,000**	**100**

CAPITAL STOCK DISTRIBUTION FOR CORPORATE ENTITIES (SHAREHOLDER OF THE COMPANY), UP TO THE INDIVIDUAL LEVEL

Name: Fors Holding S.A.

Position on 09/30/2007 (In Share Units)

Shareholder / Quotaholder	Common Shares / Shares		Preferred Shares / Shares		Total	
	Amount	%	Amount	%	Amount	%
Investment Fund in Interest – Financial and Insurance Institutions	39,042,074	99.7	-	-	39,042,074	99.7
Mário Salles Oliveira Malta Neto	1	0.1	-	-	1	0.1
Luiz Antonio Rodrigues Alves Filho	1	0.1	-	-	1	0.1
Newton Maia Salomão Alves	1	0.1	-	-	1	0.1
Total	**39,042,077**	**100**	-	-	**39,042,077**	**100**

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Position of controlling shareholders, managers and outstanding shares

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS AND MANAGERS AND OUTSTANDING SHARES
Position on 09/30/2007

Shareholder	Number of Common Shares (In Units)	%	Number of Preferred Shares (In Units)	%	Total Amount of Shares (In Units)	%
Controlling shareholder	41,061,061	67.7	3,735,413	8.1	44,796,474	42.0
Managers						
Board of Directors	6,047,882	10.0	538,920	1.2	6,586,802	6.2
Board of Executive Officers	1,365,075	2.3	121,641	0.3	1,486,716	1.4
Fiscal Council	-	-	-	-	-	-
Treasury Shares	-	-	-	-	-	-
Other Shareholders	12,125,982	20.0	41,564,810	90.4	53,690,792	50.4
Total	60,600,000	**100**	45,960,784	**100**	106,560,784	**100**
Outstanding Shares	12,125,982	20.0	41,564,810	90.4	53,690,792	50.4

The Bank has no Fiscal Council instated.

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Independent Auditors' Special Review Report

To the
Board of Directors and Shareholders of
Paraná Banco S.A.
Curitiba - PR

We have performed a special review of the Quarterly Information - ITR of Paraná Banco S.A. related to the quarters ended September 30, 2007, comprising the balance sheet, statement of income, the performance report and material information, prepared in accordance with the accounting practices adopted in Brazil.

Our reviews were conducted in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy - CFC, which mainly comprised: (a) inquiries and discussion with management responsible for the accounting, financial and operating areas of the Bank, regarding the main criteria adopted in the preparation of the quarterly information, and (b) review of post-balance sheet relevant information and events, which may have a material effect on the financial position and operations of the Bank.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned Quarterly Information for it to be in accordance with accounting practices adopted in Brazil, and those applicable to the preparation of the Quarterly Information, in compliance with the regulations issued by the Brazilian Securities Commission – CVM.

November 6, 2007

KPMG Auditores Independentes
CRC SP014428/O-6-F-PR

Carlos Eduardo Munhoz
Accountant CRC SP138600/O-7-S-PR

19.01 – DESCRIPTION OF THE INFORMATION CHANGED

16.01 OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
Voluntary New Presentation

External Disclosure
September 30, 2007
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
02072-9	PARANÁ BANCO S/A.	14.388.334/0001-99

TABLE OF CONTENTS

Curitiba, Paraná – August 8, 2007 – **Paraná Banco** (BOVESPA: PRBC4), one of the leaders in the payroll-deduction loan market in Brazil, announces today its results for the second quarter of 2007 (2Q07).

The Bank's financial statements and consolidated financial statements herein are presented on a pro forma basis, encompassing the financial statements of the Bank, its subsidiaries, the Credit Receivables Investment Fund (FIDC) Paraná Banco I, the Credit Receivables Investment Fund (FIDC) Paraná Banco II ("FIDCs") and insurer J. Malucelli Seguradora, and were prepared based on the accounting practices pursuant to Brazilian Corporate Law, and associated with the regulations and instructions issued by the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Brazilian securities and exchange commission *Comissão de Valores Mobiliários* ("CVM") ("BR GAAP").

1S07 Results of **R$56.3 million**

Return over average Equity of **30.2%** p.a. in 1S07

Dividend Reserve of **R$9.1 million**

2Q07 HIGHLIGHTS

- 1S07 Results of R$ 56.3 million, composed of R$31.8 million net income excluding IPO expenses and R$ 24.5 million adjusted in Shareholders' Equity, related to begin of deferred commission booking.
- Constitution of a reserve for dividend payments of R$ 9.1 million.
- Paraná Banco concludes its successful initial public offering (IPO), raising **R$ 529.2 million**.
- Total loan portfolio of more than R$ 932.5 million at June 30, 2007, growing 10.92% in the quarter and 53.6% in the previous 12 months.
- **Origination of payroll-deduction loan operations posted consistent growth**, to R$212.8 million in the 2Q07 and R$379.2 million in the 1H07, compared to R$157.5 million in the 2Q06 and R$286.5 million in the 1H06, representing growth rates of **35.1%** and **32.4%**, respectively.
- Upgrade in the rating assigned by S&P, from "brBBB-" to "brBBB+"
- After SUSEP approval and consequent incorporation of insurer J. Malucelli Seguradora, the bank's Equity will increase R$102,0 million, reaching total R$849 million.

Key Financials (R$ x 1,000)

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Operating Income	33,112	25,944	-21.6%	47,534	46,294	-2.6%
Net Adjusted Income	**21,487**	**18,392**	**-14.4%**	**30,895**	**31,836**	**3.0%**
Return over average Shareholders' Equity (p.a.)	57.5%	20.0%		85.4%	30.2%	
Return over average Assets (p.a.)	13.4%	8.1%		20.2%	11.9%	
Loan Portfolio	**607,050**	**932,527**	**53.6%**	**607,050**	**932,527**	**53.6%**
Total Assets	678,835	1,656,882	144.1%	678,835	1,656,882	144.1%
Deposits	316,784	654,754	106.7%	316,784	654,754	106.7%
Shareholders' Equity	**192,556**	**746,582**	**287.7%**	**192,556**	**746,582**	**287.7%**
Efficiency Index	**48.3%**	**52.5%**		**55.1%**	**54.8%**	
Basel Index	21.4%	97.1%		21.4%	97.1%	

ABOUT PARANÁ BANCO

Paraná Banco was one of the first banks to operate in the payroll-deduction credit segment in Brazil, launching its operations in the 1980s. The Bank's operations focus on payroll-deduction lending, and has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil each year of the past seven years (from 2000 to 2006), in accordance with the RiskBank index. Paraná Banco has well structured sales channels with national coverage supported by a broad network, as well as through direct contact with customers through our call center. The Bank's leadership in terms of number of agreements signed and its experience in the payroll-deduction lending segment place it in a privileged position to take advantage of this excellent growth opportunity.

Operating highlights

In 2Q07, the Bank continued the trajectory of growth and profitability that has marked its history. The Bank's net income, excluding the expenses related to the IPO held on June 14, 2007, rose to R$18.4 million in the 2Q07 and R$31.8 million in the 1H07.

Payroll-deduction lending is the main product under the Bank's strategy, with a focus on profitability and a low-risk client base (civil servants, private-sector employees and retirement beneficiaries, and pensioners under the INSS social security system). At the close of 2Q07, the Bank had more than 560 agreements signed for loans backed by deduction from payroll involving public- and private-sector employees, with distribution through three different channels: brokers, call center and franchises.

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Number of agreements	399	564	41.4%	399	564	41.4%
Total number of new contracts	**65,338**	**70,307**	**7.6%**	**116,320**	**125,749**	**8.1%**
INSS new contracts	27,391	27,467	0.3%	43,718	46,735	6.9%
Other new contracts	37,947	42,840	12.9%	72,602	79,014	8.8%
Total Loan Origination (R$ x 1,000)	157,511	212,765	35.1%	286,433	379,175	32.4%

Credit Rating of the Loan Portfolio

The Bank has a high-quality loan portfolio that is highly stable, as shown in the past few quarters. The following charts show the credit-risk rating of the loan portfolio recorded on the balance sheet by credit rating on June 30, 2007, with a rating of "AA" representing the lowest credit risk and a rating of "H" representing a high level of risk.


2Q06
D-H
6%
AA-C
94%
2Q07
D-H
6%
AA-C
94%

The focus on origination, agility and security in the approval and execution of operations are fundamental for the development of business and maintaining the high quality of the loan portfolio. Operations involving extending credit to companies are approved by committees, as is also the case of approval for payroll-deduction loan

agreements, while operations involving extending credit to individuals (individual payroll-deduction loans) are approved by an analysis and approval process.

Implementation of the franchised correspondent bank channel

The Bank has roughly 500 brokers spread across 10 regions of Brazil, located in particular in the states of Minas Gerais, Santa Catarina, Goiás, Mato Grosso do Sul, Paraná, Rio de Janeiro and São Paulo. However, this type of representative presents a variety of challenges in the areas of customer service quality and loyalty.

The franchise channel, through the company J. Malucelli Agenciamento, was created to provide the bank with an alternative to expanding its own operations, and involves rigorous control of image and operating risk, ensuring high levels of quality for customers, conformance with the regulations imposed by the Brazilian Central Bank on the correspondent bank, and the creation of a base of sales dedicated to the Bank, this model being an iniciative of Parraná Banco.

The Bank launched its operations via this channel in March, and today has 27 franchises in operation and 27 in development. The target for yearend 2007 to reach 30 units was already achieved. The target for 2008 is to reach 210 franchises.

Studies show that a market exists for the opening of franchises in 900 cities with populations ranging from 17,000 to 300,000.

All franchisees are obligatorily classified as a broker, pursuant to Central Bank Resolution 3110.

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operating structure and evolution, positioning focused on operations, low non-performance rate, adequate internal controls, and credit policy featuring predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

In July 2007, Standard & Poors raised its credit rating assigned to Paraná Banco to "brBBB+", citing its good levels of profitability, adequate operating efficiency, capacity to grow its loan portfolio despite competition, and the sound quality indicators of its assets with a high level of credit diversification.

The current credit ratings assigned to Paraná Banco from various risk-rating agencies are shown below:

STANDARD &POOR'S	RISKbank	SR	lf rating
Rating	Rating / Ranking	Rating / Ranking	Rating / Ranking
brBBB+/B+ Low Credit Risk	9,94 Low Risk –Medium Term	A- Low Credit Risk	A- Low Credit Risk
June 2007	March 2007	June 2007	June 2007

J. Malucelli Seguradora S.A.

Paraná Banco is awaiting approval only from Brazil's private insurance administration SUSEP to conclude the reincorporation of the insurer J. Malucelli Seguradora S.A.

On March 6, 2007, a share purchase agreement was entered into with Advent International to reacquire 85% of the capital stock in the Insurer, an equity interest that was transferred to Advent International in October 2005. The

acquisition is subject to approval from SUSEP given that it involves the transfer of control of an Insurer to a Bank.

The operations of the Insurer are concentrated in surety bonds, a market in which it is the absolute leader, holding 54% market share at the close of the 2Q07, according to data from SUSEP.

The incorporation of the Insurer represents an opportunity to:

- increase the number of agreements for extending payroll-deduction loans by the Bank to employees at private-sector companies, as well as
- expand the loan portfolio in the middle market, taking advantage of existing relationships between the Insurer and its 16,000 corporate clients and the fact that the Insurer has already conducted a credit-risk profile evaluation of these clients.

The main operating indicators of J. Malucelli Seguradora in the 2Q07 are shown below:

Insurer J. Malucelli Seguradora - Key Performance Indicators

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Premiuns written (R$ mm)	25.3	47.9	89.2%	56.8	81.9	44.2%
Net income (R$ mm)	5.8	5.6	-3.5%	5.4	7.9	45.5%
Shareholders' Equity (R$ mm)	57.6	66.5	15.5%	57.6	66.5	15.5%
Policies written	7,463	7,748	3.8%	15,711	15,024	-4.4%

Initial Public Offering

On June 14, 2007, Paraná Banco succesfully conclude its IPO, issuing 37.8 million preferred shares (Bovespa: PRBC4) on the Level 1 corporate governance listing segment of the São Paulo Stock Exchange (Bovespa), in a 100% primary issue that raised R$ 529.2 million. The growth initiatives supported by the greater availability of capital, which are aligned with the growth and expansion objectives of Paraná Banco, are the following:

- Accelerate the process of origination of payroll-deduction loans through organic growth, increasing penetration in agreements while maintaining a focus on entering into new agreements with both public and private entities.
- Reduction in the volume of credit assignments to the market, fully retaining the financial revenue derived from operations.
- Capitalize better on the opportunities in the Brazilian credit and consumer market.
- Implementation of a platform for operating in the middle-market segment, drawing on the base of 16,000 clients at J.Malucelli Seguradora and the company's expertise in credit analysis.
- Increase funding with lower costs, using its newe capital structure.

Corporate Governance

On April 5, 2007, the Bank formalized the contract for its inclusion in the Level 1 corporate governance practices of the São Paulo Stock Exchange (Bovespa). In addition, 100% tag-along rights were extended to all shares issued by the Bank. Notwithstanding the adherence to the requirements of the Level 1 corporate governance segment of the Bovespa, Paraná Banco plans to migrate to the Level 2 corporate governance segment as soon as it receives the required regulatory authorizations. The Bank's shares are listed on:

- Special Corporate Governance Index (IGC)
- Index of Companies with Differentiated Tag-Along Rights (ITAG)

Deferred Comissions

On the 2Q07, with the objective of harmonizing its accounting practices with those of the market, the Bank adopted new accounting criteria related to the allocation of expenses from the commissions paid to correspondent banks involving proceeds from payroll-deduction operations, beginning to consider the terms of the contracts in the allocation of these expenses to net income. This harmonization was reflected in the pro forma statements presented herein. The effects on the Bank caused by this change are the Increase in Shareholders' Equity of R$ 24,505 thousand and the right to dividends of 25% on this adjustment.

2Q07 Results

Revenue from Financial Intermediation

Revenue from Financial Intermediation in the second quarter of this year increased by 15.3% against the 2Q06, and rose in the first half of the year by 20.9% versus the 1H06, reflecting the expansion in the loan portfolio and robust origination of new payroll-deduction loan contracts.

Income from Financial Operations (R$ x 1,000)

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Loans	58,977	65,600	11.2%	106,589	125,833	18.1%
Securities	6,492	9,872	52.1%	9,564	14,635	53.0%
Income from Financial Operations	**65,469**	**75,472**	**15.3%**	**116,153**	**140,468**	**20.9%**

Loan Operations

The growth in the loan portfolio was not fully reflected in the Bank's higher revenue, given the need up to now to transfer part of the portfolio to other institutions, or to the Credit Receivables Investment Funds (FIDCs) structured by the Bank. Nevertheless, revenue from loan operations grew 11.2% in the quarter versus the 2Q06 and by 18.1% in the 1H07 versus 1H06.

Credit Portfolio (R$ x 1,000)


607,050
840,740
932,527
38.5%
10.9%
53.6%
2Q06
1Q07
2Q07

New Origination (R$ x 1,000)


157,511
166,410
212,765
5.6%
27.9%
35.1%
2Q06
1Q07
2Q07

The balance of the loan portfolio, including credit assignments (with and without recourse to the FIDCs) rose to R$ 932.5 million in the 2Q07. Origination of payroll-deduction loans posted consistent growth, to R$ 212.8 million in the 2Q07, an increase of 35.1% from the R$ 157.5 million in the 2Q06.

Paraná Banco


Origination (R$ x 1,000)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2005 2006 2007

The income from the assignment of payroll-deduction loans is booked in the Revenue from Loan Operations line. This net income accounted for approximately 23.3% of this line in 1H06 and 2.5% in 1H07.

Income from Security Operations

Paraná Banco's securities portfolio is classified under the category "Available for Sale", given that the Bank does not adopt a strategy of acquiring securities for the purpose of frequent trading.

The table below shows the value of the securities portfolio marked to market as of June 30, 2007.

Portfolio (R$ x 1,000)	2Q06	2Q07	Variation 2Q06 x 2Q07
Own Portfolio			
Treasury Bills (LFT)	30.731	41.014	33,5%
National Treasury Bill (LTN)		514.861	
Investment Funds	27.808	54.190	94,9%
Bank Deposits Certificate (CDB)	22.070	26.790	21,4%
Other investments	56	154	175,0%
Subject to repurchase			
Treasury Bills (LFT)	21.301	34.033	59,8%
Total Portfolio	**101.966**	**671.042**	**558,1%**

Expenses from Financial Intermediation

Expenses from financial intermediation increased by 51.2% in the quarter against the 2Q06, and by 44.1% in the 1H07 versus the 1H06, leveraged by the higher provisions with loan losses, the higher volume of funding operations, and the lower cost of this funding. The increase in provisions was basically due to the expansion in the total loan portfolio, given that the quality of the portfolio remained stable.

Expenses from Financial Operations (R$ x 1,000)

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Deposits, Money Market and Interbank Funds	(15,718)	(21,226)	35.0%	(29,128)	(38,697)	32.9%
Derivative financial instruments	(4,580)	(5,292)	15.5%	(7,195)	(9,901)	37.6%
Allowance for doubtful loans	(4,066)	(10,331)	154.1%	(8,871)	(16,535)	86.4%
Expenses from Financial Operations	**(24,364)**	**(36,849)**	**51.2%**	**(45,194)**	**(65,133)**	**44.1%**

Funding Operations

Paraná Banco has a well balanced funding structure for supporting its payroll-deduction loan operations, drawing on various different financing sources. Given the increase in capital as a result of the IPO, the Bank now enjoys the option of tapping new institutional investors with lower financing costs.

Total funding, including credit assignments, exceeded R$ 849 million at June 2007, an increase of 57.2% in the year. Total deposits increased by R$338 million in the previous 12 months, or by 106.6%. In June 2007, 41.7% of deposits had terms of more than 360 days, versus 41.8% at June 2006.

At end June 2007, 21.8% of time deposits originated from companies associated with the Group, 22.0% from financial institutions, and 56.2% from non-financial entities and companies and from individuals.

	2Q06	1Q07	2Q07	Quarter(%)	Year (%)
Total deposits	316,847	620,464	654,754	5.5%	106.6%
Demand deposits	1,001	2,003	2,181	8.9%	117.9%
Interbank deposits	32,146	25,852	43,381	67.8%	34.9%
Time deposits	283,635	592,606	609,168	2.8%	114.8%
Other deposits	65	3	24	700.0%	-63.1%
Money market	21,282	34,403	33,918	-1.4%	59.4%
Obligation for notes and bonds issued	54,791	88,815	71,508	-19.5%	30.5%
Sub total	**392,920**	**743,682**	**760,180**	2.2%	93.5%
Credit Assignments	147,385	118,258	89,229	-24.5%	-39.5%
Total	**540,305**	**861,940**	**849,409**	-1.5%	57.2%

Provision for loan losses

Expenses with the provision for loan losses accompanied the expansion in the performance and the relative stability of performance quality. At 06/30/07, overdue operations until 60 days represented 56% of total overdues, 26% between 61 and 180 days and 18% over 180 days. The credit classified as "H" (overdue over than 180 days), were 2.1% of the total portfolio.

Portfolio and Allowance per Status Level (06/30/2007)

Status	Required Allowance	Portfolio	% of total portfolio	Overdue Allowance	Due Allowance	Total Allowance
A	0.50%	720,933	85.5%	-	2,785	2,785
B	1%	39,243	4.7%	266	125	391
C	3%	37,953	4.5%	548	591	1,139
D	10%	11,540	1.4%	781	373	1,154
E	30%	7,346	0.9%	1,736	468	2,204
F	50%	5,103	0.6%	2,159	393	2,552
G	70%	3,538	0.4%	2,017	460	2,477
H	100%	17,642	2.1%	14,628	3,014	17,642
Total	**3.6%**	**843,298**		**22,135**	**8,209**	**30,344**

Gross Income from Financial Intermediation

Income from financial intermediation before provisions for loan losses was R$49.0 million in the 2Q07, and R$91.9 million in the 1H07, representing growth of 8.4% versus the 2Q06 and of 15.1% versus the 1H06, respectively. The increases were due in large part to the expansion in the loan portfolio.

The constitution of FIDCs and the reduction in credit assignments resulted in a reduction in net interest margin, however, the Bank maintained levels above the industry average.

Net Income From Financial Operations (R$ x 1,000)

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Income From Financial Operations	41,105	48,954	19.1%	79,830	91,870	15.1%
Allowance for doubtful loans	(4,066)	(10,331)	154.1%	(8,871)	(16,535)	86.4%
Net Income From Financial Operations	**37,039**	**38,623**	**4.3%**	**70,959**	**75,335**	**6.2%**
Average performing assets	585,298	1,055,758	80.4%	562,776	979,046	74.0%
Interbank funds invested	98,526	145,021	47.2%	97,024	130,108	34.1%
Securities	37,971	127,847	236.7%	37,808	103,426	173.6%
Loans	448,801	782,890	74.4%	427,944	745,512	74.2%
Net Interest Margin before allowance for doubtfull loans (%)	31.2%	19.9%	-11.3p.p.	30.4%	19.6%	-10.8p.p.
Net Interest Margin after allowance for doubtful loans (%)	29.3%	15.5%	-13.8p.p.	26.8%	16.0%	-10.8p.p.

Operating Revenue (Expenses)

Operating Income (Expenses) **(excluding IPO expenses)**

	2T06	2T07	Variação 2T06 x 2T07	1S06	1S07	Variação 1S06 x 1S07
Service Fee Income	2,763	2,648	-4.2%	6,838	5,464	-20.1%
Retained Premiums	21,159	36,082	70.5%	46,419	70,161	51.1%
Reinsurance Premiums and Premiums ceded	(17,739)	(28,784)	62.3%	(32,196)	(53,133)	65.0%
Change in insurance technical reserves	1,933	(452)	-123.4%	(1,729)	(1,787)	3.4%
Retained Claims	(682)	(3,373)	394.6%	(6,759)	(8,140)	20.4%
Selling income (expenses) of insurance plan	2,765	5,418	95.9%	4,400	7,844	78.3%
Personnel Expenses	(3,430)	(4,726)	37.8%	(6,195)	(8,274)	33.6%
Directors' fees	(102)	(112)	9.8%	(198)	(177)	-10.6%
Other administrative Expenses	(16,243)	(18,719)	15.2%	(35,368)	(38,103)	7.7%
Transactional taxes	(3,365)	(3,547)	5.4%	(6,054)	(6,774)	11.9%
Other operating income	5,582	6,049	8.4%	8,574	9,456	10.3%
Other operating expenses	(634)	(3,163)	398.9%	(1,157)	(5,578)	382.1%
Operating Income (Expenses)	**(7,993)**	**(12,679)**	**58.6%**	**(23,425)**	**(29,041)**	**24.0%**

Revenue from Services

Revenue from services declined by 4.2% between 2Q07 and 2Q06, and by 20.1% between 1H07 and 1H06, due to the legal limit on the charging of tariffs and loan fees in payroll-deduction operations by some employers.

Net premiums issued

Premiums increased by 70.5% in the quarter versus 2Q06, and by 51.13% in the 1H07 versus the 1H06, given the growth in demand for this type of insurance in the market.

Reinsurance Premiums

Premiums forwarded to reinsurers grew 62.3% in 2Q07 over 2Q06, and 65% in 1H07 over 1H06, given the higher demand of this insurance type.

Income (Expenses) of Insurance Commercialization

The commercialization income rose 95.9% in the quarter versus 2Q06, and 78.3% in 1H07 versus 1H06, due to commission received for reinsurance forwarding.

Personnel Expenses

These expenses grew by 37.8% in the quarter versus 2Q06, and by 33.6% in 1H07 versus 1H06, due to an increase in the number of new hires. Continuous growth in the Bank's activities has created a regular need for hiring and developing professionals.

Other Administrative Expenses

Other administrative expenses totaled R$ 18.7 million in the 2Q07, excluding the non-recurring IPO expenses, up 15.2% in the quarter and 7.7% in the half year period, attributable to the higher amounts paid to correspondent banks on originated payroll-deduction loan operations. The increase was chiefly due to the higher volume of originations of operations.

Other Revenue

Other Revenue rose by 8.4% in the quarter and by 10.3% in the 1H07 versus the same period of 2006, mainly because of the appreciation in the Brazilian real against the U.S. dollar, and linked to the amount of funding in foreign currency.

Other Operating Expenses

These expenses grew by 398.9% in the quarter against 2Q06, and by 382.1% in the 1H07 versus the 1H06, mainly due to the constitution of a provision for civil liability, related to bank customer operations.

Adjusted Net Income

Adjusted Net Income (R$ x 1,000)

	2Q06	2Q07	Variation 2Q06 x 2Q07	1H06	1H07	Variation 1H06 x 1H07
Income (loss) before income taxes	32.657	6.983	-78,6%	47.079	27.344	-41,9%
Current Income Tax	(7.663)	(2.042)	-73,4%	(11.392)	(10.643)	-6,6%
Current Social Contribution Tax	(2.780)	(768)	-72,4%	(4.175)	(3.873)	-7,2%
Deferred Income and social Contribution Tax	(727)	1.678	-330,8%	(617)	6.467	-1.148,1%
Net Income (loss)	21.487	5.851	-72,8%	30.895	19.295	-37,5%
Non-recurrent IPO related Expenses	-	12.541		-	12.541	
Adjusted Net Income	**21.487**	**18.392**	**-14,4%**	**30.895**	**31.836**	**3,0%**
Deferred Commissions Result		24.505			24.505	
Total Period Result	**21.487**	**42.897**	**99,6%**	**30.895**	**56.341**	**82,4%**

To calculate adjusted net income, we added our net income or loss to the non-recurring expenses with the IPO. We believe that this adjusted net income better represents our recurring income, given that the non-recurring expenses, due to their inherent nature, are not expected to recur. Adjusted net income is not a measure of financial performance in accordance with Adopted Accounting Practices in Brazil, nor should it be considered on its own, or as an alternative to net income as a measure of operating performance, or an alternative for operating cash flow, or as a measure of liquidity. The Period Result considers also the adjustment for deferred commissions, which affected directly the Shareholders' Equity.

Efficiency Index

	2Q06	2Q07	% Variation	1H06	1H07	% Variation
Income from Financial Operations	65,469	75,472	15.3%	116,153	140,468	20.9%
Deposits, money market and interbanl	(15,718)	(21,226)	35.0%	(29,128)	(38,697)	32.9%
Results from derivative financial instru	(4,580)	(5,292)	15.5%	(7,195)	(9,901)	37.6%
Service Fee Income	2,763	2,648	-4.2%	6,838	5,464	-20.1%
Personnel Expenses	(3,532)	(4,838)	37.0%	(6,393)	(8,451)	32.2%
Other administrative Expenses	(16,243)	(18,719)	15.2%	(35,368)	(38,103)	7.7%
Transactional taxes	(3,365)	(3,547)	5.4%	(6,054)	(6,774)	11.9%
Efficiency Index	**48.3%**	**52.5%**	**+4.2p.p.**	**55.1%**	**54.8%**	**-0.3p.p.**

Capital Adequacy Ratio (Basel index)

At end June 2007, the Bank's capital adequacy ratio was 97.1 % (versus 21.4 % at end June 2006). This one-off increase was due to the capital increase of R$529.2 million resulting from the company's IPO. The Central Bank requires a minimum ratio of 11%.

UPCOMING EVENTS

2Q07 Results Conference Call

Date: August 9, 2007

Portuguese:		
9:00h (Brasília)	Phone :	+55 (11) 2101-4848
8:00h (New York)	Code	Paraná Banco
English:		
11:00h (Brasília)	Phone:	+1 (973) 935-8893
10:00h (New York)	Code:	9091938

Contact

Luis César Miara
Chief Financial and Investor Relations Officer
Tel: (55 41) 3351-9961

Maurício N. G. Fanganiello
IR Manager
Tel: (55 41) 3351-9907

e-mail: ir@paranabanco.com.br
Website de RI: www.paranabanco.com.br/ir

Disclaimer

The statements contained in this document related to the business outlook, projections of operating and financial income, and those related to the growth outlook for Paraná Banco are merely projections, and as such are based exclusively on the expectations of the executive board regarding future business. These expectations are substantially dependent on market conditions, the performance of the Brazilian economy, the industry and international markets, and are subject to changes without any advance notice.

Income Statement
Consolidated Figures (R$ x 1,000)

	2Q06	2Q07	% Variation	1H06	1H07	% Variation
Income from financial operations	**64,194**	**73,569**	14.6%	**113,452**	**137,043**	20.8%
Loans	58,977	65,600	11.2%	106,589	125,833	18.1%
Securities	5,217	7,969	52.8%	6,863	11,210	63.3%
Expenses from financial operations	**(24,364)**	**(36,849)**	51.2%	**(45,194)**	**(65,133)**	44.1%
Deposits, money market and interbank funds	(15,718)	(21,226)	35.0%	(29,128)	(38,697)	32.9%
Derivative financial instruments	(4,580)	(5,292)	15.5%	(7,195)	(9,901)	37.6%
Allowance for doubtful loans	(4,066)	(10,331)	154.1%	(8,871)	(16,535)	86.4%
Net Income from financial operations	**39,830**	**36,720**	**-7.8%**	**68,258**	**71,910**	**5.4%**
Operating Expenses	**(14,353)**	**(37,002)**	157.8%	**(28,731)**	**(55,146)**	91.9%
Service Fee Income	2,763	2,648	-4.2%	6,838	5,464	-20.1%
Personnel Expenses	(1,922)	(2,952)	53.6%	(3,465)	(5,120)	47.8%
Directors' fees	(102)	(81)	-20.6%	(198)	(177)	-10.6%
Other administrative Expenses	(14,236)	(35,557)	149.8%	(30,871)	(52,009)	68.5%
Transactional taxes	(3,160)	(3,252)	2.9%	(5,565)	(6,190)	11.2%
Equity share in earnings of subsidiaries and associated company	394	1,012	156.9%	399	1,474	269.4%
Other operating income	2,250	3,786	68.3%	4,799	6,122	27.6%
Other operating expenses	(340)	(2,606)	666.5%	(668)	(4,710)	605.1%
Operating Income	**25,477**	**(282)**	**-101.1%**	**39,527**	**16,764**	**-57.6%**
Non-operating income (expenses)	**(455)**	**41**	-109.0%	**(455)**	**52**	-111.4%
Income (loss) before income taxes	**25,022**	**(241)**	**-101.0%**	**39,072**	**16,816**	**-57.0%**
Income and social contribution taxes	**(8,929)**	**1,518**	-117.0%	**(13,221)**	**(3,967)**	-70.0%
Current incomce tax	(6,550)	(627)	-90.4%	(10,279)	(8,708)	-15.3%
Current social contribution tax	(2,375)	(256)	-89.2%	(3,770)	(3,171)	-15.9%
Deferred income and social contribution tax	(4)	2,401	-60125.0%	828	7,912	855.6%
Net income	**16,093**	**1,277**	**-92.1%**	**25,851**	**12,849**	**-50.3%**
IPO related expenses		12,541			12,541	
Adjusted Net Income	**16,093**	**13,818**	**-14.1%**	**25,851**	**25,390**	**-1.8%**

Paraná Banco

Balance Sheet
Consolidated (R$ x 1,000)

	06/30/06	06/30/07	% Variation
Assets			
Cash and cash equivalents	1,355	7,569	458.6%
Interbank funds invested	49,101	44,382	-9.6%
Securities	42,405	585,457	1280.6%
Interbank accounts	291	441	51.5%
Loans - private sector	459,664	843,298	83.5%
Allowance for doubtful loans	(17,562)	(30,344)	72.8%
Other receivables	12,642	28,243	123.4%
Other assets	32,364	50,528	56.1%
Permanent Assets	**11,208**	**13,432**	19.8%
Investments	8,628	10,329	19.7%
Fixed assets for own use	2,453	2,667	8.7%
Dererred charges	127	436	243.3%
Total Assets	**591,468**	**1,543,006**	**160.9%**
Liabilities			
Deposits	316,784	654,754	106.7%
Money market repurchase commitments	21,282	33,918	59.4%
Acceptances and endorsements	54,791	71,508	30.5%
Interbank accounts	959	907	-5.4%
Deritvative Financial instruments	4,395	8,910	102.7%
Other liabilities	49,639	82,928	67.1%
Shareholders' equity	**143,618**	**690,081**	380.5%
Total Liabilities and Shareholders' equity	**591,468**	**1,543,006**	**160.9%**

Paraná Banco

Income Statement

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	2Q06	2Q07	% Variation	1H06	1H07	% Variation
Income from financial operations	**65,469**	**75,472**	**15.3%**	**116,153**	**140,468**	**20.9%**
Loans	58,977	65,600	**11.2%**	106,589	125,833	**18.1%**
Securities	6,492	9,872	**52.1%**	9,564	14,635	**53.0%**
Expenses from financial operations	**(24,364)**	**(36,849)**	**51.2%**	**(45,194)**	**(65,133)**	**44.1%**
Deposits, money market and interbank funds	(15,718)	(21,226)	**35.0%**	(29,128)	(38,697)	**32.9%**
Derivative financial instruments	(4,580)	(5,292)	**15.5%**	(7,195)	(9,901)	**37.6%**
Allowance for doubtful loans	(4,066)	(10,331)	**154.1%**	(8,871)	(16,535)	**86.4%**
Net Income from financial operations	**41,105**	**38,623**	**-6.0%**	**70,959**	**75,335**	**6.2%**
Operating Expenses	**(7,993)**	**(31,681)**	**296.4%**	**(23,425)**	**(48,043)**	**105.1%**
Service Fee Income	2,763	2,648	**-4.2%**	6,838	5,464	**-20.1%**
Premiums Written	21,159	36,082	**70.5%**	46,419	70,161	**51.1%**
Reinsurance Premiums and Premiums ceded	(17,739)	(28,784)	**62.3%**	(32,196)	(53,133)	**65.0%**
Change in insurance technical reserves	1,933	(452)	**-123.4%**	(1,729)	(1,787)	**3.4%**
Retained Claims	(682)	(3,373)	**394.6%**	(6,759)	(8,140)	**20.4%**
Selling income (expenses) of insurance plan	2,765	5,418	**95.9%**	4,400	7,844	**78.3%**
Personnel Expenses	(3,430)	(4,726)	**37.8%**	(6,195)	(8,274)	**33.6%**
Directors' fees	(102)	(112)	**9.8%**	(198)	(177)	**-10.6%**
Other administrative Expenses	(16,243)	(37,721)	**132.2%**	(35,368)	(57,105)	**61.5%**
Transactional taxes	(3,365)	(3,547)	**5.4%**	(6,054)	(6,774)	**11.9%**
Other operating income	5,582	6,049	**8.4%**	8,574	9,456	**10.3%**
Other operating expenses	(634)	(3,163)	**398.9%**	(1,157)	(5,578)	**382.1%**
Operating Income	**33,112**	**6,942**	**-79.0%**	**47,534**	**27,292**	**-42.6%**
Non-operating income (expenses)	**(455)**	**41**	**-109.0%**	**(455)**	**52**	**-111.4%**
Income (loss) before income taxes	**32,657**	**6,983**	**-78.6%**	**47,079**	**27,344**	**-41.9%**
Income and social contribution taxes	**(11,170)**	**(1,132)**	**-89.9%**	**(16,184)**	**(8,049)**	**-50.3%**
Current incomce tax	(7,663)	(2,042)	**-73.4%**	(11,392)	(10,643)	**-6.6%**
Current social contribution tax	(2,780)	(768)	**-72.4%**	(4,175)	(3,873)	**-7.2%**
Deferred income and social contribution tax	(727)	1,678	**-330.8%**	(617)	6,467	**-1148.1%**
Net income	**21,487**	**5,851**	**-72.8%**	**30,895**	**19,295**	**-37.5%**
IPO related expenses		12,541			12,541	
Adjusted Net Income	**21,487**	**18,392**	**-14.4%**	**30,895**	**31,836**	**3.0%**
Deferred Comissions Adjustment		24,505			24,505	
Period Resulto	**21,487**	**42,897**	**99.6%**	**30,895**	**56,341**	**82.4%**

Balance Sheet

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	06/30/06	06/30/07	% Variation
Assets			
Cash and cash equivalents	3,556	10,087	183.7%
Interbank funds invested	49,101	129,967	164.7%
Securities	101,966	585,457	474.2%
Interbank accounts	291	441	51.5%
Loans - private sector	458,035	866,217	89.1%
Allowance for doubtful loans	(15,933)	(30,487)	91.3%
Other receivables	32,720	29,140	-10.9%
Other assets	32,597	51,369	57.6%
Permanent Assets	**17,049**	**14,691**	-13.8%
Investments	1,265	1,222	-3.4%
Fixed assets for own use	2,788	2,988	7.2%
Dererred charges	12,996	10,481	-19.4%
Total Assets	**679,382**	**1,656,882**	**143.9%**
Liabilities			
Deposits	316,847	654,754	106.6%
Money market repurchase commitments	21,282	33,918	59.4%
Acceptances and endorsements	54,791	71,508	30.5%
Interbank accounts	959	907	-5.4%
Deritvative Financial instruments	4,395	8,910	102.7%
Payable for Insurance and Reinsurance transactions	14,032	23,565	67.9%
Technical Reserves - Insurance and Reinsurance	17,500	22,167	26.7%
Other liabilities	56,473	94,571	67.5%
Shareholders' equity	**193,103**	**746,582**	286.6%
Deferred Comission Adjustment	-	**24,505**	
Other Equity Accounts	**193,103**	**722,077**	273.9%
Total Liabilities and Shareholders' equity	**679,382**	**1,656,882**	**143.9%**

Loan portfolio exceeds R$1 billion and adjusted net income grows 174% in quarter

Curitiba, Paraná – November 8, 2007 – **Paraná Banco** (BOVESPA: PRBC4), one of the leaders in the payroll-deduction loan market in Brazil, announces today its results for the third quarter of 2007 (3Q07).

The consolidated financial statements herein are presented on a pro forma basis, encompassing the financial statements of the Bank, its subsidiaries, the Credit Receivables Investment Fund (FIDC) Paraná Banco I, the Credit Receivables Investment Fund (FIDC) Paraná Banco II ("FIDCs") and the insurer J. Malucelli Seguradora, and were prepared based on the accounting practices pursuant to Brazilian Corporate Law, associated with the regulations and instructions issued by the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Brazilian securities and exchange commission *Comissão de Valores Mobiliários* ("CVM") .

3Q07 HIGHLIGHTS

- 9M07 Result of R$77.7 million, comprising R$53.2 million in net income excluding IPO expenses and R$24.5 million increase in shareholders' equity from the start of deferred commissions criteria.
- **Total loan portfolio** on September 30 of more than R$1 billion, up 92% on the R$529.6 million on September 30, 2006.
- **Origination of payroll-deduction loan operations** of R$258.5 million in the quarter and R$637.7 million in the 9M07, compared to R$159.7 million in the 3Q06 and R$446.2 million in the 9M06, representing growth rates of **61.9%** and **42.9%**, respectively:
- Standard & Poors attributes rating of "brA-" to J. Malucelli Seguradora and RiskBank raises Bank's index to 11.67, ranking the bank 7th among Brazilian banks analyzed;
- The Net Income of J. Malucelli Seguradora reached R$10.5 million in 9M07, a 57.5% increase over 9M06. The written premiums increased 44.2% in the 9M07 compared to the previous year;
- Once approval is given by SUSEP and the insurer J. Malucelli Seguradora is merged, the bank's shareholders' equity will achieve R$849 million. On August 31, 2007, an integral bank subsidiary acquired 800,622 common shares and 2,570,418 preferred shares issued by the J.M. Seguradora, concluding the first stage of the contract to remerge the company;
- On October 19, the Board of Directors authorized a stock buyback program, authorizing the purchase of up to 4,156,481 shares through October 15, 2008;
- Creation for J. Malucelli Vida e Previdência, integral subsidiary, to offer payroll-deductible loans to 1.6 million federal government workers (SIAPE system);
- No loans granted in the quarter, an additionally there were R$43.6 million loans acquired from other financial institutions.
- Creation of Paraná platform to expand **operations in the middle-market segment and increase synergies with J.Malucelli Seguradora.**
- Franchising Channel achieves 51 units in operation, as announced in notice to market dated November 6.

Key Financials (R$ x 1,000)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Adjusted Net Income	7,806	21,384	173.9%	38,701	53,220	37.5%
Period Result	**7,806**	**21,384**	**173.9%**	**38,701**	**77,725**	**100.8%**
Return over average Shareholder	19.7%	19.0%	-0.7p.p.	29.5%	22.1%	-7.4p.p.
Return over average Assets (p.a.	4.3%	5.4%	+1.1p.p.	7.1%	8.1%	+1.0p.p.
Loan Portfolio	**687,481**	**1,080,539**	**57.2%**	**687,481**	**1,080,539**	**57.2%**
Total Assets	888,290	1,792,443	101.8%	888,290	1,792,443	101.8%
Deposits	468,236	713,540	52.4%	468,236	713,540	52.4%
Shareholders' Equity	**211,755**	**781,243**	**268.9%**	**211,755**	**781,243**	**268.9%**
Efficiency Index	**24.2%**	**19.6%**	**-4.7p.p.**	**22.6%**	**19.0%**	**-3.6p.p.**
Basel Index	23.2%	71.9%	+48.7p.p.	23.2%	71.9%	+48.7p.p.
Earnings per share	0.21	0.22	4.8%	0.31	0.31	0.0%

1 - Includes Loan Assignements to the FIDC's

2 - Excludes IPO related expenses and commissions

ABOUT PARANÁ BANCO

Paraná Banco was one of the first banks to operate in the payroll-deduction credit segment in Brazil, launching its operations in the 1980s. The Bank's operations focus on payroll-deduction lending, and has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each of the past seven years (from 2000 to 2006), according to the RiskBank index. Paraná Banco has well structured sales channels with national coverage supported by a broad correspondent bank and franchise network, as well as through direct contact with customers through its call center. The Bank's leadership in terms of number of agreements signed and its experience in the payroll-deduction lending segment put it in a privileged position to take advantage of this excellent growth opportunity.

Operating Highlights

In the 3Q07, the Bank continued the trajectory of growth and profitability that has marked its history. The Bank's net income, rose to R$21.4 million in the 3Q07 and R$77.8 million in the 9M07.

Payroll-deduction lending is the main product under the Bank's strategy, with a focus on profitability and a low-risk client base (civil servants, private-sector employees and beneficiaries of the INSS social security system). At the close of the 3Q07, the Bank had more than 660 agreements signed for loans backed by deduction from payroll involving public- and private-sector employees, with distribution through four different channels: correspondent banks, call center and franchises.

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Number of agreements	435	665	52.9%	435	665	52.9%
Total number of new contracts	**58,007**	**76,068**	**31.1%**	**174,339**	**201,820**	**15.8%**
INSS new contracts	21,953	27,194	23.9%	65,677	73,929	12.6%
Other new contracts	36,054	48,874	35.6%	108,662	127,891	17.7%
Total Loan Origination (R$ x 1,000)	159,672	258,536	61.9%	446,211	637,720	42.9%

Credit Rating of the Loan Portfolio

The Bank has a high-quality loan portfolio that is highly stable, as shown in the past few quarters. The following charts show the credit-risk rating of the loan portfolio recorded on the balance sheet by credit rating on September 30, 2006 and 2007, with a rating of "AA" representing the lowest credit risk and "H" representing a high risk level. The "D to H" category presented a slight reduction in the 3Q07.


3Q06
D-H
6%
AA-C
94%


3Q07
D-H
5,5%
AA-C
95,5%

The focus on origination, agility and security in loan approval and execution is fundamental for developing business and maintaining the high quality of the loan portfolio.

Operations involving extending credit to companies are approved by committees, as is also the case of approval for payroll-deduction loan agreements, while operations involving extending credit to individuals (individual payroll-deduction loans) are approved by an analysis and approval process.

Implementation of the correspondent bank franchise channel

The Bank has in 9M07 roughly 486 correspondent banks spread across the country, especially in the states of Minas Gerais, Santa Catarina, Goiás, Mato Grosso do Sul, Paraná, Rio de Janeiro and São Paulo. However, this type of representative poses a variety of challenges, chiefly in terms of customer-service quality and customer loyalty. The biggest Paraná Banco correpondent originates less than 3% of the total volume.

The franchise channel, through the company J. Malucelli Agenciamento, an integral subsidiary, was created to provide the bank with an alternative to expanding its own operations, and involves rigorous control of image and operating risk, ensuring high levels of quality for customers, conformance with the regulations imposed by the Brazilian Central Bank on the correspondent bank, and the creation of a loyal sales base for the Bank. The franchise model was developed by Paraná Banco.

The Bank launched its operations via this channel in March 2007, and by September had 37 franchises in operation and 42 in development in 17 Brazilian states. According to the notice to the market dated November 6, the bank already has 51 franchises in operation. The target for yearend 2007 to reach 30 units has already been achieved, and the expectation is to have 75 units operating by yearend. The target established for 2008 remains 210 franchises.

Studies show that a market exists for the opening of franchises in 900 cities with populations ranging from 17,000 to 300,000.

All franchisees are obligatorily classified as a correspondent bank, pursuant to Central Bank Resolution 3,110.

The Bank's alternative channels increased their contribution by 18 percentage points in the 3Q07 from the 3Q06, accounting for 21% of total production in the quarter.


3Q06
3%
97%
3Q07
21%
79%
Alternative channels*
Correspondent

*** Volume of regionals, call center and franchises**

Credit Ratings

Three credit-risk rating agencies – Standard and Poor's, LF Rating and SR Rating – analyze Paraná Banco on a regular basis, classifying the Bank as Investment Grade on the national level and assigning it a Low Level of Credit Risk, given its operational structure and evolution, positioning focused on operations, low NPL ratio, adequate internal controls, and credit policy with predetermined parameters. Lopes Filho Consultores, through RiskBank, assigned Paraná Banco the concept of Low Risk in the Medium Term.

In October 2007, RiskBank upgraded Paraná Banco's index to 11.67, ranking it 7th among the 122 financial institutions it analyzes.

According to RiskBank, the funding achieved through the IPO was positive for Paraná Banco, which now operates with a more capitalized and more liquid structure. The Bank's risk rating is supported by its stable indicators, especially its adequate liquidity and low default levels.

The current credit ratings assigned to Paraná Banco from various risk-rating agencies are shown below:

STANDARD &POOR'S	RISKbank	SR	lf rating
brBBB+	**11.67**	**brA-**	**A-**
Low Credit Risk	Low Risk – Medium Term	Low Credit Risk	Low Credit Risk
July 2007	June 2007	June 2007	June 2007

J. Malucelli Seguradora S.A.

Paraná Banco is awaiting approval only from Brazil's private insurance administration SUSEP to conclude the re-merger of the insurer J. Malucelli Seguradora S.A.

On March 6, 2007, a share purchase agreement was entered into with Advent International to reacquire 85% of the capital stock in the Insurer, an equity interest that was transferred to Advent International in October 2005. The acquisition is subject to approval from SUSEP given that it involves the transfer of control of an Insurer to a Bank. On August 31, 2007, a Bank subsidiary acquired 800,622 common shares and 2,570,418 preferred shares in the insurer, owning now 55% of the company and concluding the first stage of the contract.

The operations of J.M. Seguradora are concentrated in surety bonds, a market in which it is the absolute leader, holding 43% market share at the close of the 3Q07, according to data from SUSEP.

The merger of J.M. Seguradora represents an opportunity to:

- increase the number of agreements for offering payroll-deduction loans to employees at private-sector companies, as well as
- expand the loan portfolio in the middle-market segment, taking advantage of existing relationships between the Insurer and its 16,000 corporate clients and the fact that it has already conducted a credit-risk profile evaluation of these clients.

The main operating indicators of J. Malucelli Seguradora in the 2Q07 are shown below:

Insurer J. Malucelli Seguradora - Key Performance Indicators

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Premiums written (R$ mm)	28,223	39,544	40.1%	84,111	121,247	44.2%
Net income (R$ mm)	1.2	2.6	110.7%	6.7	10.5	57.5%
Shareholders' Equity (R$ mm)	58.8	69.1	17.4%	58.8	69.1	17.4%
Policies written	8,342	10,094	21.0%	24,053	25,118	4.4%

Initial Public Offering

On June 14, 2007, Paraná Banco successfully conclude its IPO, issuing 37.8 million preferred shares (Bovespa: PRBC4) on the Level 1 corporate governance segment of the São Paulo Stock Exchange (Bovespa), in a 100% primary issue that raised R$529.2 million. The growth initiatives supported by the greater availability of capital, which are aligned with the growth and expansion objectives of Paraná Banco, include:

- Accelerate the process of origination of payroll-deduction loans through organic growth, increasing penetration in agreements while maintaining a focus on entering into new agreements with both public and private entities
- Reduction in the volume of credit assignments to the market, fully retaining the financial revenue derived from operations
- Take better advantage of the opportunities in Brazil's credit and consumer market
- Implementation of a platform for operating in the middle-market segment, drawing on the base of 16,000 clients at J. Malucelli Seguradora and the company's expertise in credit analysis
- Increase funding with lower costs, drawing on its new capital structure.

Corporate Governance

On April 5, 2007, the Bank formalized the contract for its inclusion in the Level 1 differentiated corporate governance segment of the São Paulo Stock Exchange (Bovespa). In addition, 100% tag-along rights were extended to all shares issued by the Bank. Notwithstanding the adherence to the requirements of the Level 1 corporate governance segment of the Bovespa, Paraná Banco plans to migrate to the Level 2 corporate governance segment as soon as it receives the required regulatory authorizations. The Bank's shares are listed on following indexes:

- Special Corporate Governance Index (IGC)
- Index of Companies with Differentiated Tag-Along Rights (ITAG)

- Also seeking to generate value for shareholders, on August 7, Paraná Banco hired Banco UBS Pactual to act as market maker for its preferred shares for a period of six months, automatically renewable, with the objective of increasing liquidity in the shares.
- On October 19, the Board of Directors of Paraná Banco authorized a stock buyback program, in accordance with CVM Instruction 202, seeking to create value for shareholders by optimizing its capital structure. The program provides for the purchase of up to 4,156,481 preferred shares until October 15, 2008.

Deferment of Commissions

As of the 2Q07, and with the objective of harmonizing its accounting practices with those of the market, the Bank adopted new accounting criteria related to the allocation of expenses from the commissions paid to correspondent banks involving proceeds from payroll-deduction operations, beginning to consider contract terms in the allocation of these expenses to net income. Following KPMG's guideline, we used the same criteria in the portfolio transactions since 2005. This standardization resulted in net income of R$24.505 million, which was booked directly in shareholders' equity and with the right to minimum dividends of 25% on this adjustment.

Ministerial Act 1,976 of the Ministry of Planning

Ministerial Act 1,976, issued by the Ministry of Planning, Budget and Management, on the 90-day suspension of operations under the SIAPE system, did not have an impact on the operations of Paraná Banco and does not change its strategic plans, since the Bank has no payroll-deductible lending operations aimed at federal civil servants through the Federal Executive Human Resources Management Information System (SIAPE).

The inscription for classification as a cosigning entity with the SIAPE system has been filed on behalf of the recently constituted wholly owned subsidiary J. Malucelli Vida e Previdência, which has already been duly approved by the private insurance regulator SUSEP.

The ministerial act, which has formed a taskforce to analyze the entire operational systems of SIAPE, will only strengthen the Bank's plans to target this public once the system is structured more efficiently.

3Q07 Results

Revenue from Financial Intermediation

Revenue from Financial Intermediation in the third quarter of this year increased by 49.5% against the 3Q06, and in the 9M07 rose by 35.9% versus the 9M06, reflecting the expansion in the loan portfolio and the origination of new payroll-deduction loans. In addition, the investment of the IPO proceeds generated additional financial income.

Income from Financial Operations (R$ x 1,000)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Loans	52,885	69,216	30.9%	159,474	195,049	22.3%
Securities	5,700	20,192	254.2%	15,264	34,827	128.2%
Financial Insurance Results	22,596	31,959	41.4%	62,916	93,198	48.1%
Income from Financial Operations	**81,181**	**121,367**	**49.5%**	**237,654**	**323,074**	**35.9%**

Loan Operations

Due to the lower loan origination, growth in financial income lagged growth in the loan portfolio, leading revenue from loan operations to grow 30.9% in the quarter versus the 3Q06 and by 22.3% in the 9M07 versus the 9M06.



Loan Portfolio (R$ x 1,000)
1,080.5
932.5
687.5
15.9%
57.2%
3Q06
2Q07
3Q07

The balance of the loan portfolio, including credit assignments to FIDCs rose to R$1,080.5 million in the 3Q07. Origination of payroll-deduction loans posted consistent growth, to R$258.5 million in the 3Q07, an increase of 61.9% from the R$159.6 million in the 3Q06. In the 3Q07, only 15% of the new loan origination was related to the INSS system (Federal Public Pension System).



Loan Origination Evolution (R$ x 1,000)
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
195%
2005
2006
2007
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter

Complementing the origination of payroll-deduction lending by the Bank, R$43.6 million in loans was acquired from other financial institutions. Paraná Banco remains open to opportunities, and whenever opportunities emerge that are aligned with the Bank's strategy and loan and own risk criteria, the Bank will strengthen its loan portfolio with acquisitions.

Loan Assignments

Income from the assignment of payroll-deduction loans is booked in the Revenue from Loan Operations line. This net result accounted for approximately 23.3% of this line in 9M06 and 1.6% in 9M07. Note that sales results are immediate in loan assignments, though the administrative costs of this portfolio are still regarded as costs.

Loan Assigment Evolution (R$ x1,000)

	3Q06	3Q07	% Variation	9M06	9M07	% Variation
Loan Origination	159,672	258,543	61.9%	446,211	637,721	42.9%
Loan Assignments (Banks)	39,090	0		168,489	16,986	-89.9%
Loan Assignments (FIDC's)	90,327	48,073	-51.7%	90,327	240,998	167.0%
Loans Acquired	0	43,619		0	43,619	
% Loan Assignments (Banks)	24.5%	0.0%		37.8%	2.7%	

Scenario Simulation

In order to facilitate the comprehension of the effects on Paraná Banco's results from the loan Assignments, we simulate below the bank results in various scenarios:

If the level of loan assignments in the 9M06 continued in 2007 with the same interest spreads of that year, Paraná Banco would have increased revenue by R$40.6 million in the same period of 2007.

If the level of loan assignments was equal to 100% of loan origination in 9M07, the Bank would have increased revenue by R$111.7 million.

However, in the long term, loan assignments will lower profitability. In this light, given that the new post-IPO capital structure enables the bank to hold loans in its portfolio, the bank believes this is the best strategy to follow, in order to not compromise the future results, and the value generation for the shareholders.

Below its demonstrated the net result of two operations: one with 100% loan assignment of the origination, and the other without it.


Operation with Loan Assignment
% Net Income over Financial Income
Reduction of 45%
20.9%
11.6%
1st Month
End of Contract

- The loan assignment operation generates an artificial income at the moment, that is adjusted during the contract life.
- In the origination and assignment month, there is an immediate result effect, inflated, because it doesn't take into account future delinquency and administrative costs until the end of contract.
- The final result is equal to 11.6% of financial income of the loan. At the initial assignment moment, the result may reach until 20.9% of financial income.
- Part of the result is transfered to 3rd parties (that buy the loans)
- 100% of the operation is booked at month 1, excluding Administrative Costs and Delinquency of the following periods.


Operation retained in Balance Sheet
% Net Income over Financial Income
Results grow 45x
19.9%
0.4%
1st Month
End of Contract

- The operation without Loan Assignment will be recognized monthly and proportionally during the contract period. In the origination month, only a small fraction of the result is recognized. The whole result wil be recognized during the contract period.
- The final result is 19.9% of the financial income of the loan. At the beginning, in the origination month, the result may reach only 0.44% of the financial income.
- 100% of the result is retained in the Bank, but recognized only during the whole contract period.
- Only 1/45 of the operation is booked at the 1st month, and so successively during the following months.

Income from Security Operations

Paraná Banco's securities portfolio is classified under the category "Available for Sale", and in September 2007 the value of this portfolio marked to market was R$81.563 million.

Expenses from Financial Intermediation

Due to the increase in the allowance for doubtful loans, and increase in the funding volume, expenses from financial intermediation increased by 59.9% in the quarter against the 3Q06, and by 49.5% in the 9M07 despite a reduction in the funding costs. The increase in provisions was basically due to the expansion in the total loan portfolio, given that the quality of the portfolio remained stable.

Expenses from Financial Operations (R$ x 1,000)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Deposits, Money Market and Interbank Funds	(14,998)	(23,859)	59.1%	(44,126)	(62,556)	41.8%
Derivative financial instruments	(1,735)	(2,447)	41.0%	(8,930)	(12,348)	38.3%
Allowance for doubtful loans	(6,621)	(11,036)	66.7%	(15,492)	(27,571)	78.0%
Expenses from Financial Operations	**(23,354)**	**(37,342)**	**59.9%**	**(68,548)**	**(102,475)**	**49.5%**

Funding Operations

Paraná Banco has a well balanced funding structure for supporting its payroll-deduction loan operations, drawing on various different financing sources. Given the increase in capital as a result of the IPO, the Bank now enjoys the option of tapping new institutional investors with lower financing costs.

Total funding, including loan assignments, exceeded R$885 million at September 2007, an increase of 24.7% in the year. Total deposits increased by R$245 million in the previous 12 months, or by 52.4%. In September 2007, 36.7% of deposits had terms of more than 360 days.

At end September 2007, 13.5% of time deposits originated from companies associated with the Group, 11.8% from financial institutions.

	3Q06	3Q07	Year (%)
Total deposits	468,236	713,540	52.4%
Demand deposits	908	1,237	36.2%
Interbank deposits	23,612	41,099	74.1%
Time deposits	443,711	671,181	51.3%
Other deposits	5	23	360.0%
Money market	52,009	53,850	3.5%
Obligation for notes and bonds issued	59,800	69,575	16.3%
Sub total	**580,045**	**836,965**	44.3%
Credit Assignments	129,954	48,073	-63.0%
Total	**709,999**	**885,038**	24.7%

Provision for Loan Losses

Expenses with the provision for loan losses accompanied the growth in the loan portfolio and the relative stability in portfolio quality. On September 30, 2007, operations overdue up to 60 days represented 59% of total overdue loans, between 61 and 180 days accounted for 23%, and over 180 days accounted for 18%. Loans classified as "H" (overdue more than 180 days) represented 2.0% of the total portfolio.

Portfolio and Allowance per Status Level (09/30/2007)

Status	Required Allowance	Portfolio	% of total portfolio	Total Allowance
A	0.50%	874,052	86.0%	4,501
B	1%	49,099	4.8%	491
C	3%	47,342	4.7%	1,420
D	10%	8,129	0.8%	813
E	30%	6,402	0.6%	1,920
F	50%	5,447	0.5%	2,724
G	70%	6,006	0.6%	4,204
H	100%	20,066	2.0%	20,066
Total	**3.6%***	**1,016,543**		**36,139**

* Avereage of Allowance in the period

Gross Income from Financial Intermediation

Income from financial intermediation before provisions for loan losses was R$95.1 million in the 3Q07, and R$248.2 million in the 9M07, representing growth of 47.5% versus the 3Q06 and of 34.4% versus the 9M06. The increases were due in large part to the expansion in the loan portfolio.

The constitution of FIDCs and the reduction in credit assignments resulted in a reduction in net interest margin, however, but the Bank maintained levels above the industry average.

Net Income From Financial Operations (R$ x 1,000)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Income From Financial Operations	64,448	95,061	47.5%	184,598	248,170	34.4%
Allowance for doubtful loans	(6,621)	(11,036)	66.7%	(15,492)	(27,571)	78.0%
Net Income From Financial Operations	**57,827**	**84,025**	**45.3%**	**169,106**	**220,599**	**30.5%**
Average performing assets	710,080	1,379,987	94.3%	668,080	1,265,407	89.4%
Interbank funds invested	170,033	302,359	77.8%	163,410	305,601	87.0%
Securities	45,408	147,707	225.3%	41,751	127,671	205.8%
Loans	494,639	929,921	88.0%	462,919	832,135	79.8%
Net Interest Margin before allowance for doubtfull loans (%)	19.0%	14.3%	-4.7p.p.	62.9%	43.1%	-19.8p.p.
Net Interest Margin after allowance for doubtful loans (%)	16.0%	12.5%	-3.5p.p.	57.0%	37.9%	-19.1p.p.

Operating Income (Expenses)

Operating Income (Expenses) (excluding IPO expenses)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
BANK*						
Service Fee Income	2,769	2,689	-2.9%	9,607	8,153	-15.1%
Personnel Expenses	(2,090)	(3,220)	54.1%	(5,753)	(8,517)	48.0%
Other administrative Expenses	(21,635)	(22,212)	2.7%	(52,506)	(74,221)	41.4%
Transactional taxes	(2,602)	(4,278)	64.4%	(8,167)	(10,468)	28.2%
Other operating income	1,054	6,996	563.8%	5,853	13,118	124.1%
Other operating expenses	(579)	(2,303)	297.8%	(1,247)	(7,013)	462.4%
INSURANCE COMPANY						
Retained Premiums	2,813	3,641	29.4%	10,692	13,539	26.6%
Reinsurance Premiums and Premiums ceded	(19,334)	(27,476)	42.1%	(53,310)	(81,585)	53.0%
Change in insurance technical reserves	(591)	(1,008)	70.6%	(2,320)	(2,795)	20.5%
Retained Claims	(4,588)	(4,423)	-3.6%	(11,347)	(12,563)	10.7%
Brokerage income (expenses) of insurance plan	2,793	3,056	9.4%	7,193	10,900	51.5%
Personnel Expenses	(1,491)	(1,985)	33.1%	(4,221)	(5,193)	23.0%
Other administrative Expenses	(2,511)	(2,586)	3.0%	(7,008)	(7,628)	8.8%
Transactional taxes	(199)	(280)	40.7%	(688)	(864)	25.6%
Other operating income	711	872	22.6%	2,318	2,761	19.1%
Other operating expenses	(842)	(129)	-84.7%	(608)	(997)	64.0%
TOTAL						
Operating Income (Expenses)	**(46,322)**	**(52,646)**	**13.7%**	**(111,512)**	**(163,373)**	**46.5%**

* Consolidated without J. Malucelli Seguradora

Revenue from Services

Revenue from services declined by 2.9% between the 3Q07 and 2Q06, and by 15.1% between the 9M07 and 9M06, due to the legal limit on the charging of tariffs and loan fees in payroll-deduction operations for some employers. This limit was partially offset by the higher volume of origination.

Net premiums issued (J Malucelli Seguradora)

Premiums increased by 29.4% in the quarter versus 3Q06, and by 26.61% in the 9M07 versus the 9M06, given the growth in demand for this type of insurance in the market, and the consequent growth in the operation of *J. Malucelli Seguradora*, that has a 43% market share in the surety bond segment.

Reinsurance Premiums (J Malucelli Seguradora)

Premiums forwarded to reinsurers grew 42.1% in the 3Q07 over 3Q06, and 53.0% in the 9M07 over 9M06, given the higher demand for this type of insurance.

Insurance Brokerage Income (Expenses) (J Malucelli Seguradora)

Insurance brokerage income rose 9.4% in the quarter versus the 3Q06, and by 51.5% in the 9M07 versus the 9M06, driven by commissions from higher volumes of reinsurance forwarding, derived from the higher volume of operations from *J. Malucelli Seguradora.*

Personnel Expenses

These expenses grew by 45.4% in the quarter versus the 3Q06, and by 37.5% in the 9M07 versus 9M06, due to an increase in the number of new hires. Continuous growth in the Bank's activities has created a regular need for hiring and developing professionals. On September 30, 2007, Paraná Banco had 278 employees, and *J. Malucelli Seguradora,* 114.

Other Administrative Expenses

Other administrative expenses totaled R$24.6 million in the 3Q07, excluding the non-recurring IPO expenses, up 2.0% in the quarter and by 16.2% in the 9M07, attributable to the higher amounts paid to correspondent banks on originated payroll-deduction loan operations. The increase was chiefly due to the higher volume of loan origination.

Other Administrative Expenses (R$ x 1,000)

	3Q06	3Q07	% Variation	9M06	9M07	% Variation
Other Administrative Expenses	(9,910)	(9,379)	-5.4%	(25,000)	(23,587)	-5.7%
IPO expenses	0	(172)		0	(12,713)	
Commissions Expenses (Loan Origination)	(14,236)	(15,247)	7.1%	(34,514)	(45,549)	32.0%
Total	**(24,146)**	**(24,798)**	**2.7%**	**(59,514)**	**(81,849)**	**37.5%**

* Excludes IPO and commissions expenses

Other Revenue

Other Revenue rose by 345.8% in the quarter and by 94.3% in the 9M07 versus the same period of 2006, mainly due to the appreciation in the Brazilian real against the U.S. dollar, and linked to the amount of funding in foreign currency.

Other Operating Expenses

These expenses grew by 71.1% in the quarter against 3Q06, and by 331.8% in the 9M07 versus the 9M06, mainly due to the constitution of a provision for civil liability related to consumer operations.

Efficiency Index (without IPO expenses)

	3Q06	3Q07	% Variation	9M06	9M07	% Variation
Income from Financial Operations	81,181	121,367	49.5%	237,654	323,074	35.9%
Deposits, money market and interbank funds	(14,998)	(23,859)	59.1%	(44,126)	(62,556)	41.8%
Results from derivative financial instruments	(1,735)	(2,447)	41.0%	(8,930)	(12,348)	38.3%
Service Fee Income	2,769	2,689	-2.9%	9,607	8,153	-15.1%
Personnel Expenses	(3,581)	(5,205)	45.4%	(9,974)	(13,710)	37.5%
Other administrative Expenses*	(24,146)	(24,626)	2.0%	(59,514)	(69,136)	16.2%
commissions	(14,236)	(15,247)	7.1%	(34,514)	(45,549)	32.0%
Transactional taxes	(2,801)	(4,558)	62.7%	(8,855)	(11,332)	28.0%
Efficiency Index	**45.4%**	**35.2%**	**-10.2p.p.**	**40.3%**	**36.7%**	**-3.6p.p.**
Efficiency Index (exclude commission expenses)	**24.2%**	**19.6%**	**-4.7p.p.**	**22.6%**	**19.0%**	**-3.6p.p.**

* Excludes IPO expenses

Capital Adequacy Ratio (Basel index)

At end September 2007, the Bank's capital adequacy ratio was 71.9 % (versus 23.2% at end September 2006). This one-off increase was due to the capital increase of R$529.2 million from the company's IPO proceeds. The Central Bank requires a minimum ratio of 11%.

Adjusted Net Income

Adjusted Net Income (R$ x 1,000)

	3Q06	3Q07	Variation 3Q06 x 3Q07	9M06	9M07	Variation 9M06 x 9M07
Income (loss) before income	11,020	31,396	184.9%	56,654	57,295	1.1%
Current Income Tax	(4,694)	(7,941)	69.2%	(19,106)	(20,606)	7.9%
Current Social Contribution Tax	(1,710)	(2,944)	72.2%	(6,972)	(7,545)	8.2%
Deferred Income and social Contribution Tax	3,190	701	-78.0%	8,125	11,363	39.9%
Net Income (loss)	**7,806**	**21,212**	171.7%	**38,701**	**40,507**	**4.7%**
Non-recurrent IPO related	0	172		0	12,713	
Adjusted Net Income	**7,806**	**21,384**	173.9%	**38,701**	**53,220**	**37.5%**
Equity increase due to					24,505	
Total Period Result	**7,806**	**21,384**	173.9%	**38,701**	**77,725**	**100.8%**

To calculate adjusted net income, we added our net income or loss to the non-recurring expenses with the IPO. We believe this adjusted net income better represents our recurring income, given that the non-recurring expenses, due to their inherent nature, are not expected to recur. Adjusted net income is not a measure of financial performance in accordance with generally accepted accounting principles in Brazil, and should not be considered on its own, as an alternative to net income, as a measure of operating performance, an alternative for operating cash flow, or a measure of liquidity. The result in the period also considers an adjustment for deferred commissions, which directly impacts shareholders' equity.

UPCOMING EVENTS

3Q07 Results Conference Call

Date: November 9, 2007

Portuguese:
11:00 am (Brasília) Phone: +55 (11) 2188-0188
8:00 am (New York) Code Paraná Banco

English:
13:00 pm (Brasília) Phone: +1 (888) 700-0802 / +1 (786) 924-8430
10:00 am (New York) Code Paraná Banco

Contact

Luis César Miara
Chief Financial and Investor Relations Officer
Tel: (55 41) 3351-9961

Ricardo Rosanova Garcia
IR Manager
Phone: (55 41) 3351-9907

Maurício Fanganiello
IR Coordinator
Phone: (55 41) 3351-9907

e-mail: ir@paranabanco.com.br
Website de RI: www.paranabanco.com.br/ri

Disclaimer

Income Statement

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	3Q06	3Q07	% Variation	9M06	9M07	% Variation
Income from financial operations	**81,181**	**121,367**	**49.5%**	**237,654**	**323,074**	**35.9%**
Loans	52,885	69,216	**30.9%**	159,474	195,049	**22.3%**
Securities	5,700	20,192	**254.2%**	15,264	34,827	**128.2%**
Financial Insurance Results*	22,596	31,959	**41.4%**	62,916	93,198	**48.1%**
Expenses from financial operations	**(23,354)**	**(37,342)**	**59.9%**	**(68,548)**	**(102,475)**	**49.5%**
Deposits, money market and interbank funds	(14,998)	(23,859)	**59.1%**	(44,126)	(62,556)	**41.8%**
Derivative financial instruments	(1,735)	(2,447)	**41.0%**	(8,930)	(12,348)	**38.3%**
Allowance for doubtful loans	(6,621)	(11,036)	**66.7%**	(15,492)	(27,571)	**78.0%**
Net Income from financial operations	**57,827**	**84,025**	**45.3%**	**169,106**	**220,599**	**30.5%**
Operating Expenses	**(46,322)**	**(52,646)**	**13.7%**	**(111,512)**	**(163,373)**	**46.5%**
Service Fee Income	2,769	2,689	**-2.9%**	9,607	8,153	**-15.1%**
Premiums Written	2,813	3,641	**29.4%**	10,692	13,539	**26.6%**
Reinsurance Premiums and Premiums ceded	(19,334)	(27,476)	**42.1%**	(53,310)	(81,585)	**53.0%**
Change in insurance technical reserves	(591)	(1,008)	**70.6%**	(2,320)	(2,795)	**20.5%**
Retained Claims	(4,588)	(4,423)	**-3.6%**	(11,347)	(12,563)	**10.7%**
Selling income (expenses) of insurance plan	2,793	3,056	**9.4%**	7,193	10,900	**51.5%**
Personnel Expenses	(3,581)	(5,205)	**45.4%**	(9,974)	(13,710)	**37.5%**
Other administrative Expenses	(24,146)	(24,798)	**2.7%**	(59,514)	(81,849)	**37.5%**
Transactional taxes	(2,801)	(4,558)	**62.7%**	(8,855)	(11,332)	**28.0%**
Other operating income	1,765	7,868	**345.8%**	8,171	15,879	**94.3%**
Other operating expenses	(1,421)	(2,432)	**71.1%**	(1,855)	(8,010)	**331.8%**
Operating Income	**11,505**	**31,379**	**172.7%**	**57,594**	**57,226**	**-0.6%**
Non-operating income (expenses)	**(485)**	**17**	**-103.5%**	**(940)**	**69**	**-107.3%**
Income (loss) before income taxes	**11,020**	**31,396**	**184.9%**	**56,654**	**57,295**	**1.1%**
Income and social contribution taxes	**(3,214)**	**(10,184)**	**216.9%**	**(17,953)**	**(16,788)**	**-6.5%**
Current incomce tax	(4,694)	(7,941)	**69.2%**	(19,106)	(20,606)	**7.9%**
Current social contribution tax	(1,710)	(2,944)	**72.2%**	(6,972)	(7,545)	**8.2%**
Deferred income and social contribution tax	3,190	701	**-78.0%**	8,125	11,363	**39.9%**
Net income	**7,806**	**21,212**	**171.7%**	**38,701**	**40,507**	**4.7%**
IPO related expenses		172			12,713	
Adjusted Net Income	**7,806**	**21,384**	**173.9%**	**38,701**	**53,220**	**37.5%**
Deferred Comissions Adjustment					24,505	
Adjusted Net Income plus deferred comissions	**7,806**	**21,384**	**173.9%**	**38,701**	**77,725**	**100.8%**

* Direct Premium less open risks not issued

Income Statement

Consolidated (R$ x 1,000) - Doesn't Include 100% J. Malucelli Seguradora S.A.

	3Q06	3Q07	%Variation	9M06	9M07	%Variation
Income from financial operations	56,984	87,872	54.2%	170,436	224,915	32.0%
Loans	52,885	69,216	30.9%	159,474	195,049	22.3%
Securities	4,099	18,656	355.1%	10,962	29,866	172.5%
Expenses from financial operations	(23,354)	(37,342)	59.9%	(68,548)	(102,475)	49.5%
Deposits, money market and interbank funds	(14,998)	(23,859)	59.1%	(44,126)	(62,556)	41.8%
Derivative financial instruments	(1,735)	(2,447)	41.0%	(8,930)	(12,348)	38.3%
Allowance for doubtful loans	(6,621)	(11,036)	66.7%	(15,492)	(27,571)	78.0%
Net Income from financial operations	33,630	50,530	50.3%	101,888	122,440	20.2%
Operating Expenses	(22,466)	(21,139)	-5.9%	(51,197)	(76,285)	49.0%
Service Fee Income	2,769	2,689	-2.9%	9,607	8,153	-15.1%
Personnel Expenses	(2,090)	(3,220)	54.1%	(5,753)	(8,517)	48.0%
Other administrative Expenses	(21,635)	(22,212)	2.7%	(52,506)	(74,221)	41.4%
Transactional taxes	(2,602)	(4,278)	64.4%	(8,167)	(10,468)	28.2%
Equity share in earnings of subsidiaries and associated company	617	1,189	92.7%	1,016	2,663	162.1%
Other operating income	1,054	6,996	563.8%	5,853	13,118	124.1%
Other operating expenses	(579)	(2,303)	297.8%	(1,247)	(7,013)	462.4%
Operating Income	11,164	29,391	163.3%	50,691	46,155	-8.9%
Non-operating income (expenses)	(485)	17	-103.5%	(940)	69	-107.3%
Income (loss) before income taxes	10,679	29,408	175.4%	49,751	46,224	-7.1%
Income and social contribution taxes	(3,480)	(9,586)	175.5%	(16,701)	(13,553)	-18.8%
Current incomce tax	(4,894)	(7,503)	53.3%	(18,193)	(18,233)	0.2%
Current social contribution tax	(1,776)	(2,784)	56.8%	(6,633)	(6,683)	0.8%
Deferred income and social contribution tax	3,190	701	-78.0%	8,125	11,363	39.9%
Net income	7,199	19,822	175.3%	33,050	32,671	-1.1%
IPO related expenses		172			12,713	
Adjusted Net Income	7,199	19,994	177.7%	33,050	45,384	37.3%
Deferred Comissions Adjustment					24,505	
Adjusted Net Income plus deferred comissions	7,199	19,994	177.7%	33,050	69,889	111.5%

Income Statement
J. Malucelli Seguradora (R$ x 1,000)

	3Q06	3Q07	% Variation	9M06	9M07	% Variation
Income from financial operations	**24,197**	**33,495**	**38.4%**	**67,218**	**98,159**	**46.0%**
Securities	1,601	1,536	**-4.1%**	4,302	4,961	**15.3%**
Financial Insurance Results*	22,596	31,959	**41.4%**	62,916	93,198	**48.1%**
Net Income from financial operations	**24,197**	**33,495**	**38.4%**	**67,218**	**98,159**	**46.0%**
Operating Expenses	**(23,239)**	**(30,318)**	**30.5%**	**(59,299)**	**(84,425)**	**42.4%**
Premiums Written	2,813	3,641	**29.4%**	10,692	13,539	**26.6%**
Reinsurance Premiums and Premiums ceded	(19,334)	(27,476)	**42.1%**	(53,310)	(81,585)	**53.0%**
Change in insurance technical reserves	(591)	(1,008)	**70.6%**	(2,320)	(2,795)	**20.5%**
Retained Claims	(4,588)	(4,423)	**-3.6%**	(11,347)	(12,563)	**10.7%**
Selling income (expenses) of insurance plan	2,793	3,056	**9.4%**	7,193	10,900	**51.5%**
Personnel Expenses	(1,491)	(1,985)	**33.1%**	(4,221)	(5,193)	**23.0%**
Other administrative Expenses	(2,511)	(2,586)	**3.0%**	(7,008)	(7,628)	**8.8%**
Transactional taxes	(199)	(280)	**40.7%**	(688)	(864)	**25.6%**
Other operating income	711	872	**22.6%**	2,318	2,761	**19.1%**
Other operating expenses	(842)	(129)	**-84.7%**	(608)	(997)	**64.0%**
Operating Income	**958**	**3,177**	**231.6%**	**7,919**	**13,734**	**73.4%**
Non-operating income (expenses)	**0**	**0**		**0**	**0**	
Income (loss) before income taxes	**958**	**3,177**	**231.6%**	**7,919**	**13,734**	**73.4%**
Income and social contribution taxes	**266**	**(598)**	**-324.8%**	**(1,252)**	**(3,235)**	**158.4%**
Current incomce tax	200	(438)	**-319.0%**	(913)	(2,373)	**159.9%**
Current social contribution tax	66	(160)	**-342.4%**	(339)	(862)	**154.3%**
Deferred income and social contribution tax	0	0		0	0	
Net income	**1,224**	**2,579**	**110.7%**	**6,667**	**10,499**	**57.5%**

* Direct Premium less open risks not issued

Balance Sheet

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	09/30/06	09/30/07	Variation %
Assets			
Cash and cash equivalents	3,321	9,498	186.0%
Interbank funds invested	236,032	477,852	102.5%
Securities	49,351	171,951	248.4%
Interbank accounts	301	351	16.6%
Loans - private sector	529,614	1,016,543	91.9%
Allowance for doubtful loans	(21,017)	(36,139)	72.0%
Other receivables	41,351	62,442	51.0%
Other assets	33,032	64,134	94.2%
Permanent Assets	**16,305**	**25,811**	58.3%
Investments	1,272	13,056	926.4%
Fixed assets for own use	2,779	2,995	7.8%
Dererred charges	12,254	9,760	-20.4%
Total Assets	**888,290**	**1,792,443**	**101.8%**
Liabilities			
Deposits	468,236	713,540	52.4%
Money market repurchase commitments	52,009	53,850	3.5%
Acceptances and endorsements	59,800	69,575	16.3%
Interbank accounts	1,190	233	-80.4%
Deritvative Financial instruments	3,391	11,357	234.9%
Payable for Insurance and Reinsurance transactions	16,858	28,958	71.8%
Technical Reserves - Insurance and Reinsurance	19,586	23,970	22.4%
Other liabilities	55,465	109,714	97.8%
deferred income	0	2	
minority interest in subsidiaries	0	1	
Shareholders' equity	**211,755**	**781,243**	268.9%
Deferred Comission Adjustment	**0**	**24,505**	
Other Equity Accounts	**211,755**	**756,738**	257.4%
Total Liabilities and Shareholders' equity	**888,290**	**1,792,443**	**101.8%**

Balance Sheet

Consolidated (R$ x 1,000) - Doesn't include 100% of J. Malucelli Seguradora S.A.

	09/30/06	09/30/07	Variation %
Assets			
Cash and cash equivalents	962	7,779	708.6%
Interbank funds invested	177,117	477,852	169.8%
Securities	44,967	81,563	81.4%
Interbank accounts	301	351	16.6%
Loans - private sector	529,614	1,016,543	91.9%
Allowance for doubtful loans	(21,017)	(36,139)	72.0%
Other receivables	19,817	32,290	62.9%
Other assets	32,872	63,828	94.2%
Permanent Assets	**11,826**	**53,297**	350.7%
Investments	9,252	50,170	442.3%
Fixed assets for own use	2,456	2,678	9.0%
Dererred charges	118	449	280.5%
Total Assets	**796,459**	**1,697,364**	**113.1%**
Liabilities			
Deposits	468,473	713,727	52.4%
Money market repurchase commitments	52,009	53,850	3.5%
Acceptances and endorsements	59,800	69,575	16.3%
Interbank accounts	1,190	233	-80.4%
Deritvative Financial instruments	3,391	11,357	234.9%
Other liabilities	49,935	98,449	97.2%
deferred income	0	2	
minority interest in subsidiaries	0	1	
Shareholders' equity	**161,661**	**750,170**	364.0%
Deferred Comission Adjustment	**0**	**24,505**	
Other Equity Accounts	**161,661**	**725,665**	348.9%
Total Liabilities and Shareholders' equity	**796,459**	**1,697,364**	**113.1%**

Balance Sheet
(R$ x 1,000) - J. Malucelli Seguradora S.A.

	09/30/06	09/30/07	Variation %
Assets			
Cash and cash equivalents	2,596	1,906	-26.6%
Interbank funds invested	58,915	0	-100.0%
Securities	4,384	90,388	1961.8%
Other receivables	21,534	30,152	40.0%
Other assets	160	306	91.3%
Permanent Assets	**13,185**	**10,492**	-20.4%
Investments	726	864	19.0%
Fixed assets for own use	323	317	-1.9%
Dererred charges	12,136	9,311	-23.3%
Total Assets	**100,774**	**133,244**	**32.2%**
Liabilities			
Payable for Insurance and Reinsurance transactions	16,858	28,958	71.8%
Technical Reserves - Insurance and Reinsurance	19,586	23,970	22.4%
Other liabilities	5,530	11,265	103.7%
deferred income	0	0	
minority interest in subsidiaries	0	0	
Shareholders' equity	**58,800**	**69,051**	17.4%
Deferred Comission Adjustment	**0**	**0**	
Other Equity Accounts	**58,800**	**69,051**	17.4%
Total Liabilities and Shareholders' equity	**100,774**	**133,244**	**32.2%**

ParanáBanco

Loan portfolio moves up 88.1% in 2007 and Net Adjusted Income reaches R$ 113.5 million

Curitiba - PR, January 21st, 2008 – Paraná Banco (BOVESPA: PRBC4), a private multiple bank focused on payroll-deductible loans and the middle-market segment, announces today its results for the fourth quarter of 2007 (4Q07).

The consolidated financial statements herein are presented on a pro forma basis, encompassing the financial statements of the Bank, its subsidiaries, the Credit Receivables Investment Fund (FIDC) Paraná Banco I, the Credit Receivables Investment Fund (FIDC) Paraná Banco II ("FIDCs") and the insurer J. Malucelli Seguradora, and were prepared based on the accounting practices pursuant to Brazilian Corporate Law, associated with the regulations and instructions issued by the National Monetary Council ("CMN"), the Brazilian Central Bank ("BACEN") and the Brazilian securities and exchange commission Comissão de Valores Mobiliários ("CVM").

4Q07 HIGHLIGHTS

- **Net Adjusted Income of R$113.5 million in 2007**, excluding IPO expenses and including deferred commissions booked directly under shareholders' equity.
- Total **loan portfolio** on December 31 of **R$1.2 billion**, 88.1% up on the R$623.2 million recorded at the close of 2006.
- With the 3Q07 creation of the platform to expand **middle-market** operations, the loan portfolio for this segment totaled **R$ 98.9 million** on December 31, accounting for 8.2% of the total loan portfolio.
- **Origination** of total loan operations of **R$ 1.01 billion** in 2007. Origination of payroll-deduction loans came to R$ 873.7 million, 40% up on the R$ 624.9 million reported in 2006. The Bank also acquired credits totaling R$ 76.4 million from other institutions along the year.
- J. Malucelli Seguradora's **written premiums**, including DPVAT (mandatory auto liability insurance) totaled **R$ 210.3 million** in 2007, 90.1% up on the R$ 110.7 million recorded in the previous year.
- **Payment of interest on equity** relative to the 2007 net result in the gross amount of **R$ 30.7 million**, equivalent to **R$ 0.29 per share**.
- On January 15, 2008, Paraná Banco concluded the **acquisition of 100% of J. Malucelli Seguradora**, as outlined in the IPO Prospectus and the Notice to the Market of January 7, 2008.
- The **Franchise Channel** closed the year with **60 operational units** spread through several important regions of the country, as announced in the Notice to the Market of December 21, 2007, exceeding the initial annual target of 30 units.

Executive Summary

R$ tsd. (except where indicated)

	4Q06	4Q07	2006	2007
Income Statement				
Adjusted Net Income Pro-Forma	13,419	36,124	52,120	113,450
Net Income from Financial Operations	31,615	60,869	137,804	188,270
Total Premiums written (J. Malucelli Seguradora)[1]	24,783	88,696	110,656	210,333
Stock Performance				
Adjusted Net Income per Share (Earnings per Share)	0.21	0.34	0.79	1.08
Free Float - thousands of shares	-	40,426	-	40,426
Equity per share	3.07	7.37	3.07	7.37
Dividend and net Interest on equity (R$ million)	16.5	30.68	16.50	30.68
Dividend and net Interest on equity per share	0.25	0.29	0.25	0.29
Market Capitalization (R$ million) [2]	-	927.08	-	927.08
Market Capitalization (US$ million) [2]	-	523.39	-	523.39
Performance Indicators (%)				
Return over average Shareholders' Equity (p.a.)	26.2	18.6	27.6	18.2
Return over average Assets (p.a.)	5.9	7.9	6.7	7.1
Basel Index	20.4	61.5	20.4	61.5
Net Interest Margin [3]	22.9	16.8	23.1	15.3
Delinquency index [4]	2.2	1.7	2.2	1.7
Efficiency Index	62.2	51.2	63.6	63.1
Balance Sheet - Pro-Forma				
Total Assets	920,877	1,881,567	920,877	1,881,567
Credit Portfolio	623,193	1,172,096	623,193	1,172,096
Total Deposits	476,388	787,139	476,388	787,139
Shareholder's Equity	197,775	776,572	197,775	776,572
Relevant Data				
Number of employees (Bank + Insurer)	314	386	314	386
Number of customers	355,331	473,932	355,331	473,932
Number of franchises in operation	-	60	-	60
Own Loan origination (Middle Market + Payroll Deductible Loans)	192,500	365,200	682,800	1,013,900
Loan Portfolios Acquired	-	33,400	-	76,354
Loan Assignments (other institutions)	-	-	184,250	20,079
Loan Assignments (Credit Receivables Investment Funds)	69,379	80,378	152,428	353,731
Number of new loans (payroll loans)	57,982	65,485	232,321	267,305

[1] Surety Bonds premiums + DPVAT (mandatory auto liability insurance) premiums
[2] Based on closing price of 12/28/2007
[3] Before allowance for doubtful debts
[4] Allowances for level H

About Paraná Banco

Paraná Banco, a private multiple bank specializing in payroll-deduction loans and loans to the middle-market segment, was one of the first banks to operate in the payroll-deduction credit segment in Brazil, launching its operations in the 1980s. The Bank has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each of the past seven years (from 2000 to 2006), according to the RiskBank index. Paraná Banco has well structured sales channels with national coverage supported by a broad correspondent bank and franchise network, as well as by direct contact with customers through its call center. The Bank's leadership in number of agreements signed and its experience in the payroll-deduction lending segment put it in a privileged position to take advantage of current growth opportunities.

Corporate Governance

Paraná Banco is committed to adopting the best practices of corporate governance. It is currently listed on the Level 1 corporate governance segment of the São Paulo Stock Exchange (Bovespa) and has already begun the process of migrating to Level 2. In addition, the Bank extends 100% tag-along rights to all its shares, which are listed on the following indices:

Special Corporate Governance Index (IGC)

Index of Companies with Differentiated Tag-Along Rights (ITAG)

Also seeking to generate value for shareholders, on August 7, Paraná Banco hired Banco UBS Pactual to act as market maker for its preferred shares for a period of six months, automatically renewable, with the objective of increasing the shares' liquidity.

Complementing the Bank's corporate governance practices, on October 19 the Board of Directors authorized a stock buyback program in accordance with CVM Instruction 10/80, further underlining its commitment to creating shareholder value. The program provides for the purchase of up to 4,156,481 preferred shares until October 15, 2008.

Since the beginning of the repurchase program, 1,159,700 preferred shares were acquired. Below we discriminate the acquisition cost of these shares, and the average book and market value (as of 12/31/2007) of them:

Cost / Market Value	Preferred Shares (R$)
Minimum	8.35
Medium	8.99
Maximum	9.87
Book Value of Repurchased Shares	
Average cost	9.00
Market Value	8.70

Initial Public Offering

On June 14, 2007, Paraná Banco successfully concluded its IPO, issuing 37.8 million preferred shares (Bovespa: PRBC4) on the Level 1 corporate governance segment of the São Paulo Stock Exchange (Bovespa). In a 100% primary issue, the Bank raised R$529.2 million. The growth initiatives supported by the greater availability of capital, which are aligned with the growth and expansion objectives of Paraná Banco, include:

- Accelerating the origination of payroll-deduction loans through organic growth, increasing penetration in existing agreements while maintaining a focus on entering into new agreements with both public and private entities;
- Reducing the volume of credit assignments to the market, thereby fully retaining the financial revenue derived from operations;
- Taking better advantage of the opportunities in Brazil's credit and consumer market;
- Implementing a platform for operating in the middle-market segment, drawing on J. Malucelli Seguradora's 18,600-strong client base and the Company's expertise in credit analysis;
- Increasing funding with lower costs, drawing on its new capital structure

Shareholding Structure

As envisaged in the IPO Prospectus, Paraná Banco reincorporated 100% of J Malucelli Seguradora on January 15, 2008.

On March 6, 2007, a share purchase agreement was entered into with Advent International to repurchase 85% of the Insurer's capital which had been transferred to Advent International in October 2005.

On August 31, 2007, a wholly-owned Bank subsidiary acquired 800,622 common shares and 2,570,418 preferred shares in the Insurer, giving it a 55% interest, while Advent International exercised its right to subscribe to 2,760,784 preferred Banco Paraná shares from the 1st issue of subscription warrants, concluding the first stage of the reacquisition process. In the second stage, a wholly-owned Bank subsidiary acquired 2,149,038 common shares and 1,643,382 preferred shares in the Insurer, while Advent International exercised its right to subscribe to 4,572,548 preferred Banco Paraná shares, from the 2nd issue of subscription warrants, as a capital increase at the price established on the occasion of the IPO. As a result, following approval by SUSEP (Brazil's private insurance overseer), Paraná Banco now held 100% of J. Malucelli Seguradora.


JM Holding
Jorge Nacli Neto
Advent International
Market Float
55.5%
6.18%
2.6%
35.7%
Paraná Banco
Advent International
55.00%
45.00%
J.Malucelli Seguradora
JM Holding
Jorge Nacli Neto
Advent International
Market Float
51.8%
6.0%
6.6%
35.6%
Paraná Banco
100.0%
J.Malucelli Seguradora

Following the incorporation of J. Malucelli Seguradora, the Bank will be able to take immediate advantage of the fiscal benefits arising from the amortization of goodwill totaling R$ 33.8 million, deferred over the next five years. The goodwill incorporated by the Insurer will be booked by the Bank as equity income.

Operating Highlights

Paraná Banco closed 2007 confirming the trajectory of growth and profitability that has marked its history. The Bank recorded a net result of R$ 36.1 million in the 4Q07, 169% up year-on-year, and R$113.5 million in 2007 as a whole, a 117.7% improvement over 2006.

Loan Operations

Loan operations closed the year at R$ 1,172.1 million, 88.1% higher than the R$ 623.2 million reported in 2006.

Payroll-deduction lending is the Bank's main product, with a focus on profitability and a low-risk client base (civil servants, private-sector employees and beneficiaries of the INSS social security system). At the close of 2007, the Bank had 715 payroll-deduction loan agreements.

Throughout the year, the Bank entered into several such agreements with important public entities, including the Health Ministry/SUS (Brazil's public health system), the Amazonas and Paraíba state

governments, municipal governments and state and federal courts. The agreement with the SUS also allowed the Bank to provide payroll-deduction loans to the accredited hospital network, sold through the middle-market platform and offered as a product to the franchisees.

On December 11, 2007, Paraná Banco was authorized to grant payroll-deduction loans to 1.56 million federal government employees (SIAPE) through its wholly-owned subsidiary, J. Malucelli Vida e Previdência.

Loan originations continued to move up, totaling R$ 365.2 million in the 4Q07, 89.7% up on the R$ 192.5 million recorded in the same quarter the year before, and R$ 1,013.9 million in 2007, 48.5% more than in 2006.

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
Number of agreements	519	715	37.8%	519	715	37.8%
Total number of new contracts	**57,982**	**65,485**	**12.9%**	**232,321**	**267,305**	**15.1%**
INSS new contracts	23,403	24,411	4.3%	89,080	98,340	10.4%
Other new contracts	34,579	41,074	18.8%	143,241	168,965	18.0%
Origination - Payroll deductible	178,763	235,953	32.0%	624,887	873,704	39.8%
Origination - Middle-Market	13,771	129,278	838.8%	57,865	140,201	142.3%

Commissions on the origination of payroll-deduction loans have fallen in the last three quarters, as confirmed in the table below. In 2007, the Bank paid commissions representing 8.15% of total originations in this segment, versus 7.81% in 2006. In the 4Q07, this percentage stood at 7.4%, compared to the 7.9% on the 4Q06. The reduction in the ratio was due to the Bank's strategy of creating and consolidating alternative channels, such as the franchise network and the call center, whose cost of sales is lower, giving the Bank greater control over this important business cost.

The following table shows recent quarterly commission trends:

Comissions / Originations (% of Payroll Deductible Loans Origination)							
1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07
8.1%	**8.1%**	**7.2%**	**7.9%**	**7.6%**	**8.1%**	**9.2%**	**7.4%**

Credit Rating of the Loan Portfolio

The Bank has a high-quality loan portfolio that is exceptionally stable, as shown in the last few quarters. The following charts show the portfolio's classification on December 31, 2006 and 2007 by credit-risk rating, where "AA" represents the lowest risk level and "H" the highest. As can be seen, the D to H portion recorded a reduction, with the H category accounting for a mere 1.7% of the portfolio at year-end.


2006
2007
5.6%
94.4%
4.2%
95.8%
AA-C
D-H

Agility and security in loan approval and execution are fundamental for developing business and maintaining the high quality of the loan portfolio.

Operations involving loans to companies are approved by committees, as are payroll-deduction loan agreements, while payroll-deduction loans to individuals are subjected to an analysis and approval process.

The creation of a platform to expand middle-market operations allowed the Bank to diversify its activities. At the close of 2007, these operations accounted for 8.2% of the total portfolio.

Allowance for Doubtful Loans

The allowance for doubtful loans accompanied the expansion of the loan portfolio and the relative stability of its quality. On December 31, 2007, loans overdue by 60 days accounted for 53.4% of total overdue loans, those overdue by between 61 and 180 days for 28.3% and those overdue by more than this for 18.3%. Loans classified as H (overdue by more than 180 days) represented only 1.7% of the total portfolio.

Portfolio and Allowance per Status Level (12/31/2007)

Status	Required Allowance	Portfolio	% of total portfolio	Overdue Allowance	Due Allowance	Total Allowance
A	0.50%	1,030,779	85.1%	-	6,344	6,344
B	1%	81,509	6.7%	270	545	815
C	3%	47,827	4.0%	477	958	1,435
D	10%	13,159	1.1%	1011	305	1,316
E	30%	7,234	0.6%	1,744	427	2,171
F	50%	5,015	0.4%	1,900	608	2,508
G	70%	3,874	0.3%	2,099	613	2,712
H	100%	21,163	1.7%	14,706	6,457	21,163
Total	**3,2%***	**1,210,560**		**22,207**	**16,257**	**38,464**

* Average of the allowance in the period

Funding Operations

In order to avoid mismatches between terms and interest rates and ensure liquidity, Paraná Banco makes use of several funding sources, aiming to align them with the characteristics of its loan portfolio.

Funding Evolution (R$ x 1,000)

	12/31/2007	% Total	12/31/2006	% Total	Var. %
Deposits	**787,139**	**93.3%**	**476,388**	**82.3%**	**65.2%**
Demand deposits + Other Deposits	1,005	0.1%	1,253	0.2%	-19.8%
Interbank deposits	63,560	7.5%	20,589	3.6%	208.7%
Time Deposits	722,574	85.6%	454,546	78.5%	59.0%
Medium Term Notes	**56,922**	**6.7%**	**102,471**	**17.7%**	**-44.5%**
Total	**844,061**	**100.0%**	**578,859**	**100.0%**	**45.8%**

Historically, time deposits have constituted the Bank's chief source of funding. In 2007, time deposits recorded substantial growth of 59.0% over the year before, while total deposits climbed by 45.8% to R$ 844.1 million, reflecting the Bank's 2007 credit rating upgrade and the IPO.

The 44.5% annual reduction in funds from notes and bonds issued was due to the appreciation of the Real against the dollar and, especially, the maturity and non-reissue of three tranches (of six) of Medium Term Notes in 2007.

Medium Term Notes

Tranche (US$ tsd.)	Maturity	Interest Rate	2007	2006
9,500	02/05/2007	7.9300%	-	22,164
6,000	06/22/2007	8.0000%	-	12,849
5,000	11/19/2007	8.0000%	-	11,213
6,000	02/13/2008	7.9852%	11,804	13,210
20,000	11/27/2008	7.6543%	35,696	43,035
5,750	02/13/2009	7.5209%	9,422	-
Total			56,922	102,471

Distribution Channels

Paraná Banco possesses a diversified distribution network. In addition to the correspondent banks, its most traditional channel, following a medium term strategy, focused in increased efficiency and profitability, the Bank has been investing constantly in alternative channels (franchises, call center and regional offices) in order to control its administrative and loan origination costs. In 2007, they had a growth of 183.3% compared to the broker channel, reaching 28% of Payroll Loan Origination at the end of 4Q07, as we can see in the following chart.

Evolution of Alternative Distribution Channels



28%
21%
Begin of Franchise Operations
9%
10%
7%
6%
5%
3%
% of Payroll Deductible Loan Origination
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07

Brokers

Brokers constitute Paraná Banco's main distribution channel. In 2007, it had 470 such brokers spread through five regions of the country. Responsible for 72% of payroll-deduction loan originations in the 4Q07, they maintain friendly and efficient relations with the Bank. They have an exclusive web portal at their disposal as well as an agile platform for exchanging documents and information with the Bank. The wide spectrum of 715 loan agreements is an additional motivational factor.

Alternative Channels

Franchises

The franchise channel is unique in the Brazilian market. Implanted in March 2007, this innovative project is the fruit of two years of research and analysis into market behavior, the competition and the correspondent banks. The model gives Paraná Banco a major competitive edge thanks to the following exclusive characteristics:

- Standardization of services and product quality;
- Loyalty, exclusivity and greater control over the sales channel and commercial network;

- Long-term commitment;
- Strict control over operational and image-related risks; and
- National coverage in many and important regions in the country.

In addition to payroll-deduction loans, the franchisees have various other products for sale, either their own or those of third parties. Examples include the recent agreements with ABN Amro Real S/A and Aymoré Crédito, Financiamento e Investimento S/A, allowing the franchise network to offer personal loans and vehicle financing from these institutions. The Bank also has agreements with Phillips, Positivo and Electrolux to sell their products through the franchisees via payroll-deduction loans.

In 2007, Paraná Banco exceeded its target of 30 franchises in operation by year-end, closing with 60 units in operation and a further 24 in the process of becoming so, plus 32 under negotiation and 60 reserved, totaling at this moment 176 potential franchises. The franchise network has therefore become consolidated as an important distribution channel, having been responsible for 14% of payroll-deduction loan originations in the 4Q07. The target for 2008 remains at 210 units in operation.

States with Franchises in Operation


Franchises in Operation

Call Center

The call center is a strategic tool for originating and retaining payroll-deduction loans within the Bank's distribution network. In addition to being a channel in itself, the call center permits nationwide network capillarity. It also permits direct client service, in turn allowing for the origination of new agreements, refinancing, the acquisition of debts and the defense of the current portfolio. The call center was responsible for 8.7% of payroll-deduction loan originations in the 4Q07.

Segmentation

Paraná Banco operates in the Corporate and Individual segments, offering loan operations and financial products tailored for each market.

The Corporate segment comprises surety bond operations from J. Malucelli Seguradora and middle-market loans from Paraná Banco.

The Individual segment concentrates on payroll-deduction loans. The franchise network also offers financing for the acquisition of consumer durables via associations with major companies and all channels offer the credit card for INSS pensioners.

Corporate Segment

Surety Bonds

A surety bond is a financial product, similar to a bank letter of guarantee, and requires a credit and performance capacity analysis of prospective clients. J. Malucelli Seguradora has led the market since 1997, underlining its expertise in this area.

Middle Market

In the 3Q07, Paraná Banco began operating in the middle-market segment, inaugurating its first platform for this type of operation. On December 31, 2007, the segment loan portfolio stood at R$ 98.9 million, 8.2% of the total portfolio. Synergies with J Malucelli Seguradora will almost certainly fuel further growth, given the sharing of expertise in credit analysis and an 18,600-strong client base. In 2008, Paraná Banco will begin operations through a second platform in order to expand its share of this market. Below we present some indicators of our activities in the Corporate Segment as of 12/31/2007.

Corporate Segment Volume (R$ x 1,000)


174,583
98,900
Middle Market Loan Portfolio
Insurance Premiums

Payroll-deduction Loans

The concession of payroll-deduction loans is Paraná Banco's principal activity. With a focus on profitability, the Bank's client base is low-risk. The payroll-deduction loan portfolio for federal, state and municipal civil servants, private-sector employees and INSS beneficiaries accounted for 91.8% of the total portfolio in 2007. Paraná Banco was one of the pioneers in this segment and consequently possesses considerable expertise. In addition, its vast range of payroll-deduction loan agreements – 715 in 2007 – put the Bank in a privileged market position.

Segmentation of Origination of Payroll-deduction Loans in 2007 per Type of Agreement


19.7%
33.8%
16.2%
30.3%
States
Municipality
INSS (Federal Social Security System)
Other Entities

Payroll-deduction Credit Card

In January 2008, the INSS introduced new rules for granting payroll-deduction loans to its beneficiaries, reserving 10% of the loan-deductible portion for credit card loans. Paraná Banco maintains a credit-card agreement with Mastercard, allowing it to explore its current base of 180,000 INSS beneficiary clients.

J. Malucelli Seguradora

The insurance company concentrates its operations in surety bonds, having been the outright leader of this market since 1997 with a 50% share according to SUSEP`s November 2007 figures.

The incorporation of 100% of the Insurer, disclosed on January 15, 2008, represents an opportunity to increase the number of agreements for offering payroll-deduction loans to employees of private-sector companies and expand the loan portfolio in the middle-market segment, taking advantage of existing relationships between the Insurer and its 18,600 corporate clients and the fact that it has already conducted a credit-risk profile of these same clients and knows their performance history (given that a surety bond is a financial product).

J. Malucelli Seguradora's main operating indicators on December 31, 2007, are shown below.

J. Malucelli Seguradora - Key Performance Indicators

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
Total Premiuns written* (R$ mm)	24,783	88,696	257.9%	110,656	210,333	90.1%
Net income (R$ mm)	3,306	1,797	-45.6%	9,973	11,897	19.3%
Shareholders' Equity (R$ mm)	58,553	65,487	11.8%	58,553	65,487	11.8%
Policies written	10,872	14,504	33.4%	32,197	36,496	13.4%

* Surety Bonds + DPVAT (mandatory auto liability insurance)

Surety Bond Market

Net premiums written

According to SUSEP, between 2000 and November 30, 2007, the surety bond market recorded an average CAGR of 22%, versus J. Malucelli Seguradora's 33% in the same period.


315,775
205,368
194,664
164,550
167,642
134,749
98,639
77,946
27%
28%
24%
34%
30%
37%
42%
50%
2000
2001
2002
2003
2004
2005
2006
2007
Other Insurance Companies
J. MALUCELLI SEGURADORA S/A

*Data until Nov 2007 – Source: SUSEP

Surety Bond Claims – Market vs. J Malucelli Seguradora

The substantial increase in surety bond premiums between 2000 and 2007 has been accompanied by low claims ratios. In addition, J Malucelli Seguradora's ratios have been considerably below the market average.



R$ x 1,000
80000
70000
60000
50000
40000
30000
20000
10000
0
2000
2001
2002
2003
2004
2005
2006
2007
Claim Volume - Market
Claim Volume J. Malucelli Seguradora



50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
2005
2006
2007*
Claim Ratio - Market
Claim Ratio - J. Malucelli Seguradora

*Data until Nov 2007 – Source: SUSEP

Insurance claims refer to the indemnification paid by the insurance companies to the insured parties following the occurrence of an event covered by the insurance policy in question. The claims ratio is the ratio between claims paid and the volume of premiums written.

Financial Highlights

Revenue from Financial Operations

Revenue from Financial Operations (R$ x 1,000)

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
Loans	52,888	79,974	51.2%	212,362	275,023	29.5%
Securities	(850)	15,475	-	14,413	50,302	249.0%
Revenue from Financial Operations	**52,038**	**95,449**	**83.4%**	**226,775**	**325,325**	**43.5%**

Revenue from financial operations moved up 83.4% year-on-year in the 4Q07 and 43.5% in 2007 as a whole, reflecting the above-mentioned substantial expansion of the loan portfolio and the accelerated origination of new payroll-deduction loan agreements. The investment of part of the IPO proceeds generated additional financial revenue.

Revenue from loan operations increased by 51.2% year-on-year in the 4Q07 and by 29.5% in annual terms. This upturn did not fully reflect the expansion of the loan portfolio and the accelerated origination of new payroll-deduction loan agreements, given that a considerable portion of income in the 4Q06 and 2006 came from loan assignments. Thanks to the stronger capital structure after the IPO, there were no such operations in the 4Q07.

Loan Assignments

Credit Assignments Evolution (R$ x 1,000)

	4Q06	4Q07	Variation %	2006	2007	Variation %
Loan Origination - Payroll Deductible Loans	178,763	235,953	32.0%	624,887	873,704	39.8%
Loan Origination - Middle Market	13,771	129,278	838.8%	57,865	140,201	142.3%
Loan Assignments (other institutions)	-	-	-	184,250	20,079	-89.1%
Loan Assignments (Credit Receivables Investment Funds)	69,379	80,378	15.9%	152,428	353,731	132.1%
Loan Portfolios Acquired	-	33,400	-	-	76,354	-
% Credit Assignments (other institutions)	0.0%	0.0%	-	27.0%	2.0%	-

Income from the assignment of payroll-deduction loans is booked in the Revenue from Loan Operations line. This net result accounted for approximately 23.3% of this line in 2006 and 1.45% in 2007. Note that sales results are immediate in loan assignments, although the administrative costs of this portfolio are still regarded as Bank costs.

Impact of loan assignment on revenue from loan operations

In order to facilitate understanding of the impact of loan assignments on Paraná Banco's results, we have simulated below the effects in two different scenarios:

- If the level of loan assignments in 2006 remained unchanged in 2007 and the latter year's interest spreads were applied, the Bank's financial revenue would have increased by around R$ 43.7 million in 2007 and increase of its net income by R$ 19 million;
- If the level of loan assignments reached 100% of loan origination in 2007, the Bank's annual financial revenue and net income would have gone up by around R$ 171 million and R$ 75 million, respectively.

In the long term, however, loan assignments will lower profitability. In this light, given that the new post-IPO capital structure enables the bank to retain a greater volume of loans in its portfolio, the Bank believes this is the best strategy to follow, in order not to compromise future results and the creation of shareholder value.

Operation with Loan Assignment


% Net Income over Financial Income
Reduction of 45%
20.9%
11.6%
1st Month
End of Contract

- The loan assignment operation generates artificial income at the moment of assignment, which is adjusted throughout the duration of the agreement.
- There is an immediate and inflated impact on the results in the origination and assignment month, because it ignores future delinquency and the administrative costs of the agreement until its conclusion.
- The final result is equivalent to 11.6% of financial revenue from the loan. In the assignment month, the result may reach 20.9% of financial revenue.
- Part of the result is transferred to third parties (who acquire the loans).
- 100% of the operation is booked in month 1, less administrative expenses and delinquency in the following months.

Operation retained in Balance Sheet


% Net Income over Financial Income
Results grow 45x
0.4%
19.9%
1st Month
End of Contract

- The operation without loan assignment is recognized monthly and proportionally throughout the duration of the agreement;
- Only a small fraction of the result is recognized in the origination month. The remainder is recognized throughout the duration of the agreement.
- The final result is equivalent to 19.9% financial revenue from the loan. In month 1, the result is a mere 0.44% of financial revenue
- 100% of the result is retained by the Bank and recognized until conclusion of the agreement.
- A mere 1/45 of the operation is booked in month 1 and so on each month until the conclusion of the agreement.

Income from Securities Operations

Paraná Banco's securities portfolio is classified under "Available for Sale", and in December 2007 the mark-to-market value of this portfolio stood at R$ 76.6 million.

Expenses from Financial Operations

Expenses from financial operations increased by 69.3% year-on-year in the 4Q07 and by 54% in 2007 as a whole, chiefly due to the upturn in the allowance for doubtful loans and the increase in funding volume. In the latter case, deposits grew by 65.2% in the year and increased their share of total funding sources from 82.3% to 93.3%, thereby also reducing the cost of these operations. The increase in the allowance for doubtful loans was basically due to the expansion of the total loan portfolio and the improvement in its risk rating, given that the portion classified as 'D to H' fell from 5.6%, in 2006, to 4.2%, underlining the the Bank's operating efficiency.

Expenses from Financial Operations (R$ x 1,000)

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
Deposits, Money Market and Interbank Funds	(13,131)	(23,891)	81.9%	(57,257)	(86,447)	51.0%
Derivative financial instruments	96	(1,869)	-	(8,834)	(14,217)	60.9%
Allowance for doubtful loans	(7,388)	(8,820)	19.4%	(22,880)	(36,391)	59.1%
Expenses from Financial Operations	**(20,423)**	**(34,580)**	**69.3%**	**(88,971)**	**(137,055)**	**54.0%**

Income from Financial Operations

Income from financial operations after the allowance for doubtful loans totaled R$ 60.9 million in the 4Q07 and R$ 188.3 million in 2007, respective year-on-year growth of 92.5% and 36.6%. The increases were due in large part to the expansion of the loan portfolio

The constitution of FIDCs (receivables funds) and the reduction in loan assignments resulted in a reduction in the net interest margin. Nevertheless, the Bank's margin remained above the industry average.

Net Income from Financial Operations (R$ x 1,000)

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006*	2007	Variation 2006 x 2007
Income From Financial Operations	39,003	69,689	78.7%	160,684	224,661	39.8%
Allowance for doubtful loans	(7,388)	(8,820)	19.4%	(22,880)	(36,391)	59.1%
Net Income From Financial Operations	**31,615**	**60,869**	**92.5%**	**137,804**	**188,270**	**36.6%**
Average performing assets	682,217	1,662,065	143.6%	694,655	1,470,407	111.7%
Interbank funds invested	73,772	319,590	333.2%	101,173	262,285	159.2%
Securities	113,806	170,379	49.7%	75,145	270,292	259.7%
Loans	494,639	1,172,096	137.0%	518,337	937,830	80.9%
Net Interest Margin before allowance for doubtfull loans (%)	22.9%	16.8%	-6.1p.p.	23.1%	15.3%	-7.9p.p.
Net Interest Margin after allowance for doubtful loans (%)	18.5%	14.6%	-3.9p.p.	19.8%	12.8%	-7.0p.p.

* Average Performing Assets of 2006 calculated with 15% of J. Malucelli Seguradora on 1Q06 and 100% on 2Q, 3Q and 4Q06

Operating Expenses

Operating Income (Expenses) (excluding IPO expenses)

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
BANK*						
Service Fee Income	2,779	1,893	-31.9%	12,386	10,046	-18.9%
Personnel Expenses	(2,604)	(3,988)	53.1%	(8,357)	(12,230)	46.3%
Other administrative Expenses	(14,713)	(22,394)	52.2%	(67,219)	(96,547)	43.6%
Transactional taxes	(2,670)	(4,811)	80.2%	(10,837)	(15,279)	41.0%
Other operating income	1,119	13,644	1119.3%	6,972	26,762	283.8%
Other operating expenses	(3,364)	(5,240)	55.8%	(4,611)	(12,253)	165.7%
INSURANCE COMPANY						
Insurance Premiums	24,783	88,696	257.9%	110,656	210,233	90.0%
Premiums assigned to consortiums and funds	(2,905)	(3,819)	31.5%	(14,601)	(18,619)	27.5%
Reinsurance Premiums and Premiums assigned	(16,532)	(76,642)	363.6%	(69,842)	(158,227)	126.5%
Change in insurance technical reserves	(429)	(1,428)	232.9%	(2,749)	(4,223)	53.6%
Retained Claims	(1,470)	(3,379)	129.9%	(12,816)	(15,942)	24.4%
Brokerage income (expenses) of insurance plan	2,128	(398)		8,752	10,502	20.0%
Personnel Expenses	(1,316)	(1,532)	16.4%	(5,242)	(6,075)	15.9%
Other administrative Expenses	(2,540)	(2,705)	6.5%	(9,469)	(10,437)	10.2%
Transactional taxes	(413)	(250)	-39.5%	(1,102)	(1,114)	1.1%
Other operating income	2,373	3,288	38.6%	6,859	7,610	10.9%
Other operating expenses	(886)	(1,170)	32.1%	(3,659)	(4,334)	18.4%
TOTAL						
Operating Income (Expenses)	**(16,660)**	**(20,235)**	**21.5%**	**(64,879)**	**(90,127)**	**38.9%**

* Consolidated without J. Malucelli Seguradora

Other Administrative Expenses (R$ x 1,000)

	4Q06	4Q07	% Variation	2006	2007	% Variation
Other Administrative Expenses*	(8,842)	(15,369)	73.8%	(20,436)	(32,703)	60.0%
(without IPO and commissions)	-	(504)		-	(19,506)	
Comissions paid (Loan Origination)	(8,411)	(9,226)	9.7%	(56,252)	(54,775)	-2.6%
Total	**(17,253)**	**(25,099)**	**45.5%**	**(76,688)**	**(106,984)**	**39.5%**

* Excludes IPO expenses and origination comissions

Deferment of Commissions

In order to align its accounting practices with those of the market, in the 2Q07 the Bank adopted new accounting criteria related to the allocation of expenses from the commissions paid to correspondent banks and franchisees from the origination of payroll-deduction operations, beginning to consider agreement durations when allocating these expenses to the result. Following KPMG's guidelines, we have been using the same criteria for portfolio operations since 2005. This standardization resulted in net income of R$ 24.5 million, which was booked directly inder shareholders' equity with the right to minimum dividends of 25% of the adjusted amount.

Efficiency Index (without IPO expenses)

	4Q06	4Q07	% Variation	2006	2007	% Variation
Income from Financial Operations	52,038	95,449	83.4%	226,775	325,325	43.5%
Deposits, money market and interbank funds	(13,131)	(23,891)	81.9%	(57,257)	(86,447)	51.0%
Results from derivative financial instruments	96	(1,869)		(8,834)	(14,217)	60.9%
Service Fee Income	2,779	1,893	-31.9%	12,386	10,046	-18.9%
Personnel Expenses	(3,920)	(5,520)	40.8%	(13,599)	(18,305)	34.6%
Other administrative Expenses*	(17,253)	(24,595)	42.6%	(76,688)	(93,767)	22.3%
Commissions Expenses	(8,411)	(9,226)		(56,252)	(54,775)	
Transactional taxes	(3,083)	(5,061)	64.2%	(11,939)	(16,393)	37.3%
Efficiency Index	**62.2%**	**50.5%**	**-11.7p.p.**	**63.6%**	**57.2%**	**-6.4p.p.**
Efficiency Index (without commission expenses)	**40.6%**	**37.2%**	**-3.4p.p.**	**28.6%**	**32.8%**	**+4.2p.p.**

* Without IPO Expenses

Net Income

Net income moved up by a massive 165.4% year-on-year in the 4Q07, due to the strong expansion of the loan portfolio and the relatively small upturn in operating expenses when compared to the increase in revenue from financial operations. Consequently, the net adjusted income for 2007, including the above-mentioned deferment of commissions booked directly under shareholders' equity, stood at R$ 113.5 million, a hefty 117.7% up on 2006.

Adjusted Net Income (R$ x 1,000)

	4Q06	4Q07	Variation 4Q06 x 4Q07	2006	2007	Variation 2006 x 2007
Income (loss) before income taxes	15,496	40,635	162.2%	72,526	98,145	35.3%
Current Income Tax	4,226	(2,075)	-149.1%	(14,880)	(22,529)	51.4%
Current Social Contribution Tax	1,372	(984)	-171.7%	(5,600)	(8,474)	51.3%
Deferred Income and social Contribution Tax	(7,063)	(235)	-96.7%	1,062	11,128	947.8%
Minority Interest	(612)	(1,721)	181.2%	(988)	(2,542)	157.3%
Net Income (loss)	**13,419**	**35,620**	**165.4%**	**52,120**	**75,728**	**45.3%**
Non-recurrent IPO related Expenses	-	504		-	13,217	
Deferred Commissions Result					24,505	
Adjusted Net Income	**13,419**	**36,124**	**169.2%**	**52,120**	**113,450**	**117.7%**

Capital Adequacy Ratio (Basel index)

In December 2007, the Bank's capital adequacy ratio was 61.5% (versus 71.9% at the close of the 3Q07 and 20.4% in December 2006). This one-off annual increase was due to capital inflow of R$529.2 million from the company's IPO. Since the IPO, the ratio has evolved in line with the expansion of the Bank's operation towards the strategic target of 20%. The Central Bank requires a minimum ratio of 11%.

Ratings

STANDARD & POOR'S	RISKbank	SR	lf rating
Rating	Rating / Ranking	Rating / Ranking	Rating
brBBB+	**11.39**	**brA-**	**A-**
Low Credit Risk	Low Risk - Medium Term	Low Credit Risk	Low Credit Risk
June 2007	September 2007	October 2007	June 2007

UPCOMING EVENTS

4Q07 Results Conference Call

Date: January 23, 2008

Portuguese:

10:30 a.m. (Brasília)	Phone:	+55 (11) 4688-6301
7:30 a.m. (New York)	Code:	Paraná Banco

English:

12:00 a.m. (Brasília)	Phone:	+1 (888) 700-0802 / +1 (786) 924-6977
9:00 a.m. (New York)	Code:	Paraná Banco

Contact

Luis César Miara
Chief Financial and Investor Relations Officer
Phone: (55 41) 3351-9961

Maurício Fanganiello
IR Coordinator
Phone: (55 41) 3351-9765

Ricardo Rosanova Garcia
IR Manager
Phone: (55 41) 3351-9812

André Nacli
IR Analyst
Phone: (55 41) 3351-9645

e-mail: ir@paranabanco.com.br
IR Website: www.paranabanco.com.br/ir

Disclaimer

ParanáBanco

Income Statement

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	4Q06	4Q07	% Variation	2006	2007	% Variation
Revenues from financial operations	**52,038**	**95,449**	**83.4%**	**226,775**	**325,325**	**43.5%**
Loans	52,888	79,974	51.2%	212,362	275,023	29.5%
Securities	(850)	15,475	-1920.6%	14,413	50,302	249.0%
Expenses from financial operations	**(20,423)**	**(34,580)**	**69.3%**	**(88,971)**	**(137,055)**	**54.0%**
Deposits, money market and interbank funds	(13,131)	(23,891)	81.9%	(57,257)	(86,447)	51.0%
Derivative financial instruments	96	(1,869)	-2046.9%	(8,834)	(14,217)	60.9%
Allowance for doubtful loans	(7,388)	(8,820)	19.4%	(22,880)	(36,391)	59.1%
Net Income from financial operations	**31,615**	**60,869**	**92.5%**	**137,804**	**188,270**	**36.6%**
Operating Expenses	**(16,660)**	**(20,235)**	**21.5%**	**(64,879)**	**(90,127)**	**38.9%**
Service Fee Income	2,779	1,893	-31.9%	12,386	10,046	-18.9%
Insurance Premiums	19,229	81,385	323.2%	82,715	174,583	111.1%
DPVAT (mandatory auto liability insurance) premiums	5,554	7,311	31.6%	27,941	35,650	27.6%
Premiums assigned to consortiums and funds	(2,905)	(3,819)	31.5%	(14,601)	(18,619)	27.5%
Reinsurance Premiums and Premiums assigned	(16,532)	(76,642)	363.6%	(69,842)	(158,227)	126.5%
Change in insurance technical reserves	(429)	(1,428)	232.9%	(2,749)	(4,223)	53.6%
Retained Claims	(1,470)	(3,379)	129.9%	(12,816)	(15,942)	24.4%
Selling income (expenses) of insurance plan	2,128	(398)	-118.7%	8,752	10,502	20.0%
Personnel Expenses	(3,920)	(5,520)	40.8%	(13,599)	(18,305)	34.6%
Other administrative Expenses	(17,253)	(25,099)	45.5%	(76,688)	(106,984)	39.5%
Transactional taxes	(3,083)	(5,061)	64.2%	(11,939)	(16,393)	37.3%
Other operating income	3,492	16,932	384.9%	13,831	34,372	148.5%
Other operating expenses	(4,250)	(6,410)	50.8%	(8,270)	(16,587)	100.6%
Operating Income	**14,955**	**40,634**	**171.7%**	**72,925**	**98,143**	**34.6%**
Non-operating Income (expenses)	**541**	**1**	**-99.8%**	**(399)**	**2**	**-100.5%**
Income (loss) before income taxes	**15,496**	**40,635**	**162.2%**	**72,526**	**98,145**	**35.3%**
Income and social contribution taxes	**(1,465)**	**(3,294)**	**124.8%**	**(19,418)**	**(19,875)**	**2.4%**
Current incomce tax	4,226	(2,075)	-149.1%	(14,880)	(22,529)	51.4%
Current social contribution tax	1,372	(984)	-171.7%	(5,600)	(8,474)	51.3%
Deferred income and social contribution tax	(7,063)	(235)	-96.7%	1,062	11,128	947.8%
Minority Interest	**(612)**	**(1,721)**	**181.2%**	**(988)**	**(2,542)**	**157.3%**
Net income	**13,419**	**35,620**	**165.4%**	**52,120**	**75,728**	**45.3%**
IPO related expenses		504			13,217	
Deferred Comissions Adjustment					24,505	
Adjusted Net Income	**13,419**	**36,124**	**169.2%**	**52,120**	**113,450**	**117.7%**

Income Statement

Consolidated (R$ x 1,000) - Excludes 100% of J. Malucelli Seguradora S.A.

	4Q06	4Q07	%Variation	2006	2007	%Variation
Revenues from financial operations	50,357	93,916	86.5%	220,793	318,831	44.4%
Loans	52,888	79,974	51.2%	212,362	275,023	29.5%
Securities	(2,531)	13,942	-650.8%	8,431	43,808	419.6%
Expenses from financial operations	(20,423)	(34,580)	69.3%	(88,971)	(137,055)	54.0%
Deposits, money market and interbank funds	(13,131)	(23,891)	81.9%	(57,257)	(86,447)	51.0%
Derivative financial instruments	96	(1,869)	-2046.9%	(8,834)	(14,217)	60.9%
Allowance for doubtful loans	(7,388)	(8,820)	19.4%	(22,880)	(36,391)	59.1%
Net Income from financial operations	29,934	59,336	98.2%	131,822	181,776	37.9%
Operating Expenses	(19,052)	(19,633)	3.0%	(70,249)	(95,643)	36.1%
Service Fee Income	2,779	1,893	-31.9%	12,386	10,046	-18.9%
Personnel Expenses	(2,604)	(3,988)	53.1%	(8,357)	(12,230)	46.3%
Other administrative Expenses	(14,713)	(22,416)	52.4%	(67,219)	(96,637)	43.8%
Transactional taxes	(2,670)	(4,811)	80.2%	(10,837)	(15,279)	41.0%
Equity share in earnings of subsidiaries and associated company	401	1,285	220.4%	1,417	3,948	178.6%
Other operating income	1,119	13,644	1119.3%	6,972	26,762	283.8%
Other operating expenses	(3,364)	(5,240)	55.8%	(4,611)	(12,253)	165.7%
Operating Income	10,882	39,703	264.9%	61,573	86,133	39.9%
Non-operating income (expenses)	531	22	-95.9%	(409)	91	-122.2%
Income (loss) before income taxes	11,413	39,725	248.1%	61,164	86,224	41.0%
Income and social contribution taxes	(493)	(3,089)	526.6%	(17,194)	(16,642)	-3.2%
Current incomce tax	4,937	(1,926)	-139.0%	(13,256)	(20,159)	52.1%
Current social contribution tax	1,633	(928)	-156.8%	(5,000)	(7,611)	52.2%
Deferred income and social contribution tax	(7,063)	(235)	-96.7%	1,062	11,128	947.8%
Minority Interest	(406)	(1,528)	276.4%	(406)	(1,803)	344.1%
Net income	10,514	35,108	233.9%	43,564	67,779	55.6%
IPO related expenses		504			13,217	
Deferred Comissions Adjustment					24,505	
Adjusted Net Income	10,514	35,612	238.7%	43,564	105,501	142.2%

Income Statement

J. Malucelli Seguradora S.A. (R$ x 1,000)

	4Q06	4Q07	% Variation	2006	2007	% Variation
Revenues from financial operations	1,681	1,533	-8.8%	5,982	6,494	8.6%
Securities	1,681	1,533	-8.8%	5,982	6,494	8.6%
Net Income from financial operations	1,681	1,533	-8.8%	5,982	6,494	8.6%
Operating Expenses	2,793	661	-76.3%	6,787	9,374	38.1%
Insurance Premiums	19,229	81,385	323.2%	82,715	174,583	111.1%
DPVAT (mandatory auto liability insurance) premiums	5,554	7,311	31.6%	27,941	35,650	27.6%
Premiums assigned to consortiums and funds	(2,905)	(3,819)	31.5%	(14,601)	(18,619)	27.5%
Reinsurance Premiums and Premiums ceded	(16,532)	(76,642)	363.6%	(69,842)	(158,227)	126.5%
Change in insurance technical reserves	(429)	(1,428)	232.9%	(2,749)	(4,223)	53.6%
Retained Claims	(1,470)	(3,379)	129.9%	(12,816)	(15,942)	24.4%
Selling income (expenses) of insurance plan	2,128	(398)	-118.7%	8,752	10,502	20.0%
Personnel Expenses	(1,316)	(1,532)	16.4%	(5,242)	(6,075)	15.9%
Other administrative Expenses	(2,540)	(2,705)	6.5%	(9,469)	(10,437)	10.2%
Transactional taxes	(413)	(250)	-39.5%	(1,102)	(1,114)	1.1%
Other operating income	2,373	3,288	38.6%	6,859	7,610	10.9%
Other operating expenses	(886)	(1,170)	32.1%	(3,659)	(4,334)	18.4%
Operating Income	4,474	2,194	-51.0%	12,769	15,868	24.3%
Non-operating income (expenses)	10	1	-0.9	10	1	-0.9
Income (loss) before income taxes	4,484	2,195	-51.0%	12,779	15,869	24.2%
Income and social contribution taxes	(972)	(205)	-78.9%	(2,224)	(3,233)	45.4%
Current incomce tax	(711)	(149)	-79.0%	(1,624)	(2,370)	45.9%
Current social contribution tax	(261)	(56)	-78.5%	(600)	(863)	43.8%
Minority Interest	(206)	(193)	-6.3%	(582)	(739)	27.0%
Net income	3,306	1,797	-45.6%	9,973	11,897	19.3%

ParanáBanco

Balance Sheet

Pro-Forma (R$ x 1,000) - Includes 100% of J. Malucelli Seguradora S.A.

	12/31/06	12/31/07	Variation %
Assets			
Cash and cash equivalents	9,074	4,941	-45.5%
Interbank funds invested	73,772	319,590	333.2%
Securities	113,806	170,379	49.7%
Interbank accounts	11	11	0.0%
Loans - private sector	647,762	1,210,560	86.9%
Allowance for doubtful loans	(24,569)	(38,464)	56.6%
Other receivables	44,582	111,508	150.1%
Other assets	40,226	73,604	83.0%
Permanent Assets	**16,213**	**29,438**	81.6%
Investments	1,734	16,554	854.7%
Fixed assets for own use	2,779	3,823	37.6%
Dererred charges	11,700	9,061	-22.6%
Total Assets	**920,877**	**1,881,567**	**104.3%**
Liabilities			
Deposits	476,388	787,139	65.2%
Money market repurchase commitments	22,351	1,386	-93.8%
Acceptances and endorsements	102,471	56,922	-44.5%
Interbank accounts	2	-	-100.0%
Deritvative Financial instruments	6,191	9,769	57.8%
Payable for Insurance and Reinsurance transactions	25,217	93,086	269.1%
Technical Reserves - Insurance and Reinsurance	18,565	25,041	34.9%
Other liabilities	71,916	131,650	83.1%
deferred income	-	2	
minority interest in subsidiaries	1	-	
Shareholders' equity	**197,775**	**776,572**	292.7%
Total Liabilities and Shareholders' equity	**920,877**	**1,881,567**	**104.3%**

ParanáBanco

Balance Sheet

Consolidated (R$ x 1,000) - Excludes 100% of J. Malucelli Seguradora S.A.

	12/31/06	12/31/07	Variation %
Assets			
Cash and cash equivalents	7,906	570	-92.8%
Interbank funds invested	73,772	319,590	333.2%
Securities	47,986	76,606	59.6%
Interbank accounts	11	11	0.0%
Loans - private sector	647,762	1,210,560	86.9%
Allowance for doubtful loans	(24,569)	(38,464)	56.6%
Other receivables	18,527	26,602	43.6%
Other assets	40,005	73,604	84.0%
Permanent Assets	**12,415**	**55,370**	346.0%
Investments	9,653	51,456	433.1%
Fixed assets for own use	2,465	3,470	40.8%
Dererred charges	297	444	49.5%
Total Assets	**823,815**	**1,724,449**	**109.3%**
Liabilities			
Deposits	476,388	787,193	65.2%
Money market repurchase commitments	22,351	1,386	-93.8%
Acceptances and endorsements	102,471	56,922	-44.5%
Interbank accounts	2	-	-100.0%
Deritvative Financial instruments	6,191	9,769	57.8%
Other liabilities	63,368	122,074	92.6%
Deferred income	-	2	
Minority interest in subsidiaries	1	1	
Shareholders' equity	**153,043**	**747,103**	388.2%
Total Liabilities and Shareholders' equity	**823,815**	**1,724,449**	**109.3%**

Balance Sheet
(R$ x 1,000) - J. Malucelli Seguradora S.A.

	12/31/06	12/31/07	Variation %
Assets			
Cash and cash equivalents	1,168	4,425	278.9%
Securities	65,820	93,773	42.5%
Other receivables	26,055	84,906	225.9%
Other assets	221	-	-100.0%
Permanent Assets	**12,581**	**10,086**	-19.8%
Investments	864	1,116	29.2%
Fixed assets for own use	314	353	12.4%
Dererred charges	11,403	8,617	-24.4%
Total Assets	**105,845**	**193,190**	**82.5%**
Liabilities			
Payable for Insurance and Reinsurance transactions	25,217	93,086	269.1%
Technical Reserves - Insurance and Reinsurance	18,565	25,041	34.9%
Other liabilities	8,548	9,576	12.0%
Shareholders' equity	**53,515**	**65,487**	22.4%
Total Liabilities and Shareholders' equity	**105,845**	**193,190**	**82.5%**

RECEIVED
2008 JUN 25 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paraná Banco

MINUTES OF THE SIXTY EIGHTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco, representing 100% (one hundred percent) of the capital stock, all with voting rights, met on May 25, 2007, at 10 a.m., at the Company's headquarters, located at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná, as per signatures in the shareholder's attendance book. Pursuant to the Bylaws, were elected to preside the meeting: Joel Malucelli, as Chairman and Hilário Mário Walesko, as Secretary. The Chairman opened the meeting by informing those in attendance that the publication of call notices was waived in accordance with article 124, paragraph 4, Law 6,404, of December 15, 1976 and that they would be discussing the following AGENDA: Ratification of the selection of newspapers to publish the Company's documents. UNANYMOUS RESOLUTIONS: The matter on the agenda was debated, and Shareholders resolved, by unanimous vote, to approve the resolutions taken at the Board of Executive Officers meeting, held on June 20, 2005, whereby, pursuant to Article 289, Law 6,404, of December 15, 1976, the newspaper "O Estado do Paraná" was selected to publish the Company's documents, in addition to the "Official Gazette of the State of Paraná". In compliance with Article 1, item a, of CVM Instruction 207, of February 1,1994, as amended by CVM Instruction 232, of February 10, 1995, Shareholders selected the newspaper "Valor Econômico" to publish the Company's documents as of the date the Company's shares begin to trade at the São Paulo Stock Exchange (BOVESPA). Dully discussed and approved the matter on the agenda, the meeting was adjourned to drawn up the minutes herein. Upon reopening, these minutes were read, found in accordance with, approved by the Shareholders, who signed them, in 3 (three) counterparts of same content and format. Curitiba, May 25, 2007. Shareholders attending the meeting: J.Malucelli Holding S/A, represented by its Officer Joel Malucelli; Waldemar Malucelli; Celso Jacomel; Ernesto Scarante Sobrinho; Juarez José Malucelli; Márcia Mello Malucelli; Mariana Mello Malucelli; Ricardo Mello Malucelli; Marco Mello Malucelli; André Luiz Malucelli; R&S Malucelli Administração e Participação Ltda.; represented by its Officer Rosaldo Malucelli; Jorge Nacli Neto; Joel Malucelli, Alexandre Matucelli, Hilário Mário Walesko and Omar Camargo Filho.

This is free English translation of the original instrument filed in the Company's records.

Joel Malucelli	Hilário Mário Walesko
Chairman	Secretary

Paraná Banco S.A. – Corporate Taxpayers' ID (C.N.P.J.): 14.388.334/01101-99
R. Visconde de Nacar, n.°. 1441 – CEP 80.410-201 Curitiba – state of Paraná Phone./Fax: (0" 41) 3351-9899

RECEIVED
2008 JUN 25 P 1:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paraná Banco

MINUTES OF THE SIXTY SIXTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco, representing 100% (one hundred percent) of the capital stock, all of it with voting right, met on April 11, 2007, at 10 am, at the Company's headquarters, located at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná, as per signatures in the shareholder's attendance book. Pursuant to the Company's Bylaws, were elected to preside the meeting Mr. Joel Malucelli as Chairman and Mr. Hilário Mário Walesko, as secretary. The Chairman opened the meeting by informing that the publication of the call notices was waived pursuant to article 124, paragraph 4, law 6,404 of December 15, 1976 and that they would be discussing the following **AGENDA: a)** amendment to the Bylaws, among other amendments, to adjust its wording to the demands in Brazilian Securities Commission Official Letter CVM/SER/SEP/ Nº 048/2007 and the demands of the Brazilian Central Bank in official letter Deorf/GTCUR-2007/Pt0701367019; **b)** consolidation of the Bylaws; and **c)** election of the Chairman and vice-Chairman of the Company's Board of Directors. **UNANIMOUS RESOLUTIONS:** The Shareholders unanimously approved: **a)** taking into consideration the demands of CVM in the Official Letter CVM/SER/SEP no. 048/2007 the amendments to articles 39 and 45 of the Company's Bylaws were approved, and will shall have the wording indicated in the consolidated Bylaws, Annex I attached to these Minutes. Taking into consideration the demands of Official Letter of the Brazilian Central Bank Deorf/GTCUR – 2007/ Pt0701367019, the amendments to articles 15, 16, 29 30 and 41 of the Company's Bylaws were approved, shall have the wording indicated in the consolidated Bylaws, Annex I attached to these Minutes; **b)** in view of the decision taken in the above item (a), the shareholders decide to consolidate the Company's Bylaws that shall have the wording indicated in Annex I, attached to these Minutes; and **c)** Election of the Board member Joel Malucelli, Brazilian, married, banker, Identity Card (RG/PR) no. 439.047-4/, Individual Taxpayer's id (CPF/MF) no. 003.054.569-20, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua Visconde de Nacar, n.° 1441, 5° andar, as Chairman of the Board of Directors, and Board member Jorge Nacli Neto, Brazilian, married, business administrator, Identity Card (RG/SSP-PR) no. 725.032/0, Individual Taxpayer's ID (CPF/MF) no. 185.421.909-04, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua Visconde de Nacar, n.° 1441, 5° andar, as Vice-Chairman of the Board of Directors, pursuant to article 12, Paragraph 1 of the Company's Bylaws. There being no further business on the agenda, the meeting was adjourned for drawing up these minutes Upon reopening, these minutes were read, found in accordance with, approved by the shareholders, who signed them, in 3 (three) counterparts of same content and format. City of Curitiba, April 11, 2007. Shareholders attending the meeting: J. Malucelli Holding S/A, represented by its Officer Mr. Joel Malucelli, Waldemar Malucelli, Celso Jacomel, Ernesto Scarante Sobrinho,

Juarez José Malucelli, Márcia Mello Malucelli, Mariana Mello Malucelli, Ricardo Mello Malucelli, Marco Mello Malucelli, André Luiz Malucelli, R&S Malucelli Administração e Participação Ltda., represented by its Officer Sr. Rosaldo Malucelli, Jorge Nacli Neto, Joel Malucelli, Alexandre Malucelli, Hilário Mário Walesko and Omar Camargo Filho.

This is a free English translation of the Minutes filed in the Company's records.

Paraná Banco S.A. Corporate Taxpayers' ID no. (C.N.P.J.): 14.388.334/0001-99

R. Visconde de Nanar, n°. 1441 – CEP. 80.410-201 Curitiba– State of Paraná Phone/Fax: (0**41) 3351-9899

```
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```

Job : 160
Date: 6/23/2008
Time: 9:18:33 AM

Paraná Banco

MINUTES OF THE SIXTY FIFTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco, representing 100% (one hundred percent) of the capital stock, all of it with voting rights, met on March 5, 2007, at 3 p.m., at the Company's headquarters, located at Rua Visconde de Nacar, 1441, 5° andar, in the city of Curitiba, state of Paraná, as per signatures in the shareholder's attendance book. Pursuant to the Bylaws, were elected to preside the meeting: Joel Malucelli, as Chairman and Waldemar Malucelli, as secretary. The Chairman opened the meeting by informing those in attendance that the publication of call notices was waived in accordance with article 124, paragraph 4, Law 6,404, of December 15, 1976 and that they would be discussing the following AGENDA: a) The Company's Initial Public Offering (IPO) and the filing of its registration as publicly-held company with the Brazilian Securities and Exchange Commission ("CVM"), pursuant to CVM Instruction 202, of December 6, 1993; b) The Company's listing on the São Paulo Stock Exchange ("BOVESPA") Level 1 of Corporate Governance segment; c) Amendment to the Company's Bylaws in order to amend the wording in accordance with BOVESPA's Level 1 Listing Regulation; and d) Election of the Board of Directors. **UNANYMOUS RESOLUTIONS:** a) Approved the Company's IPO, and the filing of registration as publicly-held Company with the CVM, pursuant to CVM Instruction 202, of December 6, 1993; b) Approved the Company's listing on the São Paulo Stock Exchange ("BOVESPA") Level 1 of Corporate Governance segment, and the entering into an agreement with BOVESPA for listing on said differentiated segment; c) Approved the amendment to the Company's Bylaws in order to amend the wording in accordance with BOVESPA's Level 1 Listing Regulation, in its consolidated version as provided in Annex 1 herein, including the change of the Company's par shares to non par shares, the possibility of converting common shares into preferred shares, subject to the limit provided for by the applicable law, the authorized capital forecast, the establishment of a Board of Directors and the position of Investor Relations Officer; and d) Approved the election of the following members of the Company's Board of Directors, for a two (2)-year the term of Office, up to the Annual General Meeting to be held on the 2009 fiscal year: **Joel Malucelli**, Brazilian, married, Banker, Identity Card (RG/SSP-PR) no. 439.047-4, Individual Taxpayer's ID (CPF/MF) no. 003.054.569-20, resident and domiciled in the city of Curitiba, state of Paraná, with office located at Rua Visconde de Nacar, 1441, 5° andar; **Alexandre Malucelli**, Brazilian, married, Business Administrator, Identity Card (RG/SSP-PR)no. 1.440.698-0, Individual Taxpayer's ID (CPF/MF) no. 677.121.509-15, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua Visconde de Nacar, 1441, 5° andar; **Jorge Nacli Neto**, Brazilian, married, Business Administrator, Identity Card (RG/SSP-PR) no. 725.032-0, Individual Taxpayer's ID (CPF/MF) no. 185.421.909-04, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua Visconde de Nacar, 1441, 5° andar; **Hilário Mário Walesko**, Brazilian, married, Accountant, Identity Card ID (RG/SSP- PR) no. 3.126.088-4, Individual Taxpayer's ID (CPF/MF) no. 510.710.969-15, resident and domiciled in the city of Curitiba, state of Paraná, at Rua Theodoro Makiolka, 469; and **Omar Camargo Filho**, Brazilian, married, Business Administrator, Identity Card (RG/SSP-PR) no. 477.584-8, Individual Taxpayer's ID (CPF/MF) no. 006.317.019-15, resident and domiciled in the city of Curitiba, state of Paraná, at Rua Gottlieb Muller, 90, the latter to serve as an Independent Member. The election of Board members herein is subject to ratification by the Brazilian Central Bank. The members hereby elected will be invested in their offices upon signature of the respective terms of investiture drawn up in appropriate book, occasion when they will declare, pursuant to the Law, not to have any legal impediment which would prevent them from undertaking business activities. The Company's Management is hereby fully authorized to take all necessary measures, as well as sign any and all documents to implement the resolutions taken herein. Dully discussed and approved the matters of the agenda, the meeting was adjourned to draw up the minutes herein. Upon reopening, these minutes were read, found in accordance with, approved by the shareholders, who signed them, in 3 (three) counterparts of same content and format. Curitiba, March 5, 2007. Shareholders attending the meeting: J.Malucelli Holding S/A, represented by its Officer Joel Malucelli; Waldemar Malucelli; Celso Jacomel; Ernesto Scarante Sobrinho; Juarez José Mello Malucelli; Mariana Mello Malucelli; Ricardo Mello Malucelli; Marco Mello Malucelli; André Luiz Malucelli; R&S Malucelli Administração e Participação Ltda., represented by its Officer Rosaldo Malucelli; and Jorge Nacli Neto.

This is a free translation of the original instrument filed in the Company's records.

Paraná Banco

Joel ucelli
Chairman

Waldemar Malucelli
Secretarv

Paraná Banco S.A. - C.N.P.J.: 14388.334/0001-99

R Visconde de Nacar, n.°. 1441 – CEP 80 410-201 Curitiba – PR Tel./Fax (O*41) 3028-9899

Paraná Banco

MINUTES OF THE THIRTIETH ANNUAL GENERAL MEETING AND SIXTY FOURTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco, representing 100% (one hundred percent) of the capital stock, all with voting rights, met on February 28, 2007, at 3 p.m., at the Company's headquarters, located at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná, upon signatures in the shareholder's attendance book. Pursuant to the Bylaws, were elected to preside: Joel Malucelli, as Chairman and Waldemar Malucelli, as Secretary. The Chairman opened the meeting by informing those attending that the publication of call notices was waived in accordance with article 124, paragraph 4, Law 6,404, of December 15, 1976 and that they will be discussing the following AGENDA: IN ANNUAL GENERAL MEETING a) Exam, debate and approval of the Management's Report, the Financial Statements, Explanatory Notes and Independent Auditor's Report, related to the fiscal year ended December 31, 2006; b) Net Income allocation; c) Payment of annual dividends and Interest on Equity; and d) Fixation of manager's overall annual compensation. IN EXTRAORDINARY GENERAL MEETING a) Capital Stock increase with the use of retained earnings; and b) Amendment to article 5 of the Company's Bylaws. UNANYMOUS RESOLUTIONS: IN ANNUAL GENERAL MEETING a) Approved, without restrictions, the Management's Report, the Financial Statements and Explanatory Notes, related to the fiscal year ended December 31, 2006, published, jointly with the Independent Auditor's Report, on the *State of Paraná* newspaper, issue of February 27, 2007, pages 30 and 31, and on the *Official Gazette of the State of Paraná*, of February 27, 2007, page 41; b) Approved the years' net income allocation, as follows: (i) R$2,123,405.20 (two million, one hundred and twenty-three thousand, four hundred and five reais and twenty centavos) allocated to constitute a Legal Reserve, (ii) R$23,844,898.77 (twenty-three million, eight hundred and forty-four thousand, eight hundred and ninety-eight reais and seventy-seven centavos) allocated to constitute a Statutory Provision for Future Capital Increase; c) Approved by unanimous vote, the payment of dividends related to previous fiscal years, in the amount of R$17,000,000.00 (seventeen million reais), paid on January 26, 2006, advanced payment of dividends in the amount of R$6,300,000.00 (six million, three hundred thousand reais), paid on January 26, 2006, and advanced payment of dividends in the amount of R$1,999,800.00 (one million, nine hundred and ninety-nine thousand and eight hundred reais), paid on March 30, 2006, and the amount of R$ 8,200,000.00 (eight million and two hundred thousand reais), paid as interest on equity on December 15, 2006; and d) Approved the Company's managers overall annual compensation for the 2007 fiscal year in the amount of up to R$4,000,000.00 (four million reais). IN EXTRAORDINARY GENERAL MEETING a) Approved the capital stock increase with the use of Statutory Provision for Future Capital Stock Increase, in the amount of R$24,575,711.60 (twenty-four million, five hundred and seventy-five thousand, seven hundred and eleven reais and sixty centavos), and use of Legal Reserve, in the amount of R$7,424,288.40 (seven million, four hundred and twenty-four thousand, two hundred and eighty-eight reais and forty centavos), made available by shareholders, in accordance with the table below. The Company's Capital Stock is therefore increased from R$100,000,000.00 (one hundred million reais) to R$132,000,000.00 (one hundred and thirty-two million reais) with an issue of 32,000,000 (thirty-two million) new registered common shares at par value of R$1.00 (one real) each, from 100,000,000 (one hundred million) to 132,000,000 (one hundred and thirty-two million) registered common shares at par value of R$1.00 (one real) each; b) The resolutions approved at this meeting amend Article 5 of the Company's Bylaws, which now has the following wording:

"ARTICLE 5 – The Capital Stock is R$132,000,000.00 (one hundred and thirty-two million reais), divided into 132,000,000 (one hundred and thirty-two million) registered common shares, at the price of R$1.00 (one real) each.

R. Visconde de Nacar, n.º. 1441 – CEP. 80.410-201 Curitiba – PR Tel./Fax: (O 41) 3028-9899

Paraná Banco

	Capital Stock Increase			Interest after Capital Stock Increase		
Shareholders	%	Number of Shares	R$	%	Number of Shares	R$
J. Malucelli Holding S.A.	67.757525	21,682,408	21,682,408.00	67.757525	89,439,933	89,439,933.00
Waldemar Malucelli	0.920000	294,400	294,400.00	0.920000	1,214,400	1,214,400.00
Celso Jacomel	2.549953	815,985	815,985.00	2.549953	3,365,938	3,365,938.00
Ernesto Scarante Sobrinho	1.270056	406,418	406,418.00	1.270056	1,676,474	1,676,474.00
Juarez José Malucelli	1.270056	406,418	406,418.00	1.270056	1,676,474	1,676,474.00
Marcia Mello Malucelli	2.544997	814,400	814,400.00	2.544997	3,359,397	3,359,397.00
Mariana Mello Malucelli	0.848302	271,456	271,456.00	0.848302	1,119,758	1,119,758.00
Ricardo Mello Malucelli	0.848302	271,456	271,456.00	0.848302	1,119,758	1,119,758.00
Marco Mello Malucelli	0.848302	271,456	271,456.00	0.848302	1,119,758	1,119,758.00
André Luiz Malucelli	1.332600	426,432	426,432.00	1.332600	1,759,032	1,759,032.00
R & S Malucelli Adm. Particip.Ltda	9.829907	3,145,571	3,145,571.00	9.829907	12,975,478	12,975,478.00
Jorge Nacli Neto	9.980000	3,193,600	3,193, 600.00	9.980000	13,173,600	13,173,600.00
TOTAL	100	32,000,000	32,000,000.00	100	132,000,000	132,000,000.00

Dully discussed and approved the matters of the agenda, the meeting was adjourned to drawn up the present minutes. Upon reopening, these minutes were read, found in accordance with, approved by shareholders, who signed them, in 3 (three) counterparts of same content and format. Curitiba, February 28, 2007. Shareholders attending the meeting: J.Malucelli Holding S/A, represented by its Officer Joel Malucelli; Waldemar Malucelli; Celso Jacomel; Ernesto Scarante Sobrinho; Juarez José Malucelli; Márcia Mello Malucelli; Mariana Mello Malucelli; Ricardo Mello Malucelli; Marco Mello Malucelli; André Luiz Malucelli; R&S Malucelli Administração e Participação Ltda.; represented by its Officer Rosaldo Malucelli; and Jorge Nacli Neto.

This is a free English translation of the original instrument filed in the Company's records.

Joel Malucelli

Waldemar Malucelli

Chairman Secretary

Paraná Banco

MINUTES OF THE SIXTY NINTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco, representing 100% (one hundred percent) of the capital stock, all of it with voting rights, met on June 1, 2007, at 3 pm, at the Company's headquarters, located at Rua Visconde de Nacar, 1441, 5° andar, in the city of Curitiba, state of Paraná, as per signatures in the shareholder's attendance book. Pursuant to the Company's Bylaws, elected to preside to meeting Mr. Joel Malucelli as Chairman and Mr. Waldemar Malucelli, as secretary. The Chairman opened the meeting by informing that the publication of the call notices was waived pursuant to article 124, paragraph 4, law 6.404 of December 15, 1976 and that they should resolve on the following **AGENDA: a)** to discuss the approval of Mr. Omar Camargo Filho's resignation, member of the Company's Board of Directors; and **b)** discuss on the election of a new member for the Company's Board of Directors, who will work as an Independent Member. **UNANIMOUS RESOLUTIONS: a)** Approved Mr. Omar Camargo Filho's resignation, member elected in the 65th Extraordinary General Meeting, held on March 5, 2007. Resignation presented by the member on May 31, 2007.; and **b)** approved the election of Mr. Nelson Carlos Cavichiolo, Brazilian, married under universal property ruling, , accounting bachelor, Identity Card (RG/SSP/PR) no. 319.564, Individual Taxpayer's ID (CPF/MF) no. 027.746.909-00, resident and domiciled in the city of Curitiba, state of Paraná, at Rua Noel Rosa, nº 12, as an independent member of the Company's Board of Directors, for the remaining term of office of the members of the Board of Directors elected at the 65th Extraordinary General Meeting held on March 5, 2007. The Board of Directors is composed by: Messrs. **Joel Malucelli, Jorge Nacli Neto, Alexandre Malucelli, Hilário Mário Walesko** and **Nelson Carlos Cavichiolo,** who will work as an Independent Member, all of them with term of office up to the Annual General Meeting to be held in the fiscal year of 2009. The Management of the Company is authorized to take all necessary measures, as well as to sign all and any instruments to implement the resolutions taken. All the matters of the agenda were addressed and approved. The meeting was adjourned to draw up the present minutes. Upon reopening, these minutes were read, found in accordance with, approved by the shareholders, who signed them, in 3 (three) counterparts of same content and format. City of Curitiba, June 1, 2007. Shareholders

attending the meeting: J.Malucelli Holding S/A, represented by its Officer Mr. Joel Malucelli, Waldemar Malucelli, Celso Jacomel, Ernesto Scarante Sobrinho, Juarez José Malucelli, Márcia Mello Malucelli, Mariana Mello Malucelli, Ricardo Mello Malucelli, Marco Mello Malucelli, André Luiz Malucelli, R&S Malucelli Administração e Participação Ltda represented by its Officer Mr. Rosaldo Malucelli, and Jorge Nacli Neto.

This is a free English translation of the Minutes filed in the Company's records.

Joel Malucelli	Waldemar Malucelli
Chairman	Secretary

Paraná Banco

MINUTES OF THE SIXTY SEVENTH EXTRAORDINARY GENERAL MEETING

The shareholders of Paraná Banco representing 100% (one hundred percent) of the capital stock, all with voting rights, met on April 27, 2007, at 10 am, at the Company's headquarters located at Rua Visconde de Nacar, nº1441, city of Curitiba, state of Paraná, as per signatures in the shareholder presence book. Pursuant to the Bylaws, wre elected to preside the meeting Mr. Joel Malucelli, as Chairman and Mr. Hilário Mário Walesko, as Secretary. The Chairman opened the meeting by informing those attending that the call notice publication was waived pursuant to article 124, paragraph 4, Law 6,404 of December 15, 1976 and that they would be discussing the following **AGENDA:** **a)** grouping of the Company's shares to a 2:1 ratio; **b)** conversion of 5,400,000 (five million, four hundred thousand) common shares into preferred shares issued by the Company, the ratio being 1 (one) ordinary share for 1 (one) preferred share; **c)** to amend the limit of the authorized capital of the Company up to 132,000,000 shares, common and/or preferred; **d)** to amend and consolidate the Company's Bylaws. **UNANIMOUS RESOLUTIONS:** the agenda was discussed by the shareholders who, by unanimous vote, approved: **a)** the grouping of the totality of the Company's common shares representing the capital stock at a 2:1 ratio; so that 2 (two) common shares correspond to 1 (one) common share, maintaining the Company's capital stock, that now shall be divided into 66,000,000 (sixty-six million) common shares, instead of the previous number of132,000,000 (one hundred and thirty-two million) common shares. The shares shall be distributed to the shareholders in the same proportion held by then prior to the grouping of the shares, according to the chart attached in Annex I. Due to the resolution above, once the shares were grouped in the abovementioned proportion would result in a fraction of shares for a few shareholders, the controlling shareholder J. Malucelli Holding S.A. agreed to donate the necessary share fractions so that the number of shares determined to said shareholders would be a whole number; **b)** pursuant to article 8, sole paragraph, of the Company's Bylaws, the conversion of 5,400,000 (five million, four hundred thousand) common shares into 5,400,000 (five million, four hundred thousand) preferred shares issued by the Company, to be distributed to the shareholders at the same proportion held by them after the share grouping, without amending the capital stock, which will be divided into 66,000,000 (sixty-six million) shares, of which 60,600,000 (sixty million, six hundred thousand) common shares and 5,400,000 (five million, four hundred thousand) preferred shares, distributed to the shareholders according to the chart attached in Annex II; **c)** amending the limit of the Company's authorized capital from 250,000,000 (two hundred and fifty million) shares, that, post grouping would be reduced to 125,000,000 (one hundred and twenty-five million)

shares, common and/or preferred, up to the limit of 132,000,000 (one hundred and thirty-two million) common and/or preferred shares and **d)** in light of the resolutions taken in items (a), (b) and (c) above, the amendments to articles 5 and 7 of the Company's Bylaws, which is now effective with the wording appointed in the Company's consolidated Bylaws, attached in Annex IV. Dully discussed and approved the matters of the agenda, the meeting was adjourned to draw up the minutes herein. Upon reopening, these minutes were read, found in accordance with, approved by the attending shareholders, who signed them, in 3 (three) counterparts of same content and format.. Curitiba, April 27, 2007. Attending shareholders: J. Malucelli Holding S/A, represented by its Officer Mr. Joel Malucelli, Waldemar Malucelli, Celso Jacomel, Ernesto Scarante Sobrinho, Juarez José Malucelli, Márcia Mello Malucelli, Mariana Mello Malucelli, Ricardo Mello Malucelli, Marco Mello Malucelli, André Luiz Malucelli, R&S Malucelli Administração e Participação Ltda., represented by its Officer Mr. Rosaldo Nacli Neto, Joel Malucelli, Alexandre Malucelli, Hilário Mário Walesko and Omar Camargo Filha.

This is a free English translation of the minutes filed in the company's records.

Joel Malucelli

Chairman

Hilário Mário Walesko

Secretary

Anex I

OWNERSHIP STRUCTURE AFTER SHARE GROUPING

SHAREHOLDER	COMMON	%	TOTAL	%
J. Malucelli Holding SIA	44,719,962	67.757525%	44,719,962	67.757525%
Waldemar Malucelli	607,200	0.920000%	607,200	0.923000%
Celso Jacornel	1,682,969	2.549953%	1,682,969	2.549953%
Ernesto Scarante Sobrinho	838,237	1.270056%	838,237	1.270056%
Juarez José Malucelli	838,237	1.270056%	838,237	1.270056%
Márcia Mello Malucelli	1,679,699	2.544997%	1,679,699	2.544997%
Mariana Mello Malucelli	559,879	0.848302%	559,879	0.848302%
Ricardo Mello Malucelli	559,879	0.848302%	559,879	0.848302%
Marco Mello Malucelli	559,879	0.848302%	559,879	0.848302%
André Luiz Malucelli	879,516	1.332600%	879,516	1.332600%
R&S Malucelli Adm. e Part.	6,487,739	9.829907%	6,487,739	9.829907%
Jorge Nacli Neto	6,586,800	9.980000%	6,586,800	9.980000%
Joel Malucelli	1	0.00%	1	0.00%
Alexandre Malucelli	1	0.00%	1	0.00%
Hilário Mário Walesko	1	0.00%	1	0.00%
Ornar Camargo Filho	1	0.00%	1	0.00%
TOTAI,	66,000,000	100.00%	66,000,000	100.00%

Annex II

OWNERSHIO STRUCTURE AFTER SHARE CONVERSION

SHAREHOLDER	COMMON	%	PREFERED	%	TOTAL	
J. Malucelli Holding S/A	41,061,059	67.757525%	3,658,903	67.757525%	44,719,962	67.757525%
Walcicmar Malucelli	557,520	0.920000%	49,680	0.920000%	607,200	0.920000%
Celso Jacomel	1,545,271	2.549953%	137,698	2.549953%	1,682,969	2.549953%
Ernesto Searante Sobrinho	769,654	1.270056%	68,583	1.270056%	838,237	1.270056%
.luarez José Malucelli	769,654	1.270056%	68,583	1.270056%	838,237	1.270056%
Márcia Mello	1,542,269	2.544997%	137,430	2.544997%	1,679,699	2.544997%
Mariana Mello Malucelli	514,070	0.848302%	45,809	0.848302%	559,879	0.848302%
Ricardo Mello	514,070	0.848302%	45,809	0.848302%	559,879	0.848302%
Marco Mello Malucelli	514,070	0.848302%	45,809	0.848302%	559,879	0.848302%
André Luiz Malucelli	807,555	1.332600%	71,961	1.332600%	879,516	1.332600%
R&S Malucelli Adm. e Part. Ltda.	5,956,924	9.829907%	530,815	9.829907%	6,487,739	9.829907%
Jorge Nacli Neto	6,047,880	9.980000%	538,920	9.980000%	6,586,800	9.980000%
Joel Malucelli	1	0.00%	-	0.00%	1	0.00%
Alexandre Malucelli	1	0.00%	-	0.00%	1	0.00%
Hilário Mário Walesko	1	0.00%	-	0.00%	1	0.00%
Omar Camargo Filho	1	0.00%	-	0.00%	1	0.00%
TOTAL	60,600,000	100.00%	5,400,000	100.00%	66,000,000	100.00%

Paraná Banco

MINUTES OF THE THIRTY-FIRST ANNUAL GENERAL MEETING

On March 14, 2008, at 9.00 am, shareholders representing 94.91% (ninety-four point ninety-one percent) of the voting capital and 53.86% (fifty-three point eighty-six percent) of the total capital, as per the signatures in the attendance book, met at the Company's headquarters, located at Rua Visconde de Nacar, 1.441, 6° andar in the city of Curitiba, State of Paraná.

PRESIDING BOARD: Mr. Joel Malucelli – Chairman; Mr. Hilário Mário Walesko - Secretary.

CALL NOTICE: A call notice was published in the newspapers "O Estado do Paraná" on February 28 and 29 and March 4, 2008, "Valor Econômico" on February 28 and 29 and March 3, 2008 and "Diário Oficial do Estado do Paraná" on March 3, 4 and 5, 2008.

AGENDA: a) to analyze the management accounts, as well as to examine, discuss and vote the financial statements for the fiscal year ended December 31, 2007; **b)** to resolve on the allocation of net income for the year and ratify the prepayment of dividends and interest on equity effected in 2007; **c)** to establish management's overall compensation for the current fiscal year.

UNANIMOUS RESOLUTIONS:

a) To approve, without reservations, the management report, financial statements and notes to the financial statements for the year ended December 31, 2007, published with the Independent Auditors' opinion in "Valor Econômico", on January 29, 2008, pages A13, A14, A15 and A16, in "O Estado do Paraná", on January 29, 2008, pages 1, 2, 3 and 4 and in "Diário Oficial do Estado do Paraná", on January 30, 2008, pages 17, 18, 19 and 20;

b) (i) To approve the allocation of net income for the year as follows: R$3,194,913.20 (three million, one hundred and ninety-four thousand, nine hundred and thirteen reais and twenty centavos) to the constitution of the Legal Reserve; R$54,526,630.85 (fifty-four million, five hundred and twenty-six thousand, six hundred and thirty reais and eighty-five centavos) to the constitution of the Reserve for the Integrity of the Shareholders' Equity; (ii) To ratify the payment of interest on equity in the amount of R$30,682,314.36 (thirty million, six hundred and eighty-two thousand, three hundred and fourteen reais and thirty-six centavos) on January 3, 2008, attributed to the mandatory dividend of 25% of net income;

c) To approve the overall annual compensation for the Company's management at up to R$5,400,000.00 (five million and four hundred thousand reais), it being incumbent upon the Board of Directors to resolve on the distribution of compensation among the managers. In response to a request by shareholders detaining 7.17% of the Company's

preferred shares, the Fiscal Council was installed and shall remain in operation until the next Annual General Meeting. The shareholders who submitted the request, funds managed by GWI Consultoria, Participações e Serviços Ltda. and Credit Suisse Hedging--Griffo Corretora de Valores S.A., appointed Márcio Luciano Mancini, Brazilian, single, Business Administrator, bearer of Identity Card (RG) no. 24.458.714-0 SSP/SP and Individual Taxpayer's ID (CPF/MF) no. 268.791.478-95, resident and domiciled in the city of Campinas, state of São Paulo, at Rua Ana Telles Alves de Lima, 106 as sitting member of the Fiscal Council, with his respective alternate to be appointed at an opportune time. The following members were also appointed by other shareholders representing the majority of the current capital stock: Yoshihiro Sakagami, Brazilian, married, Accountant, bearer of Identity Card (RG) no. 940.767-7/PR, and Individual Taxpayer's ID (CPF/MF) no. 161.053.039-04, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua José de Alencar, 552, and Luiz Roberto Castiglione de Lima, Brazilian, divorced, Economist, bearer of Identity Card (RG) no. 7.208.281-8/PR and Individual Taxpayer's ID (CPF/MF) no. 335.898.957-72, resident and domiciled in the city and state of São Paulo, at Rua Pintassilgo 12, 502, to be sitting members of the Fiscal Council, and Maurício Alvarez da Silva, Brazilian, married, Accountant, bearer of Identity Card (RG) no. 6.472.456-8/PR and Individual Taxpayer's Register (CPF/MF) no. 973.831.399-68, resident and domiciled in the city of Curitiba, state of Paraná, with office at Rua José de Alencar, 552, as alternate, and the other respective alternate members shall be appointed at an opportune time. The members of the Fiscal Council elected herein shall take office after the election is ratified by the Brazilian Central Bank, by signing the respective instrument of investiture drawn up in the Company's records, in which they shall declare, in the term of law, not to be involved in any crime that may prevent them from exercising business activities. The compensation of the Fiscal Council's members shall be equivalent to the minimum limit set forth in article 162, paragraph 3 of Law 6,404/76.

After the matters in the agenda were duly addressed and approved, the meeting was adjourned for the time necessary to draw up these minutes. Pursuant to paragraph 3 of article 289, the Company informs its shareholders that the next publications, as set forth by Law 6,404/76 and the regulation of the Brazilian Securities and Exchange Commission, shall be made in the following newspapers: "A Tarde" and "Estado do Paraná", as well as the "Diário Oficial do Estado do Paraná".

These minutes were drawn up, read and approved by the Shareholders, who signed them in three counterpart copies. Curitiba, March 14, 2008. The following shareholders attended the meeting **(i)** J. Malucelli Holding S/A, represented by its officers Mr.Joel Malucelli and Alexandre Malucelli, **(ii)** Waldemar Malucelli, **(iii)** Márcia Mello Malucelli, **(iv)** Mariana Mello Malucelli, **(v)** Ricardo Mello Malucelli, **(vi)** Marco Mello Malucelli, **(vii)** André Luiz Malucelli, **(viii)** R&S Malucelli Administração e Participação Ltda., represented by its attorney in fact Joel Malucelli, **(ix)** Joel Malucelli; **(x)** Jorge Nacli Neto, **(xi)** Alexandre Malucelli, **(xii)** Hilário Mário Walesko; **(xiii)** Hedging-Griffo TOP Fundo de Investimento Financeiro; **(xiv)** Hedging-Griffo Carteira Administrada Real FIF; **(xv)** Hedging-Griffo Star

Fundo de Investimento Financeiro; **(xvi)** HG Top 30 FIF; **(xvii)** Hedging-Griffo Verde Master FIM; **(xviii)** Hedging-Griffo Verde Equity Master FIA; **(xix)** Fundo de Investimento em Ações GWI Private; **(xx)** GWI Classic FIA; **(xxi)** GWI FIA; **(xxii)** Green HG Fund LLC; e **(xxiii)** HG Global Macro Master Fund LP. The representatives of KPMG Auditores Independentes, Mr. José Gilberto M. Munhoz and Mr. Fabiano Lirancos Sanchez, the Company's independent auditors, also attended the meeting.

This document is a free English translation of the Minutes drawn up in the company's records.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

Paraná Banco

PARANÁ BANCO S.A.
Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 14.388.334/0001-99
NIRE: 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON SEPTEMBER 27, 2007

DATE,TIME AND VENUE: September 27, at 4:00 p.m, at the conference room of Paraná Banco headquarters at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná.

PRESENT: Pursuant to paragraph 2 of Article 15 of the Company's Bylaws, the Call Notice was dispensed with due to the presence of all members of the Board of Directors.

PRESIDING: Chairman - Joel Maluceli; and Secretary - Hilário Mário Walesko.

AGENDA: **(a)** election of the Company's Vice Chief Executive Officer; **(b)** hiring of KPMG Auditores Independentes as the Company's auditors until 2009; and **(c)** election of the Company's Ombudsman.

RESOLUTIONS: The Board of Directors unanimously approved: **(a)** the election of Mr. **Jorge Nacli Neto**, Brazilian, married, business administrator, bearer of ID Card (RG) no. 725.032/0 SSP-PR, inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 185.421.909-04, resident and domiciled in the city of Curitiba, state of Paraná, with offices at Rua Visconde de Nacar, nº 1441, 5º andar, as the Company's Vice Chief Executive Officer. The new director will take up office as soon as his election is ratified by the Central Bank of Brazil, following signature of the respective Term of Office drawn up in the Company's records, on which occasion he shall declare, for the purposes of the law, that there is no legal impediment preventing him from exercising his commercial activities; **(b)** the hiring of KPMG Auditores Independentes Company's auditors until 2009; and **(c)** the election of Mr. **Jefferson Francisco da Silva**, Brazilian, single, business administrator, resident and domiciled at Rua Bom Jesus do Iguape, 4932, in the city of Curitiba, state of Paraná, bearer of ID Card (RG) no. 28.216.114-4 SSP/SP and the Individual Roll of Taxpayers (CPF/MF) under no. 283.139.018-45, as the Company's Ombudsman with a mandate of 5 (five) years as of the present date.

CLOSING: There being no further business to discuss, these minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, September, 27 2007. Members of the Board of Directors: Joel Maluceli, Jorge Nacli Neto, Alexandre Maluceli, Hilário Mário Walesko, Nelson Carlos Cavichiolo – Independent Member.

This is a free translation of the minutes drawn up at the Company's proper book.

JOEL MALUCELLI	HILÁRIO MÁRIO WALESKO
Chairman	Secretary

Paraná Banco

PARANÁ BANCO S.A.
Authorized Capital Company
Corporate Taxpayer's ID (CNPJ/MF) 14.388.334/0001-99
Company Registry (NIRE) 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING OF JUNE 18, 2007

Date, time and venue: June 18, 2007, at 5.00 p.m., at the Company's headquarters, located at Rua Visconde de Nacar, no. 1.441, in the city of Curitiba, state of Paraná.

Attendance: All members of the Board of Directors.

Presiding Board: Joel Malucelli - Chairman.
Hilário Mário Walesko - Secretary.

Agenda: To decide on the ratification of the number of shares subscribed and paid-in in the capital increase, approved by the Board of Directors' meeting of June 12, 2007, in the scope of the public offering of the Company's preferred shares, via the issue of preferred shares in Brazil and with sales efforts abroad, through the investment mechanisms regulated by the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, pursuant to the registration exemptions provided for in Rule 144A and Regulation S, both in the US Securities Act of 1933 ("Offering").

Resolutions taken by unanimous vote: Ratification of the Company's capital increase, within the authorized capital, via the issue of 37,800,000 (thirty seven million, eight hundred thousand) preferred, registered, book-entry shares with no par value and no voting rights, the object of the Offering. The Company's capital will increase by R$529,200,000.00 (five hundred twenty-nine million, two hundred thousand Reais), from R$132,000,000.00 (one hundred thirty-two million Reais) to R$661,200,000.00 (six hundred sixty-one million, two hundred thousand Reais). The Company's current shareholders were not entitled to first refusal rights in the subscription of the Offering's shares, pursuant to article 172, item I of Law 6.404/76 and amendments thereto, as approved at the Board of Directors' meeting of June 12, 2007.

Closure: There being no further issues to address, these minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, June 18, 2007. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto and Hilário Mário Walesko.

This is a free translation of the minutes drawn up at the Company's proper book.

________________ Joel Malucelli

________________ Jorge Nacli Neto

________________ Alexandre Malucelli

________________ Hilário Mário Walesko

Paraná Banco

PARANÁ BANCO S.A.
Publicly-held Company

Corporate Taxpayer's ID no.: 14.388.334/0001-99
Corporate Registry ID no.: 41.300.002.169

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS' MEETING HELD ON OCTOBER 19, 2007

DATE, TIME AND PLACE: The meeting was held on October 19, 2007, at 4:00 p.m., at the corporate headquarters of the Company, located in the city of Curitiba, in the state of Paraná, at Rua Visconde de Nacar, no. 1.441, 5º andar.

CALL NOTICE AND PRESENCE: In view of the attendance of all members of the Board of Directors, call notice was waived, pursuant to Paragraph 2 of Article XV of the Company's Bylaws.

CHAIRPERSON AND SECRETARY: Chairman – Joel Malucelli; Secretary – Hilário Mário Walesko.

AGENDA: Discuss the acquisition by the Company of its own shares, to be held in treasury and subsequently cancelled or sold.

RESOLUTIONS: The matters of the Agenda were discussed and, in accordance with the terms of Paragraph 3 of Article V and item "j" of Article XVI of the Company's Bylaws, and in compliance with the requirements of CVM Instruction no. 10, of February 14, 1980, as amended, and other legal provisions in force, the Directors unanimously voted in favor of authorizing the acquisition of up to four million, one hundred and fifty six thousand, four hundred and eighty one (4,156,481) nominative, book-entry preferred Company shares with no par value to be held in treasury for subsequently cancellation or sale with no decrease in the capital stock. The Board of Executive Officers shall decide on the number of shares to be acquired and the timing of their acquisition, respecting the limits and the validity period of this authorization. For the purposes of Article VIII of CVM Instruction no. 10/80, it was decided that: (a) the Company's purpose in this operation is to maximize the creation of value for the shareholders through an efficient management of its capital structure; (b) the number of shares to be acquired is of up to four million, one hundred and fifty six thousand, four hundred and eighty one (4,156,481) nominative, book-entry preferred Company shares with no par value; c) the maximum term for carrying out the operation herein authorized is 360 days as from this date; (d) the number of the Company's preferred shares outstanding, as defined by CVM Instruction no. 10/80, is forty one million, five hundred sixty four thousand, eight hundred and ten (41,564,810), as recorded in the

depositary account informed by the depositary institution on October 16, 2007; and (e) the acquisition operations shall be carried out at market value, with the intermediation of Ativa S.A. C.T.V. headquartered at Alameda Doutor Carlos de Carvalho, no. 417 – 30th floor, in Curitiba, in the state of Paraná. The Board of Executive Officers is hereby authorized to carry out any and all acts and execute any and all instruments required for the performance of the decisions herein approved. **CLOSING:** There being no further business, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, October 19, 2007. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko **and Nelson Carlos Cavichiolo – Independent Director.**

This is a free translation of the original document, which was drawn up in the minutes book.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

Paraná Banco

PARANÁ BANCO S.A.
Authorized Capital Company
Corporate Taxpayer's ID (CNPJ/MF) 14.388.334/0001-99
Corporate Registry ID (NIRE) 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON JUNE 12, 2007

Date, time, and place: June 12, 2007, at 5:00 pm, at the Company's headquarters, in the city of Curitiba, state of Paraná, Brazil, at Rua Visconde de Nacar, 1441.

Attendance: all members of the Board of Directors attended the meeting.

Presiding Board: Joel Malucelli - Chairman.
Hilário Mário Walesko - Secretary.

Agenda: To resolve on the following:

(i) to define the share issue price ("Shares") under the scope of public tender offer of preferred shares issued by the Company to be held in Brazil and sales efforts abroad ("Offer") and respective justification;

(ii) the approval of the Company's capital increase, within the limit of authorized capital;

(iii) the exclusion of preemptive right of Company's shareholders to subscribe new shares;

(iv) the determination of the method of subscription and payment of Shares to be issued; and

(v) the approval of the Definitive Prospectus used in the Offer.

Decisions taken by unanimous vote:

(i) Approval of the price per Share of fourteen reais (R$14.00). The issue price was calculated based on fair value criterion after the performance of road show and the conclusion of bookbuilding process with institutional investors, to be carried out by the Offer coordinators in Brazil and by the international placement agents abroad, pursuant to the provisions in Article 44 of CVM Instruction 400, as of December 29, 2003, and these criterion is the most appropriate to determine a fair price for the Shares of the Offer;

(ii) Approval of the Company's capital stock increase, within the limit of authorized capital, by means of the issue of thirty-seven million and eight hundred thousand (37,800,000) non-par, book-entry, registered preferred stocks and non-voting rights, which shall be purpose of the Offer, thus, the Company's capital stock shall increase from one hundred and thirty-two million reais (R$132,000,000.00) to six hundred and sixty-one million and two hundred thousand reais (R$661,200,000.00), therefore, an increase of five hundred and twenty-nine million and two hundred thousand reais (R$529,200,000.00);

Paraná Banco

(iii) Approval of the exclusion of preemptive right of current Company's shareholders to subscribe Shares of the Offer, in conformity with the provision in article 172 of Law 6,404/76;

(iv) Approval of the payment method of Shares, in cash, upon subscription, in domestic currency; and

(v) Approval of the entire content of the Definitive Prospectus used in the Offer.

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, June 12, 2007. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto and Hilário Mário Walesko.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

Joel Malucelli	Jorge Nacli Neto
Alexandre Malucelli	Hilário Mário Walesko

Paraná Banco

PARANÁ BANCO S.A.

Authorized-Capital Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF) 14.388.334/0001-99
Corporate Registry ID (NIRE) 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON AUGUST 28, 2007

Date, time and place: August 28, 2007, at 10:00 am, at the Company's headquarters, in the City of Curitiba, State of Paraná, at Rua Visconde de Nácar, 1441.

Call and Attendance: Pursuant to Article 15, Paragraph II of the Company's Bylaws, call was waved in view of the attendance of all the members of the Board of Directors.

Presiding Board: Chairman - Joel Malucelli; and Secretary - Hilário Mário Walesko.

Agenda: To resolve on the following matters and make decisions regarding them:

(i) approval of the acquisition by the Company, direct or indirectly by a grantee subsidiary, of shares issued by **J. Malucelli Seguradora S.A.**, joint stock company headquartered in the City of Curitiba, State of Paraná, at Rua Visconde de Nácar, 1441, Corporate Taxpayer's ID (CNPJ/MF) 84.948.157/0001-33 ("Insurance Company"); and

(ii) authorization for the Company's Officers to take all measures required to formalize the acquisition of the Insurance Company's shares.

Resolutions taken by unanimous vote:

(i) Due to the ratifications by the Superintendence of Private Insurance (SUSEP) of the resolutions of the Insurance Company's Extraordinary General Meeting held on March 6, 2007, pursuant to Ordinance no. 697 as of August 24, 2007, published in the Official Gazette of the Union as of August 27, 2007, the Shares Purchase and Sale Agreement executed by the Company, whose purpose was the acquisition of the Insurance Company's shares as of March 6, 2007 was ratified, amended on April 27, 2007 ("Agreement"), and the Company is authorized to acquire, directly or indirectly by a Company's grantee subsidiary of rights and obligations of the Agreement, minority interest of eight hundred thousand, six hundred and twenty-two (800,622) registered common shares and two million, five hundred and seventy thousand, four hundred and eighteen (2,570,418) registered preferred shares with no voting rights issued by the Insurance Company, observing the terms and conditions of the Agreement; and

(ii) The authorization for the Company's Officers to take all measures required to formalize the acquisition of the Insurance Company's shares pursuant to the Agreement was approved, including matters concerning the acquisition of shares representing the Insurance Company's control, since previously authorized by SUSEP.

Paraná Banco

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, August 28, 2007. Board of Directors' Members: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko and Nelson Carlos Cavichiolo - Independent Member.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

Paraná Banco

PARANÁ BANCO S.A.

Authorized-Capital Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF) 14.388.334/0001-99
Corporate Registry ID (NIRE) 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON AUGUST 31, 2007

Date, time and place: August 31, 2007, at 10:00 am, at the Company's headquarters, in the City of Curitiba, State of Paraná, at Rua Visconde de Nácar, 1441.

Call and Attendance: Pursuant to Article 15, Paragraph II of the Company's Bylaws, call was waved in view of the attendance of all the members of the Board of Directors.

Presiding Board: Chairman - Joel Malucelli; and Secretary - Hilário Mário Walesko.

Agenda: To resolve on the approval of the Company's capital increase by private subscription, within the authorized capital limit, fully subscribed and paid-in by **Fors Holding S/A**, joint-stock company headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, 418, 11° andar, sala 08-A, Vila Olímpia, CEP 04551-060, Corporate Taxpayer's ID (CNPJ/MF) 08.717.838/0001-02 ("Fors Holding"), due to the exercise of the subscription right of the subscription bonus.

Resolutions taken by unanimous vote:

(i) Due to the exercise of the subscription right set forth in the subscription bonus 01/02 issued on April 27, 2007, held by Fors Holding, the Company's capital increase was approved within the authorized capital limit and upon private subscription, with the issuance of two million, seven hundred and sixty thousand, seven hundred and eighty-four (2,760,784) non-par, registered, book-entry preferred shares with no voting right issued by the Bank, at the issuance price of fourteen reais (R$14.00) each, calculated based on the Article 170, Paragraph 1, Section III of Law no. 6,404/76 and established in accordance with the procedure for collecting investment intentions (Bookbuilding procedure) of the primary public offering of the Bank's preferred shares, in accordance with the terms previously disclosed in the Final Prospectus of Primary Public Distribution of Preferred Shares issued by the Bank, increasing the Company's capital stock from six hundred and sixty-one million and two hundred thousand reais (R$661,200,000.00) to six hundred and ninety-nine million, eight hundred and fifty thousand, nine hundred and seventy-six reais (R$699,850,976.00), an increase, therefore, in thirty-eight million, six hundred and fifty thousand, nine hundred and seventy-six reais (R$38,650,976.00), fully subscribed and paid-up by Fors Holding, in this act, in domestic currency, pursuant to the Subscription Report attached to these present minutes (Exhibit I);

(ii) Pursuant to Paragraph 3 of Article 171of Law no. 6,404/76, there is no preemptive right to the current shareholders of the Company; and

(iii) The capital increase approved herein is subject to the ratification of the Brazilian Central Bank, pursuant to the applicable legislation.

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, August 31, 2007. Board of Directors' Members: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko and Nelson Carlos Cavichiolo - Independent Member.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

EXHIBIT I TO THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 31, 2007

REPORT ON THE CAPITAL STOCK SUBSCRIPTION OF PARANÁ BANCO S.A.

Name, Identification and Address	**Number of subscribed shares** (all non-par value preferred shares)	**Subscription Price (per share)**	**Paid-up value in cash**
Fors Holding S/A, joint-stock company headquartered in the City of São Paulo, State of São Paulo, at Rua Funchal, 418, 11º andar, sala 08-A, Vila Olímpia, CEP 04551-060, Corporate Taxpayer's ID (CNPJ/MF) 08.717.838/0001-02, represented pursuant to its Bylaws.	**2,760,784**	**R$14.00**	**R$38,650,976.00**

Curitiba, August 31, 2007.

Joel Malucelli
Chairman

Hilário Mário Walesko
Secretary

SUBSCRIBER:

Fors Holding S/A

Fors Holding S/A

SP - 105954-00006 - 1241630v1

Paraná Banco

PARANÁ BANCO S.A.
Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 14.388.334/0001-99
NIRE: 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON SEPTEMBER 27, 2007

DATE,TIME AND VENUE: September 27, at 4:00 p.m, at the conference room of Paraná Banco headquarters at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná.

PRESENT: Pursuant to paragraph 2 of Article 15 of the Company's Bylaws, the Call Notice was dispensed with due to the presence of all members of the Board of Directors.

PRESIDING: Chairman - Joel Maluceli; and Secretary - Hilário Mário Walesko.

AGENDA: **(a)** election of the Company's Vice Chief Executive Officer; **(b)** hiring of KPMG Auditores Independentes as the Company's auditors until 2009; and **(c)** election of the Company's Ombudsman.

RESOLUTIONS: The Board of Directors unanimously approved: **(a)** the election of Mr. **Jorge Nacli Neto**, Brazilian, married, business administrator, bearer of ID Card (RG) no. 725.032/0 SSP-PR, inscribed in the Individual Roll of Taxpayers (CPF/MF) under no. 185.421.909-04, resident and domiciled in the city of Curitiba, state of Paraná, with offices at Rua Visconde de Nacar, nº 1441, 5º andar, as the Company's Vice Chief Executive Officer. The new director will take up office as soon as his election is ratified by the Central Bank of Brazil, following signature of the respective Term of Office drawn up in the Company's records, on which occasion he shall declare, for the purposes of the law, that there is no legal impediment preventing him from exercising his commercial activities; **(b)** the hiring of KPMG Auditores Independentes Company's auditors until 2009; and **(c)** the election of Mr. **Jefferson Francisco da Silva**, Brazilian, single, business administrator, resident and domiciled at Rua Bom Jesus do Iguape, 4932, in the city of Curitiba, state of Paraná, bearer of ID Card (RG) no. 28.216.114-4 SSP/SP and the Individual Roll of Taxpayers (CPF/MF) under no. 283.139.018-45, as the Company's Ombudsman with a mandate of 5 (five) years as of the present date.

CLOSING: There being no further business to discuss, these minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, September, 27 2007. Members of the Board of Directors: Joel Maluceli, Jorge Nacli Neto, Alexandre Maluceli, Hilário Mário Walesko, Nelson Carlos Cavichiolo – Independent Member.

This is a free translation of the minutes drawn up at the Company's proper book.

JOEL MALUCELLI Chairman	HILÁRIO MÁRIO WALESKO Secretary

Paraná Banco

PARANÁ BANCO S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ):. 14.388.334/000199
Rua Visconde de Nacar, 1441, CEP 80410201, Curitiba PR

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS' MEETING HELD ON 12.14.2007

Date:
Held on December 14, 2007, at 10:00 a.m., at the conference room of Paraná Banco headquarters at Rua Visconde de Nacar, 1441, city of Curitiba, state of Paraná.

Attendance:
Pursuant to Article 15, Paragraph 2 of the Company's Bylaws, the call notice was dispensed with due to the presence of all members of the Board of Directors.

Presiding:
Chairman - Joel Malucelli; and Secretary - Hilário Mário Walesko

Agenda:
Payment of interest on equity for the fiscal year of 2007.

Resolutions:
Having discussed the matter in question, the Board of Directors unanimously approved the payment of interest on equity for the fiscal year of 2007, based on shareholding positions on this date, in the total amount of R$30,600,000.00 (thirty million and six hundred thousand Reais), equivalent to R$0.29 per share, subject to withholding income tax at 15%, except for those shareholders who are duly exempt, or those domiciled in countries whose legislation establishes different rates.

The Company's shares will be traded ex-interest on equity as of December 17 inclusive. Interest on equity, net of withholding income tax, will be considered as part of the mandatory dividends for the fiscal year of 2007, pursuant to article 9, paragraph 7 of Law 9.249/95, item V of CVM Deliberation 207/96, and item "a" of article 41 of the Company's Bylaws, and will be made available to shareholders as of January 3, 2008, without monetary restatement. The Executive Officers are authorized to carry out any and all acts needed to ensure said payment.

Closure:
There being no further matters to discuss, these minutes were drawn up, approved and signed by all Board Members present: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo – Independent Member.

This is a free translation of the minutes drawn up at the Company's proper book.

Curitiba, December 14, 2007.

JOEL MALUCELLI Chairman	HILÁRIO MÁRIO WALESKO Secretary

Paraná Banco

PARANÁ BANCO S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ):. 14.388.334/000199
Rua Visconde de Nacar, 1441, CEP 80410201, Curitiba PR

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS' MEETING HELD ON 01.15.2008

Date:
Held on January 15, 2008, at 09:00 a.m., at the conference room of Paraná Banco headquarters at Rua Visconde de Nacar, 1441, city of Curitiba, state of Paraná.

Attendance:
Pursuant to Article 15, Paragraph 2 of the Company's Bylaws, the call notice was dispensed with due to the presence of all members of the Board of Directors.

Presiding:
Chairman - Joel Malucelli; and Secretary - Hilário Mário Walesko

Agenda:
(i) to approve of the indirect acquisition by the company, through a subsidiary, of shares issued by J. Malucelli Seguradora S.A., a corporation headquartered in the city of Curitiba, state of Paraná, at Rua Visconde de Nacar, 1.441, registered with the corporate roll of taxpayers under no. 4.948.157/0001-33 ("Insurer"); and
(ii) to authorize the Company's Officers to take all the necessary measures (a) to capitalize the subsidiary Porto de Cima Holding Ltda., a limited liability company headquartered in the city and state of São Paulo at Alameda Gabriel Monteiro, 2014, registered with the corporate roll of taxpayers under no. 08.903.938/0001-23 ("Porto de Cima"); and (b) to formalize the acquisition of the Insurer's shares

Unanimous Resolutions:
(i) Due to the previous approval by the Private Insurance Superintendence (SUSEP) of the transfer of the Insurer's control, pursuant to SUSEP/GABIN's letter no. 236/2007, the Board members decided to authorize the company to indirectly acquire, through Porto de Cima, a Company subsidiary, signatory of the Share Purchase Agreement entered into on March 6, 2007 and amended on April 27, 2007 ("Agreement"), 3,792,420 (three million, seven hundred ninety-two thousand and four hundred twenty) registered common shares issued by the Insurer, pursuant to the terms and conditions in the Agreement; and
(ii) the Company's Officers were authorized to take all the necessary measures (a) to subscribe and pay-up the capital increase of Porto de Cima Holding Ltda., in the amount of R$64,015,672.00 (sixty-four million, fifteen thousand, six hundred seventy-two reais) in order to capitalize it with the resources necessary to acquire the Insurer's shares (b) to formalize the acquisition of the Insurer's shares, pursuant to the Agreement.

Closure:
There being no further matters to discuss, these minutes were drawn up, approved and signed by all Board Members present: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo – Independent Member.

This is a free translation of the minutes drawn up at the Company's proper book.

Curitiba, January 15, 2008.

JOEL MALUCELLI Chairman	HILÁRIO MÁRIO WALESKO Secretary

Paraná Banco

PARANÁ BANCO S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ):. 14.388.334/000199
Rua Visconde de Nacar, 1441, CEP 80410201, Curitiba PR

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS' MEETING HELD ON 01.15.2008

Date:
Held on January 15, 2008, at 10:00 a.m., at the conference room of Paraná Banco headquarters at Rua Visconde de Nacar, 1441, city of Curitiba, state of Paraná.

Attendance:
Pursuant to Article 15, Paragraph 2 of the Company's Bylaws, the call notice was dispensed with due to the presence of all members of the Board of Directors.

Presiding:
Chairman - Joel Malucelli; and Secretary - Hilário Mário Walesko

Agenda:
To decide on approving an increase in the Company's capital within the authorized capital, through private subscription fully subscribed and paid by Fors Holdings S.A., a publicly-held company headquartered in the city of São Paulo, Estado de São Paulo, at Rua Funchal, 418, 11° andar, sala 08-A, Vila Olímpia, CEP 04551-060, registered with the corporate roll of taxpayers under no. 08.717.838/0001-02, represented in the form of its Bylaws, which exercised its right to the subscription warrants.

Unanimous Resolutions:
(i) Consequent to Fors Holding S.A. exercising its subscription rights as laid down in the subscription warrant 02/02 issued on April 27, 2007, approval was given to increase the Company's capital stock within the authorized capital and through a private subscription, by which 4,572,548 (four million five hundred seventy-two thousand five hundred forty-eight) registered, book-entry preferred shares with no par value and no voting rights will be issued by the Bank at the issue price of R$14.00 (fourteen reais) each. This price has been calculated based on Article 170, §1, clause III of Law 6,404/76 and in accordance with the book building procedure for the Bank's primary offering of preferred shares, under the terms earlier published in the Offering Memorandum of the Public Issue of the Bank's Preferred Shares. As a result, the Company's capital increases from R$699,850,976.00 (six hundred ninety-nine million eight hundred fifty thousand nine hundred seventy-six reais) to R$763,866,648.00 (seven hundred sixty-three million eight hundred sixty-six thousand six hundred forty-eight reais) - an increase of R$64,015,672.00 (sixty-four million fifteen thousand six hundred seventy-two reais), fully subscribed and paid in local currency by Fors Holding as per the Subscription Bulletin attached to these minutes (Attachment I);
(ii) According to the provisions §3 of article 171 of Law 6,404/76, existing shareholders of the Company do not have preemptive rights, and
(iii) The capital increase hereby approved is subject to ratification by the Brazilian Central Bank in accordance with legislation.

Closure:
There being no further matters to discuss, these minutes were drawn up, approved and signed by all Board Members present: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo – Independent Member.

This is a free translation of the minutes drawn up at the Company's proper book.

Curitiba, January 15, 2008.

JOEL MALUCELLI
Chairman

HILÁRIO MÁRIO WALESKO
Secretary

Paraná Banco

PARANÁ BANCO S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 14.388.334/0001-99

Corporate Registry (NIRE): 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON JANUARY 30, 2008

Date, time and venue: January 30, 2008, at 12.00 p.m., at the Company's headquarters, located at Rua Visconde de Nacar, 1441, in the city of Curitiba, state of Paraná.

Call notice and attendance: The call notice was waived pursuant to the terms of Article 15, paragraph 2, of the Company's Bylaws, in view of the presence of all the Board of Directors' members.

Presiding: President – Joel Malucelli; and Secretary – Hilário Mário Walesko.

Agenda: (i) to authorize the Company's Directors to take all necessary measures to (a) capitalize the assigned subsidiary J. Malucelli Participações em Seguros e Resseguros S.A., a joint-stock company headquartered in the city of Curitiba, state of Paraná, at Rua Visconde de Nacar, 1441, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 09.288.056/0001-68 ("J. Malucelli"); and (b) formalize the constitution of J. Malucelli Resseguradora S.A.

Resolutions taken by unanimous vote: (i) the authorization for the Company's Directors to take all necessary measures to (a) subscribe and pay in the capital increase of J Malucelli, in the amount of R$70,000,000.00 (seventy million reais), to capitalize the company with the necessary resources for the constitution of J. Malucelli Resseguradora S.A. and (b) formalize, in accordance with the Bylaws, the constitution of J. Malucelli Resseguradora S.A., which will operate as a reinsurer in the national and international markets.

Closure: There being no further issues to address, these minutes were drawn up, approved and signed by all members of the Board of Directors. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nadi Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo – Independent Board Member.

This is a free translation of the minutes drawn up in the Company's proper book.

Joel Malucelli	Hilário Mário Walesko
President	Secretary

Paraná Banco

PARANÁ BANCO S.A.
Authorized Capital Publicly-Held Company

Corporate Taxpayer's ID (C.N.P.J./M.F.) no.: 14.388.334/0001-99
Corporate Registry ID (NIRE): 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 11, 2008

Date, time and place: March 11, 2008, at 09:00 am, at the Company's headquarters located in the City of Curitiba, State of Paraná, at Rua Visconde de Nacar, n.º 1.441, 6º andar.

Call and Attendance: The call was waived pursuant to Article 15, Paragraph Two of the Bylaws, in view of the attendance of all members of the Board of Directors.

Presiding Board: Chairman – Joel Malucelli; and Secretary – Hilário Mário Walesko.

Agenda: (i) To appreciate the Annual Management Report related to the Company's social businesses on December 31, 2007, as well as the Board of Executive Officers accounts and the Financial Statements and the Report of Independent Auditors of the Company, related to the fiscal year ended December 31, 2007; and **(ii)** To ratify the call of the Company's Annual General Meeting.

Resolutions taken by unanimous vote: After discussing the issues of the Agenda, the board members approved: **(i)** the Annual Management Report related to the Company's social businesses on December 31, 2007, as well as they approved the Board of Executive Officers accounts and the Financial Statements and the Report of Independent Auditors of the Company, related to the fiscal year ended December 31, 2007, which shall be submitted to the approval of the Company's shareholders; and **(ii)** the ratification of the call of the Company's Annual General Meeting, to be held on March 14, 2008, to resolve on **a)** the appreciation of the management accounts, examination, discussion and voting of the financial statements related to the fiscal year ended December 31, 2007; **b)** the allocation of the net income for the year and the ratification of the payments of interest on own capital made during the year 2007; and **c)** to determine the global amount for the compensation of the Company's management, for the current fiscal year.

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, March 14, 2008. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo - Independent Member. Chairman: Joel Malucelli; and Secretary: Hilário Mário Walesko.

This present instrument is a free English translation of the Minutes drawn up in the company's records.

Curitiba, March 11, 2008.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

Paraná Banco

PARANÁ BANCO S.A.
Publicly-held Company

Corporate Taxpayer's ID (CNPJ): 14.388.334/0001-99
Corporate Registry ID (NIRE): 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MARCH 20, 2008

DATE, TIME AND PLACE: On March 20, 2008, at 09:00 am, at the Company's headquarters located in the city of Curitiba, state of Paraná, at Rua Visconde de Nacar, n.º 1.441, 5º andar.

CALL AND ATTENDANCE: The call was waived pursuant to Article 15, Paragraph Two of the Bylaws, in view of the attendance of all members of the Board of Directors.

PRESIDING BOARD: Chairman – Joel Malucelli; and Secretary – Hilário Mário Walesko.

AGENDA: To resolve on the distribution of interest on own capital related to the first quarter of 2008.

RESOLUTIONS: After discussing the issue of the Agenda, the board members, by unanimous vote, approved the distribution of interest on own capital, related to the result recorded in the first quarter of 2008, based on the Company's ownership structure on this date, in the total gross amount of six million, five hundred and thirty-one thousand, seven hundred and eighty-seven reais and ninety-two centavos (R$6,531,787.92), corresponding to six centavos of real (R$0.06) per share, subject to withholding income tax at a 15% rate, except for shareholders provenly exempt or immune, as well as shareholders domiciled in countries to which legislation sets forth different rates.

The Company's shares are traded ex-right at interest on own capital as of March 24, 2008, inclusively. Interest on own capital, net of withholding income tax, shall be imputed to mandatory dividends related to 2008, pursuant to Article 9, paragraph 7, of Law 9,249/95, item V, CVM Resolution 207/96, and item "b", of Article 41 of the Bylaws, and shall be available to the Company's shareholders as of April 7, 2008, without any remuneration as price-level restatement. The officers are authorized to practice all necessary acts to the payment of interest on own capital approved herein.

Paraná Banco

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko, Celso Jacomel and Nelson Carlos Cavichiolo – Independent Board Member. Chairman: Joel Malucelli; and Secretary: Hilário Mário Walesko.

This present instrument is a free English translation of the Minutes drawn up in the company's records.

Curitiba, March 20, 2008.

Joel Malucelli
Chairman

Hilário Mário Walesko
Secretary

Paraná Banco

PARANÁ BANCO S.A.
Authorized Capital Company
Corporate Taxpayer's ID (CNPJ/MF) 14.388.334/0001-99
Corporate Registry ID (NIRE) 41.300.002.169

MINUTES OF THE BOARD OF DIRECTORS' MEETING
HELD ON MAY 15, 2007

Date, time and place: May 15, 2007, at 6:00 pm, at the Company's headquarters, in the city of Curitiba, state of Paraná, Brazil, at Rua Visconde de Nacar, 1441.

Attendance: all members of the Board of Directors attended the meeting.

Presiding Board: Joel Malucelli - Chairman.
Hilário Mário Walesko - Secretary.

Agenda: To resolve on the following:

(i) authorization to carry out a primary tender offer of preferred shares issued by the Company to be conducted in Brazil on the non-organized over-the-counter market and under firm commitment of settlement, individually and without any presumption of joint liability, to be held in Brazil under the coordination of Banco UBS Pactual S.A. and Banco de Investimentos Credit Suisse (Brasil) S.A., and also with sales efforts abroad, by means of investment mechanisms regulated by the Brazilian Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, pursuant to the provisions regarding registration exemptions provided for by Rule 144A and in Regulation S, both of U.S. 1933 Securities Act;

(ii) authorization to the Officers, in accordance with the Company's method of representation to practice any and all acts necessary or convenient to carry out the tender offer of preferred shares;

(iii) the procedure to be adopted in the primary tender offer, as well as the treatment that shall be given to those interested in subscribing the preferred shares, purpose of said offering;

(iv) ratification of the acts already practiced by the Company's Board of Executive Officers in order to carry out the primary tender offer of preferred shares issued by the Company; and

(v) approval of the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the primary tender offer of preferred shares issued by the Company.

Resolutions taken by unanimous vote:

(i) Approval of the primary tender offer of thirty-seven million and eight hundred thousand (37,800,000) non-par, book-entry, registered, preferred shares and non-voting rights, issued by the Company and to be conducted in Brazil on non-organized over-the-counter markets and under firm commitment of settlement, individually and without any presumption of joint liability, to be held in Brazil under the coordination of Banco UBS Pactual S.A. ("Leading Coordinator") and Credit Suisse Brasil S.A. ("Coordinator") and jointly with Leading Coordinator

Paraná Banco

("Coordinators"), and also with sales efforts abroad, by means of investment mechanisms regulated by the Brazilian Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission ("CVM"), in compliance with the provisions regarding registration exemptions provided for by Rule 144A and in Regulation S, both of U.S. 1933 Securities Act ("Offer");

(ii) Authorization to the Officers, in accordance with the Company's method of representation to practice any and all acts necessary or convenient to carry out the Offer. The powers granted herein to the Board of Executive Officers include powers to represent the Company with CVM, Central Bank of Brazil, São Paulo Stock Exchange – BOVESPA and the Brazilian Clearing and Depositary Corporation - CBLC, and authorize the practice of any and all acts before these and other entities related to the Offer, including the negotiation and signature of any documents or instruments deemed as necessary or convenient for such purpose, including but not limited to; (a) The International Offering Memorandum; (b) the Preliminary Prospectus; (c) the Offering Agreement; (c) the Stabilization Agreement; and (e) the Placement Facilitation Agreement;

(iii) Approval of the Offer characteristics, pursuant to CVM Instruction 400, as of December 29, 2003 ("CVM Instruction 400"), according to the procedure outlined in the Notice to the Market to be published by the Company, as well as the Preliminary Prospectus and other Offer documents, expecting the possibility of overallotment offer, pursuant to paragraph 2 of article 14 of CVM Instruction 400, as follows: (a) the Offer shall be held in Brazil on the non-organized over-the-counter market and also sales efforts abroad, by means of investment mechanisms regulated by the CVM, by the Brazilian Monetary Council and the Central Bank of Brazil, and in the United States of America, for qualified institutional investors, according to Rule 144A published by SEC, in operations exempted from registration in conformity with the provisions in the Securities Act and in the regulations published under the Securities Act and, in other countries, except the United States of America, in conformity with the procedures provided for in Regulation S. published by SEC, pursuant to the laws in force in these countries; (b) pursuant to article 24 of CVM Instruction 400, the total amount of shares may be increased by an overallotment of five million and four hundred thousand (5,400,000) preferred shares, representing up to fourteen whole number and twenty-nine tenths per cent (14.29%) of the shares initially offered under the scope of the Offer ("Overallotment Shares"), which shall be exclusively destined to meet eventual excess of demand to be verified during the Offer, as per option granted to the Coordinator. The option may be exclusively exercised by the Coordinator within thirty (30) days as of the date of publication of the Announcement of Commencement of Primary Offering of Preferred Shares Issued by Paraná Banco S.A., after notifying the Leading Coordinator and provided that the decision regarding the overallotment of shares, upon the pricing of the Offer, has been taken jointly by the Coordinators; (c) the Offer shall be coordinated by Banco UBS Pactual S.A. and by Banco de Investimentos Credit Suisse (Brasil) S.A., and for the purposes of the provisions in CVM Instruction 400/03, Banco UBS Pactual S.A. shall be the Leading Coordinator. The sales efforts abroad related to the Offer shall be conducted by UBS Securities LLC and Credit Suisse Securities (USA) LLC ("International Placement Agents"); (d) as a result of the need for approval of capital increase referring to the offer by the Central Bank of Brazil, pursuant to the applicable laws, the offer shall be settled in Units (securities deposit certificates, provided for in article 2, III of Law 6,385/76), which shall be composed of one preferred share, purpose of loan by shareholders to the Coordinator, and seven subscription receipts, derived from

capital increase under the context of the Offer. The Units may not be broken down in underlying securities until said ratification by the Central Bank of Brazil; (e) the shares, purpose of the Offer, after CVM has granted the appropriate registration of primary tender offer and the publication of Announcement of Commencement of Primary Offering of Preferred Shares Issued by Paraná Banco S.A., shall be placed by the Offer Coordinators, under firm commitment of settlement, without presumption of joint liability, rendered by the Offer Coordinators; (f) the distribution of shares, purpose of the Offer, pursuant to CVM Instruction 400 shall be carried out by a retail offer ("Retail Offer") that shall rely on Shares reservation order ("Reservation Orders") as provided for in article 45 of CVM Instruction 400 and the institutional offer ("Institutional Offer"); (g) the amount of, at least, ten per cent (10%) of total shares, purpose of the Offer, without taking into account the Overallotment Shares, shall have the priority of being destined to the Retail Offer. Non-institutional investors shall make reservation orders by filling in a specific form, for the subscription of shares under the scope of the Offer, observing the minimum investment amount of R$3,000.00 and the maximum investment amount of R$300,000.00 per non-institutional investor; (h) after complying with Reservation Orders of non-institutional investors pursuant to the terms above, the remaining shares shall be destined to the public placement with institutional investors and foreign institutional investors, and these latter investors shall not be allowed to make advance reservations and there are no minimum or maximum investment amounts; (i) the issue price per share, purpose of the Offer ("Price per Share"), shall be determined after effective Reservation Order and the conclusion of bookbuilding process with institutional investors, to be carried out by the Offer Coordinators in Brazil and by the International Placement Agents abroad (the "Bookbuilding Process"), pursuant to the provision in article 44 of CVM Instruction 400. The Price per Share shall be approved by the Company's Board of Directors prior to CVM granting the registration of the Offer. The Unit Price shall correspond to the sum of prices of each one of the securities underlying the Units. It is hereby clarified that the price per preferred share composing the Units shall be identical to the Price per Share and the price per subscription receipt shall also be identical to the Price per Share;

(vi) Ratification of all of other acts already practiced by the Company's Board of Executive Officers in order to carry out the Offer; and

(vii) Approval of the Preliminary Prospectus and the Preliminary Offering Memorandum to be used in the Offer.

Closure: Nothing else to be discussed, the minutes were drawn up, approved and signed by all members of the Board of Directors. Curitiba, May 15, 2007. Members of the Board of Directors: Joel Malucelli, Alexandre Malucelli, Jorge Nacli Neto, Hilário Mário Walesko and Omar Camargo Filho.

This instrument is a free English translation of the original minutes drawn up in the Company's records.

Joel Malucelli Chairman	Hilário Mário Walesko Secretary

ParanáBanco

NOTICE TO THE MARKET

Previous Authorization for the Constitution of J. Malucelli Resseguradora S/A

Curitiba, May 06, 2008

Paraná Banco S.A. ("Bank") hereby announces to its shareholders and to the market that the Superintendence of Private Insurance (SUSEP) has **granted** the registration of **J. Malucelli Resseguradora S/A** in the condition of **Local Reinsurance Company**.

In January this year, Paraná Banco, by means of its wholly-owned subsidiary J. Malucelli Participações em Seguros e Resseguros SA, submitted to SUSEP – Superintendence of Private Insurance, a previous authorization request for the constitution of **Brazil's first private capital Reinsurance Company, J. Malucelli Resseguradora S/A.**

Initially the company will focus its activities exclusively on the **Surety Bond** market and to capture the opportunities of the opening of the Reinsurance market in Brazil.

The company count on an initial capital of R$70 million, 16% higher than the minimum required pursuant to SUSEP rules. The decision of Paraná Banco to intensify its share in the Insurance/Reinsurance market was mainly a result of the possibility of capturing the opportunities coming from the opening of the Reinsurance market and the end of the monopoly of IRB – Brasil Resseguros S/A in this sector. Instead of being submitted to the market reserves created in the new legislation of the sector, the strategy will be to enjoy such reserves, in the condition **of Local Reinsurance Company.**

About Paraná Banco:

Paraná Banco, private multiple bank, focused on payroll-deductible loans and the middle-market segment has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

ParanáBanco

RECEIVED

2008 JUN 25 P 1:27

NOTICE TO THE MARKET

J. Malucelli Resseguradora Receives Authorization to Operate

Curitiba, May 27, 2008

Paraná Banco S.A. ("Banco") announces to shareholders and the market that by means of the **Ordinance 2,942**, published in the Federal Official Gazette dated May 26, 2008, **J. Malucelli Resseguradora S/A** received authorization from SUSEP (Superintendence of Private Insurance) to **operate** as local reinsurance company (**the exclusive Brazilian Reinsurance Company**).

The referred Ordinance ratified the resolutions taken by shareholders of **J.Malucelli Resseguradora S/A** at the General Meeting of Incorporation held on May 7, 2008, ratifying that the Company's **capital stock is** seventy million reais (**R$70,000,000.00**), divided into 70,000,000 registered common shares and a par value of R$1.00. The indirect share control pertains to Paraná Banco, also headquartered in the city of Curitiba, state of Paraná. **This Ordinance** took effect on the date of its edition.

About Paraná Banco:

Paraná Banco, private multiple bank, focused on payroll-deductible loans and the middle-market segment has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

BANCO CENTRAL DO BRASIL

Deorf/GTCUR-2007/**04681 Curitiba, May 31, 2007

COMPANY
PARANÁ BANCO S.A.

ADDRESS
Rua Visconde de Nacar, 1441 1. Andar Centro

ZIP CODE/CITY/STATE
80410-201 Curitiba PR

ACTS(S)	*LAWSUIT*	*ISSUE DATE*
EXTRAORDINARY GENERAL MEETING as of 03.05.2007 EXTRAORDINARY GENERAL MEETING as of 04.11.2007 EXTRAORDINARY GENERAL MEETING as of 04.27.2007	0701367019	MAY 31, 2007

MATTER(S) APPROVED BY THIS BODY:

1. Election of the members pointed below for the Board of Directors, whose term of office shall be extended until the investiture of the elected ones at the Annual General Meeting in 2009

Name:	**Position:**	**Individual Taxpayer's ID (CPF):**
Joel Malucelli	Chairman	003.054.569-20
Jorge Nacli Neto	Vice Chairman	185.421.909-04
Alexandre Malucelli	Board Member	677.121.509-15
Hilario Mario Walesko	Board Member	510.710.969-15

2. By-laws amendment.

N.B.:

1. This Company should:
   a. consider the procedures that must be adopted related to the information provided directly to Unicad system, regarding the members (statutory or contract) of this company, comprising Sisorf 4.14.70 (www.bcb.gov.br/?Sisorf).

   b. in view of the information provided by letter on 3.21.2007, exclude the record of Officer in charge of managing third-party funds (Resolution 2486/98 and Resolution 2486/98) of Unicad System.

N.B.: (continued):

c. at the next general meeting that it holds, amend the following articles of the Bylaws:

– **art. 29** – provide details of the duties of the Third-Party Resources Officer. Also specify, pursuant to its letter as of March 21, 2007, that the third-party resources management whose officer is in charge of, refers to fund raising as time deposits and it does not regard third-party resources management, as managed funds, which must be dealt separately from the other activities of the institution, as per Resolutions 2451/97 and 2486/98.
– **art. 39, main clause** – exclude reference to second paragraph of the article, due to the fact that it regards allocation, not deduction;
– **art. 39, paragraph 2** – amend the paragraph to item "c" of the same article, in order to assign the allocations, meeting its wording;
– **art. 39, item "c"** – amend it to item "d".
– **art. 39, paragraph 1** – turn it into a single paragraph.

2. We no longer express opinions about the election of Mr. Omar Camargo Filho for the position of Independent Administrative Member, in view of his waiver, which took place on May 30, 2007.

3. We inform that, due to the approval of new positions that comprise the company's board of executive officers, we proceed with the records of its position by the current officers, pursuant to the minutes of the Board of Directors' Meeting held on March 5, 2007:

– Mr. Joel Malucelli, CEO;
– Mr. André Luiz Malucelli, Commercial Executive Officer;
– Mr. Cristiano Malucelli, Administrative Executive Officer;
– Mr. Luis Cesar Miara, Investor Relations and Financial Officer;
– Mr. Waldemar Malucelli, Human and Third-Party Resources Executive Officer.

WE ARE RETURNING:

– Documents regarding acts for filing purposes at the Trade Registry.

Financial System Organization Department
Technical Management in Curitiba

Odair Tulio Technical Manager	Paulo de Tarso Freitas e Silva Coordinator

Paraná Banco

PRBC
NÍVEL 1
BOVESPA BRASIL

PARANÁ BANCO S.A.

Authorized Capital Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 14.338.334/0001-99
Company Registry (NIRE) 41.300.002.169
Rua Visconde de Nacar, 1441, CEP 80410-201 - Curitiba - PR

NOTICE TO SHAREHOLDERS

Paraná Banco S.A ("Company") hereby informs its shareholders and the market that on June 29, 2007 the Brazilian Central Bank ratified ("Ratification"), pursuant to the applicable legislation, the Company's capital increase carried out on June 12, 2007, in the amount of R$529,200,000.00 (five hundred twenty-nine million and two hundred thousand Reais), in the context of the primary offering of 37,800,000 (thirty-seven million, eight hundred thousand) preferred shares in the Company with no voting rights (excluding the overallotment shares) ("Shares"), registered with the Brazilian Securities and Exchange Commission ("CVM") under no. CVM/SRE/REM/2007/026 ("Offering").

In view of the Ratification, as of July 3, 2007:

(a) the certificates of deposit formed by 1 (one) preferred share and 7 (seven) subscription warrants ("Units") will be automatically split into Shares, with the delivery of 8 (eight) Shares per Unit to each investor, independent of any obligation and/or action of investors; and

(b) the Shares will be freely traded on the special listing segment of the São Paulo Stock Exchange ("Bovespa") governed by the Regulation of Differentiated Corporate Governance Practices Level 1, under the ticker "PRBC4".

Curitiba, June 29, 2007

LUIS CESAR MIARA
Investor Relations Officer

BRAZILIAN CENTRAL BANK

Deorf/GTCUR-2007
05714

Curitiba, June 29 2007

INSTITUTION:

PARANÁ BANCO S/A

ADDRESS:
Rua Visconde de Nacar, 1.441 – 1o andar – Centro.
80410-201 – Curitiba, PR

ACT (S)	CASE	ORDER DATE
RCA of 06.12.2007 RCA of 06.18.2007	0701376314	June 29 2007

MATTERS APPROVED BY THIS BODY:
- Increase in capital from R$ 132,000,000.00 to R$ 661,200,000.00

NOTES:

1. This company must previously submit to the approval of the Brazilian Central Bank eventual modifications in the status of the preferred shares, conferring them any voting right in conformity with Article 52 of the Transitory Constitutional Dispositions Act and the guidelines contemplated by Directive Release 3.317 of 03.29.2006.
2. We clarify that when the concerned increase in capital was approved by the Brazilian Central Bank, it did not analyze the matters that are under the jurisdiction of other Federal Administration bodies.

WE ARE RETURNING:

- The document relating to the Declaratory Act for filing with the Commercial Registry.

Financial System Management Department
Curitiba Technical Management:

Odair Túlio
Technical Manager

Paulo de Tarso Freitas e Silva
Coordinator

Deorf/GTCUR Av. Cândido de Abreu 344 – Centro Cívico – 80530-000 Curitiba, Paraná
Phones : 41- 3281-3350, 41- 3281-3360; 41-3281-3363

BANCO CENTRAL DO BRASIL (BRAZILIAN CENTRAL BANK)

Deorf/GTCUR – 2007/ 09075 Curitiba, October 11, 2007

INSTITUTION PARANÁ BANCO S.A. *ADDRESS* Rua Visconde de Nacar, 1441 – 1 Andar – Centro 80410-201 – Curitiba / PR

ACT(S)	*PROCESS*	*DISPATCH DATE*
Board of Directors Meeting of August 31, 2007	0701386794	October 8, 2007

MATTERS APPROVED BY THIS ORGAN: - Increase of capital from R$ 661,200,000.00 to R$ 699,850,976.00

REMARKS: - None.

WE ARE PREPARING: - A document relating to the corporate act to be filed with the Registrar of Companies.

Financial System Organization Department
Technical Management in Curitiba

Odair Túlio
TECHNICAL MANAGER

Paulo de Tarso Freitas e Silva
COORDINATOR

"THIS IS A FREE TRANSLATION OF THE ORIGINAL DOCUMENT IN PORTUGUESE"

Banco Central do Brasil

Deorf/GTCUR-2007/ **10595 Curitiba, December 11, 2007

Institution
PARANÁ BANCO S.A.

Address
Rua Visconde de Nacar, 1441 1° andar Centro

Postal Code/City/State
80410-201 Curitiba PR

Act(s)	*Process*	*Date of the Order*
EGM of 27-Sep-2007		
BoD meeting of27-Sep-2007	**0701388021**	**DEC 5th 2007**

Matters Approved by this Body:

1. Election of the member specified below to the Board of Directors, with term lasting until the institution of those members to be elected in the 2009 Annual General Meeting (AGM).

Name:	Position:	Taxpayer's ID (CPF):
Celso Jacomel	Board Member	002.405.759-20

2. Election of the member specified below to the Executive Board, with term lasting until the institution of those members to be elected in the first Meeting of the Board of Directors to be held following the 2008 AGM.

Name:	Position:	Taxpayer's ID (CPF):
Jorge Nacli Neto	Officer	185.421.909-04

3. Amendment to the Bylaws.

Note(s):

1. This Company should:
Observe the procedures that must be adopted by the company's representatives pertaining to the information to be input directly in the Unicad system regarding those holding positions (both established in the bylaws or contractual) at this institution, included in the Sisorf manual 4.14.70 (www.bcb.gov.br/?Sisorf).

2. We refrain from commenting on the election of Mr. Jefferson Francisco da Silva to the position of Ombudsman, since the decision is not subject to the approval of the Brazilian Central Bank.

Deorf/GTCUR: Avenida Cândido de Abreu, 344 – Centro Cívico
CEP 80530-914 – Curitiba/PR
Telephone numbers: (41) 3281-3350, (41) 3281-3370, (41) 3281-3374

Banco Central do Brasil

Deorf/GTCUR-2007/ **10595

We are returning:
- Documents related to the acts for the purpose of filing with the Commercial Registry.

Financial System Organization Department
Technical Management in Curitiba

[signature]	**[signature]**
Paulo de Tarso Freitas e Silva **Substitute Technical Manager**	**Roque Ferraz Barbosa** **Substitute Coordinator**

BANCO CENTRAL DO BRASIL (BRAZILIAN CENTRAL BANK)

Deorf/GTCUR – 2008/ 0524 Curitiba, January 29, 2008

INSTITUTION
PARANÁ BANCO S.A.

ADDRESS
Rua Visconde de Nacar, 1441 – 1 Andar – Centro
80410-201 – Curitiba / PR

ACT(S)	*PROCESS*	*DISPATCH DATE*
Board of Directors Meeting of January 15, 2008	0801398852	January 25, 2008

MATTERS APPROVED BY THIS ORGAN:

- Increase of capital from R$ 699,850,976.00 to R$ 763,866,648.00

REMARKS:

- We clarify that when the concerned increase in capital was approved by the Brazilian Central Bank, it did not analyze the matters that are under the jurisdiction of other Federal Administration bodies.

WE ARE PREPARING:

- The document relating to the Declaratory Act for filing with the Commercial Registry.

Financial System Organization Department
Technical Management in Curitiba

Odair Túlio
TECHNICAL MANAGER

Paulo de Tarso Freitas e Silva
COORDINATOR

NOTICE

Pursuant to Article 12, main section, of CVM Instruction 358 dated January 1, 2002, Capital Research and Management Company, a company duly organized and existing pursuant to the laws of the United States of America, with headquarters located at 333, South Hope Street, Los Angeles, California 90071, United States of America ("CRMC"), in its capacity as international offshore investment manager, hereby announces that it acquired Units composed of one preferred share ("PN Share") and seven subscription warrants ("Units") issued by Paraná Banco S.A., a publicly-held company, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under number 14.388.334/0001-99 ("Company"), bringing the total number of Units it manages to 550,000, which will represent 10.18% of the Company's Preferred (PN) Shares. No other company owned by the CRMC economic group holds any equity interests in the Company. The acquisition is a minority investment that does not alter the Company's shareholder-control or administrative structures. At present, there are neither debentures convertible into shares held either directly or indirectly by CRMC or by a person related to it, nor any agreements or contracts regulating the exercise of voting rights or the purchase and sale of securities issued by the Company in which CRMC or a person related to it is a party.

June 18, 2007

CAPITAL RESEARCH AND MANAGEMENT COMPANY

Paraná Banco

PRBC4 NÍVEL 1

itag

NOTICE TO THE MARKET

Expansion of the franchise network

São Paulo, July 26, 2007

Paraná Banco hereby informs the market that, through J. Malucelli Agenciamento, which is responsible for the franchising process, it now has 22 franchises in operation and a further 32 in the pipeline.

The franchise model in this industry is exclusive to and an innovation of Paraná Banco, where the standardization of operations combined with an attractive and accessible store seeks to better value the bank-client relationship.

The project is being made viable by J. Malucelli Agenciamento, which retains the rights to use the Paraná Banco Correspondente Bancário brand. One of the major differentials provided by the network is the ability to count on a higher number of active agreements for the concession of payroll-deduction lending in Brazil.

The franchisor has pursued new partnerships to expand its portfolio. Products include personal loans, self financing, and the sale of computers and consumer electronics. Paraná Banco has also analyzed more modern alternatives for the operations, such as automatic withdrawals using credit cards, providing customers with greater comfort and convenience.

About Paraná Banco:
Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

NOTICE TO THE MARKET

Standard & Poor's assigns 'brA-' rating to J. Malucelli Seguradora S.A.

São Paulo, July 27, 2007

Standard & Poor's Ratings Services assigned 'brA-' (stable outlook) in the Brazil national-scale ratings to J. Malucelli Seguradora S.A. (J. Malucelli).

J. Malucelli Seguradora operates exclusively in the financial guarantee insurance segment. It began its activities in 1992, after obtaining authorization to operate in the Group Life and Casualty Insurance segments. It changed its focus in 1994 by beginning to operate in a segment that is less well-known in Brazil than in other Latin American countries - financial guarantee insurance, corresponding to 0.4% of total premium, versus 4.4% in Argentina, Mexico and Colombia.

The rating assigned to J. Malucelli reflects its leadership in the financial guarantee insurance market in Brazil, with strong expertise in subscription and long-lasting relationship with clients and borrowers, the solid result-oriented experience of the management team, the company's good technical and operating results, besides strong capitalization.

The company's good capitalization is reinforced by its low retention and reinvesting the earnings in its capital. The capital base gives it a certain flexibility to withstand economic volatility and sector concentration.

The rating's stable outlook reflects the expectation that J. Malucelli will maintain its market leadership, conservative subscription policies, good technical results and adequate capitalization.

Paraná Banco is negotiating the buyback of 85% of J. Malucelli Seguradora's shares and after said operation, which depends on the approval of Susep, the insurance company will become Paraná Banco's wholly-owned subsidiary.

About Paraná Banco:
Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

NOTICE TO THE MARKET

Standard & Poor's assigns 'brA-' rating to J. Malucelli Seguradora S.A.

São Paulo, July 27, 2007

Standard & Poor's Ratings Services assigned 'brA-' (stable outlook) in the Brazil national-scale ratings to J. Malucelli Seguradora S.A. (J. Malucelli).

J. Malucelli Seguradora operates exclusively in the financial guarantee insurance segment. It began its activities in 1992, after obtaining authorization to operate in the Group Life and Casualty Insurance segments. It changed its focus in 1994 by beginning to operate in a segment that is less well-known in Brazil than in other Latin American countries - financial guarantee insurance, corresponding to 0.4% of total premium, versus 4.4% in Argentina, Mexico and Colombia.

The rating assigned to J. Malucelli reflects its leadership in the financial guarantee insurance market in Brazil, with strong expertise in subscription and long-lasting relationship with clients and borrowers, the solid result-oriented experience of the management team, the company's good technical and operating results, besides strong capitalization.

The company's good capitalization is reinforced by its low retention and reinvesting the earnings in its capital. The capital base gives it a certain flexibility to withstand economic volatility and sector concentration.

The rating's stable outlook reflects the expectation that J. Malucelli will maintain its market leadership, conservative subscription policies, good technical results and adequate capitalization.

Paraná Banco is negotiating the buyback of 85% of J. Malucelli Seguradora's shares and after said operation, which depends on the approval of Susep, the insurance company will become Paraná Banco's wholly-owned subsidiary.

About Paraná Banco:
Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

PRBC4 NÍVEL 1

NOTICE TO THE MARKET

Acquisition of Shares

Paraná Banco S.A (BOVESPA: PRBC4), pursuant to Article 12 of CVM Instruction 358 dated January 3, 2002, hereby informs the public that it received communication from the company **UBS AG, LONDON BRANCH** with the following content:

The position in the Preferred Book-Entry shares issued by the Company held by **UBS AG, LONDON BRANCH**, a foreign investor pursuant to Resolution 2,680/00, inscribed in the Roll of Corporate Taxpayers (CNPJ/MF) under no. 05.448.018/0001-74, represented on July 6, 2007 a total of 11,633,864 Preferred Book-Entry shares, corresponding to 26.9302% of the Company's capital stock, which is represented by 43,200,000 Preferred Book-Entry shares.

The undersigned hereby clarifies, based on information from the foreign investor, that this interest in the Company's capital does not involve any acquisition of control in the Company, but rather is an investment that does not seek to alter the administration, composition of the controlling block, or the regular operations of the Company.

Curitiba, August 2, 2007

Luis César Miara
Investor Relations Officer

Paraná Banco

NOTICE TO MARKET

Fitch Ratings assigns rating of "A-(bra)" to J. Malucelli Seguradora S.A.

Curitiba, August 16, 2007

The international credit-risk rating agency Fitch Ratings has assigned a National Insurer Financial Strength Rating (IFS) of "A-(bra)" to J. Malucelli Seguradora S.A. (J. Malucelli), with a stable outlook for the credit rating.

Fitch Ratings highlighted five strong points of J. Malucelli Seguradora: 1) specialization in surety bonds, with high market share in this segment; 2) the expansion of products within its niche of operations, supporting profit levels and allowing the company to overcome the stiff competition from banks and other insurers; 3) nationwide and low-cost sales structure; 4) adequate ratios of liquidity, capitalization and reserve coverage for the risks assumed; 5) the higher level of premium retention could drive profitability higher, given the constant improvement in the credit process and the positive outlook with the development of the market.

The rating assigned to J. Malucelli reflects its leadership position in the Brazilian surety bond market, with strong expertise in subscription and its long-term relationship with clients and borrowers; the experience of its management team, with a focus on results; the company's good operating and technical results; and its strong capitalization.

J. Malucelli Seguradora expanded its sales of policies by 52% in relation to the first half of 2006. In the year through July the company raised more than R$ 61.2 million in premiums, achieving market share of 54%.

About Paraná Banco:

Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

NOTICE TO MARKET

J. Malucelli is Authorized to Operate in Personal Insurance and Private Pension Plans

Curitiba, August 21, 2007

Paraná Banco hereby announces to the market that the SUSEP, Superintendência de Seguros Privados, **has allowed J. Malucelli Vida e Previdência,** Paraná Banco's wholly-owned subsidiary, to operate in the personal insurance and private pension plan areas throughout the country.

As a result, Paraná Banco aims to strengthen its share of the payroll-deductible loan market and may register with the Ministry of Planning to provide this form of credit to federal civil servants, pursuant to Decree 4961.

The SIAPE, which manages the human resources of the federal government, oversees an annual payroll of R$ 52 billion for more than 1.3 million civil servants, distributed through 238 bodies in various parts of Brazil.

About Paraná Banco:

Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

PROC4 NÍVEL 1

itag

NOTICE TO MARKET

Agreement with PHILIPS

Curitiba, August 21, 2007

Paraná Banco hereby announces to the market that it has signed an **agreement** with **Philips** to finance the sale of the latter's home appliances and consumer electronics items via payroll-deductible loans.

The agreement, which is aligned with the Bank's strategy of developing new products aimed at increasing the use of payroll-deductible loans (PDL), further strengthens the correspondent bank franchise network of Paraná Banco, which currently has 27 units in operation and other 27 under implementation.

About Paraná Banco:

Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified. The high number of the bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

NOTICE TO THE MARKET

FORS HOLDING – Full Share

Curitiba, September 3, 2007

Paraná Banco informs the Market, as a complement to the Board of Directors' Meeting of Paraná Banco S/A, held on August 31 2007, that, as a result of the exercise of the subscription right foreseen in subscription bonus 01/02 issued on April 27 2007, owned by FORS HOLDING, the capital increase that was held through the issue of 2,760,784 registered preferred shares entitles Paraná Banco to a full share in eventual payments of Dividends and Interest on Equity.

About Paraná Banco:

Paraná Banco is one of the first banks in Brazil to offer payroll deduction loans, a type of consumer loan that is repaid through deductions from the borrower's paycheck or benefits check. The bank began to offer payroll deduction loans in the 1980s, focusing its operations on this business. Since then, Paraná Banco demonstrated consistent growth and low default rates, which have contributed significantly to Paraná Banco becoming a profitable bank. Paraná Banco is the only bank to appear on the list of the 15 most profitable Brazilian banks, based on return on average equity, for each of the past seven years (2000 to 2006), according to the RiskBank Index. The bank has a well-structured nationwide sales channel, including a call center and a diversified network. The high number of bank agreements entered into with employers and our expertise in the payroll deduction loan segment place Paraná Banco in a privileged position to take advantage of this growth opportunity.

Paraná Banco

NOTICE TO THE MARKET

RISKbank upgrades rating for Paraná Banco to 11.67

Curitiba, October 17, 2007

Paraná Banco informs the market that RISKbank – Bank Risk Rating System has upgraded its rating for Paraná Banco to 11.67.

Paraná Banco now ranks 7th in June of this year among the 122 financial institutions analyzed, up from 65th in March 2007.

According to RISKbank, the proceeds from the successful IPO were very positive for Paraná Banco, which now operates with a more capitalized and more liquid structure. The Bank's risk rating is supported by its stable indicators, especially its adequate liquidity and low default levels.

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

Paraná Banco

PRBC4 NÍVEL 1

itag

NOTICE TO THE MARKET

Paraná Banco opens 51 franchise stores in six months

Curitiba, November 6, 2007

Paraná Banco informs the market that it has reached the mark of **51 franchise stores (the pilot store initially, plus 50)** in several important regions across Brazil, actively working on **EmprestJá** (payroll-deductible loans) and **EletroJá** (loans for consumer durables).

The **head of franchising at J.Malucelli Agenciamento, Nile Mannrich** says that, in addition to the stores that were opened and those in operation, the project includes a long list of participants interested in opening new stores at the earliest.

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

C.E / CSHG/ CUST /1423/2007

São Paulo, December 28, 2007

To

Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro

PARANA BANCO S.A
Mr. Luis Cesar Miara
Investor Relations Officer
e-mail: miara@paranabanco.com.br;ri@paranabanco.com.br
telephone: (55 41) 3351.9899

Subject: Acquisition of Paraná Banco S.A. Preferred Shares

Sirs,

HEDGING-GRIFFO CORRETORA DE VALORES S.A., inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 61.809.182/0001-30, with headquarters at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7° andar, hereby informs the market, pursuant to article 12 of CVM Instruction 358/02, that its investment funds, managed portfolios and non-resident investors, legally represented by this institution, have acquired a 2.18% interest in Paraná Banco S.A. and now hold 2,322,600 preferred shares, corresponding to 5.05% of said company's total preferred shares. Nor has this Institution entered into any agreement or contract regulating the exercise of voting rights or the purchase or sale of securities issued by said company.

Sincerely,

CREDIT SUISSE HEDGING GRIFFO C V S.A

Paraná Banco

NOTICE TO THE MARKET

Payroll deductible loans for Federal Government employees (SIAPE)

Curitiba, December 11th, 2007

Paraná Banco announces to the market that it was authorized, through its integral subsidiary **J. Malucelli Vida e Previdência**, to provide payroll deductible loans to more than 1.56 million employees of the Federal Government (SIAPE).

This authorization strengthens the expansion plans of **Paraná Banco**, and further increases the opportunities for the origination of new loans, contributing to the evolution of the credit portfolio in the next years.

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

Paraná Banco

PRBC4 NÍVEL 1

NOTICE TO THE MARKET

Payment of interest on equity

Curitiba, December 14th, 2007

Curitiba, December 14th, 2007 - Paraná Banco (BOVESPA: PRBC4), one of the Brazilian leaders in the offer of payroll deductible loans, informs to the market that the Board of Directors unanimously approved the **payment of interest on equity** for the fiscal year of 2007, based on shareholding positions on this date, in the total amount of R$30,600,000.00 (thirty million and six hundred thousand Reais), equivalent to R$0.29 per share, subject to withholding income tax at 15%, except for those shareholders who are duly exempt, or those domiciled in countries whose legislation establishes different rates.

The Company's shares will be traded ex-interest on equity as of December 17 inclusive. Interest on equity, net of withholding income tax, will be considered as part of the mandatory dividends for the fiscal year of 2007, pursuant to article 9, paragraph 7 of Law 9.249/95, item V of CVM Deliberation 207/96, and item "a" of article 41 of the Company's Bylaws, and will be made available to shareholders as of January 3, 2008, without monetary restatement. The Executive Officers are authorized to carry out any and all acts needed to ensure said payment.

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

Paraná Banco

NOTICE TO THE MARKET

Agreements with Banco ABN AMRO REAL S/A and AYMORÉ Crédito, Financiamento e Investimento S/A

Curitiba, December 17, 2007

Paraná Banco hereby informs the market that on December 13, 2007, through its wholly-owned subsidiary, **J.Malucelli Agenciamento e Serviços Ltda**, it entered into agreements with **Banco ABN Amro Real S/A** and **Aymoré Crédito, Financiamento e Investimento S/A**, by means of which it will offer the following products of these institutions through its nationwide network of Franchisees:

- Personal Loans;
- Vehicle Financing.

These agreements mark one more step in **Paraná Banco's** expansion strategy and enlarges the portfolio of products sold by our Franchisees, who already offer loans and consumer financing though payroll-deductible credit.

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contacts:

Luis Cesar Miara
Investor Relations Officer
Paraná Banco S.A.
Telephone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
Investor Relations Manager
Paraná Banco S.A.
Telephone: 41. 3351-9812
ri@paranabanco.com.br

Paraná Banco

NOTICE TO THE MARKET

Paraná Banco's franchise network closes the year with 60 units operating

Curitiba, December 21, 2007

Paraná Banco informs the market that it **has achieved the initial goal**, disclosed in the IPO prospectus, of closing the year with 30 franchise units in operation. As a result, the Bank **is closing the year of 2007 with 60 units operating** in several important regions of the country.

According to the **Franchise Officer Nile Mannrich,** "we achieved this goal thanks to an experienced team, an excellent operating structure, a large number of agreements and strong and consolidated growth".

About Paraná Banco:

Paraná Banco was one of the first banks in Brazil to operate in the payroll-deduction lending segment, launching operations in the 1980s. The Bank focuses on payroll-deduction lending and has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

Paraná Banco

NOTICE TO THE MARKET

Acquisition of 100% of J. Malucelli Seguradora S.A.

Curitiba, January 15, 2008

Paraná Banco S.A. ("Bank") hereby informs its shareholders and the market that, on this date, the prior conditions laid out in the Final Prospectus for the Initial Public Offering of Preferred Paraná Banco S.A. Shares ("Prospectus") having been complied with, including prior approval by the Brazilian Private Insurance Superintendence ("SUSEP"), the Bank concluded the acquisition of shares representing 100% of the capital of J. Malucelli Seguradora S.A., under the terms and conditions laid down in the Prospectus and the Notice to the Market of January 7, 2008.

The transfer of control of J. Malucelli Seguradora S.A. to the Bank will be submitted to SUSEP in accordance with the applicable legislation.

About Paraná Banco:

Paraná Banco, private multiple bank, focused on payroll-deductible loans and the middle-market segment has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

Paraná Banco

NOTICE TO THE MARKET

FORS HOLDINGS – Full Dividend Rights

Curitiba, January 17, 2008

Paraná Banco announces to the market that, as a complement to the Board of Directors' Meeting of Paraná Banco S/A, held on January 15, 2008, due to the subscription right foreseen in the subscription warrant 02/02 issued on April 27, 2007, held by FORS HOLDINGS, and the capital increase carried out through the issue of 4,572,548 registered preferred shares, FORS HOLDINGS is now fully eligible for dividends and interest on equity that may be declared.

About Paraná Banco:

Paraná Banco, private multiple bank, focused on payroll-deductible loans and the middle-market segment has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

BANCO CENTRAL DO BRASIL (BRAZILIAN CENTRAL BANK)

Deorf/GTCUR – 2008/ 0524 Curitiba, January 29, 2008

INSTITUTION
PARANÁ BANCO S.A.

ADDRESS
Rua Visconde de Nacar, 1441 – 1 Andar – Centro
80410-201 – Curitiba / PR

ACT(S)	*PROCESS*	*DISPATCH DATE*
Board of Directors Meeting of January 15, 2008	0801398852	January 25, 2008

MATTERS APPROVED BY THIS ORGAN:

- Increase of capital from R$ 699,850,976.00 to R$ 763,866,648.00

REMARKS:

- We clarify that when the concerned increase in capital was approved by the Brazilian Central Bank, it did not analyze the matters that are under the jurisdiction of other Federal Administration bodies.

WE ARE PREPARING:

- The document relating to the Declaratory Act for filing with the Commercial Registry.

Financial System Organization Department
Technical Management in Curitiba

Odair Túlio
TECHNICAL MANAGER

Paulo de Tarso Freitas e Silva
COORDINATOR

Paraná Banco

NOTICE TO THE MARKET

Paraná Banco Constitutes Brazil's first private Reinsurance Company

Curitiba, January 31, 2008

Paraná Banco approved this last Wednesday, at a Board of Directors Meeting, the constitution of Brazil's first private Reinsurance Company.

J. Malucelli Resseguradora

Paraná Banco, by means of its wholly-owned subsidiary J. Malucelli Participações em Seguros e Resseguros SA, submitted to SUSEP – Superintendence of Private Insurance, a previous authorization request for the constitution of Brazil's first private capital Reinsurance Company, J. Malucelli Resseguradora S/A. Initially the company will focus its activities exclusively on the Surety Bond market and to capture the opportunities of the opening of the Reinsurance market in Brazil. The company will count on an initial capital of R$70 million, 16% higher than the minimum required pursuant to SUSEP rules. The decision of Paraná Banco to intensify its share in the Insurance/Reinsurance market was mainly a result of the possibility of capturing the opportunities coming from the opening of the Reinsurance market and the end of the monopoly of IRB – Brasil Resseguros S/A in this sector. Instead of being submitted to the market reserves created in the new legislation of the sector, the strategy will be to enjoy such reserves, in the condition of Local Reinsurance Company. J. Malucelli Resseguradora will start its operations with the guarantee of 100% of reinsurance premiums generated by J. Malucelli Seguradora, and that represent 50% of Brazil's Surety Bond market. J. Malucelli

has already paid to Reinsurance holders it works with, during the past years, more than R$470 million in Reinsurance premiums, resulting in profits of nearly R$300 million for Reinsurance holders. Part of these profits from now on will be retained by the Reinsurance Company of Paraná Banco, which also intends to maintain partnerships with IRB and with other international Reinsurance Companies, however in Retrocession (Reinsurance of the Reinsurance).

To coordinate the operations of the new company, Paraná Banco contracted Mr. Luis Alberto Pestana, a professional specialized in the Surety Bond market with more than 10 years of experience in one of the world's largest Surety Bond Reinsurance Companies. With the experience of Mr. Pestana in the Reinsurance area and of J. Malucelli Seguradora in the Surety Bond area, Paraná Banco intends to quickly consolidate its share in the sector in Brazil and then plan its expansion in the Reinsurance sector to other Latin American countries.

J. Malucelli Seguradora

Paraná Banco, by means of its subsidiary J. Malucelli Seguradora S/A, focuses its operation on the Surety Bond market, being an absolute leader in this market since 1997, holding nearly 10% of the Surety Bond premiums generated in Latin America, with a 50% market share in Brazil, according to data from SUSEP as of November 30, 2007. It has a wide network of branches and distributes its products by means of more than 900 brokers. Currently it has more than 18,600 corporate clients. The Surety Bond operations made by J. Malucelli Seguradora, guaranteeing obligations of its corporate client portfolio, reached R$210 million in 2007, representing a 114% growth compared to 2006. With outstanding technical results and with historical indexes of low claims (insurance indemnifications versus insurance premiums) of 3.2% in the last 10 years, the surety bond portfolio of J. Malucelli currently amounts to more than R$18 billion.

Surety Bond

Surety Bond is a financial product, similar to a letter of banking guarantee, which demands analysis of credit of its clients, as well as of its performance capacity. This insurance segment has shown high growth indexes, higher than the indexes of the insurance sector.

About Paraná Banco:

Paraná Banco, private multiple bank, focused on payroll-deductible loans and the middle-market segment has registered accelerating and consistent growth rates combined with low non-performance levels, resulting in high and sustainable profitability levels. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each year of the past seven years (from 2000 to 2006), according to the RISKBank index. Paraná Banco has well structured sales channels with national coverage, supported by direct contact with customers through our call center. The Bank's leadership in number of agreements signed and experience in payroll-deduction lending put it in a privileged position to take advantage of this excellent growth opportunity.

IR Contact:

Luis Cesar Miara
IR Officer
Paraná Banco S.A.
Phone: 41. 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
IR Manager
Paraná Banco S.A.
Phone: 41. 3351-9812
ri@paranabanco.com.br

RECEIVED

2008 ...

Paraná Banco

NOTICE TO THE MARKET

The franchise network of Paraná Banco reaches 69 operating units

Curitiba, February 29, 2008

Paraná Banco announces to the market that it is closing the month of **February** with a total of **69 operating franchises** and **85 additional units under development.**

A great part of this success is due to the company's extended **product mix,** traded by the franchises. The constant search for partnerships enables that Paraná Banco offers its clients an always increased variety of products, diversifying its business and providing **financial growth**.

About Paraná Banco:

Paraná Banco, a private multiple bank specializing in payroll-deduction loans and loans to the middle-market segment, has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each of the past seven years (from 2000 to 2006), according to the RiskBank Index. Paraná Banco has well structured sales channels with national coverage, as well as by direct contact with customers through its call center. The Bank's leadership in number of agreements signed and its experience in the payroll-deduction lending segment put it in a privileged position to take advantage of current growth opportunities.

IR Contacts:

Luis Cesar Miara
Investor Relations Officer
Paraná Banco S.A.
Telephone: (55 41) 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
Investor Relations Manager
Paraná Banco S.A.
Telephone: (55 41) 3351-9812
ri@paranabanco.com.br

Paraná Banco

NOTICE TO THE MARKET

J. Malucelli Seguradora Invests in Digital Certification

Curitiba, April 8, 2008

Paraná Banco announces to the market the launching of the **Digital Certification** tool of **J. Malucelli Seguradora**. Only in the first day more than **100 digital policies** were issued with the new technology.

"The digital certification is a set of techniques and processes which provide more security to the exchange of information through the Internet", explains the director of J. Malucelli Seguradora, Silvio Honda.

"The saving of time is both for the Insurance company and for our clients who do not need to go to our offices to get the policies", says the executive.

The great advantage of the digital signature is the **greater agility** for the issuance of policies, ensuring the **tracking** and the **security** of communication. In addition to saving costs, it also has an **ecological** action, since this technology does not require the use of special paper forms for the policies, as well as the expenses with copies of documents for notarization in the notary's office.

About Paraná Banco:

Paraná Banco, a private multiple bank specializing in payroll-deduction loans and loans to the middle-market segment, has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each of the past seven years (from 2000 to 2006), according to the RiskBank Index. Paraná Banco has well structured sales channels with national coverage, as well as by direct contact with customers through its call center. The Bank's leadership in number of agreements signed and its experience in the payroll-deduction lending segment put it in a privileged position to take advantage of current growth opportunities.

IR Contacts:

Luis Cesar Miara
Investor Relations Officer
Paraná Banco S.A.
Telephone: (55 41) 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
Investor Relations Manager
Paraná Banco S.A.
Telephone: (55 41) 3351-9812
ri@paranabanco.com.br

ParanáBanco

NOTICE TO THE MARKET

Ratification of the Transfer of J. Malucelli Seguradora S.A.'s Share Control

Curitiba, April 16, 2008

Paraná Banco S.A. ("Bank") hereby announces to its shareholders and to the market that the Superintendence of Private Insurance (SUSEP) has ratified the transfer of J. Malucelli Seguradora's share control, whereby it now belongs to Paraná Banco, pursuant to the Final Prospectus of Primary Public Distribution of Preferred Shares of Paraná Banco S.A. ("Prospectus") and to the notice to the market published on January 7, 2008.

The goodwill resulting from said acquisition, in the amount of R$39,808,000, shall be absorbed as follows:

R$19,959,000 recorded directly in the Bank's Shareholders' Equity.

R$19,849,000 recorded in the Bank's Profit through J. Malucelli Seguradora's equity income.

About Paraná Banco:

Paraná Banco, a private multiple bank specializing in payroll-deduction loans and loans to the middle-market segment, has registered accelerating and consistent growth rates combined with low non-performance levels, leading it to enjoy high and sustainable levels of profitability. Paraná Banco is the only bank to appear on the list of the 15 most profitable banks in Brazil in each of the past seven years (from 2000 to 2006), according to the RiskBank Index. Paraná Banco has well structured sales channels with national coverage, as well as by direct contact with customers through its call center. The Bank's leadership in number of agreements signed and its experience in the payroll-deduction lending segment put it in a privileged position to take advantage of current growth opportunities.

IR Contacts:

Luis Cesar Miara
Investor Relations Officer
Phone: +55 41 3351-9961
ri@paranabanco.com.br

Ricardo Rosanova Garcia
Investor Relations Manager
Phone: +55 41 3351-9812
ri@paranabanco.com.br

RECEIVED

Paraná Banco

PARANÁ BANCO S.A.
Companhia Aberta de Capital Autorizado
CNPJ nº 14.338.334/0001-99
NIRE 41.300.002.169
Rua Visconde de Nacar, 1441, CEP 80410-201 - Curitiba - PR

MATERIAL FACT

Pursuant to CVM Instruction 358 of January 3, 2002, Paraná Banco S.A ("Company") hereby informs shareholders and the market that, in compliance with CVM Instruction 384 of March 17, 2007, it has hired BANCO UBS PACTUAL S.A., a financial institution with head offices in the city of Rio de Janeiro at Praia de Botafogo, 501, Torre Corcovado, 5th and 6th floors, registered with the corporate roll of taxpayers (CNPJ/MF) under no. 30.306.294/0001-45, to act as **market maker** for its preferred shares ("PRBC4") on the São Paulo Stock Exchange – BOVESPA, for a six-month period, automatically extendable for further periods of equal length if neither party manifests any intent to the contrary, with the objective of increasing the liquidity of said shares. The Company also informs that the company currently has 37,800,000 preferred shares in circulation and that it has not entered into any agreement governing the exercise of voting rights or the purchase and sale of securities involving the market maker.

Curitiba, August 7, 2007

LUIS CESAR MIARA
Investor Relations Officer

SP - 105954-00007 - 1177050v1

Paraná Banco

MATERIAL FACT

PARANÁ BANCO S/A
Rua Visconde de Nacar, 1.441
Curitiba – Paraná
Corporate Taxpayer ID (CNPJ/MF) 14.388.334/0001-99

The Board of Directors of PARANÁ BANCO S/A authorized on today's date the buy-back of shares issued by the Bank, to remain in treasury for subsequent sale or cancellation.

The buy-back must observe the following limits and conditions, pursuant to CVM Instruction 10/80:

I – Objective of the bank with the operation: to maximize value accretion for shareholders through efficient administration of the capital structure.

II – Number of shares to be acquired: up to 4,156,481 (four million, one hundred and fifty-six thousand, four hundred and eight-one) preferred shares

III – Deadline for execution of the operations authorized: October 15, 2008

IV – Number of shares in circulation in the market: 41,564,810 preferred shares

V – Acquisition venue: São Paulo Stock Exchange (BOVESPA)

VI – Maximum share price: the acquisition price of the shares may not exceed the share price quoted on the BOVESPA.

VII – Brokerage house: Ativa S.A. C.T.V.

Curitiba, October 19, 2007

Paraná Banco S/A
Luis Cesar Miara
Investor Relations Officer

Paraná Banco

MATERIAL FACT

PARANÁ BANCO S/A
Rua Visconde de Nacar, 1.441
Curitiba – Paraná
Corporate Taxpayer ID (CNPJ/MF) 14.388.334/0001-99

The Board of Directors of PARANÁ BANCO S/A authorized on today's date the buy-back of shares issued by the Bank, to remain in treasury for subsequent sale or cancellation.

The buy-back must observe the following limits and conditions, pursuant to CVM Instruction 10/80:

I – Objective of the bank with the operation: to maximize value accretion for shareholders through efficient administration of the capital structure.

II – Number of shares to be acquired: up to 4,156,481 (four million, one hundred and fifty-six thousand, four hundred and eight-one) preferred shares

III – Deadline for execution of the operations authorized: October 15, 2008

IV – Number of shares in circulation in the market: 41,564,810 preferred shares

V – Acquisition venue: São Paulo Stock Exchange (BOVESPA)

VI – Maximum share price: the acquisition price of the shares may not exceed the share price quoted on the BOVESPA.

VII – Brokerage house: Ativa S.A. C.T.V.

Curitiba, October 19, 2007

Paraná Banco S/A
Luis Cesar Miara
Investor Relations Officer

Paraná Banco

STATEMENT OF INTENT

PARANÁ BANCO S.A., a publicly-held company headquartered in the City of Curitiba, State of Paraná, at Rua Visconde de Nacar, 1.441, Corporate Taxpayers' ID (CNPJ/MF) No. 14.388.334/0001-99, with its acts of incorporation duly filed at the Commercial Registry of the State of Paraná (JUCEPAR) under NIRE 41.300.002.169 ("BANK") hereby

REPRESENTS

1. That it intends to acquire the indirect ownership structure of J. Malucelli Seguradora S.A., a jointly stock company headquartered in the City of Curitiba, State of Paraná, at Rua Visconde de Nacar, nº. 1.441, Corporate Taxpayers" ID (CNPJ/MF) No. 84.948.157/0001-33, with its Bylaws duly filed at the Commercial Registry of the State of Paraná under NIRE 41.300.009.350 ("COMPANY"), through its wholly-owned subsidiary, Porto de Cima Holding Ltda., by means of conversion of preferred Shares into common Shares, pursuant to the Share Purchase Agreement and other covenants entered into on March 6, 2007 and, as a result, the Company shall henceforth operate with the characteristics established below. The transaction shall be conducted upon SUSEP approval.

Company's name: J. MALUCELLI SEGURADORA S.A.

Place and headquarters: Rua Visconde de Nacar, nº. 1.441, Curitiba, Paraná

Shareholders' equity as of November 30, 2007: six hundred and four million, forty-three thousand, two hundred and sixteen *reads* and seventy and six *centavos* (R$64,043,216.76)

Direct Ownership Structure (upon approval of share conversion):

Shareholder	Number of Shares	Total Capital Stock (%)
JMS PARTNERSHIP	2,149,036	25.50
Tremor Holdings S.A.	1,264,139	15.00
Porto de Cima Holding Ltda.	3,371,040	40.00
Fundo de Investimento em Participações Financeiras – FIP (*)	1,643,382	19.50
Joel Malucelli	1	-
Patrice Philipe Nogueira Baptista Etlin	1	-
Luiz Antonio Rodrigues Alves Filho	1	-
Total	8,427,600	100.00

(*) Fundo de Investimento em Participações – Instituições Financeiras e Seguradoras, equity fund registered with the Brazilian Securities and Exchange Commission (CVM) on February 27, 2007, managed by Planner Corretora de Valores S.A., a company duly authorized by CVM to manage investment funds and manage securities portfolios, headquartered in the City and State of São Paulo, at Avenida Paulista, n°. 2.439, 11° andar, Corporate Taxpayer's ID (CNPJ/MF) No. 00.806.535/0001-54.

Corporate Purpose: the Company's corporate purpose is to operate with elementary insurance, specializing in the guarantee insurance segment, and may also take part in other companies as partner, quota-holder or shareholder, with due regard for relevant legal provisions.

2. That, after the conversion of shares, the Bank shall hold the COMPANY's indirect control through its wholly-owned subsidiaries Tresor Holdings S.A. and Porto de Cima Holding Ltda., holding, jointly, 55.0% of the COMPANY's capital stock.

3. That, once the conversion of shares is carried out, the BANK, through Porto de Cima Holding Ltda., shall acquire 100% of the shares pertaining to JMS Partnership (Cayman) L.P., to Fundo de Investimentos em Participações – Instituições Financeiras e Seguradoras, to Mr. Patrice Philippe Nogueira Baptista Etlin and Mr. Luiz Antonio Rodrigues Alves Filho.

4. That the COMPANY's final ownership structure shall be as follows:

Shareholder	Number of Shares	Total Capital (%)
Tresor Holdings S.A.	1,264,139	15.00
Porto de Cima Holding Ltda.	7,163,460	85.00
Joel Malucelli	1	-
Total	8,427,600	100.00

5. That the BANK's ownership structure is provided in the table below:

Shareholding	Common Shares	% Common Shares	Preferred Shares	% Preferred Shares
J Malucelli Holding S.A.	41,061,059	67.76	3,658,903	7.96
Jorge Nacli Neto	6,047,880	9.98	538,920	1.17
R&S Malucelli Adm Partc Ltda.	5,956,924	9.83	530,815	1.15
Other Shareholders	7,534,137	12.43	40,072,446	87.20
Shares held in Treasury	-	-	1,159,700	2.52
Total	60,600,000	100.00	45,960,784	100.00

6. That the BANK, its legal representatives and its senior managers have no restrictive records, have a sound reputation, are no subject to any criminal charges that may prevent them from exercising their business activities and, further, that no adverse judgment was handed down (not favorable to them) in any lawsuit or administrative proceeding filed by any government authority.

Curitiba – Paraná, January 8, 2008.

PARANÁ BANCO S.A.
by Joel Malucelli and Jorge Nacli Neto

Paraná Banco

RECEIVED
2008 JUN 25 P 1:43

DISCLOSURE POLICY

OF MATERIAL ACT OR FACT

The purpose of this Disclosure Policy of Material Information is to set forth the duty of Paraná Banco S.A. (the "**Company**") of appropriately disclosing all material information about its businesses, defining both the obligations and mechanisms for the disclosure of material information to the market.

1 - Definitions

1. This instrument shall be construed based on the following definitions:

1.1 Stock Exchanges: the São Paulo Stock Exchange (BOVESPA), as well as any other Stock Exchange or organized over-the-counter markets in which the Company's securities are listed.

1.2 CVM: the Brazilian Securities and Exchange Commission.

1.3 Investor Relations Officer: the Company's Officer elected to perform the assignments set forth in CVM's rules and regulations, including ensuring the execution, supervision, and compliance with this Disclosure Policy.

1.4 Material Information: information considered as material information pursuant to Rule 358, including any decision made by a controlling shareholder, resolutions made at the General Meeting or by the Company's management or any other policy-administrative, technical, business or economic-financial act or fact which may have occurred or which relates to the Company's businesses, which may considerably influence:(i) the quotation of the Company's securities ("Securities"); (ii) the investors' decision to buy, sell or keep Securities; or (iii) the investors' decision to exercise any right inherent to their status of holder of Securities. A list of examples of conditions which may be considered Material Information can be found in article 2 of Rule 358.

1.5 Rule 358: The Brazilian Securities and Exchange Commission's Rule 358, as of January 3, 2002, as amended by Rule CVM 369, as of June 11, 2002, and further amendments.

1.6 Bound Persons : those mentioned in article 13 of Rule 358, including the Company, its direct or indirect controlling shareholder, officers, members of the Board of Directors, of the Fiscal Council and of any other technical or consulting

agencies created by statutory provisions, managers and employees, controlled companies and/or under shared control and respective controlling shareholders, members of the management and of technical or consulting departments, service providers and other professionals who have purposely adhered to the Disclosure Policy and which are legally bound to comply with the rules set forth herein, or any person who, pursuant to Rule 358, even not having adhered to the Disclosure Policy, have had access to information related to the material act or fact, due to his/her position, duty or rank in the Company, its controlling shareholders, its controlled companies or affiliated companies.

1.7 Disclosure Policy: this Disclosure Policy of Material Information and Maintenance of Confidentiality.

1.8 Company: Paraná Banco S.A.

1.9 Securities: any stocks, real estate receivable certificates, subscription bonuses, receipts and subscription rights, promissory notes, call or put options or derivatives of any kind, or any other security or collective investment agreement issued by the Company or related thereto, which by legal resolution shall be considered "securities" existing on the date the Disclosure Policy is approved or which is created thereafter.

2. Bound Persons shall comply with and ensure compliance with all provisions of this Disclosure Policy.

3. The Company's controlling shareholders, officers, members of the Board of Directors, of the Fiscal Council (when applicable) and of any other technical or consulting bodies created by statutory provisions, the Company's managers and employees who have frequent access to Material Information and other persons the Company deems necessary or appropriate shall sign the Instrument of Adhesion attached hereto (Exhibit 1), thus becoming Bound Persons for the purposes set forth herein.

4. The Company shall keep a list of Bound Persons in its headquarters and their respective qualifications, including their position or rank, address, as well as their Individual and/or Corporate Taxpayer's ID numbers, updating it whenever necessary.

2 – Purpose

5. The purpose of this Disclosure Policy is to set forth the rules which shall be observed by the Investor Relations Officer and Bound Persons regarding the disclosure of Material Information as well as the maintenance of confidentiality of Material Information

RECEIVED
2009 JUN 25 P 1:53

not yet disclosed to the public. The Company's Disclosure Policy has been designed in accordance with Rule CVM 358, yet it does not replace it. Bound Persons shall comply with all provisions of Rule 358, as well as with its eventual subsequent amendments.

6. The Investor Relations Officer shall clarify all questions and doubts regarding the provisions of this Disclosure Policy, and of the applicable regulation enacted by the CVM, and/or about the need to disclose or not any given information.

3 – Duties and Responsibilities

7. It shall be incumbent upon the Company's Investor Relations Officer:

(i) to disclose to and notify the CVM and Stock Exchanges in writing, immediately after taking cognizance of any material act or fact which has occurred or which relates to the Company's businesses, deemed as Material Information; and

(ii) to ensure the Material Information is immediately and concurrently disclosed to the CVM, Stock Exchanges, and all the markets where the Company's securities are listed, as well as to the investing public in general.

8. Both the CVM and, if applicable, Stock Exchanges shall be promptly informed in writing, in a detailed, clear and accurate manner, and using language which is accessible to the investing public, about the acts and/or facts which have taken place, informing, whenever possible, figures and other clarifications.

9. The Material Information shall be disclosed to the public by means of notices published in newspapers of widespread distribution regularly used by the Company, and this notice may include the summarized description of the Material Information provided that it indicates the Web (Internet) address where the detailed information will be available, in content at least identical to that sent to the CVM and Stock Exchanges and other entities, as applicable.

10. Whenever the Material Information is released through any means of communication, including press releases, or at meetings of professional associations, investors, analysts, or among a selected public, in Brazil or abroad, the Material Information shall mandatorily be concurrently disclosed to the CVM and, if applicable, to Stock Exchanges, and the investing public in general.

11. Any Bound Person who takes cognizance of acts or facts which shall be deemed Material Information shall promptly notify in writing the Investor Relations Officer.

12. The Bound Person who takes cognizance of Material Information shall promptly and directly notify in writing the CVM, whenever he/she informs the Investor Relations Officer about said Material Information - pursuant to aforementioned article 10, and provided that it is not the event described in chapter 4 below – and verifies and confirms the omission of the Investor Relations Officer in disclosing said Material Information.

13. The Material Information shall preferably be disclosed before the beginning or after the closing of the Stock Exchanges' trading sessions, complying with the trading schedules of these markets. Should the Stock Exchanges not be operating simultaneously, the disclosure will be done respecting the trading hours of the Brazilian Stock Exchanges.

4 - Exception to Immediate Disclosure of Material Information

14. The acts or facts which constitute Material Information shall exceptionally not be disclosed, should the Company's controlling shareholders or managers understand the disclosure will jeopardize the Company's legitimate interest.

15. The Company shall submit to the CVM its decision of exceptionally keeping the Material Information confidential, should they understand the disclosure shall jeopardize the Company's legitimate interest.

16. Should the non-disclosure of the Material Information pursuant to item 15 above not be controlled, and the Material Information becomes known by people other than those who originally knew about it and/or decided to maintain the confidentiality of said Material Information, and/or the public in general, and/or any atypical fluctuation occurs in quotations, prices or quantities of Securities traded, the controlling shareholders or the management shall directly, or via the Investor Relations Officer, provide for the Material Information to be immediately disclosed to the CVM, Stock Exchanges, and the public in general.

5 – Duty to Maintain the Confidentiality of the Material Information

17. The Bound Persons shall keep strictly confidential the undisclosed Material Information, pursuant to this Disclosure Policy and to Rule 358, to which they have access due to their position, until said Material Information is disclosed to the public. They shall also ensure that their subordinates and reliable third parties do the same.

18. Bound Persons shall not discuss Material Information in public places. Likewise, Bound Persons shall deal with matters related to the Material Information only with individuals who need to know said information, that is, those who are involved for the

reasons which justify the placement securities in the market, as well as organizing the duly disclosure to the public, always aiming at full complying with the provisions of Rule 358 and of this Disclosure Policy.

19. The Company and, more specifically, the Investor Relations Officer shall be notified about any breaches of this Disclosure Policy by Bound Persons, pursuant to Rule 358, and to the provisions of item 11 of this Disclosure Policy.

6 - Amendments

20. The CVM and Stock Exchanges shall be mandatorily notified about any amendments to this Disclosure Policy.

7 - Effectiveness

21. This Disclosure Policy shall become effective on the date of the registration of the company as a publicly-held company and its duration shall be undetermined, until the Board of Directors takes a different resolution.

Paraná Banco

PARANÁ BANCO S.A.

DISCLOSURE POLICY OF MATERIAL ACT OR FACT

EXHIBIT 1
INSTRUMENT OF ADHESION

I, [name and qualification], [position], hereby declare I am aware of the terms and conditions of Paraná Banco S.A.'s Disclosure Policy of Material Acts or Facts approved by the Company's Board of Directors on [date], pursuant to Rule CVM 358/2002. I hereby adhere to the aforementioned Policy, and undertake to comply with its terms and conditions.

Furthermore, I declare that I am fully aware that infringement to the provisions of the Disclosure Policy of Material Acts or Facts is a serious infringement, for the purposes provided for in paragraph 3 of article 11 of Brazilian Law 6,385/76.

[*City*], [*date*]

____
[*name*]

END